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Exhibit 99.2

These materials are important and require your immediate attention. They require shareholders of Biovail Corporation to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your Biovail Corporation shares, please contact Georgeson Shareholder Communications Canada Inc. toll free within North America at 1-866-676-3028. Additional numbers for callers outside of North America are provided on the back cover.

BIOVAIL CORPORATION INFORMATION FOR SHAREHOLDERS

Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular
MAY 28, 2009
YOUR VOTE IS EXTREMELY IMPORTANT PLEASE SUBMIT YOUR BLUE PROXY TODAY

This Management Proxy Circular solicits BLUE proxies

The Board of Directors unanimously recommends that you vote your BLUE proxy:

☑	FOR the election of the 11 director nominees proposed by Biovail in the accompanying Management Proxy Circular;

☑	FOR the re-appointment of Ernst & Young LLP as our auditors and the authorization of the directors to fix the auditors' remuneration;

☑	FOR the approval, by ordinary resolution, of amendments to Biovail's By-law;

☑	FOR the approval, by ordinary resolution, of amendments to Biovail's 2007 Equity Compensation Plan; and

☑	AGAINST ALL EIGHT resolutions proposed by the Dissident Shareholder.

Vote only the BLUE Proxy

April 21, 2009

Please direct all inquiries to:

If you have any questions about the information contained in this document or require assistance in completing your BLUE proxy form, please contact our proxy solicitation agent at:

GEORGESON

North American Toll Free Number: 1-866-676-3028

Bank and Broker and Collect Calls Accepted: 1-212-806-6859

*TOLL FREE — European: 00 800 6611 6611
European Collect Calls Accepted: +44 117 378 6025

*Austria; Belgium; Denmark; Finland; France; Germany; Ireland; Italy; Netherlands; Norway; Spain; Sweden;
Switzerland; and United Kingdom.

There are a number of important matters that each shareholder should carefully consider in connection with the Meeting:

•	The Board of Directors recommends that you VOTE your BLUE proxy:

☑	FOR the election of the 11 director nominees proposed by Biovail in the accompanying Management Proxy Circular;
☑	FOR the re-appointment of Ernst & Young LLP as our auditors and the authorization of the directors to fix the auditors' remuneration;
☑	FOR the approval, by ordinary resolution, of amendments to Biovail's By-law;
☑	FOR the approval, by ordinary resolution, of amendments to Biovail's 2007 Equity Compensation Plan; and
☑	AGAINST ALL EIGHT resolutions proposed by the Dissident Shareholder.

•	The reasons for these recommendations are discussed in the accompanying Management Proxy Circular.
•	Your vote is extremely important regardless of the number of Common Shares you own. Please take the time to cast your vote today.
•
Time is short and voting is a very quick and easy process. To be effective, your BLUE proxy must be received not later than 10:00 a.m. (Toronto time) May 26, 2009. Due to the limited time available, we recommend you consider voting by Internet, telephone or facsimile.

YOU MAY ALSO RECEIVE FORMS OF PROXIES AND OTHER
MATERIALS FROM ANOTHER PARTY OTHER THAN
MANAGEMENT. PLEASE DISCARD SUCH PROXIES
AND USE ONLY THE ACCOMPANYING BLUE PROXY.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual and Special Meeting of Shareholders (the "Meeting") of Biovail Corporation (the "Company" or "Biovail") will be held:

Date:	Thursday, the 28th day of May, 2009
Time:	10:00 a.m. (Toronto time)
Place:	CBC Canadian Broadcasting Centre Glenn Gould Studio 250 Front Street West Toronto, Ontario, Canada

Business of the Meeting:

1.
to receive the audited comparative consolidated financial statements of the Company as at and for the fiscal year ended December 31, 2008 and the auditors' report thereon, a copy of which is enclosed herewith;

2.
to elect directors for the ensuing year;

3.
to re-appoint Ernst & Young LLP as auditors for the ensuing year and authorize the Company's board of directors (the "Board of Directors") to fix the auditors' remuneration;

4.
to consider, and if thought advisable, to pass, with or without variation, a resolution to approve amendments to the Company's By-law to (i) reduce the quorum requirement for meetings of shareholders of the Company, and (ii) eliminate the Chairman's casting vote at meetings of the Board of Directors (the text of the resolution is set out in Schedule 2 to the accompanying Management Proxy Circular);

5.
to consider and, if thought advisable, to pass, with or without variation, a resolution to approve amendments to the Company's 2007 Equity Compensation Plan (the "Plan") to (i) increase the number of common shares ("Common Shares") issuable from treasury pursuant to the Plan, and (ii) increase the percentage of Common Shares that can be issued upon vesting of restricted share units pursuant to the Plan (the text of the resolution is set out in Schedule 3 to the accompanying Management Proxy Circular);

6.
to consider, and if thought advisable, to pass, with or without variation, the resolutions proposed by the Dissident Shareholder (as defined below) (the texts of which are set out in Schedule 4 to the accompanying Management Proxy Circular); and

7.
to transact such other business as may properly be brought before the Meeting.

Item 6 is included at the request of Mr. Eugene Melnyk, Biovail's former Chairman and Chief Executive Officer, and EM Holdings B.V., a company under Mr. Melnyk's control (together, the "Dissident Shareholder").

The specific details of the foregoing matters are set forth in the Management Proxy Circular accompanying this Notice of Meeting.

Shareholders are invited to attend the Meeting. Registered shareholders who are unable to attend the Meeting in person are urged to vote using any one of the methods outlined on the enclosed BLUE proxy, including mail, Internet, telephone or facsimile.

Shareholders are cautioned that the use of mail to transmit proxies is at each shareholder's risk. Due to the limited time available, we recommend you vote by Internet, telephone or facsimile.

Non-registered shareholders who receive these materials through their broker or other intermediary should follow the instructions provided by their broker or intermediary.

To be effective, your BLUE proxy must be received by CIBC Mellon Trust Company not later than 10:00 a.m. (Toronto time) on May 26, 2009, or, in the case of any adjournment of the Meeting, not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the adjournment. The time limit for deposit of proxies may be waived by the Board of Directors at its discretion. Completing and sending the BLUE proxy will cancel any other proxy you may have previously submitted in connection with the Meeting, as it is the later dated proxy that will be counted.

Shareholders of record at the close of business on April 20, 2009 will be entitled to vote at the Meeting.

DATED at Mississauga, Ontario this 21st day of April, 2009.

By Order of the Board of Directors.

Wendy A. Kelley
Senior Vice-President, General Counsel and
Corporate Secretary

                            TABLE OF CONTENTS

SECTION 1
QUESTIONS ABOUT THE COMPANY	4
SECTION 2
QUESTIONS ABOUT VOTING	7
What decisions will the shareholders be making at the Meeting?	7
Who is entitled to vote?	7
How do I vote if I am a REGISTERED shareholder?	7
How do I appoint a proxyholder?	8
Who is soliciting my proxy?	8
How will my shares be voted if I give my proxy?	8
If I change my mind, can I take back my proxy once I have given it?	9
What if amendments are made to these matters or if other matters are brought before the Meeting?	9
How do I vote if I am a NON-REGISTERED shareholder?	9
How can I contact the independent directors, the Lead Director and/or the Chairman of the Board?	9
Whom should I contact if I have questions concerning the Circular or the BLUE form of proxy?	10
How can I contact the transfer agent?	10
SECTION 3
BACKGROUND TO THE MEETING	11
1. NEW STRATEGIC FOCUS	11
Implementation of new Strategic Focus is "Ahead of Plan"	11
(a) Acquisition of Prestwick Pharmaceuticals Inc.	11
(b) Strengthened In-House Specialty CNS Expertise	12
(c) Formation of External Advisory Board	12
(d) Infrastructure and Cost Rationalization	13
(e) Sale of Non-Core Assets	13
Financial Plan Ahead of Key Targets	14
Increased Acquisition Opportunities	14
2. EXPERIENCED AND INDEPENDENT BOARD OF DIRECTORS	14
3. STRENGTHENED MANAGEMENT TEAM	14
New CEO — William Wells	14
New CFO — Margaret Mulligan	15
New Vice-President, Intellectual Property — Rochelle Seide	15
New Specialty CNS Expertise	15
Requisitioned Meeting by Eugene Melnyk	15
Mr. Melnyk's History with Biovail	15
Mr. Melnyk's Actions at Last Year's Shareholders' Meeting	17
Mr. Melnyk's Requisition for This Year's Shareholders' Meeting	17
SECTION 4
BUSINESS OF THE MEETING	19
1. ELECTION OF THE BOARD OF DIRECTORS	19
Reasons for Voting in Favour of Biovail's Nominees to the Board	20
(a) Successful Implementation of New Strategic Focus	20
(b) Increased Share Price, Impressive Total Shareholder Return and Favourable Analyst Reports	21
(c) Strong 2008 Financial Results	23
(d) Experienced and Independent Board	23
(e) Improved Corporate Governance Standards	24
(f) Looking Forward	25
Reasons for Rejecting Mr. Melnyk's Dissident Nominees	25
Information Regarding Our Nominees to the Board	26
Information Regarding Dissident Shareholder's Nominees to the Board	33
2. REAPPOINTMENT OF INDEPENDENT AUDITORS	33
Information About Biovail's Auditors	33
(a) Re-Appointment of Independent Auditors	33
(b) Auditors' Fees and Services	33
(c) Audit Committee's Pre-Approval Policies and Procedures	33
(d) Fees Paid to Ernst & Young LLP	34
(e) Audit-Related Services	34
3. AMENDMENTS TO BY-LAW	34
(a) Amendment to Quorum Requirement for Meetings of Shareholders	34
(b) Deletion of the Chairman's Casting Vote at Meetings of Directors	35
4. AMENDMENTS TO 2007 EQUITY COMPENSATION PLAN	35
5. DISSIDENT SHAREHOLDER'S RESOLUTIONS	37
Voting Securities and Principal Holders of Voting Shares	38
OSC Settlement Agreement with Mr. Melnyk — Suspicious Trading Investigation	38
Mr. Melnyk's Reduced Shareholdings	39
SECTION 5
DISCLOSURE OF COMPENSATION AND RELATED INFORMATION	40
SECTION 6
CORPORATE GOVERNANCE	81
SECTION 7
ADDITIONAL MATTERS	82
Other Matters	82
Request for Documents	82
CERTIFICATE	83

APPENDIX A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	84
Board of Directors	84
Independence	84
Lead Director	84
Meetings of Independent Directors	85
Meetings of the Board of Directors	85
Membership on Other Boards	87
Engagement of External Advisors	87
Charter of the Board of Directors	87
Position Descriptions	88
Orientation and Continuing Education	88
Orientation of New Directors	88
Continuing Education of Directors	88
Ethical Business Conduct	89
Standards of Business Conduct	89
Code of Professional Conduct	89
Whistleblower Policy	89
Conflicts of Interest	89
Audit Committee	89
Compensation Committee	91
Compensation	91
Nominating and Corporate Governance Committee	92
Nomination of Directors	93
2008 Independent Committee	93
Other Board Committees	94
Assessments	94
APPENDIX B
CHARTER OF THE BOARD OF DIRECTORS	95
SCHEDULE 1
EXTERNAL ADVISORY BOARD	104
SCHEDULE 2
AMENDMENTS TO BY-LAW	106
SCHEDULE 3
AMENDMENTS TO 2007 EQUITY COMPENSATION PLAN	107
SCHEDULE 4
DISSIDENT SHAREHOLDER'S RESOLUTIONS	108

THE PROXY TO VOTE IS BLUE.
☑ Vote FOR the election of the 11 Biovail directors.
☑ Vote FOR the auditors.
☑ Vote FOR the By-law amendments.
☑ Vote FOR the 2007 Equity Compensation Plan amendments.
☑ Vote AGAINST ALL EIGHT proposed dissident resolutions.

To ensure your vote is counted, completed BLUE proxies must be received by,
 10:00 a.m. (Toronto time) on May 26, 2009.

HOW TO VOTE YOUR BLUE PROXY

BENEFICIAL HOLDERS

(Biovail shareholders who hold their securities through a Broker, Bank, or other Nominee)

Canadian Beneficial Securityholders		United States Beneficial Securityholders
A. Internet	www.proxyvote.com	A. Internet	www.proxyvote.com
B. Fax	905-507-7793 or 514-281-8911	B. Telephone	1-800-454-8683
C. Telephone	1-800-474-7493	C. Mail	Return your completed Voting Instruction Form in the enclosed
D. Mail	Return your completed Voting Instruction Form in the enclosed postage-paid envelope.		postage-paid envelope.

*Beneficial shareholders should carefully follow the instructions on their Voting Instruction Form as there may be a requirement for votes to be submitted at least 24 hours in advance of the proxy cut-off time.

REGISTERED HOLDERS

(Biovail Shareholders who have a physical certificate in their name)

A. Fax	416-368-2502
B. Phone	1-866-271-1207
C. Internet	www.eproxyvoting.com/biovail
D. Mail	in the enclosed postage-paid envelope

Shareholders may direct questions to our Proxy Solicitation Agent at:

North American Toll Free Number: 1-866-676-3028
Banks and Brokers call collect: 1-212-806-6859

YOUR VOTE IS EXTREMELY IMPORTANT AND WE ENCOURAGE YOUR PARTICIPATION

Registered Shareholders

If you have a certificate for your Common Shares, you will have received the BLUE proxy from our transfer agent, CIBC Mellon Trust Company. Using any one of the methods outlined on the BLUE form of proxy, you are urged to vote:

  •
  FOR the election of the 11 director nominees proposed by Biovail in this Circular;

  •
  FOR the re-appointment of Ernst & Young LLP as our auditors and the authorization of the directors to fix the auditors' remuneration;

  •
  FOR the approval, by ordinary resolution, of amendments to Biovail's By-law;

  •
  FOR the approval, by ordinary resolution, of amendments to Biovail's 2007 Equity Compensation Plan; and

  •
  AGAINST ALL EIGHT resolutions proposed by Eugene Melnyk and EM Holdings B.V., a company controlled by Mr. Melnyk (together, the "Dissident Shareholder").

To vote in person at the Meeting, please see "How do I vote if I am a REGISTERED shareholder?" on page 7 of this Circular.

Non-Registered Shareholders

If your Common Shares are held in the name of a nominee (securities broker, trustee or other financial institution), you will have received a request for voting instructions from your broker. Follow the instructions on your BLUE Voting Instruction Form using any one of the methods outlined on the BLUE Voting Instruction Form to vote:

  •
  FOR the election of the 11 director nominees proposed by Biovail in this Circular;

  •
  FOR the re-appointment of Ernst & Young LLP as our auditors and the authorization of the directors to fix the auditors' remuneration;

  •
  FOR the approval, by ordinary resolution, of amendments to Biovail's By-law;

  •
  FOR the approval, by ordinary resolution, of amendments to Biovail's 2007 Equity Compensation Plan; and

  •
  AGAINST ALL EIGHT resolutions proposed by the Dissident Shareholder.

To vote in person at the Meeting, please see "How do I vote if I am a NON-REGISTERED shareholder?" on page 9 of this Circular.

Interpretation

References to the "Circular" are to this management proxy circular. Except where the context otherwise requires or unless otherwise specifically indicated, all references in this Circular to the "Company", "Biovail", "we", "us", "our" or similar words or phrases are to Biovail Corporation and its subsidiaries, taken together. In this Circular, references to "US$" or "$" are to United States dollars and references to "C$" are to Canadian dollars. Unless otherwise indicated, the statistical and financial data contained in this Circular are as of December 31, 2008.

Shareholder Proposals

A shareholder who is entitled to vote at the annual meeting of shareholders of the Company in respect of the fiscal year ended December 31, 2009 (to be held in 2010) who intends to raise a proposal for consideration at such annual meeting must submit such proposal to the Company not later than January 21, 2010.

Caution Regarding Forward-Looking Information and "Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

To the extent that any statements made in this Circular contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning defined under applicable Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook, including, without limitation, our intent and ability to implement and effectively execute plans and initiatives associated with our New Strategic Focus (as defined below), the timing of the implementation of the New Strategic Focus and the anticipated impact of the New Strategic Focus, our beliefs related to pricing, reimbursement, competition and exclusivity periods for products in the specialty Central Nervous System ("CNS") markets, our intent to complete in-license agreements and acquisitions and to successfully integrate such in-license agreements and acquisitions into our business and operations and to achieve the anticipated benefits of such in-license agreements and acquisitions, our expectations regarding the development of products outside the therapeutic area of specialty CNS disorders, the timing regarding the planned closure of our Puerto Rico manufacturing operations, the associated costs and anticipated impact of such closure, our ability to sell or divest these facilities and possible impact on our manufacturing processes, our intent and timing of the sale on our recently closed Dublin, Ireland research and development facility, our intent regarding and timing of the planned disposals of non-core assets and the anticipated proceeds of such dispositions, the availability of benefits under tax treaties, the continued availability of low effective tax rates for our operations, the amount, timing, results and progress of investment in research and development efforts and the expected tracking of research and development expenses, additional expected charges and anticipated annual savings related to ongoing or planned efficiency initiatives, the anticipated manufacturing and commercialization of, and the amount and timing of expected contribution from, pipeline products that are successfully developed, our intent and ability to make future dividend payments, our intent and ability to continue the repurchase of shares of our issued and outstanding common stock (the "Common Shares") under our share repurchase program, the expected impact of the acquisition of Prestwick Pharmaceuticals Inc. on earnings per share and cash flows, the timing, costs and expected impact of the resolution of certain legacy litigation and regulatory proceedings, the availability of Director and Officer liability insurance as a result of the settlement of certain litigation and the anticipated amount of premiums to be paid in respect of Director and Officer liability insurance, the sufficiency of cash resources (including those available under the accordion feature of our existing credit facility) to support future spending requirements, and expected capital expenditures and business development activities. Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "target" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although we have indicated above certain of these statements set out herein, all of the statements in this Circular that contain forward-looking statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and readers are cautioned not to place undue reliance on such statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products; the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products; timelines associated with the development of, and receipt of regulatory approval for, our new products; the opportunities present in the market for therapies for specialty CNS disorders; and the resolution of insurance claims relating to certain litigation and regulatory proceedings. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the results of continuing safety and efficacy studies by industry and government agencies, uncertainties associated with the development, acquisition and launch of new products, contractual disagreements with third parties, availability of capital and ability to generate operating cash flows and satisfy applicable laws for dividend payments, the continuation of the recent market turmoil, market liquidity for our Common Shares, our ability to secure third-party manufacturing arrangements, our satisfaction of applicable laws for the repurchase of our Common Shares, our ability to retain the limited number of customers from which a significant portion of our revenue is derived, reliance on key strategic alliances, delay in or transition issues arising from the closure of our Puerto Rico and Ireland facilities, the successful implementation of our New Strategic Focus, our eligibility for benefits under tax treaties, the availability of raw materials and finished products, the regulatory environment, the unpredictability of protection afforded by our patents and other intellectual and proprietary property, the mix of activities and income in various jurisdictions in which we operate, infringement or alleged infringement of the intellectual property rights of others, the ability to manufacture and commercialize pipeline products, unanticipated interruptions in our manufacturing operations or transportation services, the expense, timing and uncertain outcome of legal and regulatory proceedings and settlements thereof, payment by insurers of insurance claims, currency and interest rate fluctuations, consolidated tax rate assumptions, fluctuations in operating results, and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission (the "SEC") and the Canadian Securities Administrators, as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this Circular, as well as under the heading "Key Information — Risk Factors" contained in Item 3.D of our most recent Annual Report on Form 20-F. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement, except as required by law.

SECTION 1 QUESTIONS ABOUT THE COMPANY

Q1
Why should I vote FOR Biovail's nominees to the Board of Directors?

A1
The 11 director nominees put forth by Biovail are extremely well qualified and will provide the Company with continued strong, experienced and independent leadership. The board of directors of the Company (the "Board of Directors" or the "Board") is comprised of individuals with current and proven senior experience in the pharmaceutical industry, as well as expertise in business, financial, corporate governance and government matters. In addition, Biovail's nominees include individuals who served on the Independent Committee of the Board that oversaw the development of the Company's New Strategic Focus (as defined below), are best positioned to oversee the continued successful implementation of the New Strategic Focus, and fairly represent the interests of all shareholders. See "Section 4 — Business of the Meeting — Election of Directors — Reasons for Voting for Biovail's Nominees to the Board".

Q2
Why should I NOT vote for Eugene Melnyk's nominees to the Board of Directors?

A2
Biovail's 11 nominees form an independent Board with significant public company experience and a commitment to representing the interests of all shareholders. Biovail's 11 nominees have been reviewed and confirmed by the independent directors comprising Biovail's Nominating and Corporate Governance Committee — and such 11 nominees are independent of, and free from the influence of, any significant shareholder. In 2008, Biovail shareholders unequivocally rejected Mr. Melnyk's slate of directors and, at the same time, Biovail shareholders strongly endorsed Biovail's New Strategic Focus. Given Mr. Melnyk's past record with the Company, Biovail shareholders should be concerned that the election of two nominees of Mr. Melnyk could result in a dysfunctional Board that would not be in the best interests of all Biovail shareholders and could disrupt the significant progress made by Biovail over the last 12 months, particularly the progress made on the implementation of our New Strategic Focus (a plan that Mr. Melnyk has publicly stated he disagrees with) (See "Section 4 — Business of the Meeting — Election of Directors — Reasons for Voting in Favour of Biovail's Nominees to the Board").

Q3
What progress has the Company made on its New Strategic Focus?

A3
Since receiving Board approval in May 2008, we have taken significant steps to commence the successful implementation of the New Strategic Focus. These steps are described below under the heading "Section 3 — Background to the Meeting — New Strategic Focus — Implementation of the New Strategic Focus is 'Ahead of Schedule"'. Specifically, since May 1, 2008, we have (i) acquired and launched our first specialty CNS product, tetrabenazine tablets, with the acquisition of Prestwick in September 2008, (ii) significantly strengthened our in-house expertise in specialty CNS with the hiring of Drs. H. Christian Fibiger, Robert Butz and Neil Sussman, and (iii) established an External Advisory Board composed of six experts in the pharmaceutical/biotechnology industry. Further, the market (and the analyst community) have endorsed our New Strategic Focus — for the period May 1, 2008 to April 21, 2009, Biovail's share price on the Toronto Stock Exchange (the "TSX") has outperformed the S&P/TSX Composite Index by approximately 50 percentage points and Biovail's share price on the New York Stock Exchange (the "NYSE") has outperformed the S&P 500 Index by approximately 35 percentage points. In addition, during this same time period, Biovail's total shareholder return on the TSX and NYSE has been 33.6% and 10.1%, respectively.

Q4
Why should I vote FOR the amendment to Biovail's By-law?

A4
The current quorum threshold of 51% for a meeting of the Company's shareholders is inappropriately high for a Canadian public company. In fact, as evidenced by what occurred at Biovail's shareholders' meeting on June 25, 2008 (see Question 5 below), this high quorum requirement can be used to frustrate shareholder democracy. It is proposed that the By-law be amended to provide for a quorum threshold of 25%, which is consistent with Canadian public company practice and the threshold recommended by a prominent third party governance entity. In addition, to reflect prevailing corporate governance practices, it is proposed that the By-law be amended to provide that, in the event of an equality of votes at a meeting of directors, the chair of the meeting shall not be entitled to a second or casting vote.

Q5
What did Eugene Melnyk do at the 2008 Biovail shareholder meeting to frustrate shareholder democracy?

A5
In advance of last year's annual meeting of shareholders of the Company, Mr. Melnyk commenced a proxy contest with the Company and attempted to take control of Biovail by nominating his own hand-picked "dissident" slate of directors for election to the Board. Prior to the commencement of that meeting on June 25, 2008, Mr. Melnyk was advised by the Company that his slate of dissident nominees would be unequivocally defeated in the proxy contest — Biovail's nominees to the Board had won the support of approximately 87% of the shares to be represented by proxy at the meeting, other than shares controlled by Mr. Melnyk and his associated trusts. Upon learning of his impending defeat, only minutes before the start of the shareholders' meeting, Mr. Melnyk revoked certain of his personal proxies, thereby frustrating the required quorum for the meeting as set out in Biovail's By-law. As a result of Mr. Melnyk's actions, the shareholders' meeting had to be adjourned, at substantial additional cost and expense to the Company and all shareholders. In revoking his proxies, Mr. Melnyk circumvented the democratic process by which shareholders had unequivocally rejected Mr. Melnyk's nominees and intended to elect Biovail's nominees to the Board. At the reconvened annual shareholders' meeting held on August 8, 2008, shareholders voted overwhelmingly to elect Biovail's nominees to the Board. Biovail incurred costs of $6.2 million in respect of the proxy contest with Mr. Melnyk (costs that were substantially higher as a result of Mr. Melnyk's refusal to accept the democratic results delivered by shareholders prior to the June 25, 2008 shareholders' meeting). Mr. Melnyk's actions provide a clear rationale for Biovail's proposal to reduce our quorum requirements to a level (25%) that is consistent with the overwhelming majority of other companies comparable to ours (see Question 4 above).

Q6
Why should I vote FOR the amendment to Biovail's 2007 Equity Compensation Plan?

A6
Biovail's Compensation Committee is considering making special grants of performance-based restricted share units ("RSUs") to certain executives as part of their executive compensation. The vesting of these RSUs would be dependent on the achievement by the Company of total shareholder return targets that are expressed relative to the total shareholder return attained by the companies comprising Biovail's comparator group. The higher the Company's relative total shareholder return, as measured against the comparator group, the greater the number of RSUs that will ultimately vest. Performance below a pre-determined percentile as compared to the comparator group results in zero vesting. We believe that the granting of the special performance-based RSUs is consistent with our executive compensation objectives, in that these units are linked to corporate performance and will align the interests of the executives with those of our shareholders. However, under the current restrictions imposed by Biovail's 2007 Equity Compensation Plan (the "Plan"), there are insufficient reserves of equity to accommodate both the proposed special grants of performance-based RSUs and the Company's ongoing equity-based compensation needs for the next three to four years. As such, with the advice of an independent compensation consultant, we are proposing to increase some of the reserve limits imposed by the Plan (while maintaining the other limits and restrictions in the Plan) to allow the Company to make this special grant of performance-based RSUs, while continuing to meet its ongoing equity-based compensation needs for the next three to four years. The Plan amendments have been conditionally approved by the TSX.

Q7
Why should I vote AGAINST ALL EIGHT of the Dissident Shareholder's resolutions?

A7
Stated simply, shareholders should vote against each of the Dissident Shareholder's resolutions (the "Dissident Shareholder Resolutions") because:

(i)
Biovail currently has very high standards of corporate governance;

(ii)
Biovail's corporate governance standards have been substantially improved since Mr. Melnyk left the Board of Directors in 2007;

(iii)
the Dissident Shareholder Resolutions are unnecessary or contrary to Biovail's best interests and are formulated in a manner that is impractical and go well beyond the corporate governance practices of the vast majority of other major Canadian public companies; and

(iv)
shareholders should consider the source of the proposals.

  The Company's Nominating and Corporate Governance Committee considered each of the Dissident Shareholder Resolutions and, for the reasons outlined in greater detail in Schedule 4 to this Circular, the Committee and the Board were unanimously of the view that shareholders should vote against each of the Dissident Shareholder Resolutions. Biovail's corporate governance practices, as set out in the Statement of Corporate Governance Practices in Appendix "A" to this Circular and reflected in our governance documents on our website at www.biovail.com, are fully compliant with Canadian securities regulatory requirements for reporting issuers, and are also very responsive to most of the recommendations for corporate governance published by third party governance advisory organizations, including the Canadian Coalition for Good Governance ("CCGG"). Using its Corporate Governance Quotient as at April 1, 2009, RiskMetrics Group Inc. ("RiskMetrics") has ranked Biovail as outperforming 88.7% of the companies on the S&P/TSX Composite Index and 98.6% of the companies in the Pharmaceuticals, Biotechnology and Life Sciences group on corporate governance matters.

  It is important to note that the Company has implemented substantial improvements to its corporate governance practices since Mr. Melnyk left the Board of Directors in June 2007, including the following: (i) the Charter of the Board has been amended to require an independent Lead Director be appointed when there is a non-independent chairman; (ii) a fully independent Nominating and Corporate Governance Committee has been created; and (iii) the Corporate Governance Guidelines and other Board and committee charters have been significantly enhanced to respond to best practices on corporate governance. In fact, today, Biovail is in full or substantial compliance with 98% of the CCGG corporate governance guidelines' minimum standards.

  In the case of certain of Mr. Melnyk's Dissident Shareholder Resolutions, Biovail's practices already substantially address such matters. In addition, many of the Dissident Shareholder Resolutions propose that Biovail comply with CCGG guidelines "in effect from time to time". While we believe that it is appropriate to re-examine our corporate governance practices in light of recommendations made by third parties, such as CCGG, automatic acceptance of as-yet-unknown future recommendations of any third party entity without consideration of their applicability to the Company or whether they are otherwise in the Company's best interests would be an improper derogation of the Board's duties and responsibilities and be contrary to good corporate governance practices. We are not aware of any other major Canadian company that has adopted such extreme practices as those proposed by the Dissident Shareholder.

  Finally, shareholders should consider the source of these proposals. Biovail believes that Mr. Melnyk is seeking to attack the Company's corporate governance practices as a means of generating support for the election of his two nominees to the Board. Mr. Melnyk's actions at last year's shareholders' meeting (see "Section 3 — Background to the Meeting — Requisitioned Meeting by Mr. Melnyk — Mr. Melnyk's Actions at Last Year's Shareholders' Meeting") demonstrated that Mr. Melnyk is more interested in pursuing his own personal agenda, rather than acting in the best interests of all shareholders. By way of example, given his status as both the Company's largest shareholder and his repeated attempts to change or influence the control of Biovail, Mr. Melnyk's Dissident Shareholder Resolution No. 4 would provide Mr. Melnyk with the opportunity to nominate directors to serve his personal interests and would unduly burden all other shareholders by requiring the Company to fund the costs of any dissident proxy solicitation process initiated in future years by Mr. Melnyk (or any other 5% shareholder). Further, in his Dissident Shareholder Resolution No. 2, Mr. Melnyk seeks to introduce an unworkable director and officer indemnification policy, when Mr. Melnyk has been the principal beneficiary of Biovail's indemnification arrangements (the Company has paid to Mr. Melnyk more than US$4.0 million over and above our directors' and officers' ("D&O") insurance coverage in connection with Mr. Melnyk's indemnification arrangements).

Q8
Is Mr. Melnyk still a significant shareholder of Biovail?

A8
Yes, Mr. Melnyk remains Biovail's largest shareholder, holding 10.8% of Biovail's issued and outstanding Common Shares based on a Schedule 13D/A filed by Mr. Melnyk on March 27, 2009. However, since last year's shareholders' meeting, Mr. Melnyk and his associated trusts have reduced their shareholdings in Biovail, through the sale of more than 9.3 million Common Shares. At August 8, 2008, Mr. Melnyk and his associated trusts held in aggregate more than 26.4 million Common Shares, equal to 16.4% of Biovail's outstanding Common Shares. Today, Mr. Melnyk owns 17.1 million Common Shares. Since Mr. Melnyk requisitioned the shareholders' meeting on February 25, 2009, Mr. Melnyk's associated trust has sold more than 3 million Common Shares.

Q9
Where can I get more information about how to vote my proxy?

A9
Please contact Georgeson, the firm engaged by Biovail to solicit BLUE proxies for the Meeting, toll free at 1-866-676-3028 if you are in North America and 00 800 6611 6611 if you are in Europe.

Q10
What should I do if I receive a proxy card from the Dissident Shareholder?

A10
The Dissident Shareholder has stated its intention to propose alternative director nominees for election at the Meeting. You may receive proxy solicitation materials from the Dissident Shareholder, including a dissident proxy circular and proxy card. Our Board urges you not to sign or return any proxy card sent to you by the Dissident Shareholder. If you have previously voted using the Dissident Shareholder proxy card, you have every right to change your vote by executing the BLUE proxy card or by voting by telephone or through the Internet by following the instructions described below under the heading "Section 2 — If I change my mind, can I take back my proxy once I have given it?". Only the latest dated proxy you submit will be counted.

SECTION 2 QUESTIONS ABOUT VOTING

What decisions will the shareholders be making at the Meeting?

You will be asked to vote on the following matters:

  •
  the election of directors;

  •
  the re-appointment of Ernst & Young LLP as our auditors and the authorization of the Board of Directors to fix the auditors' remuneration;

  •
  an ordinary resolution to amend Biovail's By-law to (i) reduce the quorum requirement for meetings of shareholders of the Company, and (ii) eliminate the Chairman's casting vote entitlement at meetings of the Board of Directors (the text of the resolution is set out in Schedule 2 to this Circular);

  •
  an ordinary resolution to amend Biovail's 2007 Equity Compensation Plan to (i) increase the number of Common Shares issuable from treasury pursuant to the Plan, and (ii) increase the percentage of such Common Shares that can be issued upon vesting of RSUs pursuant to the Plan (the text of the resolution is set out in Schedule 3 to this Circular); and

  •
  eight ordinary Dissident Shareholder Resolutions proposed by the Dissident Shareholder (the text of each of the Dissident Shareholder Resolutions is set out in Schedule 4 to this Circular).

The Board of Directors recommends that you:

  •
  VOTE FOR the election of the 11 director nominees proposed by Biovail in this Circular;

  •
  VOTE FOR the re-appointment of Ernst & Young LLP as our auditors and the authorization of the directors to fix the auditors' remuneration;

  •
  VOTE FOR the ordinary resolution authorizing amendments to Biovail's By-law to (i) reduce the quorum requirement for meetings of shareholders of the Company to two persons holding not less than 25% of the Company's total number of issued and outstanding Common Shares, and (ii) eliminate the Chairman's casting vote entitlement at meetings of the Board of Directors;

  •
  VOTE FOR the ordinary resolution to amend Biovail's 2007 Equity Compensation Plan to (i) increase the number of Common Shares issuable from treasury pursuant to the Plan, and (ii) increase the percentage of such Common Shares that can be issued upon vesting of RSUs pursuant to the Plan; and

  •
  VOTE AGAINST each of the eight Dissident Shareholder Resolutions proposed by the Dissident Shareholder as set out in Schedule 4 to this Circular.

  DO NOT VOTE for the two nominees to the Board of Directors proposed by the Dissident Shareholder (you should VOTE only the BLUE proxy accompanying this Circular in favour of Biovail's nominees to the Board; ignore any form of proxy sent to you by the Dissident Shareholder).

In addition, you may be asked to vote in respect of any other matters that may properly be brought before the Meeting (as defined below). As of the date of this Circular, our management is not aware of any such other matters.

Who is entitled to vote?

Each shareholder is entitled to one vote for each Common Share registered in his or her name as of the close of business on April 20, 2009, the record date for the purpose of determining holders of Common Shares entitled to receive notice of and to vote at our Annual and Special Meeting of Shareholders to be held on May 28, 2009 (the "Meeting").

As at April 20, 2009, 158,224,512 Common Shares were issued and outstanding and entitled to be voted at the Meeting.

How do I vote if I am a REGISTERED shareholder?

You may exercise your right to vote by attending and voting your Common Shares in person at the Meeting or by voting using any of the methods outlined on the attached BLUE form of proxy.

Registered shareholders who attend the Meeting are entitled to cast one vote for each Common Share held on each resolution put before the Meeting. Whether or not you plan to attend the Meeting you are encouraged to vote using any of the methods outlined on the BLUE form of proxy. Your participation in person in a vote by ballot at the Meeting will automatically revoke any proxy previously given. Upon arriving at the Meeting, report to the desk of the transfer agent, CIBC Mellon Trust Company ("CIBC Mellon"), to sign in and revoke any proxy previously given.

To vote by mail or facsimile using the BLUE form of proxy, your proxy form must be received by our registrar and transfer agent, CIBC Mellon Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1, facsimile: 416-368-2502, not later than 10:00 a.m. (Toronto time) on May 26, 2009. If the Meeting is adjourned or postponed, CIBC Mellon must receive the BLUE form of proxy at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled Meeting.

In order to expedite your vote, you may use a touch-tone telephone or the Internet:

To vote by telephone, call toll free 1-866-271-1207. You will be prompted to provide your 13 digit control number printed below your pre-printed name and address. The telephone voting service is available until May 26, 2009 at 10:00 a.m. (Toronto time) and you may not appoint a person as proxyholder other than the management nominees named in the accompanying form of proxy when voting by telephone.

To vote via the Internet, go to www.eproxyvoting.com/biovail and follow the instructions on the website prior to May 26, 2009 at 10:00 a.m. (Toronto time).

How do I appoint a proxyholder?

Your proxyholder is the person you appoint to cast your votes for you. Signing the BLUE form of proxy appoints Mr. Wells or, failing him, Ms. Kelley, as your proxyholder to vote your Common Shares at the Meeting. You can choose anyone you want to be your proxyholder; it does not have to be the person we have designated in the BLUE form of proxy. Just write in the name of the person you would like to appoint in the blank space provided in the BLUE form of proxy. Please ensure that the person you have appointed will be attending the Meeting and is aware that he or she will be voting your Common Shares. Proxyholders should speak to a representative of CIBC Mellon upon arriving at the Meeting.

If you sign the BLUE form of proxy but leave the space blank, the persons designated in the form will be authorized to vote and otherwise act for you at the Meeting, including any continuation after adjournment of the Meeting.

Who is soliciting my proxy?

Our management is soliciting your proxy for use at the Meeting.    All associated costs of solicitation will be borne by Biovail. The solicitation will be conducted primarily by mail, but proxies may also be solicited personally, by telephone or electronically, by our regular employees for which no additional compensation will be paid, or by our proxy solicitation agent (as described below). However, Biovail may, at its own expense, pay those entities holding Common Shares in the names of their principals for their reasonable expenses in forwarding solicitation materials to their principals. We anticipate that copies of this Circular and the accompanying BLUE form of proxy will be distributed to shareholders on or about April 30, 2009.

We have retained Georgeson Shareholder Communications Canada Inc. ("Georgeson") to assist in connection with our communications with shareholders and solicitation of proxies. In connection with these services, Georgeson is expected to receive a fee of approximately C$70,000 (a portion of which is payable as a success fee), plus a per call fee for retail shareholder calls and will be reimbursed for its reasonable out-of-pocket expenses.

How will my shares be voted if I give my proxy?

On the BLUE form of proxy, you can indicate how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the proxy form how you want to vote on a particular issue (by marking, as applicable, (i) FOR or WITHHOLD or (ii) FOR or AGAINST), then your proxyholder must vote your Common Shares accordingly.

If you have not specified how to vote on a particular matter, then your proxyholder can vote your Common Shares as he or she sees fit. Unless otherwise specified, the proxyholders designated by management on the BLUE form of proxy shall vote your Common Shares as follows:

  •
  FOR the election of the 11 director nominees proposed by Biovail in this Circular;

  •
  FOR the re-appointment of Ernst & Young LLP as our auditors and the authorization of the directors to fix the auditors' remuneration;

  •
  FOR the approval of amendments to Biovail's By-law to (i) reduce the quorum requirement for meetings of shareholders of the Company, and (ii) eliminate the Chairman's casting vote at meetings of the Board of Directors;

  •
  FOR the approval, by ordinary resolution, of amendments to Biovail's 2007 Equity Compensation Plan to (i) increase the number of Common Shares issuable from treasury pursuant to the Plan, and (ii) increase the percentage of such Common Shares that can be issued upon vesting of RSUs pursuant to the Plan; and

  •
  AGAINST each of the eight Dissident Shareholder Resolutions proposed by the Dissident Shareholder set out in Schedule 4 to this Circular.

If I change my mind, can I take back my proxy once I have given it?

Yes, pursuant to section 148(4) of the Canada Business Corporations Act ("CBCA"), you may revoke any proxy that you have given up until the time of the Meeting. In addition to revocation in any other manner permitted by law, you may revoke the proxy by preparing a written statement, signed by you or your attorney, or if the proxy is given on behalf of a corporation, by an authorized officer or attorney of such corporation, and depositing such written revocation statement at the office of CIBC Mellon at any time up to and including the last business day preceding the day of the Meeting (or any adjournment thereof) at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting (or any adjournment thereof) prior to the proxy being voted.

A registered shareholder participating in person, in a vote by ballot at the Meeting, will automatically revoke any proxy previously given by that shareholder regarding business considered by that vote.

What if amendments are made to these matters or if other matters are brought before the Meeting?

The BLUE form of proxy also gives discretionary authority to proxy nominees with respect to amendments or variations to matters identified in the Notice of Meeting or other matters that may come before the Meeting.

As of the date of this Circular, our management is not aware of any such amendments, variations or other matters to come before the Meeting. However, if any such changes that are not currently known to management should properly come before the Meeting, the Common Shares represented by proxies in favour of the management nominees will be voted in accordance with the best judgment of the proxy nominees.

How do I vote if I am a NON-REGISTERED shareholder?

The BLUE form of proxy provided with this Circular will indicate whether or not you are a registered shareholder. Non-registered shareholders hold their Common Shares through intermediaries, such as banks, trust companies, securities dealers or brokers. If you are a non-registered shareholder, the intermediary holding your Common Shares should provide a BLUE Voting Instruction Form which you must complete by using any one of the methods outlined. This form will constitute voting instructions that the intermediary must follow and should be returned in accordance with the instructions to ensure it is counted for the Meeting. In order to expedite your vote, you may use a touch-tone telephone or the Internet, following the instructions outlined on the BLUE Voting Instruction Form.

If, as a non-registered shareholder, you wish to attend the Meeting and vote your Common Shares in person, or have another person attend and vote your Common Shares on your behalf, you should fill your own name, or the name of your appointee, in the space provided on the BLUE Voting Instruction Form. An intermediary's Voting Instruction Form will likely provide corresponding instructions to cast your vote in person. In either case, you should carefully follow the instructions provided by the intermediary and contact the intermediary promptly if you need help.

A non-registered shareholder may revoke a proxy or voting instruction which has been previously given to an intermediary by written notice to the intermediary. In order to ensure that the intermediary acts upon a revocation, the written notice should be received by the intermediary well in advance of the Meeting.

How can I contact the independent directors, the Lead Director and/or the Chairman of the Board?

You may contact the independent directors, the Lead Director and/or the Chairman of the Board with the assistance of Biovail Investor Relations. Shareholders or other interested persons can send a letter, e-mail or fax c/o Biovail Investor Relations at the following co-ordinates:

Investor Relations
7150 Mississauga Road
Mississauga, ON L5N 8M5
Phone: 905-286-3000 Fax: 905-286-3050
E-mail: ir@biovail.com

Whom should I contact if I have questions concerning the Circular or the BLUE form of proxy?

If you have questions concerning the information contained in this Circular or require assistance in completing the BLUE proxy form you may contact:

Georgeson
North American Toll Free Number: 1-866-676-3028
Bank and Broker and Collect Calls Accepted: 1-212-806-6859
TOLL FREE – European: 00 800 6611 6611
European Collect Calls Accepted: +44 117 378 6025

How can I contact the transfer agent?

You may contact the transfer agent by mail or by telephone (within Canada and the United States):

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, ON M5C 2W9 CANADA
Tel: AnswerLine® (for all security transfer inquiries): 1-800-387-0825 or 416-643-5500
Fax: 416-643-5501

SECTION 3 BACKGROUND TO THE MEETING

When considering your vote, it is important to understand the following background information.

For Biovail, 2008 was a year of decisive action that transformed our Company. Under the leadership of the Board of Directors, the following actions were taken during the year: (i) development and implementation of the Company's New Strategic Focus (as defined below) to enhance shareholder value; (ii) enhancement of the independence, experience and governance standards of the Board; and (iii) strengthening of our senior management team. In order to ensure that shareholders understand and are aware of the significance of each of these actions, they are described in further detail below.

1.     NEW STRATEGIC FOCUS

Until 2008, our focus was on oral drug-delivery technologies and our business growth was predicated on the development and large-scale manufacturing of pharmaceutical products incorporating such technologies. However, the last several years have been characterized by significant changes in the environment for oral controlled-release products, including higher patent barriers, increased sophistication and enhanced competition from manufacturers of generic drugs, an industry-wide slowdown in new drug approvals and increasing financial pressure on third-party reimbursement policies.

In January 2008, the Board established an independent committee of directors (the "Independent Committee") to consider, among other things, strategic alternatives to enhance shareholder value and to explore operational strategies that would allow our Company to create sustainable growth and more effectively capitalize on our core capabilities. Under the Independent Committee's direction, and with financial advice from Morgan Stanley & Co. and support from a global consulting company with extensive experience in the pharmaceutical industry, we developed the "New Strategic Focus". Our New Strategic Focus is targeted at the development of pharmaceutical products that address unmet medical needs in specialty CNS disorders, with a core focus on neurological disorders, such as epilepsy, Parkinson's disease and multiple sclerosis. Our strategy can benefit from our existing capabilities in drug development and formulation, at inception and through the management of the life cycle of those products.

The New Strategic Focus was unanimously approved by the Board in May 2008, and endorsed by shareholders at our last annual shareholders' meeting on August 8, 2008, at the time of the election of Biovail's nominees to the Board.

According to IMS Health Inc., a leading provider of information solutions to the pharmaceutical and healthcare industries, CNS disorders represent an approximately $70 billion market globally (approximately $45 billion in the U.S.), with expected growth in the low- to mid-double digits in many niche specialty CNS markets. Since unmet medical needs are high within these markets, we believe financial pressures on reimbursement and reliance on third-party payors is less intense. Further, as specialty CNS products target smaller patient populations, we believe competition from large multinational pharmaceutical companies may be less severe. By focusing our development and commercialization efforts on products that address unmet medical needs in specialty CNS disorders, we believe our products are likely to receive enhanced intellectual property and/or regulatory protection and favourable formulary coverage, which we expect will facilitate higher prescription volumes, longer periods of commercial exclusivity, favourable pricing and reimbursement acceptance and, consequently, higher revenue. In addition, based on available market data, the niche specialty CNS market features a relatively small audience of experts, physicians and prescribers, which allows for the deployment of a relatively small commercial sales organization.

With the adoption of the New Strategic Focus, our legacy drug-delivery technologies, while still important to Biovail, are now no longer at the core of our business model. Our existing oral controlled-release products and our other commercial products provide (and we expect will continue to provide) us with a source of revenue to support the investment in our New Strategic Focus. Our drug delivery technologies will remain and may allow for leveraging opportunities for future specialty CNS programs; however, our core business focus for the future will be unmet medical needs in specialty CNS disorders.

Implementation of New Strategic Focus is "Ahead of Plan"

Since receiving Board approval in May 2008, management has taken significant steps to commence the successful implementation of the New Strategic Focus, including the following:

(a)
Acquisition of Prestwick Pharmaceuticals Inc.

On September 16, 2008, we acquired 100% of Prestwick, a privately-held U.S.-based pharmaceutical company that held the U.S. and Canadian licensing rights to our first specialty CNS product, tetrabenazine tablets (known as Xenazine® in the U.S. and Nitoman® in Canada). Xenazine® is approved in the U.S. for the treatment of chorea associated with Huntington's disease and is the only FDA-approved treatment for any symptom of Huntington's disease. Xenazine® became commercially available to U.S. specialist physicians in November 2008 through our marketing partner. Nitoman®, which is promoted by Biovail Pharmaceuticals Canada, a division of Biovail, is approved in Canada to treat a broad range of hyperkinetic movement disorders.

(b)
Strengthened In-House Specialty CNS Expertise

In connection with the New Strategic Focus, we have significantly strengthened our expertise in specialty CNS disorders with the addition of three senior executives with specialty CNS expertise.

In November 2008, Dr. H. Christian Fibiger was appointed Senior Vice-President, Chief Scientific Officer of Biovail Laboratories International SRL ("BLS"), our principal operating subsidiary. Dr. Fibiger has more than 25 years of experience in neuroscience research and clinical investigation, has received numerous honours for his contributions to neuroscience research, and has authored or co-authored over 400 publications. As Chief Scientific Officer, Dr. Fibiger is responsible for overseeing the development of our product pipeline and for chairing our new External Advisory Board, which will provide guidance and input on our pipeline selection and development efforts. Dr. Fibiger, a Fellow of the American College of Neuropsychopharmacology, was most recently Chief Scientific Officer of MedGenesis Therapeutix Inc., a privately-held biopharmaceutical company based in Victoria, British Columbia. He has also served as Vice-President and Global Therapeutic Area Head of Neuroscience for Amgen Inc. and as Vice-President of Neuroscience Discovery Research and Clinical Investigation at Eli Lilly & Co. In addition, from 1972-1998, Dr. Fibiger was Professor and Head of the Division of Neurological Sciences and Chair of the University Graduate Program in Neuroscience at the University of British Columbia.

In June 2008, Dr. Robert Butz was appointed Vice-President, Medical and Scientific Affairs of Biovail Technologies Ltd. ("BTL"). Dr. Butz has more than 30 years of experience in the pharmaceutical industry and has been instrumental in the development of numerous CNS programs. Before joining Biovail, Dr. Butz was employed by MDS Pharma Services, initially as Vice-President Global Regulatory Affairs and then as Vice-President & General Manager of that company's Development & Regulatory business. Prior to that, Dr. Butz's biotech career included positions as Co-Founder, President and Chief Operating Officer of Polymerix Corporation; Co-Founder, President and Chief Executive Officer of Copernicus Therapeutics; President and Chief Operating Officer of Sensus Drug Development Corporation; and Vice-President Development of Amylin Pharmaceuticals. Before that, Dr. Butz served as the first Vice-President Clinical Operations, and as Vice-President Strategic Business Research at Quintiles Transnational Corporation. Prior to that, Dr. Butz spent 11 years in basic and clinical research and development positions at Burroughs Wellcome & Co.

In August 2008, Dr. Neil Sussman was appointed Vice-President, Neurologic and Psychiatric Development of BTL. Dr. Sussman has more than 20 years of experience in the pharmaceutical industry, has overseen the development of numerous specialty CNS programs and has co-authored over 30 peer-reviewed original papers in the area of CNS disorders. Prior to joining Biovail, Dr. Sussman was President of NMSNeuro Consulting, specializing in therapeutic areas such as dementia, mania, neuroprotection, multiple sclerosis and Parkinson's disease. Before that, Dr. Sussman was Senior Director, CNS Clinical Research of Kyowa Pharmaceutical, overseeing development-stage products in Parkinson's disease. Earlier in his career, Dr. Sussman held positions of increasing responsibly at Marion Merrell Dow where he worked on the development of vigabatrin (Sabril); Abbott Laboratories, where he served as Venture Head, Neurotherapeutics; Bristol-Myers Squibb's CNS Clinical Research division; and Forest Laboratories, as Director, CNS Clinical Development, where he was involved in the development of escitalopram (Lexapro). He also spent four years as Director, Medical Affairs with PRA International, a global clinical research organization.

(c)
Formation of External Advisory Board

In March 2009, we formed the External Advisory Board to oversee and provide medical, scientific, and commercial input into the Company's development-pipeline efforts in specialty CNS disorders. The formation of the External Advisory Board complements our in-house expertise and resources in specialty CNS disorders.

The External Advisory Board is chaired by Dr. Fibiger and is comprised of Franklin M. Berger, Dr. Mark A. Cochran, Dr. Kathleen Clarence-Smith, Dr. Robert H. Lenox, Dr. Karoly Nikolich and Dr. Ian Ragan, all of whom bring a wealth of academic, business and product-development expertise and acumen to Biovail.

The significant expertise of each of our new External Advisory board members is highlighted below:

Member	Expertise and Experience
Franklin M. Berger	Consultant to biotechnology industry Over 20 years' experience in biotechnology investment banking Director: Seattle Genetics, Inc.; ViroChem Pharma, Inc.
Dr. Mark A. Cochran	Acting CEO of division of Microbix Biosystems Former CEO of Blanchette Rockefeller Neurosciences Institute Former VP Business Development, Bayer Pharmaceuticals
Dr. Kathleen Clarence-Smith	Internationally recognized neurologist Former senior executive of sanofi-aventis, Roche, Otsuka Board Member/Co-founder of American Society of Experimental NeuroTherapeutics
Dr. Robert H. Lenox	Consultant in central nervous system drug discovery/development Formerly VP and Worldwide Head of CNS Drug Discovery for sanofi-aventis Author/co-author of 150 peer-reviewed publications
Dr. Karoly Nikolich	CEO of Amnestix, Inc. (biopharma company focused on CNS disorders) Former Executive Director, Neuroscience Institute, Stanford University Co-author of 125 publications
Dr. Ian Ragan	Director, CIR Consultancy Ltd. (biotech/pharma consulting services)
Former Executive Director, Neuroscience Research, Europe, Eli Lilly & Co.
Scientific Advisory Board member of Capsant Neurotechnologies and Evotec AG

Further details regarding the background and experience of each member of our External Advisory Board are set out in Schedule 1 to this Circular.

(d)
Infrastructure and Cost Rationalization

In support of the New Strategic Focus, we have also undertaken activities intended to promote efficiency, significantly reduce our cost structure, better align our expenses with projected revenues, and free up capital that can be deployed in support of our new specialty CNS focus. These actions include:

  (i)
  consolidating our manufacturing resources by closing our two Puerto Rico manufacturing facilities and transferring certain manufacturing and packaging processes to our Steinbach, Manitoba facility. The ongoing process to wind down our Puerto Rico operations remains on schedule and we anticipate that these facilities will close in 2010;

  (ii)
  consolidating our internal R&D program management at our facility in Chantilly, Virginia by closing our R&D facility in Dublin, Ireland. This consolidation has been completed and we currently expect to finalize a sale of the Ireland facility by 2010; and

  (iii)
  rationalizing our general and administrative expenses by reducing legal expenses relating to legacy litigation and regulatory issues arising from the period when Eugene Melnyk was Chairman and Chief Executive Officer of the Company. In furtherance of this plan, we have settled six legacy litigation/regulatory matters since December 2007.

We do not anticipate any impact on our existing revenue base due to the closure of our Ireland R&D facility or our Puerto Rico manufacturing facilities, and expect that the combined closure of these three facilities will reduce our total workforce by approximately 20% (approximately 300 employees).

We expect that the closure of our Puerto Rico and Ireland facilities, and the implementation of other operating-efficiency initiatives, will result in annual savings of between $30 million to $40 million.

(e)
Sale of Non-Core Assets

We are in the process of divesting and monetizing certain non-core assets, and continue to target approximately $100 million in total proceeds from this action. To date, we have realized approximately $30.7 million of this goal. This capital is expected to be used to fund our share repurchase program or to support development and implementation of our new specialty CNS focus.

Financial Plan Ahead of Key Targets

As part of the New Strategic Focus, we developed a five-year financial plan, which included targeting the in-licensing or acquisition of four to five development-stage and/or commercial specialty CNS products with expected peak annual revenues of between $100 million to $300 million and with at least five years of market exclusivity. An assumption of this plan was that our first specialty CNS products would not contribute meaningfully to our revenues until 2012. However, with the Prestwick acquisition in September 2008, we significantly accelerated this timeline by acquiring the North American licensing rights to tetrabenazine tablets (known as Xenazine® in the U.S. and Nitoman® in Canada). For the year ended 2008, Xenazine® generated revenues of $2.6 million (from its commercial launch in the U.S. in late November to the end of 2008) and Nitoman® generated revenues of $1.5 million. In the U.S., total prescription volume has exceeded our initial expectations. Through the Prestwick acquisition, we also have options to develop future Xenazine®-related products.

Increased Acquisition Opportunities

We are in various stages of negotiations with a number of pharmaceutical companies with development-stage and/or commercial products in CNS markets. Given the current global financial environment (including the economic downturn and the significantly more limited access to credit), we are seeing numerous and unique opportunities to in-license or acquire CNS products and have also been introduced to corporate acquisition targets that might not have been otherwise available to us.

Many of the products we are screening belong to development-stage companies that are not yet profitable and, in some cases, are facing the prospect of running out of cash prior to the completion of their product-development plans. Accordingly, these companies are more eager to discuss product-licensing or acquisition arrangements than they would have been only a year ago. We believe that companies that are financially strong, such as Biovail, are well positioned to succeed in this environment.

Given our cash and cash equivalents balance of $318 million at December 31, 2008 and our strong cash flows (with more than $342 million, after adjustments, of cash generated from operations during our fiscal year ended December 31, 2008), we believe that these market forces present us with a unique opportunity to further accelerate the implementation of our New Strategic Focus.

2.     EXPERIENCED AND INDEPENDENT BOARD OF DIRECTORS

As discussed in greater detail below, shareholders voted overwhelmingly to elect Biovail's nominees to the Board at last year's annual general meeting of shareholders on August 8, 2008.

The incumbent Board is comprised of 10 individuals with current and proven senior experience in the pharmaceutical industry, as well as expertise in business, financial and corporate governance matters. In addition, eight of the 10 incumbent directors are independent under applicable securities regulatory and stock exchange requirements in Canada and the U.S. and are free of any potential conflicts of interests or influence from a significant shareholder (Mr. Wells is not independent by virtue of his position as Chief Executive Officer and Dr. Douglas Squires is not independent by virtue of him previously serving as our Chief Executive Officer).

The 10 current directors form a Board that is independent of Mr. Melnyk's influence and is able to exercise its judgement in the best interests of the Company and all of its shareholders without any undue external influences on its decision-making process. As described further below under the heading "Section 4 — Business of the Meeting — Election of the Board of Directors", the Company's nominees for election at the Meeting — which include all ten incumbent directors and a new independent director nominee — are best positioned to oversee the continued successful implementation of the New Strategic Focus. The incumbent Board will continue to provide the Company with strong, experienced and independent leadership and fairly represent the interests of all shareholders.

We believe that all 11 nominees put forth by Biovail in this Circular are extremely well qualified and will serve our Company and its shareholders well. For a detailed biography of each of the nominees put forth by Biovail, please see "Section 4 — Business of the Meeting — Election of the Board of Directors — Information Regarding Our Nominees to the Board" on pages 26 through 32 of this Circular.

3.     STRENGTHENED MANAGEMENT TEAM

Since May 2008, the Board has taken steps to strengthen our senior management team.

New CEO — William Wells

The Board appointed Mr. William Wells, a Board member since June 2005, as Chief Executive Officer effective May 1, 2008. In less than a year, Mr. Wells has overseen and driven the successful implementation of our

New Strategic Focus, including each of the items described above under "Implementation of Our New Strategic Focus is 'Ahead of Plan"'. During the period May 1, 2008 to April 21, 2009, factoring in dividends paid to shareholders, Biovail's total shareholder return on the TSX and the NYSE was 33.6% and 10.1%, respectively, and Biovail's share price on the TSX has outperformed the S&P/TSX Composite Index by approximately 50 percentage points, and Biovail's share price on the NYSE has outperformed the S&P 500 Index by approximately 35 percentage points.

As President of BLS, our key operating subsidiary, Mr. Wells is responsible for all strategic and executive operating decisions relating to BLS' business, including its research and development strategies, budgets, priorities and programs. Mr. Wells' responsibilities as President of BLS also include the review and the decision-making authority over all significant product and technology acquisitions and development and BLS' supply and distribution agreements. Mr. Wells is also responsible for developing and maintaining strategic alliances and important customer relationships.

New CFO — Margaret Mulligan

Ms. Margaret Mulligan was appointed Chief Financial Officer effective September 3, 2008. As Chief Financial Officer, Ms. Mulligan is responsible for finance, including consolidated financial planning and reporting, and financial operations. Her responsibilities also include overseeing the development of strategies and programs to proactively position our Company and business to disparate groups of external stakeholders, including the investment community, media, governments, the medical community and the general public. Ms. Mulligan has over 29 years of financial experience, having served in various senior management and executive capacities, including (i) as Executive Vice-President, Chief Financial Officer and Treasurer of Linamar Corporation (a public company listed on the TSX); (ii) as Senior Vice-President, Audit & Chief Inspector and then Executive Vice-President, Systems and Operations with The Bank of Nova Scotia (Scotiabank); and (iii) as an Audit Partner with PricewaterhouseCoopers LLP in Toronto. Ms. Mulligan is also a Fellow of the Institute of Chartered Accountants of Ontario.

New Vice-President, Intellectual Property — Rochelle Seide

Rochelle Seide Ph.D., J.D. was appointed Vice-President, Intellectual Property of BLS on April 6, 2009. As head of Biovail's Intellectual Property Group, Dr. Seide's activities will include responsibility for exploiting, leveraging and defending Biovail's significant patent portfolio. Dr. Seide brings a wealth of intellectual property, legal and pharmaceutical industry experience to Biovail. Dr. Seide has over 23 years of experience as a patent attorney, with the majority of it focused in the life sciences industry, including (i) as Senior Counsel at Schwegman, Lundberg & Woessner, a Minneapolis-based law firm that has a significant focus in the biotechnology and pharmaceutical (chemical) areas, (ii) as Partner in the New York office of Arent Fox, LLP, where she practiced in the Intellectual Property and Life Sciences groups, and (iii) as partner and co-head of the Biotechnology Practice of Baker Botts, LLP.

New Specialty CNS Expertise

As noted above, in November 2008, Dr. Fibiger was appointed Senior Vice-President, Chief Scientific Officer of BLS, in June 2008, Dr. Robert Butz was appointed Vice-President, Medical and Scientific Affairs of BTL, and in August 2008, Dr. Neil Sussman was appointed Vice-President, Neurologic and Psychiatric Development of BTL.

Requisitioned Meeting by Eugene Melnyk

On February 25, 2009, Mr. Melnyk, the Company's former Chairman and Chief Executive Officer, and a company under his control, delivered a requisition to the Board requesting that the Board call a meeting of shareholders to consider certain matters set out in Mr. Melnyk's requisition.

We believe it is important, when assessing Mr. Melnyk's desire to elect his two nominees to the Board, to understand Mr. Melnyk's history with Biovail and, in particular, his actions at last year's shareholders' meeting. As well, we believe that Mr. Melnyk's history with Biovail should be considered by shareholders when assessing Mr. Melnyk's motives in proposing the eight Dissident Shareholder Resolutions set out in Schedule 4 to this Circular.

Mr. Melnyk's History with Biovail

Mr. Melnyk was Chief Executive Officer of Biovail from December 2001 to October 2004. He was also Chairman of the Board during his tenure as Chief Executive Officer. Following his resignation as Chief Executive Officer, Mr. Melnyk continued to serve as Biovail's Executive Chairman until June 2006. Mr. Melnyk resigned from the Board of Directors on June 30, 2007, concurrent with the terms of a settlement agreement entered into by Mr. Melnyk and other parties with the Ontario Securities Commission (the "OSC") whereby Mr. Melnyk was prohibited by the OSC from serving on the Board of Directors for a one-year period. Mr. Melnyk resigned from his remaining capacities with the Company on February 25, 2008.

The period during which Mr. Melnyk was Chief Executive Officer has become the focus of numerous civil, criminal and regulatory investigations and proceedings which have tarnished the Company's reputation, significantly increased expenses (particularly legal fees), negatively impacted our stock price and been a significant distraction for the Board and management. The Board has devoted considerable effort toward the resolution of these investigations and proceedings. Litigation and regulatory issues related to Mr. Melnyk's term as Chief Executive Officer have cost the Company in excess of $287 million in legal expenses, settlements and penalties (more than $209 million net of insurance recoveries) as at March 31, 2009.

The investigations and proceedings relating to this time period include the following:

  (i)
  the OSC investigation and proceedings (referred to above) related to suspicious trading in the Common Shares of Biovail by Mr. Melnyk and entities associated with Mr. Melnyk. Mr. Melnyk ultimately settled this matter, the terms of which included payment of C$1.0 million to the OSC and Mr. Melnyk's agreement not to serve as a director of Biovail Corporation until after June 30, 2008. An SEC investigation into substantially the same suspicious trading by Mr. Melnyk and his associated entities was settled in February 2009 and resulted in Mr. Melnyk agreeing to pay a fine to the SEC of $1.0 million;

  (ii)
  an SEC investigation relating to Biovail's accounting and disclosure practices that ultimately resulted in an SEC Complaint involving allegations of "chronic fraudulent conduct — including financial reporting fraud and other intentional public misrepresentations" that affected reporting periods from 2001 to 2004. Biovail and four individual defendants, including Mr. Melnyk, were named in the complaint. We have entered into a Consent Decree with the SEC which required a payment by Biovail of $10.0 million;

  (iii)
  an investigation and subsequent enforcement proceeding by the OSC into matters substantially similar to the SEC investigation described above, of which the Company and four individuals, including Mr. Melnyk, were the subject. In early 2009, the OSC approved a settlement agreement with Biovail pursuant to which we paid C$5.3 million to the OSC, inclusive of the OSC's costs, to fully settle the matter as against the Company. The OSC has also entered into settlement agreements with three of the four individuals, other than Mr. Melnyk. The OSC hearing into the allegations against Mr. Melnyk commenced on March 4, 2009, and is ongoing. We are indemnifying the four individual defendants for their legal costs in this OSC matter and the SEC matter described above, and have paid to date, on account of such individuals, in excess of US$24.0 million, of which less than US$7.5 million has been reimbursed by our D&O insurers. Of these amounts, in excess of US$7.0 million was paid in connection with Mr. Melnyk's indemnification arrangements, of which less than US$3.0 million was reimbursed by our D&O insurers;

  (iv)
  U.S. securities class action (the "U.S. Securities Class Action") complaints naming Biovail and certain of its then current and former officers and a former director as defendants, including Mr. Melnyk in his capacity as the Chief Executive Officer and Chairman during the material time period. The complaints included allegations that the defendants made materially false and misleading statements that inflated the price of Biovail stock between February 7, 2003 and March 2, 2004. Pursuant to a court-approved settlement agreement, Biovail has paid $138 million (including plaintiff's legal fees) to fully settle this matter on behalf of Biovail and the named individual defendants;

  (v)
  a Canadian securities class action against Biovail and several of its officers, relying on essentially the same facts and allegations and the same time period (February 7, 2003 to March 2, 2004) as the U.S. Securities Class Action. This class action has been settled, and the plaintiffs' compensation will be derived from the settlement amount referred to above in the U.S. Securities Class Action;

  (vi)
  a target letter from the U.S. Attorney's Office for the District of Massachusetts regarding the federal grand jury investigation of activities surrounding the 2003 commercial launch of Cardizern® LA. The U.S. Attorney's Office advised that the investigation concerned payments, and conspiracy to make payments, in violation of anti-kickback statutes and related crimes, including mail and wire fraud. Biovail has entered into a settlement agreement (which remains subject to final Court approval) and one of its subsidiaries has entered into a written plea agreement with respect to this investigation;

  (vii)
  an investigation by the U.S. Attorney's Office for the Eastern District of New York into the same matters that are the subject of the SEC allegations described above; and

  (viii)
  an action by Jeremy I. Treppel, a former analyst at Banc of America Securities LLC, against the Company and other named individuals, including Mr. Melnyk, alleging defamation in relation to certain statements made by Mr. Melnyk. Mr. Melnyk also filed a counterclaim. Following mediation, this matter was settled in January 2009.

With Mr. Melnyk no longer a director or officer of the Company and thereby no longer in a position to influence the resolution or settlement of any of the foregoing actions or proceedings, the Board and management have been able to take decisive action to resolve these legacy litigations and proceedings. As noted above, since December 2007, we have settled six of these legacy litigation/regulatory matters, including the U.S. Securities Class Action, the Canadian securities class action, the SEC regulatory investigation and the OSC regulatory investigation. The settlement of these legal and regulatory proceedings is expected to reduce our ongoing costs and expenses, result in less distraction to our Board and management, and avoid the negative press and publicity associated with such ongoing proceedings.

Mr. Melnyk's Actions at Last Year's Shareholders' Meeting

In advance of last year's annual meeting of shareholders of the Company, Mr. Melnyk commenced a proxy contest with the Company and attempted to take control of Biovail by nominating his own hand-picked "dissident" slate of directors for election to the Board.

Last year's annual meeting of shareholders was scheduled for June 25, 2008. Prior to the commencement of that meeting, Mr. Melnyk was advised by the Company that his slate of dissident nominees would be unequivocally defeated in the proxy contest — Biovail's nominees to the Board had won the support of approximately 87% of the shares to be represented by proxy at the meeting, other than shares controlled by Mr. Melnyk and his associated trusts. Upon learning of his impending defeat, only minutes before the start of the shareholders' meeting, Mr. Melnyk revoked certain of his personal proxies, thereby frustrating the required quorum for the meeting as set out in Biovail's By-law. In revoking his proxies, Mr. Melnyk breached his contractual commitment with Biovail, as set out in a detailed protocol that had been negotiated between Mr. Melnyk and the Company prior to the meeting. Had Mr. Melnyk honoured the contractual commitment to vote his shares in favour of the independent chair of the meeting, as he had agreed to do in the protocol, the quorum requirements of Biovail's By-law would have been satisfied.

As a result of Mr. Melnyk's actions, the shareholders' meeting had to be adjourned, at substantial additional cost and expense to the Company and all shareholders. In revoking his proxies, Mr. Melnyk circumvented the democratic process by which shareholders had unequivocally rejected Melnyk's nominees and intended to elect Biovail's nominees to the Board.

At the reconvened annual shareholders' meeting held on August 8, 2008, shareholders voted overwhelmingly to elect Biovail's nominees to the Board. Of the more than 121 million shares represented in person or by proxy at the reconvened meeting (reflecting a total voter turnout of more than 75% of Biovail's outstanding Common Shares, well in excess of the By-law requirement of 51%), a total of 80.5 million shares were voted in favour of the Company's nominees to the Board (an increase of more than 25 million over the approximately 55 million shares which were to be voted in favour of Biovail's nominees at the June 25, 2008 adjourned meeting). Excluding the Common Shares held by Mr. Melnyk and his associated trusts, more than 86% of shares represented in person or by proxy at the August 8, 2008 shareholders' meeting voted in favour of Biovail's nominees to the Board.

As noted in Biovail's audited financial statements for the year ended December 31, 2008, Biovail incurred costs of $6.2 million in respect of the proxy contest with Mr. Melnyk (costs that were substantially higher as a result of Mr. Melnyk's refusal to accept the democratic result delivered by shareholders prior to the June 25, 2008 shareholders' meeting).

Mr. Melnyk's Requisition for This Year's Shareholders' Meeting

On February 25, 2009, Mr. Melnyk and a company under his control requisitioned the Board to call a special meeting of shareholders of the Company (to be held in conjunction with the Meeting) to consider certain matters set out in such requisition. Pursuant to the requisition letter sent to Biovail and the Board, Mr. Melnyk advised that he would be proposing two dissident nominees for election to the Board at the Meeting and also requested that the eight Dissident Shareholder Resolutions set out in Schedule 4 to this Circular be considered and voted upon by shareholders at the Meeting.

Shareholders will no doubt be disappointed in Mr. Melnyk's actions, particularly given the clear message sent to Mr. Melnyk by shareholders at the August 8, 2008 shareholders' meeting, where more than 86% of the Company's shareholders who voted at the meeting (other than Mr. Melnyk and his associated trusts) rejected Mr. Melnyk's nominees. Shareholders will also be disappointed that, in reviewing and responding to Mr. Melnyk's proposals, the Company has incurred and will need to incur significant additional costs and expenses (to be borne by all shareholders).

The Board believes that Mr. Melnyk's Dissident Shareholder Resolutions set out in Schedule 4 to this Circular are unnecessary, ill-conceived, ill-considered, ignore the reality of today's environment and/or are poorly suited to

Biovail. In addition, in the case of certain of the Dissident Shareholder Resolutions, Biovail's practices already substantially address such matters. In addition, many of the Dissident Shareholder Resolutions propose that Biovail comply with CCGG guidelines "in effect from time to time". While we believe that it is appropriate to re-examine our corporate governance practices in light of recommendations made by third parties, such as CCGG, automatic acceptance of as-yet-unknown future recommendations of any third party entity without consideration of their applicability to the Company or whether they are otherwise in the Company's best interests would be an improper derogation of the Board's duties and responsibilities and be contrary to good corporate governance practices. We are not aware of any other major Canadian company that has adopted such extreme practices as those proposed by the Dissident Shareholder.

Further, Mr. Melnyk has sought to gain support for his nominees by criticizing Biovail's corporate governance. We believe Biovail shareholders will not be so easily fooled. As we have described in this Circular, Biovail's corporate governance is at a very high standard and is substantially in compliance with all CCGG minimum standards. In addition, Biovail's RiskMetrics Corporate Governance Quotient rating as at April 1, 2009 was 98.6% when compared to the RiskMetrics Pharmaceuticals, Biotechnology and Life Science group. Further, Biovail has made significant improvements in corporate governance matters since Mr. Melnyk ceased to be Chief Executive Officer and a member of Biovail's Board. See "Section 4 — Business of the Meeting — Election of the Board of Directors — Reasons for Voting In Favour of Biovail's Nominees to the Board — (e) Improved Corporate Governance Standards" for a description of these improvements and enhancements. Mr. Melnyk is not a champion of corporate governance. His Dissident Shareholder Resolutions are an attempt to build support for his two Board nominees through a weak and misinformed attack on our governance. We have provided detailed explanations in Schedule 4 to this Circular as to why shareholders should reject Mr. Melnyk's resolutions — these are also reasons why shareholders should reject Mr. Melnyk's nominees to the Board.

The Board and management also believe that Biovail shareholders will not be fooled by Mr. Melnyk's actions. Having failed to install his own board last year, we believe that Mr. Melnyk is now seeking to disrupt the Company's forward progress and momentum by placing two of his nominees on the Board. Last year, Biovail shareholders voted unequivocally in favour of Biovail's nominees — and in favour of the New Strategic Focus advocated by the Board and management. Last year, Mr. Melnyk criticized our New Strategic Focus as a "road to disaster". Our results and progress this year, which have been endorsed by third party analysts who follow Biovail, prove that Mr. Melnyk was wrong. Adding two of his nominees to our Board will disrupt our pursuit of continued success in the implementation and execution of our New Strategic Focus on CNS disorders.

The Board recommends that shareholders vote against each of the Dissident Shareholder Resolutions for the reasons we have set out in Schedule 4. As they did at last year's annual meeting of shareholders, the Board recommends that shareholders deliver a strong message to Mr. Melnyk that they will not tolerate his continued actions that unnecessarily distract the Board and management from fully dedicating themselves to operating Biovail's business with a view to delivering sustainable growth and enhancing shareholder value.

SECTION 4 BUSINESS OF THE MEETING

AS SET OUT IN THE NOTICE OF MEETING, THERE ARE FIVE ITEMS OF BUSINESS FOR CONSIDERATION BY SHAREHOLDERS AT THE MEETING.

1.     ELECTION OF THE BOARD OF DIRECTORS

The number of directors to be elected at the Meeting is 11. Under the Company's By-law, directors are elected annually. Directors elected at the Meeting will hold office until the close of the next annual meeting of the Company or until their successors are elected or appointed.

As previously discussed, 10 directors were elected at last year's annual meeting of shareholders of the Company. Following the recommendation of the independent directors comprising Biovail's Nominating and Corporate Governance Committee, the Board determined that it was advisable and in the best interests of the Company and its shareholders to increase the size of the Board from 10 to 11 directors. As such, in addition to nominating all ten incumbent directors for re-election to the Board, management is also nominating Sir Louis Tull for election at the Meeting. Management believes that Sir Louis' experience and qualifications complement those of the 10 incumbent director nominees.

Sir Louis was selected as a nominee for election at the Meeting following a process coordinated under the leadership of the chairperson of the Nominating and Corporate Governance Committee, which process included, among other things, interviews between Sir Louis and each of the independent directors of the Board. Sir Louis is independent under applicable securities regulatory and stock exchange requirements in Canada and the U.S., has vast government experience and sits on the board of managers of BLS, our principal operating subsidiary. Sir Louis' qualifications and experience are set out in greater detail on page 31 of this Circular.

All 11 of the Company's proposed nominees have established their eligibility and willingness to serve on the Board. Pages 26 through 32 of this Circular provide the names of the Company's nominees together with details about their background and experience. Also indicated is the number of Biovail securities beneficially owned, or controlled or directed, directly or indirectly, by each of the Company's director nominees, as at April 20, 2009. You will also find a record of attendance for each director (other than Sir Louis) at meetings of the Board and Board committees in 2008 and the year to date.

UNLESS OTHERWISE INSTRUCTED, THE PERSONS DESIGNATED IN THE BLUE FORM OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE 11 NOMINEES PROPOSED BY THE COMPANY IN THIS CIRCULAR. IF, FOR ANY REASON, AT THE TIME OF THE MEETING ANY OF THESE NOMINEES ARE UNABLE TO SERVE, AND UNLESS OTHERWISE SPECIFIED IN THE SIGNED PROXY, IT IS INTENDED THAT THE PERSONS DESIGNATED IN THE BLUE FORM OF PROXY WILL VOTE IN THEIR DISCRETION FOR A SUBSTITUTE NOMINEE OR NOMINEES.

In addition to the 11 nominees proposed for election by Biovail, Mr. Melnyk has proposed that two of his own nominees be put forth for election at the Meeting.

On April 14, 2009, Biovail advised Mr. Melnyk that Biovail would voluntarily include the details of Mr. Melnyk's proposed nominees to the Board in this Circular, provided that such information was provided to Biovail by April 20, 2009 (the record date for the Meeting). On April 21, 2009, the Board of Directors approved the contents of this Circular (including the nomination of the 11 directors to the Board). After waiting for Mr. Melnyk to provide the information which he had indicated would be forthcoming, and which was not delivered despite the Company providing additional time beyond April 20, 2009, Biovail proceeded to finalize and print this Circular in order to ensure that copies would be provided to shareholders within the timeframes prescribed by law.

The Board of Directors strongly urges you NOT to vote for Mr. Melnyk's nominees and to discard any proxies you receive from the Dissident Shareholder for the reasons described on page 25 of this Circular, under the heading "Reasons for Rejecting Mr. Melnyk's Dissident Nominees".

Whether or not you plan to attend the Meeting, we ask that you complete and return the enclosed BLUE proxy promptly and discard any materials that you may receive other than from management of Biovail.

Reasons for Voting in Favour of Biovail's Nominees to the Board

(a)   Successful Implementation of New Strategic Focus

The following chart illustrates the significant progress made by Biovail since May 1, 2008 on the implementation of the New Strategic Focus:

As the chart above reflects, since the appointment of Mr. Wells as our Chief Executive Officer and the announcement of the New Strategic Focus in early May 2008, Biovail has taken a number of significant steps towards the implementation of the New Strategic Focus that have been favourably reflected in the share price performance of our Common Shares, including the following:

  •
  the election of the independent Board at the August 8, 2008 reconvened shareholders' meeting;

  •
  the appointment of Ms. Mulligan as Chief Financial Officer on September 3, 2008;

  •
  the acquisition of Prestwick on September 16, 2008, including the licensing rights to Xenazine® and Nitoman®, and certain options for the development of future related products;

  •
  the U.S. commercial launch of Xenazine® in November 2008;

  •
  the appointment of Dr. Fibiger as Chief Scientific Officer in November 2008, as well as the earlier appointments of Dr. Butz and Dr. Sussmann;

  •
  the entry into a supply and distribution agreement on December 22, 2008, with sanofi-aventis U.S. LLC for the marketing and distribution of Aplenzin™ in the U.S. and Puerto Rico;

  •
  the resolution on January 7, 2009 of the sixth legacy litigation/regulatory action since December 2007, through the entry into a settlement agreement with the OSC in respect of accounting and disclosure practices that occurred while Mr. Melnyk was Chief Executive Officer of the Company;

  •
  numerous actions to restructure Biovail's ongoing business and reduce expenses, such as the consolidation of research and development activities;

  •
  the establishment of the External Advisory Board on March 27, 2009; and

  •
  the U.S. commercial launch of Aplenzin™ on April 7, 2009.

(b)   Increased Share Price, Impressive Total Shareholder Return and Favourable Analyst Reports

Share Price Performance.  As evident from the following data, Biovail's share price has significantly outperformed the market as a whole since the appointment of Mr. Wells as Chief Executive Officer and the announcement of the New Strategic Focus on May 1, 2008.

BIOVAIL SHARE PRICE PERFORMANCE ON TSX BETWEEN MAY 1, 2008 AND APRIL 21, 2009	PERFORMANCE OF S&P/TSX COMPOSITE INDEX BETWEEN MAY 1, 2008 AND APRIL 21, 2009

+15.9%	-34.3%

BIOVAIL SHARE PRICE PERFORMANCE ON NYSE BETWEEN MAY 1, 2008 AND APRIL 21, 2009	PERFORMANCE OF S&P 500 INDEX BETWEEN MAY 1, 2008 AND APRIL 21, 2009

-4.5%	-39.7%

The difference in Biovail's share price performance on the TSX versus its share price performance on the NYSE since May 1, 2008 is primarily a function of the appreciation of the Canadian dollar relative to the U.S. dollar over that same time period.

During the period May 1, 2008 to April 21, 2009, Biovail's share price on the TSX has outperformed the S&P/TSX Composite Index by approximately 50 percentage points and Biovail's share price on the NYSE has outperformed the S&P 500 Index by approximately 35 percentage points.

Total Shareholder Return.  Factoring in dividends of $1.50 per share that have been paid to shareholders over the period of May 1, 2008 to April 21, 2009, Biovail's total shareholder return for the period May 1, 2008 to April 21, 2009 has been 33.6% and 10.1% on the TSX and NYSE, respectively, whereas total shareholder return for the Company's peer comparator group of pharmaceutical companies was approximately -21.6%.

Total Shareholder Return
Biovail vs. Peer Group
(Peer Group Weighted by Market Capitalization at May 1, 2008)

Our comparator peer group is comprised of Cephalon Inc., Charles River Laboratories International Inc., Endo Pharmaceuticals Holdings Inc., King Pharmaceuticals Inc., Life Technologies Corporation (formerly Invitrogen Corporation), Medicis Pharmaceutical Corp., Mylan Inc., Perrigo Co., Sepracor, Inc., Valeant Pharmaceuticals International and Watson Pharmaceuticals Inc.

The favourable trading price of our Common Shares reflects a strong endorsement by the market of our New Strategic Focus, and of the positive changes implemented by the Board and management team.

Strong Analyst Support.  Based on the most recent reports from the ten primary stock analysts that cover the Company, six rate Biovail as "Buy" or "Outperform", while three rate Biovail as "Market Perform", "Hold" or "Neutral", and only one rates Biovail as "sell" (primarily as a result of Biovail's strong performance relative to its peers).

The following comments from certain of these stock analysts provide independent endorsement of the Company's progress to date on its New Strategic Focus, and of the opportunities that are available in the market:

  •
  "[W]e believe that Biovail has a unique opportunity to build a new franchise (through in-licensing or corporate acquisitions) almost overnight; something that could have taken 3-5 years to accomplish in a healthy capital markets environment." — TD Newcrest (a division of TD Securities Inc.) report dated February 26, 2009

  •
  "Biovail appears to be off to a strong start on an ambitious strategic overhaul that could return the company to sustainable growth in the 2010 time frame. We rate Biovail as a BUY; based on the company's prospects to upgrade its platform, and qualify for higher returns over the next 12 months." — TD Newcrest (a division of TD Securities Inc.) report dated March 11, 2009

  •
  "Over the past few months, the stock has appreciated and we expect further upside driven by the future launch of Aplenzin and further growth of the Xenazine franchise. In upcoming quarters, we also expect Biovail to further execute on its business development plans in the CNS area. With $318 mm in cash, $0 debt and access to an unused $250mm credit facility, we believe Biovail is in a good position to add to its CNS product portfolio." — GMP Securities L.P. report dated February 27, 2009

  •
  "Biovail continues to represent a safe play for the healthcare space. The pharmaceutical sector continues to be valorized by an aging population and governments to support public funding. Biovail as a company has been among the leading specialty Pharma which continue to generate a huge CFO [cash flow from operations], maintain a health balance sheet and move into therapeutic franchises that will be favoured over time. As we have mentioned before, Biovail has weathered all the bad news and its products are not likely to suffer any further decrease because all generic competition has already been accounted for. The transition is far from complete, but Biovail need to execute on the right transactions to arrive at its goals sooner rather than later. We are increasing our target price from $11.25 to $13.25 based on 9X FY10 EPS of $1.50." — Paradigm Capital Inc. report dated February 27, 2009

  •
  "We are intrigued by the changes taking place at Biovail. We like the company's new strategy and new management." — Credit Suisse Securities (USA) LLC report dated March 1, 2009

  •
  "CEO William Wells has restructuring experience and considerable financial acumen, and Biovail's CNS efforts are 1-for-1, with a purchase that has yielded Xenazine, the first US drug for Huntington's chorea (severe involuntary movements), a significant unmet clinical need." — BMO Capital Markets Corp. report dated March 17, 2009

  •
  "The advisory board [External Advisory Board] additions are another solid move by CEO William Wells, and should bolster the company's efforts to engage in successful licensing. The board will augment Biovail's internal capabilities that were strengthened late 2008 with the hiring of chief scientific officer Dr. Christian Fibiger. Both moves signal management is serious about adding new assets." — BMO Capital Markets Corp. report dated March 27, 2009

In comparison, subsequent to the announcement of the New Strategic Focus in May 2008, Mr. Melnyk stated that he believed the New Strategic Focus was "ill-conceived" and that he was "highly suspect" of management's ability to succeed in a highly competitive environment for a highly complicated disease state like CNS. In addition, Mr. Melnyk also stated that "the recent announcement that Biovail will pursue [new chemical entities] in the CNS specialty market dramatically underscores the lack of insight of the Incumbent Board and management team".

The Company believes that its share price performance and the favourable analyst reports clearly demonstrate that the incumbent Board and management had excellent insight when implementing the New Strategic Focus.

The Board and management are concerned that the Dissident Shareholder's two nominees, if elected, will not share the vision that has been successfully adopted over the last 12 months. Further, the Board and management are concerned that the election of these dissident nominees could result in a dysfunctional Board with directors that have fundamentally opposed strategic views which may adversely impact the continued successful implementation of the New Strategic Focus.

(c)   Strong 2008 Financial Results

Under the direction of the Board and with our strengthened management team, we had a number of notable financial highlights during the financial year ended December 31, 2008. In particular:

  •
  Net income and earnings per share were $199.9 million and $1.25, respectively, for the year ended 2008 (compared with $195.5 million and $1.22 for the year ended 2007). Excluding specific items that, in aggregate, had a negative effect, net income and EPS for 2008 were $230.8 million and $1.44;

  •
  Following its late-November launch, Xenazine® generated U.S. revenues of $2.6 million between late November and the end of 2008, and Nitoman® generated revenues of $1.5 million between mid-September and the end of 2008;

  •
  Cash flows from continuing operations were a robust $107.0 million in the fourth quarter of 2008, and $204.3 million in the full year (compared with $79.3 million and $340.0 million in the corresponding periods in 2007). Excluding payments of $93.0 million related to the settlement of the SEC investigation and the U.S. and Canadian securities class actions, and $45.1 million to GlaxoSmithKline to settle contract costs associated with Wellbutrin® XL, cash flows from operations were $342.4 million in 2008;

  •
  Biovail had cash and cash equivalents of $318 million as at December 31, 2008. Given current market conditions, most of the Company's cash balances are invested in T-bills, GICs or money market funds; and

  •
  Biovail remains free of any long-term debt and has no outstanding balances against its fully committed $250 million credit facility.

(d)   Experienced and Independent Board

Proven Experience and Expertise

The incumbent Board is comprised of individuals with current and proven senior experience in the pharmaceutical industry, as well as expertise in business, financial, corporate governance and government matters:

Proven Pharmaceutical Expertise.  Of the 11 nominees, five have significant expertise in the pharmaceutical industry in the United States and Canada. Collectively, these directors have more than 100 years of experience in the pharmaceutical industry.

Proven Business Expertise.  Seven of the 11 nominees are serving or have served as the chief executive officer or functional equivalent of public companies or major professional service organizations, or divisions thereof, thereby bringing years of business judgement, financial acumen and senior executive experience to the Board.

Proven Financial Expertise.  Three of the directors are chartered accountants, two of whom were respectively the Chairman of Deloitte & Touche LLP and Chairman and Chief Executive Officer of KPMG Canada. All three of these same directors, each of whom has substantial and significant audit experience, sit on the Company's Audit Committee.

Proven Corporate Governance Expertise.  The Biovail nominees collectively serve on 13 public company boards of directors (other than Biovail), providing a wealth of corporate governance expertise and experience. Collectively, these directors serve on a total of three corporate governance (or equivalent) committees for other public companies. In addition, one of our directors serves on the board of the Institute of Corporate Directors and on the board of directors of the Bank of Canada.

Government, Regulation and Legal Expertise.  Sir Louis Tull, the new independent nominee proposed by management of Biovail for election at the Meeting, possesses significant experience in government, regulations and the law. During his career, Sir Louis has participated in various meetings of the United Nations General Assembly, the World Bank, the United Nations Industrial Development Organization and the Organization of American States. His experience and qualifications complement those of the ten incumbent directors. See Sir Louis' biography under "— Information Regarding our Nominees to the Board" for a description of his experience and qualifications.

Independent

Eight of the ten incumbent directors are independent within the meaning of all applicable securities regulatory and stock exchange requirements in Canada and the U.S. In addition, in accordance with the applicable Board committee charters, all members of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are independent. Sir Louis Tull is also independent under applicable securities regulatory and stock exchange requirements in Canada and the U.S.

The Company's 11 nominees for election at the Meeting form a Board that is independent of Mr. Melnyk's influence or that of any significant shareholder and will be able to exercise its judgement in the best interests of the Company and all of its shareholders without any undue external influences on its decision-making process. The Company's nominees, including nominees who served on the Independent Committee that oversaw the development of the New Strategic Focus, are best positioned to oversee the continued implementation of the New Strategic Focus, provide the Company with strong, experienced and independent leadership, and fairly represent the interests of all shareholders.

Significant Progress by Biovail in 2008

Since their election in August 2008, the Board has overseen and guided the significant progress made by Biovail over the course of 2008, including the items highlighted above under "Implementation of New Strategic Focus is 'Ahead of Plan"'.

Please see "— Information Relating to Biovail's Directors" on pages 26 through 32 of this Circular for a detailed biography of each of the nominees put forth by Biovail.

(e)   Improved Corporate Governance Standards

Mr. Melnyk's resolutions set out in Schedule 4 to this Circular suggest that Biovail's corporate governance practices require improvement. In fact, Biovail's corporate governance practices, as set out in the Statement of Corporate Governance Practices in Appendix "A" to this Circular, are fully compliant with Canadian securities regulatory requirements and recommended practices for reporting issuers, and are also very responsive to a number of the recommendations for corporate governance published by third party governance advisory organizations, including the CCGG.

As further evidence of the quality of the Company's governance, we would note Biovail's "corporate governance quotients" as reported by RiskMetrics. According to RiskMetrics, at April 1, 2009, Biovail's corporate governance practices outperformed 87.9% of the companies comprising the S&P/TSX Composite Index. Further, RiskMetrics reports that Biovail's corporate governance practices outperformed 98.6% of the companies comprising RiskMetrics' Pharmaceuticals, Biotechnology and Life Sciences group.

Biovail is currently in full or substantial compliance with 98% of the CCGG corporate governance guidelines' minimum standards. Biovail is also currently in full or substantial compliance with 85% of the CCGG executive compensation guidelines.

Shareholders are encouraged to read the Statement of Corporate Governance Practices in Appendix "A" to this Circular to familiarize themselves with the scope and extent of the emphasis placed on governance by Biovail's Board.

It is also important to note the substantial and significant improvements to Biovail's corporate governance that have been implemented since Mr. Melnyk left the Board of Directors in June 2007. In particular, upon the recommendations of the Nominating and Corporate Governance Committee, and with the assistance of external legal counsel and an independent corporate governance advisor to the Board, a number of improvements have been made to our corporate governance practices since Mr. Melnyk left the Board including, but not limited to, the following:

  •
  establishment of an independent Nominating and Corporate Governance Committee;

  •
  the Charter of the Board has been amended to require an independent Lead Director to be appointed when there is a non-independent chairman;

  •
  a Board comprised of directors free from the influence of Mr. Melnyk has been elected;

  •
  all four Audit Committee members are "audit committee financial experts" as defined in the U.S. Sarbanes-Oxley Act of 2002;

  •
  the Corporate Governance Guidelines have been amended to include a "majority voting" policy which provides that if a director receives more "withheld" votes than "for" votes, that director is required to tender his or her resignation for consideration by the Board;

  •
  the Corporate Governance Guidelines have been amended to require shareholder approval prior to a transaction that includes an issuance of 20% or more of the then currently outstanding Common Shares; and

  •
  the Charter of the Compensation Committee was amended to mandate a "double trigger" standard for severance entitlements following a change of control in Biovail's employment agreements, not a single trigger.

Our compensation practices have also been recently updated to better reflect current industry practices. In allocating among the elements of compensation, we now structure a significant portion of executive compensation as pay for performance or "at-risk" compensation, as we believe that incentive pay appropriately rewards employees for their contribution to our overall performance when such performance meets or exceeds objectives. We also seek to align compensation with both corporate performance and shareholder value. In this regard, the value of our short-term incentives, in the form of a cash bonus, is dependent on the achievement of pre-determined corporate, divisional and individual performance objectives, while the value of our equity-based incentives, in the form of option and RSU awards, is derived from the value of our Common Shares. In allocating between short-term and long-term compensation, we seek to balance between rewarding past performance and future potential, both of which we view as critical for our executives to exhibit. In that respect, cash bonuses, being dependent, in large part, on the achievement of corporate, divisional and individual objectives, are primarily designed to reward the past performance of both the Company and the individual; whereas, in determining option and RSU awards, the Committee seeks to reward future potential and expected long-term performance of the executives by basing such awards, in part, on their demonstration of exceptional effort, critical skills and key talents.

We believe that the corporate governance practices adopted and regularly updated by the Board are in the best interests of the Company and the best interests of our shareholders. We also believe that our corporate governance practices are compliant with the practices required or recommended by the Canadian Securities Administrators. Furthermore, although we are a foreign private issuer under U.S. securities laws and are not required to comply with certain NYSE governance standards, our governance practices do comply with substantially all of the requirements of the NYSE for U.S. domestic issuers. For additional details, see "Section 6 — Corporate Governance Practices".

(f)    Looking Forward

As previously discussed, in support of the New Strategic Focus, we have undertaken activities intended to promote efficiency in our new business model, significantly reduce our cost structure, better align our expenses with current projected revenues, and free up capital that can be deployed in support of our new specialty CNS focus. In particular, we expect that the closure of our Puerto Rico and Ireland facilities, and the implementation of other operating-efficiency initiatives, will result in annual savings of between $30 million to $40 million. In addition, we are also in the process of divesting and monetizing certain non-core assets, and we continue to target approximately $100 million in total proceeds from this action, which capital is expected to be deployed in furtherance of our New Strategic Focus and our share repurchase program. To date, we have realized approximately $30.7 million of this goal.

In addition, since December 2007, we have been rationalizing our general and administrative expenses by reducing legal expenses relating to legacy litigation and regulatory issues arising from the period when Mr. Melnyk was Chairman and Chief Executive Officer of the Company. Since December 2007, we have settled six of these legacy litigation/regulatory matters. By settling these issues, the Company is now better positioned to execute on the New Strategic Focus, without these distractions and significant legal expenses.

On a going forward basis, we are actively pursuing the in-licensing or acquisition of a number of specialty CNS opportunities and are in varying stages of negotiations with a number of pharmaceutical companies with development-stage and/or commercial products in these markets. Given the current global financial environment (including the economic downturn and the significantly more limited access to credit), we are seeing numerous and unique opportunities to in-license or acquire CNS products and companies that might otherwise not be available to us. Many of the products we are screening belong to development-stage companies that are not yet profitable and, in some cases, are facing the prospect of running out of cash prior to the completion of their product-development plans. Accordingly, these companies are more eager to discuss product-licensing or acquisition arrangements than they would have been only a year ago. We believe that companies that are financially strong, like Biovail, are well positioned to succeed in this environment.

Reasons for Rejecting Mr. Melnyk's Dissident Nominees

As previously mentioned, in addition to the 11 nominees proposed for election by Biovail, Mr. Melnyk has proposed that two of his own dissident nominees also be put forth for election at the Meeting.

The nominees put forth by Biovail have significant public company experience and are committed to representing the interests of all shareholders, free from the influence of any significant shareholder. Alternatively, there can be no assurance that Mr. Melnyk's dissident nominees would not be influenced by him if they were elected at the Meeting.

The strategic and operating challenges that the current Board and management are addressing stem directly from the actions — and inactions — of Mr. Melnyk when he led the Company. With Mr. Melnyk no longer part of the Company, the Board and management have been able to take decisive action to remedy the operating, financial and legal challenges that arose during Mr. Melnyk's term as Chief Executive Officer. If Mr. Melnyk's two dissident nominees were elected to the Board, the Company risks taking a significant step backwards. The election of Mr. Melnyk's nominees may result in a Board with directors that have fundamentally opposed strategic views, which may adversely impact the continued successful implementation of the New Strategic Focus.

Whether or not you plan to attend the Meeting, we ask that you complete and return the enclosed BLUE proxy promptly. Please ignore and discard any materials that you may receive from the Dissident Shareholder.

INFORMATION REGARDING OUR NOMINEES TO THE BOARD

Each of the persons listed below is being nominated by Biovail for election as a director of Biovail at the Meeting. If elected, each of the individuals listed below will hold office until the close of the next annual meeting of shareholders or until their successors are elected or appointed. Ten of the 11 individuals listed below are current directors of the Company and their current terms of office will expire at the close of the Meeting.

The following table sets out information with respect to the Company's nominee directors, including where they live, the periods served as a director of the Company, all positions and offices held by them with us, principal occupations or employment during the past five years, the other corporations of which they are directors, and the number of securities of the Company they beneficially owned, controlled or directed, directly or indirectly, as at April 21, 2009. The number of options, as set out below, indicates options previously awarded to directors under our stock option plans. Commencing in 2005, non-management directors began receiving issuances of deferred share units ("DSUs"), rather than options. Information as to securities beneficially owned, controlled or directed, directly or indirectly, is not within our knowledge and therefore has been provided by each nominee.

Dr. Squires is the Chairman of the Board of Directors. He has served on the Board of Directors since June 2005. From June 30, 2007 to May 1, 2008, Dr. Squires served as Interim Chairman of the Board and effective May 1, 2008, Dr. Squires was appointed Chairman of the Board of Directors. From November 2004 to May 1, 2008, Dr. Squires was our Chief Executive Officer. Before joining Biovail in November 2004, Dr. Squires spent six years at MDS Inc. ("MDS"), a publicly traded company listed on the NYSE and the TSX, the last three years as President and Chief Executive Officer of MDS Pharma Services, which provides drug-discovery and development services to pharmaceutical and biotechnology companies. Before joining MDS, Dr. Squires spent more than 22 years with The Upjohn Company and Pharmacia & Upjohn Inc., where he held multiple senior positions in Canada, the U.S. and the Pacific Rim. He received his Bachelor of Science from the University of Toronto and his Ph.D. in biophysics from the University of London, Institute of Cancer Research.
Dr. Douglas J.P. Squires
Pennsylvania, USA
Age 60
29,688 Common Shares
40,000 RSUs
575,033 Options
19,084 DSUs
Committee Membership and
Meeting Attendance in 2008/2009:
Board — 21/21;
Risk and Compliance Committee — 1/1

Mr. Lanthier was elected to the Board of Directors in August 2008. Mr. Lanthier became lead director effective August 8, 2008. Mr. Lanthier is a retired partner of KPMG LLP, where he held a number of roles from 1960 until his retirement in 1999, including as Chairman and Chief Executive of KPMG Canada and as a member of the KPMG International executive committee and board of directors from 1993 to 1999, as Vice-Chairman (Greater Toronto Area) from 1989 to 1993 and as managing partner (Toronto, London and Ottawa) from 1977 to 1989. Mr. Lanthier has been very active in numerous community organizations, including the United Way, the University of Toronto and Wellspring. Mr. Lanthier was awarded his F.C.A. designation by the Ontario Institute of Chartered Accountants in 1982. Mr. Lanthier was appointed as a Member of the Order of Canada in 1999. He received an honorary doctor of laws from the University of Toronto in 2002 and the Award of Outstanding Merit from the Institute of Chartered Accountants of Ontario in 2001. Mr. Lanthier also serves on the board of directors of Gerdau Ameristeel Corporation, a steel company publicly traded on the NYSE and TSX, RONA Inc., a Canadian distributor and retailer of hardware, home renovation and gardening products publicly traded on the TSX, Torstar Corporation, a media company publicly traded on the TSX, TMX Group Inc., a publicly traded company on the TSX, Zarlink Semiconductor Inc., a semiconductor company publicly traded on the NYSE and TSX, and Ellis-Don Inc., a privately-owned international construction company, and serves on the advisory board of Birch Hill Equity Partners III, LP, a private equity partnership. Mr. Lanthier is also a member of the audit committee of each of Gerdau Ameristeel Corporation, RONA Inc., Torstar Corporation, TMX Group Inc. and Zarlink Semiconductor Inc.

Mr. J. Spencer Lanthier
Ontario, Canada
Age 68
Independent
Nil Common Shares
Nil RSUs
Nil Options
19,512 DSUs
Committee Membership and Meeting Attendance in 2008/2009:
Board — 11/11;
Audit Committee — 4/5;
Compensation Committee — 8/8

Mr. Gouin was elected to the Board of Directors in August 2008. Mr. Gouin is Chairman of the board of directors and Chairman of the compensation committee of Quebecor Media Inc., a communications, media and entertainment company. From March 2004 to May 2005, Mr. Gouin was President and Chief Executive Officer of Quebecor Media Inc. In the past five years, Mr. Gouin was also Vice Chairman, Salomon Smith Barney Canada, Inc., a financial services company, until 2003, and advisory director of Citigroup Global Markets Canada Inc., a financial services company, from 2003 to 2004. Mr. Gouin serves as a director and the Chairman of the compensation committee of TVA Group Inc., a broadcast communications company, and Chairman of the board of directors and the Chairman of the compensation committee of Sun Media Corporation, a newspaper publishing company, and Videotron Limited, a cable television company, all of which are part of the Quebecor group of companies. Mr. Gouin is also a director and member of the audit committee of Onex Corporation, a conglomerate publicly traded on the TSX. He also serves on the Advisory Committee of the Richard Ivey School of Business. Mr. Gouin holds a Bachelor of Arts degree from the University of Montreal, as well as a Bachelor of Arts degree and Master of Business Administration degree from the Ivey School of Business.

Mr. Serge Gouin
Quebec, Canada
Age 66
Independent
Nil Common Shares
Nil RSUs
Nil Options
19,512 DSUs
Committee Membership and Meeting Attendance in 2008/2009:
Board — 11/11;
Audit Committee — 5/5;
Nominating and Corporate Governance Committee — 6/6

Mr. Laidley was elected to the Board of Directors in August 2008. Mr. Laidley is Chairman Emeritus of Deloitte & Touche LLP (Canada) where he served as a partner from 1975 until his retirement in 2007. Mr. Laidley served as Chairman of Deloitte & Touche LLP from 2000 to 2006 and during that time, he also served on the Global Board of Deloitte Touche Tohmatsu as well as its Governance Committee, and he chaired its Audit Committee. Mr. Laidley is also a director of the Bank of Canada, Canada's central bank, Aviva Canada Inc., a property and casualty insurer, EMCOR Group Inc., a mechanical and electrical construction and facilities services firm traded on the NYSE, Groupe Aeroplan Inc., a loyalty marketing company traded on the TSX, ProSep Inc., an oil and gas process equipment manufacturer traded on the TSX, and is Chairman of Nautilus Indemnity Holdings Limited (Bermuda), a captive insurance company. Mr. Laidley is a member of the audit committee of each of Groupe Aeroplan Inc. and ProSep Inc. Mr. Laidley also serves on the boards of the Fraser Institute, the Institute of Corporate Directors and Pearson College of the Pacific. Mr. Laidley is a Fellow of the Quebec Order of Chartered Accountants and holds a Bachelor of Commerce degree from McGill University.

Mr. David H. Laidley
Quebec, Canada
Age 62
Independent
Nil Common Shares
Nil RSUs
Nil Options
19,512 DSUs
Committee Membership and Meeting Attendance in 2008/2009:
Board — 8/11;
Audit Committee — 5/5;
Nominating and Corporate Governance Committee — 6/6

Mr. Parrish was elected to the Board of Directors in August 2008. Mr. Parrish serves as Chairman and Chief Executive Officer of Mobilex USA and Diagnositic Laboratories, a privately-held long-term care services company providing mobile X-ray and laboratory services to skilled nursing facilities nationwide. Additionally, Mr. Parrish is the President of the International Federation of Pharmaceutical Wholesalers and a Senior Advisor, Growth Equity at Frazier Healthcare Ventures. Mr. Parrish was Chief Executive Officer of Healthcare Supply Chain Services for Cardinal Health Inc., an $87 billion global manufacturer and distributor of medical and surgical supplies and technologies, publicly traded on the NYSE, from November 2006 to 2007. Cardinal Health's customers are located on five continents and include hospitals, medical centers, retail and mail-order pharmacies, clinics, physicians, pharmacists and other healthcare providers. Mr. Parrish also served in a number of other roles at Cardinal Health Inc., including as Group President, Pharmaceutical Supply Chain Services from August 2006, President and Chief Operating Officer, Pharmaceutical Supply Chain Services from September 2005 to August 2006, Chairman and Chief Executive Officer, Pharmaceutical Distribution and Provider Services from August 2004 to September 2005, Executive Vice President and Group President, Pharmaceutical Distribution from January 2003 to August 2004 and President, Medicine Shoppe, a subsidiary of Cardinal Health Inc., from July 2001 to January 2003. Mr. Parrish holds a Bachelor of Arts degree from the University of California, Berkley. Mr. Parrish has recently completed the Director Professionalism course offered by the National Association of Corporate Directors.

Mr. Mark Parrish
Ohio, USA
Age 53
Independent
200 Common Shares
Nil RSUs
Nil Options
17,839 DSUs
Committee Membership and Meeting Attendance in 2008/2009:
Board — 11/11;
Compensation Committee — 8/8;
Risk and Compliance Committee — 5/5

Dr. Paul was originally elected to the Board of Directors in June 2002. Dr. Paul is a founding principal of Laurel Crown Partners, LLC ("Laurel Crown"), a leveraged buyout and principal investment company based in Los Angeles, California. Prior to his work at Laurel Crown and its predecessor, Dr. Paul was a managing director at Donaldson, Lufkin, Jenrette, Inc. ("DLJ"), a New York-based securities and brokerage firm and then at Credit Suisse First Boston, after its purchase of DLJ. At DLJ, Dr. Paul was responsible for building and overseeing much of the firm's efforts in the life sciences sector. Dr. Paul received his B.A. and M.D. from Harvard University and subsequently received his M.B.A. from Stanford University. Dr. Paul sits on the boards of Ampco Pittsburgh Corporation, a public company listed on the NYSE, Harvard Medical School and the American Red Cross, of which Dr. Paul also serves as its Vice Chairman of Finance and as a member of its compensation committee and executive committee. In addition, he serves as a board member for some of Laurel Crown's portfolio companies including Global Fitness Holdings, the owner and operator of Urban Active Fitness, and P&P Realty, a real estate development company.

Dr. Laurence E. Paul
California, USA
Age 44
Independent
28,000 Common Shares
Nil RSUs
10,000 Options
31,280 DSUs
Committee Membership and
Meeting Attendance in 2008/2009:
Board — 20/21;
Compensation Committee — 8/8;
Audit Committee — 4/4;
Compensation, Nominating and Corporate Governance Committee(1) — 8/8

Mr. Power was elected to the Board of Directors in August 2008. Mr. Power was most recently the Executive Vice President of Global Business Operations of Wyeth, a global leader in prescription pharmaceuticals, non-prescription consumer health care products, and pharmaceuticals for animal health, which is publicly traded on the NYSE. Wyeth's product portfolio includes innovative treatments across a wide range of therapeutic areas, manufacturing facilities on four continents, and a unique research and technology base encompassing small molecules, biopharmaceuticals and vaccines. Mr. Power has held a number of leadership positions with Wyeth since 1985 including Managing Director — U.K., President — EMEA and President — International. Mr. Power holds a Masters of Science (Biostatistics) degree from the Medical College of Virginia and a Bachelor of Arts (Statistics) degree from S.U.N.Y. Oneonta. Mr. Power has recently completed the Director Professionalism course offered by the National Association of Corporate Directors.

Mr. Robert N. Power
Pennsylvania, USA
Age 52
Independent
Nil Common Shares
Nil RSUs
Nil Options
12,264 DSUs
Committee Membership and Meeting Attendance in 2008/2009:
Board — 11/11;
Compensation Committee — 8/8;
Risk and Compliance Committee — 5/5

Mr. Segal was originally appointed to the Board of Directors in December 2007. Mr. Segal is the Chief Executive Officer and a director of Thallion Pharmaceuticals, Inc. ("Thallion"), a public company listed on the TSX. Mr. Segal served as President and Chief Executive Officer of Caprion Pharmaceuticals Inc. from 1998 until its merger with Ecopia BioSciences Inc. to form Thallion in 2007. Mr. Segal was previously a management consultant with McKinsey & Co. and President and Chief Executive Officer of Advanced Bioconcept Ltd., which was sold to NEN Life Sciences Products, Inc. (now PerkinElmer, Inc.) in 1998. Mr. Segal currently serves on the board of GBC North American Growth Fund, Inc., and on the Advisory Council of the School of Science at Brandeis University. Mr. Segal has previously served on boards of both public and private healthcare, technology and manufacturing companies in the U.S. and Canada. Mr. Segal earned a Bachelor of Arts degree in politics from Brandeis University and a Master of Business Administration degree from Harvard Business School.

Mr. Lloyd M. Segal
Quebec, Canada
Age 45
Independent
3,500 Common Shares
Nil RSUs
Nil Options
17,002 DSUs
Committee Membership and Meeting Attendance in 2008/2009:
Board — 20/21;
Nominating and Corporate Governance Committee — 6/6;
Audit Committee — 1/2;
Risk and Compliance Committee — 2/3;
Compensation, Nominating and Corporate Governance Committee(1) — 4/4

Sir Louis Tull is a lawyer and has served as a Member of Parliament in the Barbados House of Assembly from 1991 to 2008 and also from 1976 to 1986. During his political career, Sir Louis has also served as a Member of the Senate of Barbados from 1971 to 1976 and from 1986 to 1989. Additional political posts held by Sir Louis include Chairman of the Barbados Labour Party from 1991 to 1993, Minister of Commerce, Industry and Consumer Affairs from 1985 to 1986, Attorney-General and Minister of Foreign Affairs from 1981 to 1985, and Minster of Education and Culture from 1976 to 1981. Sir Louis serves on the Board of Managers of BLS, Biovail's primary operating subsidiary. Sir Louis has been conferred with numerous honours and awards, including Knight of St. Andrew, Queen's Counsel, Honorary Fellow of St. John's College, University of Manitoba, the Queen's Jubilee Medal, the Grado Gran Cruz and the Orden De Boyaca (Republic of Colombia). Sir Louis holds a Bachelor of Arts (Honours) degree from St. John's College, University of Manitoba, a Masters of Arts degree from St. John's College, University of Oxford and is a member of Inner Temple Society of Court, London.	Sir Louis R. Tull Cottage Heights, St. George Barbados Age 72 Independent Nil Common Shares Nil RSUs Nil Options Nil DSUs Committee Membership and Meeting Attendance in 2008/2009: N/A

Mr. Van Every was originally elected to the
Board of Directors in June 2004. Mr. Van Every
is a chartered accountant and was, until 2004,
a partner in the professional services firm of PricewaterhouseCoopers LLP. From 1969 to 1998, he was a partner of Coopers & Lybrand, one of the predecessor firms of PricewaterhouseCoopers LLP. During that period, he served for various periods as Partner in Charge of an office, a member of the Management Committee, a member of the Partnership Board and Chair of the Partnership Audit and Governance Committees. He is also a member of the boards of Kelman Technologies Inc. (a TSX-listed company) and the Jockey Club of Canada. Mr. Van Every has completed the Director Education Program sponsored by the Rotman School of Management and the Institute of Corporate Directors, and has received his ICD.D, the professional designation for directors in Canada.
Mr. Michael R. Van Every
Ontario, Canada
Age 68
Independent
2,000 Common Shares
Nil RSUs
10,000 Options
31,282 DSUs
Committee Membership and Meeting Attendance in 2008/2009:
Board — 21/21;
Audit Committee — 9/9;
Risk and Compliance Committee — 5/5;
Compensation, Nominating and Corporate Governance Committee(1) — 8/8

Mr. Wells is our Chief Executive Officer and President of BLS, positions he has held since May 1, 2008. Mr. Wells was originally elected to the Board of Directors in June 2005. Mr. Wells served as the Lead Director of the Board from June 30, 2007 to April 18, 2008. Prior to joining us on May 1, 2008, Mr. Wells was the Chief Financial Officer of Loblaw Companies Limited ("Loblaw"), a position from which he resigned immediately prior to joining Biovail as our Chief Executive Officer and President of BLS. Mr. Wells also served as a director or officer of a number of subsidiaries of Loblaw. Prior to his position at Loblaw, Mr. Wells served as Chief Financial Officer of Bunge Limited ("Bunge"), a U.S.-headquartered company, whose shares are listed on the NYSE, which is engaged in the global agribusiness, fertilizer and food product industries, and served as a director or officer of a number of other subsidiaries and joint ventures of Bunge since January 2000. Mr. Wells is versed in corporate governance matters, having led Bunge's initial public offering on the NYSE, managed its SOX compliance process and overseen its investor relations program. Prior to joining Bunge, Mr. Wells spent 10 years in senior financial management at McDonald's Corporation in the U.S. and Brazil. Mr. Wells is currently a Trustee and a member of the audit committee of the Lakefield College School Foundation, a member of the investment committee of the Uruguay International Venture Capital Fund and formerly a member of the Standard & Poor's Corporate Issuer Advisory Board. Mr. Wells holds a Masters degree in International Business from the University of South Carolina and a Bachelor's degree in Philosophy and English from the University of Western Ontario.
Mr. William M. Wells
Barbados, West Indies
Age 48
75,000 Common Shares
152,880 RSUs
262,550 Options
28,831 DSUs
Committee Membership and Meeting Attendance in 2008/2009:
Board — 21/21;
Risk and Compliance Committee — 8/8;
Audit Committee — 2/2;
Compensation, Nominating and Corporate Governance Committee(1) — 4/4

Notes:

(1)
The Compensation, Nominating and Corporate Governance Committee was separated into two separate committees — the Compensation Committee and the Nominating and Corporate Governance Committee — in August 2008.

Information Regarding Dissident Shareholder's Nominees to the Board

In addition to the 11 nominees proposed for election at the Meeting by Biovail, Mr. Melnyk has proposed that two of his nominees also be considered for election at the Meeting.

On April 14, 2009, Biovail advised Mr. Melnyk that Biovail would voluntarily include the details of Mr. Melnyk's proposed nominees to the Board in this Circular, provided that such information was provided to Biovail by April 20, 2009 (the record date for the Meeting). On April 21, 2009, the Board of Directors approved the contents of this Circular (including the nomination of the 11 directors to the Board). After waiting for Mr. Melnyk to provide the information which he had indicated would be forthcoming, and which was not delivered despite the Company providing additional time beyond April 20, 2009, Biovail proceeded to finalize and print this Circular in order to ensure that copies would be provided to shareholders within the timeframes prescribed by law.

Management recommends that shareholders do not vote for Mr. Melnyk's nominees to the Board. Shareholders should use the BLUE proxy card to vote for the Company's nominees to the Board. For the reasons set out in this Circular, Shareholders are encouraged to ignore and discard any form of proxy sent to them by the Dissident Shareholder.

2.     REAPPOINTMENT OF INDEPENDENT AUDITORS

The Board proposes that the firm Ernst & Young LLP, Chartered Accountants be re-appointed as our auditors until the close of the next annual meeting and that the Board be authorized to set the remuneration of such auditors.

UNLESS A PROXY SPECIFIES THAT THE COMMON SHARES IT REPRESENTS SHOULD BE WITHHELD FROM VOTING, THE PROXYHOLDERS NAMED IN THE ACCOMPANYING BLUE FORM OF PROXY INTEND TO VOTE FOR THE RESOLUTION RE-APPOINTING THE AUDITORS AND AUTHORIZING THE BOARD OF DIRECTORS TO FIX THE AUDITORS' REMUNERATION.

Information About Biovail's Auditors

(a)   Re-Appointment of Independent Auditors

The Audit Committee recommended to the Board that Ernst & Young LLP be put before the shareholders at the Meeting for re-appointment as our auditors to serve until the close of the next annual meeting of shareholders. The Board has accepted and endorsed this recommendation. Representatives of the auditors will be in attendance and available to answer questions at the Meeting.

(b)   Auditors' Fees and Services

Fees payable for the years ended December 31, 2007 and December 31, 2008 to Ernst & Young LLP were $3.0 million and $2.9 million, respectively. The table below summarizes the audit fees (expressed in thousands of U.S. dollars) paid by us and our consolidated subsidiaries during each of 2007 and 2008.

(c)   Audit Committee's Pre-Approval Policies and Procedures

The Audit Committee of our Board chooses and engages our independent auditors to audit our financial statements. In 2003, our Audit Committee adopted a policy requiring management to obtain the Audit Committee's approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires the Audit Committee to pre-approve audit and non-audit services that may be performed by our auditors.

On a quarterly basis, management informs the Audit Committee of the pre-approved services to be provided by our auditors. Outside of the quarterly process, services of a type that are not pre-approved by the Audit Committee require pre-approval by the Chairperson of the Audit Committee on a case-by-case basis. The Chairperson of the Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors' independence.

(d)   Fees Paid to Ernst & Young LLP

The table below summarizes the fees (expressed in thousands of U.S. dollars) paid by us and our consolidated subsidiaries to Ernst & Young LLP during each of 2007 and 2008.

	2008		2007
	Amount	%	Amount	%

Audit Fees	$2,757	95	$2,922	97.2
Audit-Related Fees(1)	144	5	82	2.7
Tax Fees(2)	0	0	3	0.1
All Other Fees(3)	0	0	0	0

Total	$2,901	100	$3,007	100.0

(1)
Audit-related services are generally related to due diligence investigations, audits of combined financial statements prepared for purposes of the contemplated disposal of certain of our activities or of combined financial statements of companies that we acquired, review of prospectuses, and to other assignments relating to internal accounting functions and procedures.

(2)
Tax services are professional services rendered by our auditors for tax compliance, tax consulting associated with international transfer prices and employee tax services.

(3)
We do not engage our independent auditors for any other services, other than audit, audit-related and tax services.

(e)   Audit-Related Services

The Audit Committee believes that the provision of the non-audit services referenced above is compatible with maintaining Ernst & Young LLP's independence. Ernst & Young LLP did not provide any financial information systems design or implementation services to us during 2008.

Audit-related services are generally related to audits of combined financial statements prepared for the purposes of the completed disposal of certain of our activities, employee benefit plan audits and assignments relating to internal accounting functions and procedures.

Tax services are professional services rendered by our auditors for tax compliance.

3.     AMENDMENTS TO BY-LAW

At the Meeting, shareholders will be asked to consider and, if thought advisable, to approve, with or without amendment, a resolution (the "By-law Resolution") to approve amendments to By-law 1 of the Company (the "By-law") to amend (i) the quorum requirement for meetings of shareholders of the Company, and (ii) the voting requirement for meetings of directors. The text of the By-law Resolution is set out in Schedule 2 to this Circular.

The Board has unanimously passed a resolution approving the amendments to the By-law. To be effective, the By-law Resolution must be approved by a majority of the votes cast by shareholders present in person or represented by proxy at the Meeting.

(a)   Amendment to Quorum Requirement for Meetings of Shareholders

Section 39 of the Company's By-law currently provides that the quorum requirement for a meeting of shareholders is representation of at least two persons present in number and holding or representing by proxy not less than 51% of the total number of the issued shares enjoying voting rights at such meeting.

This quorum threshold is inappropriately high for a Canadian public company. Of the top 30 companies on the S&P/TSX Composite Index based on market capitalization as at March 31, 2009, only one company has a quorum higher than 25% (and that company's quorum threshold is 33 1/3%). For a company like Biovail, with over 150 million shares outstanding, a quorum requirement of 51% is inappropriate, as it has, at times, proven impracticable and difficult to meet. In fact, this high quorum requirement can be used to frustrate shareholder democracy. This is what occurred at the shareholders' meeting on June 25, 2008, when Mr. Melnyk revoked his proxies immediately prior to the commencement of that meeting. See "Section 3 — Background to the Meeting — Requisitioned Meeting by Eugene Melnyk — Mr. Melnyk's Actions at Last Year's Shareholders' Meeting".

An inappropriately high quorum requirement can severely constrain the Company's actions and is clearly not in the best interests of all shareholders. If a quorum is not present at a meeting of shareholders, the meeting will need to be adjourned in the hope that the necessary quorum will be present at the adjourned meeting. If the requisite quorum is not present at either the initial meeting or at the adjourned meeting, then no business of the Company can be addressed. This prevents the Company from making decisions (such as the election of directors and appointment of auditors) and may in certain instances inhibit the Company's ability to function effectively.

It is proposed that the By-law be amended to provide that a quorum for the transaction of business at any meeting of shareholders of the Company be two persons present, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled, and together holding or representing shares having not less than 25% of the outstanding votes entitled to be cast at the meeting. The Company believes that a quorum threshold of 25% does not in any way derogate from shareholder rights. In fact, the 25% threshold is recommended by RiskMetrics' 2009 Canadian Proxy Voting Guidelines, a third party shareholder advocacy service. Further, of the S&P/TSX Composite Index top 30 companies based on market capitalization as at March 31, 2009, only nine of those companies have a quorum equal to 25% or higher.

This proposed change to the By-law will not in any way adversely affect the shareholders of the Company, who will continue to have the right to vote on all matters that come before meetings of shareholders. The Company believes that this amendment would make the Company's By-law more consistent with the by-laws of most Canadian reporting issuers.

The text of the amendment to the Company's By-law is set out in Schedule 2 to this Circular.

(b)   Deletion of the Chairman's Casting Vote at Meetings of Directors

Section 18 of the Company's By-law provides that questions arising at any meeting of directors shall be decided by a majority of votes. However, in the event of an equality of votes at that meeting, the By-law currently provides that the chair of the meeting shall have a second or casting vote in addition to the chair's original vote as a director.

The Board does not believe it is in the best interests of the Company or its shareholders for the chair of a meeting of directors to have the authority to cast a second vote in the event of a deadlock at that meeting. As such, to enhance the Company's corporate governance practices, it is proposed that the By-law be amended to provide that, in the event of an equality of votes at a meeting of directors, the chair of the meeting shall not be entitled to a second or casting vote.

The chairman's casting vote has existed in the Company's By-law since 1991, when Biovail's predecessor company was first incorporated. The current Board believes that it is inappropriate to enfranchise the chairman with a second separate vote at any directors' meeting. In accordance with prevailing corporate governance practices, the Board should strive for unanimity in its decision making. In the event of a deadlock at the Board on any matter, such deadlock should not be resolved through a second vote of the chairman.

The text of the amendment to the Company's By-law is set out in Schedule 2 to this Circular.

Shareholders are encouraged to VOTE FOR the amendments to the Company's By-law set out in Schedule 2 to this Circular.

UNLESS A PROXY SPECIFIES THAT THE COMMON SHARES IT REPRESENTS SHOULD BE VOTED AGAINST THE BY-LAW RESOLUTION, THE PROXYHOLDERS NAMED IN THE ACCOMPANYING BLUE FORM OF PROXY INTEND TO VOTE FOR THE RESOLUTION AMENDING THE BY-LAW, THE TEXT OF WHICH IS ATTACHED AS SCHEDULE 2 TO THIS CIRCULAR.

4.     AMENDMENTS TO 2007 EQUITY COMPENSATION PLAN

The Company's 2007 Equity Compensation Plan currently provides that a maximum of 6,000,000 Common Shares may be issued from treasury pursuant to the exercise of options or in connection with the vesting of RSUs under the terms of the Plan. A sub-limit (the "Sub-Limit"), restricting the number of Common Shares that may be issued from treasury upon the vesting of RSUs, is currently set at 25% of the maximum number of Common Shares issuable under the Plan, which, based on a maximum of 6,000,000 Common Shares, is 1,500,000 Common Shares issuable upon the vesting of RSUs.

At the Meeting, shareholders will be asked to consider and, if thought advisable, to ratify and approve amendments to the Plan to increase the maximum number of Common Shares that may be issued from treasury by 6,000,000 and to increase the Sub-Limit to 40% of the maximum number of Common Shares reserved for issuance under the Plan.

If the proposed amendments to the Plan are approved, an additional 6,000,000 Common Shares will be authorized to be issued under the Plan, bringing the total number of Common Shares that would be reserved for issuance under the Plan (including under outstanding options and RSUs and excluding Common Shares issued to date under the Plan) to 11,938,056 Common Shares, which represents 7.55% of the issued and outstanding Common Shares as at April 20, 2009. In addition, if the proposed amendments to the Plan are approved, the total number of Common Shares available for issuance in respect of any future option or RSU grants would increase to 8,069,834, which represents 5.10% of the issued and outstanding Common Shares as at April 20, 2009.

In addition, the Sub-Limit would be increased from 25% to 40% of such maximum number of Common Shares. Based on the number of Common Shares that either have been issued upon the vesting of RSUs or have been reserved for issuance in connection with RSUs already granted and outstanding as at April 20, 2009, if both proposed amendments are approved, the following Common Shares would be available for future issuances in connection with the vesting of RSUs:

Description	Common Shares	Percentage of Common Shares Outstanding

Maximum Number of Common Shares that may be issued from treasury upon the vesting of RSUs, based on 40% of a maximum of 12 million Common Shares	4,800,000	3.0%

Less: Common Shares already issued upon the vesting of RSUs or reserved for issuance in connection with the vesting of RSUs already granted and outstanding	802,319	0.5%

Maximum Number of Common Shares Available for Future Issuances upon the vesting of RSUs	3,997,681	2.5%

For additional details regarding the terms of the 2007 Equity Compensation Plan, please see "Section 5 — Disclosure of Compensation and Related Information — Equity Compensation Plan Information — Option and RSU Plans — 2007 Equity Compensation Plan" on pages 64 through 69 of this Circular.

These proposed amendments have been designed to implement a proposal by the Compensation Committee for a special, one-time grant to certain executives of the Company of performance-based RSUs that vest based on achievement by the Company of total shareholder return targets that are expressed relative to the total shareholder return attained by the companies in the Company's comparator group. The Company's Compensation Committee is contemplating this special one-time long-term incentive plan grant to further align executive compensation with long-term shareholder value creation relative to the Company's comparator group. The Board believes that this is an important tool to ensure a strong measure of pay for performance for the Company's senior executives. Significantly, the vesting period for this special grant of RSUs would correspond to the remaining term of the Company's five-year financial plan, which has been developed as part of the New Strategic Focus.

The performance-based RSUs would be similar to those RSUs previously granted to Biovail's Chief Executive Officer, in that the performance criteria associated with such RSUs is based on total shareholder return targets relative to Biovail's comparator group over the vesting period. The higher the Company's relative total shareholder return, as measured against the comparator group, the greater the number of RSUs that will ultimately vest. Performance below a pre-determined percentile as compared to the comparator group results in zero vesting.

The granting of performance-based RSUs is permitted under the current Plan. However, the existing reserve of Common Shares available upon the vesting of RSUs and the exercise of options, as determined by both the existing maximum reserve and the existing Sub-Limit, is insufficient to accommodate both the proposed special grants of performance-based RSUs and the Company's ongoing equity based compensation needs for the next three to four years. In particular, as of April 20, 2009, 802,319 Common Shares had either been issued upon the vesting of RSUs or were reserved for issuance in connection with RSUs granted and outstanding. In addition, as of April 20, 2009, 3,127,847 Common Shares had either been issued as a result of the exercise of options or were reserved for issuance in connection with options granted and outstanding.

As a result, only 2,069,834 Common Shares are available for future issuances in respect of any future option or RSU grants and, of this number, only 697,681 Common Shares based on the current Sub-Limit remain available for future issuances of RSUs. This is not sufficient to permit the granting of the proposed special RSU grant, while continuing with normal annual option and RSU grants to its employees and other executives. As a result, increases to both the maximum reserve and Sub-Limit are required.

The Compensation Committee believes that this special grant of performance-based RSUs is in the best interests of shareholders and in the best interests of the Company. The Committee believes that this special grant is consistent with the objectives it has established for executive compensation, being to: (a) attract, motivate and retain key personnel; (b) link executive compensation to overall corporate performance; and (c) motivate officers to act in the best interests of shareholders. Given that the basis of the performance criteria is total shareholder return, these performance-based RSUs are intended to align the interests of the executives with those of our shareholders. By basing the vesting of such RSUs on total shareholder return, it also has the effect of aligning the executive's compensation with the Company's performance. In addition, by selecting a vesting period that closely corresponds to the five-year financial plan against which we are measuring the success of our New Strategic Focus, it is intended that the vesting of such RSUs and the number of RSUs that will vest at the end of this period will be dependent on the level of success achieved under our New Strategic Focus. This will align the compensation of our executives with the success of the New Strategic Focus. The Compensation Committee also believes that performance-based equity is an effective way to attract and retain high-performing executives and to motivate such executives during their employment at the Company.

To assist with the design of this proposal, the Compensation Committee has engaged the services of Mercer (Canada) Limited ("Mercer") as an independent consultant to provide advice on alternatives with respect to refreshing the equity pool under the Plan to accommodate the proposed special grant. Based on its assessment, Mercer has indicated that the proposed changes to the Plan are necessary to meet the Company's anticipated ongoing equity compensation needs for the next three to four years. Mercer also confirmed that the design features of the performance-based RSU proposal are consistent with typical market practice.

In addition, the Plan will continue to impose certain restrictions on the granting of options and RSUs to participants under the Plan, including, for example, that the number of Common Shares to be issued under the Plan to any one participant during each calendar year shall not exceed the lesser of 5% of the issued and outstanding Common Shares or 7,987,450 Common Shares. As such, these restrictions will continue to protect the interests of Biovail's shareholders by reducing the risk of share dilution.

The Board of Directors has approved the amendments to the 2007 Equity Compensation Plan, subject to the approval of the holders of Common Shares. The Company has received conditional approval from the TSX for the amendments. To be adopted, the amendments must be approved by a majority of the votes cast by shareholders present in person or represented by proxy at the Meeting. The text of the shareholder resolution approving the amendments is attached as Schedule 3 to this Circular.

Shareholders are encouraged to VOTE FOR the amendments to the Company's 2007 Equity Compensation Plan set out in Schedule 3 to this Circular.

UNLESS A PROXY SPECIFIES THAT THE COMMON SHARES IT REPRESENTS SHOULD BE VOTED AGAINST THE RESOLUTION APPROVING THE AMENDMENTS TO THE 2007 EQUITY COMPENSATION PLAN, THE PROXYHOLDERS NAMED IN THE ACCOMPANYING BLUE FORM OF PROXY INTEND TO VOTE FOR THE RESOLUTION APPROVING THE AMENDMENTS TO THE 2007 EQUITY COMPENSATION PLAN, THE TEXT OF WHICH IS ATTACHED AS SCHEDULE 3 TO THIS CIRCULAR.

5.     DISSIDENT SHAREHOLDER'S RESOLUTIONS

Set out in Schedule 4 to this Circular are the resolutions that the Dissident Shareholder submitted in his requisition for consideration at the Meeting, together with a summary of the response of the Board and management to each of these resolutions.

After receiving the Dissident Shareholder's requisition, the members of the Company's Nominating and Corporate Governance Committee, all three of whom are independent directors, assumed responsibility for reviewing and evaluating whether or not the Dissident Shareholder's resolutions were in the best interests of the Company. The Committee engaged independent legal counsel to assist with the review.

The Nominating and Corporate Governance Committee met on March 25, 2009 and reviewed each of the Dissident Shareholder Resolutions reproduced in Schedule 4 to this Circular, with the support and advice of the Committee's independent legal counsel. The Committee met again on April 21, 2009 and determined its recommendations regarding each of the Dissident Shareholder Resolutions. These recommendations were considered by the Board at a Board meeting held on April 21, 2009. After carefully reviewing each of the recommendations, the Board adopted each of the Committee's recommendations. The Board and Committee unanimously recommended that shareholders reject each of the Dissident Shareholder Resolutions for the reasons set out in Schedule 4 to this Circular.

For the reasons set out in Schedule 4 to this Circular, in addition to the matters described under Section 3 of this Circular entitled "Background to the Meeting — Requisitioned Meeting by Mr. Melnyk", the Board recommends that shareholders VOTE AGAINST each of the Dissident Shareholder Resolutions set out in Schedule 4 to this Circular.

UNLESS A PROXY SPECIFIES THAT THE COMMON SHARES IT REPRESENTS SHOULD BE VOTED FOR ANY OF THE DISSIDENT SHAREHOLDER RESOLUTIONS SET OUT IN SCHEDULE 4 TO THIS CIRCULAR, THE PROXYHOLDERS NAMED IN THE ACCOMPANYING BLUE FORM OF PROXY INTEND TO VOTE AGAINST EACH OF THE DISSIDENT SHAREHOLDER RESOLUTIONS.

Voting Securities and Principal Holders of Voting Shares

We have only one class of shares outstanding — the Common Shares, of which 158,224,512 were outstanding as at April 20, 2009. Each shareholder is entitled to one vote for each Common Share registered in his or her name as of the close of business on April 20, 2009, the record date for the Meeting. To the knowledge of our directors and senior officers, as at April 20, 2009, set out below are the only persons/entities who beneficially owned, controlled, or directed, directly or indirectly, our Common Shares carrying more than 5% of the voting rights attached to all our Common Shares. As used in the table below, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is considered at any date to have "beneficial ownership" of any security that the person has a right to acquire within 60 days. More than one person may be considered to have beneficial ownership of the same securities.

	Approximate Number of Common Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction Is Exercised
		Percentage of Outstanding Common Shares Represented
Name of Shareholder

Eugene N. Melnyk c/o Davies Ward Phillips & Vineberg LLP 652 Madison Avenue, 12th Floor New York, NY 10022 United States(1)	17,103,758(1)	10.8%
Barclays Global Investors, N.A. and related entities 400 Howard Street San Francisco, CA 94105 United States(2)	10,462,740(2)	6.6%

(1)
Determined in accordance with Schedule 13D/A ("beneficial ownership report") dated March 27, 2009 filed by Mr. Melnyk.

(2)
According to a statement on Schedule 13G dated February 5, 2009 and filed with the SEC, Barclays Global Investors, N.A. and the other entities described in this footnote beneficially own 10,462,740 shares. The total in the table reflects the combined ownership of various Barclays entities. The Schedule 13G indicates the following ownership interests: (i) Barclays Global Investors, N.A. (a bank), located at the address in the table, is the beneficial owner of 3,024,536 Common Shares (representing 1.9% of the issued and outstanding Common Shares), with sole voting power with respect to 2,656,128 Common Shares and sole dispositive power with respect to 3,024,536 Common Shares; (ii) Barclays Global Fund Advisors (an investment adviser), located at the address in the table, is the beneficial owner of 279,200 Common Shares (representing 0.2% of the issued and outstanding Common Shares), with sole voting and dispositive power with respect to those Common Shares; (iii) Barclays Global Investors, Ltd (a bank), located at Murray House, 1 Royal Mint Court, London EC3N 4HH England, is the beneficial owner of 352,578 Common Shares (representing 0.2% of the issued and outstanding Common Shares), with sole voting power with respect to 154,079 Common Shares and sole dispositive power with respect to 352,578 Common Shares; (iv) Barclays Global Investors Japan Limited (an investment adviser), located at Ebisu Prime Square Tower, 8th Floor, 1-1-39 Hiroo Shibuya-Ku, Tokyo 150-0012 Japan, is the beneficial owner of 258,010 Common Shares (representing 0.2% of the issued and outstanding Common Shares), with sole voting and dispositive power with respect to those Common Shares; and (v) Barclays Global Investors Canada Limited (an investment adviser), located at Brookfield Place, 161 Bay Street, Suite 2500, Toronto, Ontario M5J 2T3 Canada, is the beneficial owner of 6,548,416 Common Shares (representing 4.1% of the issued and outstanding Common Shares), with sole voting power with respect to 5,677,762 Common Shares and sole dispositive power with respect to 6,548,416 Common Shares. The Schedule 13G does not describe the relationships among the Barclays entities.

OSC Settlement Agreement with Mr. Melnyk — Suspicious Trading Investigation

On May 18, 2007, the OSC issued an Order approving a settlement agreement between Mr. Melnyk and Staff of the OSC (the "Settlement Agreement"). The Settlement Agreement settled allegations involving Mr. Melnyk made in a Notice of Hearing and Statement of Allegations dated July 28, 2006.

The Settlement Agreement, among other things, requires Mr. Melnyk to take all necessary steps within his control to ensure that our future disclosure documents describe the existence and material terms of certain offshore trust arrangements contemplated in the Settlement Agreement in which our securities are held and the number of our Common Shares owned by the new trusts as contemplated in the Settlement Agreement and state that the offshore trust arrangements in which our securities are held are trusts established by Mr. Melnyk.

Mr. Melnyk is no longer a director, officer or employee of the Company or any of its subsidiaries.

Based on publicly available information, as of March 12, 2008, certain trusts settled by Mr. Melnyk (the beneficiaries of which included Mr. Melnyk's wife and children) indirectly held shares of certain investment companies. As at March 12, 2008, the Canadian and U.S. trading accounts of such investment companies held 9,408,232 Common Shares. Based on publicly available information, we understand that the 9,408,232 Common Shares were transferred to Capital STAR Trust. As at March 27, 2009, Capital STAR Trust had disposed of all of its Common Shares.

Mr. Melnyk's Reduced Shareholdings

At last year's reconvened annual shareholders' meeting, Mr. Melnyk and his associated trusts held 26.4 million Common Shares, or 16.4% of our issued and outstanding Common Shares. Based on public filings, since that time, Mr. Melnyk and his associated trusts have disposed of more than 9.3 million shares, such that as of the date of this Circular, Mr. Melnyk holds 17.1 million shares, or 10.8% of our outstanding Common Shares. Since Mr. Melnyk and E.M. Holdings B.V. requisitioned a shareholders' meeting on February 25, 2009, Mr. Melnyk's associated trust has sold more than 3 million Common Shares.

SECTION 5 DISCLOSURE OF COMPENSATION AND RELATED INFORMATION

COMPENSATION OF DIRECTORS

Effective April 21, 2009, the Nominating and Corporate Governance Committee is responsible for reviewing and recommending to the Board of Directors the compensation for our directors. The current director compensation regime is intended to achieve a number of objectives, including to (a) attract and retain highly qualified individuals to serve as directors; (b) recognize and fairly compensate for the substantial workload, time commitment, responsibilities and risks involved in serving as a director and committee member of a public company; and (c) promote a greater alignment between the long-term economic interests of directors and shareholders.

Director Compensation Table

The following table sets forth information regarding the compensation earned by our non-management directors in fiscal 2008.

Name	Fees Earned ($)(1)	Share-Based Awards ($)	All Other Compensation ($)(6)	Total ($)
J. Spencer Lanthier(2)	15,000	175,000	6,593	196,593
Serge Gouin(2)	20,500	175,000	6,593	202,093
David H. Laidley(2)	17,500	175,000	6,593	199,093
Mark Parrish(2)	39,000	160,000	6,027	205,027
Dr. Laurence E. Paul	122,500	110,000	196,819(7)	429,319
Robert N. Power(2)	86,000	110,000	4,144	200,144
Lloyd M. Segal	115,000	110,000	107,797(7)	332,797
Michael R. Van Every	144,500	110,000	97,821(7)	352,321
Wilfred G. Bristow(3)	13,500	—	26,014	39,514
Sheldon Plener(4)	4,500	—	—	4,500
Jamie C. Sokalsky(5)	6,000	—	24,000(7)	30,000
(1)
For more details on the fees earned by our non-management directors, see the table under the heading "— Fees Earned" below.

(2)
Elected to the Board of Directors on August 8, 2008.

(3)
Mr. Bristow resigned from the Board of Directors effective April 21, 2008.

(4)
Mr. Plener resigned from the Board of Directors effective February 25, 2008.

(5)
Mr. Sokalsky resigned from the Board of Directors effective March 28, 2008.

(6)
Includes the value of DSUs each director received in respect of dividends paid on our Common Shares.

(7)
This amount represents fees paid (pro rata, where applicable) in connection with service on the Independent Committee of the Board of Directors established in early 2008. The fees paid to the members of the Independent Committee reflect the increased number of meetings and greater time commitment required as a result of the Committee's broad and expanded mandate. See the disclosure under the heading "2008 Independent Committee" in the Statement of Corporate Governance Practices set out in Appendix "A" to this Circular.

Dr. Squires (Chairman) and Mr. Wells (CEO), both of whom were directors in 2008, are Named Executive Officers (as defined below) and their compensation as directors is described in the table below the heading, "Summary Compensation Table", on page 58 of this Circular.

Elements of Director Compensation

Directors' compensation is paid only to non-management directors. For the year ended December 31, 2008, compensation to non-management directors, other than the Chairman, was composed of the following: (a) annual board retainers, (b) annual retainers for committee chairpersons and members, and (c) meeting fees.

Fees Earned

Each non-management director is paid an annual board retainer of $50,000 (the "Base Retainer"), which amount is paid immediately following his or her election, re-election or appointment, as the case may be. In the event that a non-management director is elected following the annual meeting of the Company, his/her Base Retainer will be pro-rated accordingly. As described below, directors may elect to receive up to 100% of the Base Retainer in the form of DSUs. In addition to their Base Retainer, non-management directors also receive an annual allocation of DSUs with a value of $110,000 at the time of grant, as further described below.

Non-management directors are also entitled to annual retainers for serving on the committees of the Board of Directors, whether as Chairperson or as a member of such committees. In fiscal 2008, the Chairperson of the Audit Committee was paid a retainer of $20,000, the Chairperson of the Compensation Committee was paid a retainer of $10,000, the Chairperson of the Nominating and Corporate Governance Committee was paid a retainer of $10,000 and the Chairperson of the Risk and Compliance Committee was paid a retainer of $5,000. In fiscal 2008, each member of the Audit Committee (other than the Chairperson) was paid a retainer of $10,000, and each member of the other standing committees of the Board of Directors (other than the Chairpersons of such committees) was paid a retainer of $5,000 per committee. Fees paid to members of the Independent Committee established in 2008 to consider strategic alternatives were determined by the Board of Directors and are set out in the Director Compensation Table above and the table below under this heading "Fees Earned". The Independent Committee's mandate was expanded to include not only strategic alternatives, but also management succession plans for BLS and oversight of the Company's response to the dissident proxy fight. The expanded mandate resulted in additional meetings and a greater commitment of time, which increased the fees from what was originally anticipated. Committee retainers are paid upon the director's appointment as Chairperson or member of the committee, as the case may be. Under the DSU Plans (as defined below), the Chairpersons and other members of these committees may elect to receive all or part of their committee retainers in the form of DSUs.

Non-management directors are also paid a fee for their attendance at each meeting of the Board of Directors or standing committee. In fiscal 2008, the non-management directors received $1,500 for each meeting of the Board of Directors they attended, and $1,500 for each committee meeting they attended. Payment of each meeting fee was made following the applicable meeting.

We also pay travel fees in connection with Board and committee meetings. Directors who require air travel and an overnight stay in connection with a Board or committee meeting are provided an additional $2,000 for each such meeting attended in compensation for travel time.

The following table sets out the fees earned by the non-management directors during the year ended December 31, 2008. For all other director compensation, see the "Director Compensation Table" above.

Name	Base Retainer ($)	Committee Retainer ($)	Meeting Attendance Fee ($)	Travel Fees ($)	Other Fees ($)	Total ($)	Portion of Base Retainer and/or Committee Retainer taken in Cash and/or DSUs
J. Spencer Lanthier(1)	50,000	15,000	15,000	—	—	80,000	100% in DSUs
Serge Gouin(1)	50,000	15,000	16,500	4,000	—	85,500	100% in DSUs
David H. Laidley(1)	50,000	15,000	13,500	4,000	—	82,500	100% in DSUs
Mark Parrish(1)	50,000	15,000	18,000	6,000	—	89,000	Base retainer in DSUs; Committee retainers 100% in cash
Dr. Laurence E. Paul	50,000	10,000	48,500	14,000	174,000(5)	296,500	100% in cash
Robert N. Power(1)	50,000	10,000	18,000	8,000		86,000	100% in cash
Lloyd M. Segal	50,000	10,000	41,000	14,000	99,000(5)	214,000	100% in cash
Michael R. Van Every	50,000	25,000	57,500	12,000	75,000(5)	219,500	100% in cash
Wilfred G. Bristow(2)	—	—	13,500	—	—	13,500	N/A
Sheldon Plener(3)	—	—	4,500	—	—	4,500	N/A
Jamie C. Sokalsky(4)	—	—	6,000	—	24,000(5)	30,000	N/A
Total	400,000	115,000	252,000	62,000	372,000	1,201,000	Total Fees Paid in DSUs: $1,120,000 Total fees paid in cash: $890,000
(1)
Elected to the Board of Directors on August 8, 2008.

(2)
Mr. Bristow resigned from the Board of Directors effective April 21, 2008.

(3)
Mr. Plener resigned from the Board of Directors effective February 25, 2008.

(4)
Mr. Sokalsky resigned from the Board of Directors effective March 28, 2008.

(5)
This amount represents fees paid (pro rata, where applicable) in connection with service on the Independent Committee of the Board of Directors established in early 2008. The fees paid to the members of the Independent Committee reflect the increased number of meetings and greater time commitment required as a result of the Committee's broad and expanded mandate. See the disclosure under the heading "2008 Independent Committee" in the Statement of Corporate Governance Practices set out in Appendix "A" to this Circular.

Dr. Squires and Mr. Wells, both of whom were directors in 2008, are Named Executive Officers and their compensation as directors is described in the table below under the heading "Summary Compensation Table" on page 58 of this Circular.

Equity-Based Compensation for Directors

Options (historical)

Prior to 2005, non-management directors were compensated, in part, with options. As a result, certain of our current non-management directors still hold options as follows: Dr. Laurence Paul holds 10,000 options and Michael Van Every holds 10,000 options. In each case, all such options are exercisable. For additional information, see the table below under the section "Director Incentive Plan Awards" below.

Deferred Share Units

On May 4, 2005, the Board of Directors adopted the Deferred Share Unit Plans (the "DSU Plans") for our non-management directors. A DSU entitles a director, upon ceasing to be director, to receive an amount having the same value as one Common Share. DSUs also have the effect of enhancing our ability to attract and retain highly qualified individuals to serve as directors. Some of the key features of the DSU Plans are described below:

  •
  Directors are granted $110,000 in DSUs annually, which is a significant portion of their annual compensation, and also may elect to receive up to 100% of their Base Retainer and annual committee retainers, as applicable, in the form of DSUs, for additional information see the table above under the section "Fees Earned";

  •
  The number of DSUs granted to a director is calculated by dividing the annual DSU allocation by the volume weighted average trading price of the Common Shares on the TSX or the NYSE, generally based on where the majority of the trading volume and value occurs, for the five trading days immediately preceding the date of grant (for directors subject to U.S. taxation, the calculation is based on the greater of the five-day or one-day volume weighted trading price);

  •
  When cash dividends are paid on our Common Shares, each director's DSU account is credited with an additional number of DSUs, calculated by dividing the aggregate cash dividend to which a director would have been entitled if each DSU held were a Common Share, by the closing price of the Common Shares on the TSX or the NYSE, based on where the majority of the trading volume and value occurs, on the dividend payment date; and

  •
  The value of DSUs is redeemable at the director's option following the event by which the director ceased to be a director of our Company. DSUs are settled with the director (or if the director has died, with his or her estate, as the case may be) in the form of one or two lump sum cash payments, less any amounts to be withheld by applicable law.

Director Incentive Plan Awards

The following table provides information on the holdings of share-based and option-based awards by the non-management directors as at December 31, 2008. Certain terms of our options, including vesting and expiry date, are subject to the provisions of the applicable option plan. For additional information see the description of equity incentive compensation in "Equity Compensation Plan Information — Option and RSU Plans" below.

	Option-Based Awards							Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexerciseable	Number of Securities Underlying Unexercised Options (#) Total	Option Exercise Price ($)		Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-based Awards That Have Not Vested ($)
J. Spencer Lanthier	—	—	—		—	—	—	—	—
Serge Gouin	—	—	—		—	—	—	—	—
David H. Laidley	—	—	—		—	—	—	—	—
Mark Parrish	—	—	—		—	—		—	—
Dr. Laurence E. Paul	10,000	—	10,000		18.75	06/25/09	0.00
Robert N. Power	—	—			—	—	—	—	—
Lloyd M. Segal	—	—			—	—	—	—	—
Michael Van Every	10,000	—	10,000	C$	25.32	06/25/09	0.00
Wilfred G. Bristow(1)	10,000	—	10,000	C$	25.32	06/25/09	0.00
Sheldon Plener(2)	—	—	—		—	—	—	—	—
Jamie C. Sokalsky(3)	—	—	—		—	—	—	—	—
(1)
Mr. Bristow resigned from the Board of Directors effective April 21, 2008.

(2)
Mr. Plener resigned from the Board of Directors effective February 25, 2008.

(3)
Mr. Sokalsky resigned from the Board of Directors effective March 28, 2008.

Dr. Squires and Mr. Wells, both of whom were directors in 2008, are Named Executive Officers and their holdings of share-based and option-based awards as at December 31, 2008 are described in the table below under the heading "Incentive Plan Awards — Outstanding Equity Incentive Awards at Fiscal Year End" on page 60 of this Circular.

Chairman Compensation

Dr. Squires, formerly our Chief Executive Officer and Interim Chairman of the Board of Directors, was appointed Chairman of the Board of Directors effective May 1, 2008. The chairman agreement, made as of May 1, 2008, between the Company and Dr. Squires has a term beginning on May 1, 2008 and continuing until June 1, 2009, unless terminated sooner or extended by mutual agreement between us and Dr. Squires.

Pursuant to the chairman agreement, Dr. Squires is entitled to receive (a) a payment of $23,014, representing the pro-rated amount of the annual retainer for services provided between May 1, 2008 and August 8, 2008 and (b) an annual retainer payment of $150,000, following his election to the Board of Directors at the annual general meeting of shareholders on August 8, 2008. Dr. Squires was also paid a one-time fee of $282,740 in connection with certain transition services he performed in connection with our retention of a new Chief Executive Officer.

In addition to the annual retainer payments described above, Dr. Squires is also entitled to receive (a) $23,014 in DSUs, representing the pro-rated amount of the annual DSU grant for services provided between May 1, 2008 and August 8, 2008 and (b) $150,000 in DSUs, following his election to the Board of Directors at the annual general meeting of shareholders on August 8, 2008. Dr. Squires, as Chairman, is no longer entitled to any of the benefits that we provide to our employees.

Summary of Directors' Share Ownership

To support the alignment of directors' interests with our interests and those of our shareholders, non-management directors are expected, in accordance with our Corporate Governance Guidelines, to hold or control Common Shares, DSUs, or a combination of both, equal in value to at least three times their Base Retainer within three years of being elected or appointed. The following table summarizes the current holdings of our Common Shares (excluding options) and DSUs by non-management directors as at December 31, 2008 and December 31, 2007:

Name of Director	Year	Common Shares (direct and indirect, excluding options) (#)	DSUs (#)	Total (Common Shares and DSUs) (#)	Total "At-Risk" Value of Common Shares and DSUs ($)(1)	Share Ownership Target ($)	Target Date for Share/DSU Ownership
Dr. Douglas J.P. Squires	2008 2007 Change	29,688 29,688 Nil	17,785 Nil +17,785	47,473 29,688 +17,785	448,620 399,600 +49,020	150,000	Already Met
J. Spencer Lanthier(2)	2008 2007 Change	Nil Nil Nil	18,184 Nil +18,184	18,184 Nil +18,184	171,839 Nil +171,839	150,000	Already Met
Serge Gouin(2)	2008 2007 Change	Nil Nil Nil	18,184 Nil +18,184	18,184 Nil +18,184	171,839 Nil +171,839	150,000	Already Met
David H. Laidley(2)	2008 2007 Change	Nil Nil Nil	18,184 Nil +18,184	18,184 Nil +18,184	171,839 Nil +171,839	150,000	Already Met
Mark Parrish(2)	2008 2007 Change	200 Nil Nil	16,625 Nil +16,625	16,825 Nil +16,825	176,006 Nil +176,006	150,000	Already Met
Dr. Laurence E. Paul	2008 2007 Change	28,000 28,000 Nil	29,151 16,065 +13,086	57,151 44,065 +13,086	540,076 593,115 -53,039	150,000	Already Met
Robert N. Power(2)	2008 2007 Change	Nil Nil Nil	11,430 Nil +11,430	11,430 Nil +11,430	108,013 Nil +108,013	150,000	August 8, 2011
Lloyd M. Segal	2008 2007 Change	3,500 500 +3,000	15,845 4,002 +11,843	19,345 4,502 +14,843	182,810 60,597 +122,213	150,000	Already Met
Michael R. Van Every	2008 2007 Change	2,000 2,000 Nil	29,153 16,067 +13,086	31,153 18,067 +13,086	294,395 243,182 +51,213	150,000	Already Met
William (Bill) Wells(3)	2008 2007 Change	75,000 30,000 +45,000	26,869 24,358 +2,511	101,869 54,358 +47,511	962,662 731,659 +231,003	150,000	Already Met
Wilfred G. Bristow(4)	2008 2007 Change	7,000 7,000 Nil	24,686 22,379 +2,307	31,686 29,379 +2,307	299,432 395,441 -96,009	N/A	N/A
Sheldon Plener(5)	2008 2007 Change	1,000 1,000 Nil	Nil 16,067 -16,067	1,000 17,067 -16,067	9,450 229,722 -220,292	N/A	N/A
Jamie C. Sokalsky(6)	2008 2007 Change	Nil Nil Nil	Nil 16,067 -16,067	Nil 16,067 -16,067	Nil 216,262 -212,262	N/A	N/A
(1)
The "at risk" value of the Common Shares and DSUs is based upon the closing price of the Common Shares on the last day of trading on the NYSE in 2007 ($13.46) and 2008 ($9.45), as applicable.

(2)
Elected to the Board of Directors on August 8, 2008.

(3)
Mr. Wells was appointed the Chief Executive Officer of Biovail Corporation and the President of BLS effective May 1, 2008.

(4)
Mr. Bristow resigned from the Board of Directors effective April 21, 2008. Pursuant to a redemption notice dated April 23, 2008, Mr. Bristow has elected to redeem 100% of the DSUs in one lump sum cash payment on December 15, 2009.

(5)
Mr. Plener resigned from the Board of Directors effective February 25, 2008. Pursuant to a redemption notice dated March 17, 2008, Mr. Plener redeemed the DSUs in two lump sum cash payments on each of March 25, 2008 and March 31, 2008, respectively.

(6)
Mr. Sokalsky resigned from the Board of Directors effective March 28, 2008. Pursuant to a Redemption Notice dated June 13, 2008, Mr. Sokalsky redeemed 100% of his DSUs in one lump sum cash payment on June 20, 2008.

Compensation Discussion and Analysis

The Compensation Committee is responsible for establishing, implementing and monitoring the Company's executive compensation philosophy and objectives. The Compensation Committee reviews and approves all components of Company executive pay, recommends or reports its decisions to the Board of Directors, and oversees the administration of the compensation program for senior executives.

Our Chief Executive Officer and our Senior Vice-President, Human Resources and Shared Services work closely with the Compensation Committee and provide recommendations to this Committee regarding executive compensation, except that the Chief Executive Officer and Senior Vice-President, Human Resources and Shared Services do not make recommendations to the Compensation Committee regarding their own compensation.

Key Initiatives of the Compensation Committee

In accordance with its mandate, the Compensation Committee made the following key changes to our compensation policies, plans and arrangements in 2008, which changes are designed to better serve our compensation objectives (as described below), to reflect current industry practices, and to comply with changes in laws, rules and regulations. The changes outlined below are in addition to the general review of our executive compensation packages, which the Compensation Committee undertakes on an annual basis:

  •
  Established the Chief Executive Officer's compensation package and employment agreement.

  •
  Established the performance-related RSU program for the Chief Executive Officer's direct reports and other high potential key employees.

  •
  Directed the enhancement of our compensation-related disclosure with reference to the requirements of the SEC and the new requirements of the Canadian Securities Administrators.

  •
  Re-evaluated and updated our comparator group of companies used for compensation purposes (as discussed below).

Compensation Objectives

The Compensation Committee has established the following objectives for executive compensation: (a) attract, motivate and retain key personnel; (b) link executive compensation to overall corporate performance; and (c) motivate officers to act in the best interests of shareholders. The Compensation Committee reviews our compensation objectives each year to determine if revisions are necessary in light of industry practices and emerging trends, our corporate and strategic goals or other relevant factors.

Our compensation program consists of three key elements: (a) base salary; (b) short-term incentives in the form of a cash bonus; and (c) equity-based incentives in the form of option and RSU awards (each as further described below). Each of these elements assists in achieving one or more of our compensation objectives.

Attract, Motivate and Retain Key Personnel

The Compensation Committee recognizes that compensation is a key tool in attracting, retaining and motivating individuals with the skills and commitment needed to enhance shareholder value and maintain our position as a leader within our segment of the pharmaceutical industry. This is particularly true for most of our senior officers, who have a significant influence on corporate performance. The key elements of our executive compensation program that are designed to achieve this objective include the following:

  •
  Base salary and short-term and equity-based incentives for executives are benchmarked with reference to similar positions in a comparator group (described below), ensuring that total compensation is competitive in today's market.

  •
  Our equity-based compensation was designed to, amongst other things, maintain the competitiveness of our compensation package and thereby attract and retain officers and employees. As many Canadian public companies have recently done, we introduced whole share awards (i.e., RSUs) as part of our 2007 Equity Compensation Plan. Executives are now eligible for equity-based incentive compensation that includes a mix of options and RSUs. As RSUs can deliver compensation value in times of flat or declining share prices, the use of RSUs can serve as an effective retention mechanism.

  •
  The three-year vesting periods of equity compensation awards for executive officers (five years in the case of the CEO's performance-vesting RSUs), coupled with the prospect of forfeiture of unvested awards as mandated by the 2007 Equity Compensation Plan in the event of voluntary resignation, also encourage continued service.

  •
  Both the Short-Term Incentive Plan and the 2007 Equity Compensation Plan seek to motivate officers and employees by rewarding performance. Under the Short-Term Incentive Plan, the percentage of the target cash bonus actually paid out to executive officers is based, in part, on the performance of their business group or division, intended to drive managerial performance. As well, if an officer exhibits outstanding overall individual performance, what would otherwise be his or her cash bonus payout can be adjusted upwards to a maximum of 1.5 times.

Link Executive Compensation to Overall Corporate Performance

The Compensation Committee believes that compensation paid to executive officers should be closely aligned with our overall corporate performance. The elements of compensation have been designed to strengthen this alignment, including in the following key respects:

  •
  The determination of the amount of any increase to the base salary is based, in part, on our overall performance.

  •
  Under the Short-Term Incentive Plan, the amount of the cash bonus payable to executive officers is based on the achievement of certain pre-determined corporate and divisional objectives, each of which is expected to affect overall corporate performance. These objectives include annually set financial and cost containment, product development and acquisition, risk management, organizational/operational and communication objectives and other objectives targeted to the executives' areas of responsibilities.

Motivate Officers to Act in the Best Interests of Shareholders

The Compensation Committee seeks to align the interests of the executive officers with those of our shareholders. The ways in which the elements of compensation achieve this objective include the following:

  •
  A significant proportion of executive compensation is awarded through equity compensation. The value of these awards is directly tied to the market price of our Common Shares.

  •
  Options, which ultimately have value only to the extent to which the price of our Common Shares on the date of exercise exceeds the grant date exercise price, serve to motivate executive officers to maximize the value of the Common Shares.

  •
  The Chief Executive Officer was granted RSUs, the vesting of which is dependent on the level of total shareholder return achieved over a five-year vesting period, as compared to the comparator group. The better our total shareholder return, as measured against the comparator group, the greater the multiple of RSUs that vest. Performance below a pre-determined percentile as compared to the comparator group results in zero vesting.

Measures Undertaken to Support Compensation Objectives

Independent Compensation Consultant

In accordance with its mandate, the Compensation Committee has sole authority to retain for itself consultants, including with respect to compensation matters, and to approve related fees and retention terms for the consultants. In both the initial selection of and its annual review of its compensation consultant, the Compensation Committee considered the following factors:

  •
  Independence:

  •
  Current or previous retainers with us or our management and the nature of services provided in connection with any of those retainers, including whether services were/are related to compensation matters

  •
  Financial independence — measured by total fee amount for other services provided to us

  •
  Level of independence among business units, to the extent other services are being provided to us

  •
  Familiarity with our business:

  •
  Knowledge of the pharmaceutical industry in Canada, the U.S. and worldwide

  •
  Specific knowledge of our Company, our management and the Board of Directors

  •
  Knowledge of current industry practices and emerging trends

  •
  Depth of knowledge on compensation matters and specialized areas of expertise

  •
  Range of services offered

  •
  In-depth knowledge of corporate governance issues and requirements

  •
  Potential conflicts of interest with our competitors or others

  •
  Cost of services

  •
  Degree of availability and accessibility, including ability to deliver promptly on commitments

  •
  References from business contacts

  •
  Evaluation against a selection of potential consultant peers

  •
  Status of current relationship and satisfaction with any previous services provided

Since 2004, the Compensation Committee has engaged the services of Mercer as an independent consultant to provide advice on compensation matters. Mercer reports directly to the Compensation Committee. The Compensation Committee instructs Mercer to give advice to the Committee independent of management and to provide such advice for the benefit of the Company and our shareholders. In its role as compensation consultant, Mercer has conducted an annual review of our executive compensation programs for the past four years.

For 2008, the Compensation Committee once again selected Mercer to provide compensation analysis and advice on an ongoing basis throughout the year. The services provided by Mercer to the Compensation Committee during 2008 included the following: (a) review of our executive compensation programs, including base salary, short-term incentives, equity-based incentives, total cash compensation levels, and total direct compensation of certain senior positions, against those of a comparator group of similar-sized North American pharmaceutical companies as measured on revenue and/or market capitalization; (b) making recommendations for the compensation packages of the Chief Executive Officer and the Chairman; and (c) assistance in developing and implementing revisions to the existing equity-based incentive plan.

The Compensation Committee considered the advice and analysis of Mercer, together with other factors the Committee considered appropriate (including market data, knowledge of the comparator group and personal knowledge and experience of committee members), in reaching its decisions and recommendations to the Board relating to, among other things, Chief Executive Officer and Chairman compensation, executive officer compensation, non-management director compensation and 409A compliance of our compensation plans. The decisions made by the Compensation Committee are solely the responsibility of the Committee and reflect factors and considerations in addition to the information and analysis provided by Mercer.

During fiscal 2008, Mercer attended one or more portions of six meetings of the Compensation Committee, both with and without management present. In addition, Mercer met with the Chair of the Compensation Committee on a number of other occasions in preparation for committee meetings with respect to compensation matters.

During fiscal 2008, in addition to the compensation-related services described above, Mercer also provided certain additional services for our management and certain of our affiliates that were not related to compensation matters, including services related to retirement communication, health and benefit consulting and administration and investment consulting. However, the business unit of Mercer that provides compensation-based services is separate and independent from those business units of Mercer that provide these other services. The total fees for services provided to us by Mercer in the 2008 fiscal year are set out below:

Type of Fee	Amount of Fee	Percentage of Total Fees for Services Provided in 2008
For compensation-related services carried out for the Compensation Committee	$96,624	40%
For additional services provided to us	$143,427	60%
Total Annual Fees	$240,051	100%

The independence of Mercer, as compensation consultant, has been reviewed and confirmed by the Compensation Committee. The Chairperson of the Compensation Committee must pre-approve any additional work and non-Board services proposed to be performed by the Committee's independent consultant. The Chairperson of the Committee shall not approve any such additional work or non-Board services that, in the view of the Compensation Committee, could compromise such consultant's independence as a compensation advisor to the Compensation Committee.

Comparator Group

The Compensation Committee benchmarks each executive officer's total compensation to compensation for similar positions in a comparator group of companies that the Committee has compiled with assistance from Mercer. The benchmarking process provides the Committee with a valuable reference; however, it is not used as a determinative source from which compensation levels are set. Generally, the Compensation Committee targets approximately the 50th percentile of the comparator group with respect to total compensation of executives. However, the Compensation Committee preserves flexibility to make adjustments to such general reference points to respond to, and adjust for, the evolving business environment. There were no such adjustments made in respect of 2008. In addition, as we have several key functional executives in Canada, our annual compensation review also includes a comparative analysis against all publicly-traded Canadian companies with revenue between $500 million and $2 billion.

The Compensation Committee, with the assistance of Mercer, re-evaluated and confirmed the comparator group during 2008. In selecting the comparator group, particular focus was given to executive compensation practices within the highly competitive pharmaceutical industry, both in Canada and the U.S. Based on this analysis, the Committee has established a comparator group of similar-sized North American pharmaceutical companies as measured on revenue and/or market capitalization.

For the compensation review conducted during the 2008 fiscal year, the comparator group consisted of the following companies:

King Pharmaceuticals, Inc.	Charles River Laboratories International, Inc.
Watson Pharmaceuticals, Inc.	Valeant Pharmaceuticals International
Perrigo Company	Sepracor Inc.
Barr Pharmaceuticals, Inc.	Endo Pharmaceuticals Holdings Inc.
Mylan Laboratories Inc.	Alpharma Inc.
Cephalon, Inc.	Medicis Pharmaceutical Corporation
Invitrogen Corporation

Elements Used to Achieve Compensation Objectives

The compensation package for executive officers has three principal components:

  •
  competitive base salary;

  •
  short-term incentives in the form of a performance-based cash bonus under our Short-Term Incentive Plan; and

  •
  equity-based incentives in the form of options and RSUs under our 2007 Equity Compensation Plan.

The chart below sets out the relative weighting of each component of the targeted total compensation for each Named Executive Officer (as defined below).

	Percentage of Targeted Total Direct Compensation
Named Executive Officer	Base Salary	Short-Term Incentives	Equity-based Incentives (Options/RSUs)
William (Bill) Wells Chief Executive Officer and President, BLS	38%	38%	24%
Margaret Mulligan Senior Vice-President and Chief Financial Officer	43%	21%	37%
Gilbert Godin Executive Vice-President and Chief Operating Officer	41%	24%	35%
Gregory Gubitz Senior Vice-President, Corporate Development	43%	21%	37%
Wendy A. Kelley Senior Vice-President, General Counsel and Corporate Secretary	43%	21%	37%
Dr. Douglas J.P. Squires(1) Chief Executive Officer	38%	38%	24%
Kenneth G. Howling(2) Senior Vice-President and Chief Financial Officer	43%	21%	37%
Adrian de Saldanha(3) Interim Chief Financial Officer	45%	18%	37%
(1)
Dr. Squires ceased to be Chief Executive Officer effective May 1, 2008.

(2)
Mr. Howling was reassigned from the role of Senior Vice-President and Chief Financial Officer effective March 24, 2008 to a non-officer position with the Company. He left the Company effective December 31, 2008 and is no longer employed by the Company. Mr. Howling provides consulting services to the Company.

(3)
Mr. de Saldanha was appointed Interim Chief Financial Officer effective March 24, 2008. He held this position until September 2, 2008. Mr. de Saldanha left the Company effective December 31, 2008 and is no longer employed by the Company. Since leaving the Company, Mr. de Saldanha has provided consulting services to the Company.

The Board of Directors, with the assistance of the Compensation Committee, regularly reviews all matters related to executive compensation. The Board is dedicated to creating a structure in which pay is closely matched with performance. Changes to the compensation structure are made as needed to ensure that the Company's practices are in the best interests of all its shareholders and to best reflect current industry practices.

Key highlights of the Company's executive compensation practice include:

  •
  The Charter of the Compensation Committee was amended this year to mandate a "double trigger" standard in Biovail's employment agreements, rather than a single trigger.

  •
  Biovail's total executive compensation program is positioned at or below the 25th percentile of our peer group of pharmaceutical companies (Biovail's target is to be at or below the 50th percentile of our peer group).

  •
  In updating Biovail's practices, the Compensation Committee received assistance from an independent compensation consulting firm, Mercer Canada Limited. Mercer has been retained by and reports directly to the Committee. Specifically, the Committee has asked Mercer to provide independent advice on current trends in compensation design, including overall levels of compensation, the merits of using particular forms of compensation, the relative weightings of different compensation elements, and the value of particular performance measures on which to base compensation. Within this framework, Mercer has been instructed to work collaboratively with management, including Biovail's Chief Executive Officer and Senior Vice-President, Human Resources & Shared Services, to gain an understanding of Biovail's business and compensation programs.

  •
  In allocating among the elements of compensation, we now structure a significant portion of executive compensation as pay for performance or "at-risk" compensation, as we believe that incentive pay appropriately rewards employees for their contribution to our overall performance when such performance meets or exceeds objectives.

  •
  We also seek to align compensation with both corporate performance and shareholder value. In this regard, the value of our short-term incentives, in the form of a cash bonus, is dependent on the achievement of pre-determined corporate, divisional and individual performance objectives, while the value of our equity based incentives, in the form of option and RSU awards, is derived from the value of our Common Shares. In allocating between short-term and long-term compensation, we seek to balance between rewarding past performance and future potential, both of which we view as critical for our executives to exhibit. In that respect, cash bonuses, being dependent, in large part, on the achievement of corporate, divisional and individual objectives are primarily designed to reward the past performance of both the Company and the individual; whereas, in determining option and RSU awards, the Committee seeks to reward future potential and expected long-term performance of the executives by basing such awards, in part, on their demonstration of exceptional effort, critical skills and key talents.

The actual compensation awarded or paid to each of our Named Executive Officers in 2008 is set out in a table below under the heading "Summary Compensation Table".

Base Salary

Base salary levels are determined by evaluating (a) individual factors, such as the role, level of responsibility and contribution of each executive; (b) market factors, through benchmarking to the comparator group described above; and (c) our financial performance. Each year, the Committee reviews the individual salaries of the executive officers, including the Named Executive Officers, with a view to these factors and recommends to the Board of Directors adjustments designed to ensure that base salaries are kept competitive for purposes of retaining and motivating individuals who are assessed to be integral to enhancing corporate performance and shareholder value. The amount of any increase to an executive officer's base salary is influenced by performance with reference to the achievement of corporate and divisional objectives. A salary increase is not automatic, and executive officers with an overall performance that is unacceptable would typically not receive a salary increase, among other things. In accordance with the Company's annual compensation review process in February 2009 it was determined that in light of the current economic slowdown, the 2009 salaries of the Chief Executive Officer and each of the Senior Vice Presidents (other than a slight adjustment in the case of the Chief Financial Officer) will be frozen at 2008 levels.

The base salaries paid to the Named Executive Officers in 2008 are set out in a table below under the heading "Summary Compensation Table".

Non-Equity Incentive Compensation

Our Short-Term Incentive Plan provides compensation in the form of a cash bonus and is designed to give executives a strong incentive to maintain focus on continuous improvement of results through the achievement of corporate, divisional and individual objectives.

Target Bonus

A target bonus is established for each executive officer. In respect of 2008, in accordance with his employment agreement, the Chief Executive Officer received a guaranteed cash bonus of 100% of his base salary pursuant to his employment agreement (with a target of 100% thereafter). This was below the value that would have been paid under the normal payout formula. In addition, in respect of 2008, the other Named Executive Officers' target cash bonuses were set at 50% of their respective base salaries, with the exception of the Executive Vice-President, Chief Operating Officer whose target cash bonus was set at 60% of his base salary. These target bonuses are reviewed by the Compensation Committee annually, and are compared against those of our comparator group. Target bonuses to our Named Executive Officers are set at approximately the 50th percentile of our comparator group.

Performance Objectives

The actual amount of an executive's cash bonus is indicated, initially, on the level of achievement of certain pre-determined corporate, divisional and individual objectives. Annually, the Board of Directors and management engage in a strategic planning process, which forms the basis of these objectives. These objectives represent short-term milestones against which we measure progress towards longer-term strategic goals.

For 2008, the relative weighting of these corporate, divisional and individual objectives for the Named Executive Officers, other than the Chief Executive Officer, was as follows:

  •
  50% on achievement of corporate objectives; and

  •
  50% on achievement of divisional/individual objectives.

The weighting between corporate and divisional/individual objectives for these executives is designed to make them equally accountable both for their impact on their division and for their division's impact on corporate performance. For the Chief Executive Officer, short-term incentives are based 100% on achievement of corporate goals, which recognizes his role in and impact on corporate performance.

With the assistance of Mercer, we have developed a matrix for each executive officer, which we use to assess the achievement of these corporate and divisional/individual objectives. The matrix has been designed to promote an objective assessment of the level of achievement of each objective. The various elements of this matrix are described below.

Corporate Objectives

For 2008, the Company wide corporate objectives were comprised of financial objectives and objectives associated with the successful implementation of the New Strategic Focus. Each such sub-category of corporate objectives was given equal weighting and based on a distinct set of metrics. For more information regarding the New Strategic Focus see "Section 3 — Background to the Meeting — New Strategic Focus".

The performance metrics associated with the financial objectives established for 2008 included revenue, gross margin, net income and earnings per share. The targets approved by the Compensation Committee for these metrics were as follows:

Financial Metric	2008 Target
Revenue	$791.8 million
Gross Margin	$592.1 million
Net Income	$228.4 million
Earnings Per Share	$1.44

As noted above, in addition to the financial metrics, the Compensation Committee determined a series of objectives associated with the successful implementation of the New Strategic Focus.

For 2008, these objectives included:

  •
  effective identification, development and communication of a new strategic focus and turnaround plan in a manner that would ensure understanding and alignment with external and internal stakeholders;

  •
  implementation of the New Strategic Focus in accordance with work-stream goals and plans;

  •
  the successful pursuit of business development initiatives aligned with the New Strategic Focus;

  •
  successful restructuring of the Company's business to enable the achievement of the New Strategic Focus; and

  •
  establishment of specialty CNS capability within the organization to support the New Strategic Focus.

Divisional/Individual Objectives

The Compensation Committee also evaluates each executive officer's divisional/individual objectives, which relate to both the business group over which that particular executive officer has responsibility and the individual's performance as head of such business group. The achievement of divisional/individual objectives is based on that business group's achievement of its identified goals over the performance period. The divisional/individual objectives vary from business group to business group and individual to individual based on the type of contributions that are expected of each group or head of each group, as the case may be, toward our key priorities. For those executive officers who have responsibility for more than one business group, the divisional/individual objectives are based on a combination of the achievements of the associated groups. Divisional/individual objectives are designed to link the payment of short-term incentives to the contribution to corporate success that flows from the performance of our business groups.

The divisional/individual objectives fall within the following categories: financial and cost containment; product development and acquisition; business operations; risk management and organization. These categories of objectives have been selected because they relate to the key areas that we have identified as fundamental in supporting our growth and long-term strategy. Within each category of divisional/individual objectives, a number of specific, measurable objectives are established that reflect each executive officer's position and responsibilities.

In 2008, the divisional/individual objectives for Named Executive Officers generally included the following:

  •
  Financial and cost containment — revenue, gross margin, net income, budget management and cost reduction measures and monitoring and managing headcounts;

  •
  Product development and acquisition — identification of potential acquisition in-licensing opportunities, generation of new product opportunities through in-licensing or acquisitions, support of business development initiatives, development of intellectual property and maintenance and expansion of business development relationships;

  •
  Business operations — cost reduction through consolidation of manufacturing and pharmaceutical sciences resources, sale of non-core assets and project management;

  •
  Risk management — ongoing implementation of and compliance with systems and policies designed to mitigate and manage risks in key areas (including continuity of supply, intellectual property protection, reputational risk, security and clinical, regulatory and medical affairs), compliance with applicable laws and regulations, management of intellectual property portfolio and management of litigation; and

  •
  Organization — succession planning, implementation of short-term and equity-based incentive compensation plans, development and maintenance of management and organizational structures and recruitment and retention;

Both the corporate objectives and the divisional/individual objectives are reviewed and updated on an annual basis with reference to current market practices and our compensation objectives. The assessment of the corporate and divisional/individual objectives, coupled with an individual performance assessment, determine the total amount of cash bonus realized. The level of achievement of the corporate and divisional/individual objectives is assessed by the Compensation Committee and assigned a rating with a corresponding payout factor. The rating and payout factors applied are consistent with the individual performance multiplier ranges set out below.

Individual Performance Multiplier

Once a preliminary indication of the officer's cash bonus has been determined based on the achievement of the corporate and divisional/individual objectives, a secondary assessment of overall individual performance is conducted that can either increase, decrease or eliminate entirely what would have otherwise been the appropriate bonus amount coming out of the preliminary measure of objective achievement. Each officer's overall performance is reviewed and assigned an individual performance rating. Once the performance rating is assigned, the preliminary bonus amount is increased or decreased by an individual performance multiplier within the range assigned to that particular performance rating. Currently, the individual performance multipliers are allocated as follows:

Performance Rating	Individual Performance Multiplier Range
Outstanding Results	1.2 to 1.5
Exceeds Expectations	1.0 to 1.2
Achieves Expectations	0.75 to 1.0
Needs Improvement	0 to 0.5
Unacceptable	0

As a result of the individual performance multiplier, it is possible that an officer will not receive any cash bonus where the participant's overall performance has been rated as needing improvement or unacceptable. The decision not to award a bonus in this circumstance is at the discretion of the Compensation Committee. Conversely, where an individual's overall performance is rated as outstanding, the Short-Term Incentive Plan is designed to reward these outstanding results with a cash bonus in excess of the bonus assessed in the manner described above. In addition, if it is determined that an executive officer has engaged in conduct that violates our policies, we may withhold, at the discretion of the Senior Vice-President, Human Resources and Shared Services, all or part of such officer's cash bonus under our Short-Term Incentive Plan.

Cash Bonuses Awarded

As a result of the Compensation Committee's evaluation for the year ended December 31, 2008, all four Named Executive Officers, whose cash bonus for 2008 was subject to corporate and divisional/individual objectives (as listed below), received a cash bonus greater than their short-term incentive targets. The cash bonuses paid to the Named Executive Officers in respect of 2008 are set out below and in a table below under the heading "Summary Compensation Table".

The following table sets out the target and actual cash bonus paid to each Named Executive Officer in respect of 2008:

Name and Position	Target Bonus (% of Salary)	Payout Range (% of Salary)(1)	Target Bonus ($)	Maximum Award ($)(2)	Actual Bonus ($)	Actual Bonus (% of Salary)
William (Bill) Wells(3) Chief Executive Officer and President, BLS	100%	N/A	N/A	N/A	860,000	100%
Margaret Mulligan(4) Senior Vice-President and Chief Financial Officer	50%	0 - 75%	205,000	307,500	216,531	53%
Gilbert Godin Executive Vice-President and Chief Operating Officer	60%	0 - 90%	305,445	458,167	435,547	86%
Gregory Gubitz Senior Vice-President, Corporate Development	50%	0 - 75%	206,840	310,260	240,323	58%
Wendy A. Kelley Senior Vice-President, General Counsel and Corporate Secretary	50%	0 - 75%	206,840	310,260	294,941	71%
Dr. Douglas J.P. Squires(5) Chief Executive Officer	100%	N/A	352,500	N/A	352,500	100%
Kenneth G. Howling(6) Senior Vice-President and Chief Financial Officer	N/A	N/A	N/A	N/A	N/A	N/A
Adrian de Saldanha(7) Interim Chief Financial Officer	N/A	N/A	N/A	N/A	N/A	N/A

(1)
These amounts range from the amount of bonus received where the individual performance multiplier is zero to the amount of bonus received where the individual performance multiplier is 1.5 times the target bonus, in both cases assuming the corporate and divisional/individual achievement is assessed at a payout factor of 100%.

(2)
These amounts are based on achievement of full target bonus (assuming corporate and divisional/individual achievement assessed at a payout factor of 100%) and an individual performance multiplier of 1.5 times such bonus.

(3)
Pursuant to Mr. Well's employment agreement, Mr. Wells received a guaranteed cash bonus of 100% of his base salary for 2008.

(4)
Mrs. Mulligan received a cash bonus based on her annualized base salary for 2008 of $410,000.

(5)
Dr. Squires ceased to be Chief Executive Officer effective May 1, 2008. Dr. Squires and the Company entered into a separation agreement dated May 6, 2008 providing for severance payments consistent with the terms of his employment contract dated September 1, 2007, including a lump sum payment of $352,500 representing a pro-rated portion of his 2008 target level of annual incentive compensation based on his employment in 2008, minus applicable withholdings and deductions.

(6)
Mr. Howling was reassigned from the role of Senior Vice-President and Chief Financial Officer effective March 24, 2008 to a non-officer position with the Company. He left the Company effective December 31, 2008 and is no longer employed by the Company. Mr. Howling provides consulting services to the Company. Mr. Howling was not entitled to a performance-based cash bonus.

(7)
Mr. de Saldanha was appointed Interim Chief Financial Officer effective March 24, 2008. Mr. de Saldanha left the Company effective December 31, 2008 and is no longer employed by the Company. Since leaving the Company, Mr. de Saldanha has provided consulting services to the Company. Mr. de Saldanha was not entitled to a performance-based cash bonus.

The following table sets out the level of achievement of corporate objectives and divisional/individual objectives, as a percentage of full achievement of all objectives in the category, and the total percentage of the target bonus achieved for each Named Executive Officer in connection with the assessment of the short-term incentives for the Named Executive Officers in respect of 2008:

Name and Position	Corporate Objectives	Divisional/ Individual Objectives	Individual/ Performance Multiplier	Total Percentage of Target Bonus
William (Bill) Wells(1) Chief Executive Officer and President, BLS	N/A	N/A	N/A	100%
Margaret Mulligan Senior Vice-President and Chief Financial Officer	111.25%	100%	1.0	105.63%
Gilbert Godin Executive Vice-President and Chief Operating Officer	111.25%	100%	1.35	142.6%
Gregory Gubitz Senior Vice-President, Corporate Development	111.25%	100%	1.1	116.17%
Wendy A. Kelley Senior Vice-President, General Counsel and Corporate Secretary	111.25%	100%	1.35	142.6%
Dr. Douglas J.P. Squires(2) Chief Executive Officer	N/A	N/A	N/A	N/A
Kenneth G. Howling(3) Senior Vice-President and Chief Financial Officer	N/A	N/A	N/A	N/A
Adrian de Saldanha(4) Interim Chief Financial Officer	N/A	N/A	N/A	N/A
(1)
Pursuant to Mr. Wells' employment agreement, Mr. Wells received a guaranteed cash bonus of 100% of his base salary for 2008.

(2)
Dr. Squires ceased to be Chief Executive Officer effective May 1, 2008. Dr. Squires and the Company entered into a separation agreement dated May 6, 2008 providing for severance payments consistent with the terms of his employment contract dated September 1, 2007, including a lump sum payment of $352,500 representing a pro-rated portion of his 2008 target level of annual incentive compensation based on his employment in 2008, minus applicable withholdings and deductions.

(3)
Mr. Howling was reassigned from his role as Senior Vice-President and Chief Financial Officer effective March 24, 2008 to a non-officer position with the Company. He left the Company effective December 31, 2008 and is no longer employed by the Company. Mr. Howling provides consulting services to the Company.

(4)
Mr. de Saldanha was appointed Interim Chief Financial Officer effective March 24, 2008. He held this position until September 2, 2008. Mr. de Saldanha left the Company effective December 31, 2008 and is no longer employed by the Company. Since leaving the Company, Mr. de Saldanha has provided consulting services to the Company.

As the table above indicates, for all Named Executive Officers, other than Mr. Wells, whose bonus amount was determined in accordance with his employment agreement, the level of achievement of corporate objectives was assessed at 111.25%. The achievement of a payout factor of 111.25% for corporate objectives resulted from the Compensation Committee's assessment of the level of achievement by the Company of the financial objectives and the objectives associated with the implementation of the New Strategic Focus.

Following its review, the Compensation Committee determined that the Company had "achieved expectations" with respect to its financial objectives and had attained "outstanding results" with respect to its New Strategic Focus objectives. In its determination of the level of achievement of the financial objectives for 2008, the Compensation Committee took into consideration external and internal factors which had an impact on the Company, including the overall economic climate, the dissident proxy contest and the development and implementation of the New Strategic Focus. Within this framework, the Committee evaluated the financial performance of the Company against the financial targets established for 2008 and determined that the Company had, as noted above, "achieved expectations" and, consequently, that the corresponding short-term incentive payout factor for these objectives was within a range of 75% to 100%, concluding that the mid-range point of 87.5% should be applicable.

In determining the level of achievement of the New Strategic Focus objectives, the Compensation Committee undertook a detailed analysis of the achievements of the Company relating to the implementation of the New Strategic Focus. In particular, the Compensation Committee noted that the Company, under the stewardship of its executive team, had:

  •
  developed and successfully communicated to the external market the New Strategic Focus;

  •
  managed the dissident proxy contest to a successful outcome;

  •
  appointed Mr. Wells as Chief Executive Officer and, consistent with its operational structure, transitioned Mr. Wells to the Barbados office;

  •
  established an implementation plan for the New Strategic Focus with the establishment of implementation management processes, work-stream goals and implementation plans, and achieved key deliverables for 2008, with progress on track for completion of 2009 and 2010 targets;

  •
  identified specialty CNS opportunities, including in-line products that could be repurposed or acquired, pipeline compounds and specialty CNS companies;

  •
  developed a screening tool for the identification of high priority specialty CNS companies;

  •
  initiated discussions with numerous high priority targets/companies concerning in-licensing or acquisition opportunities;

  •
  acquired and integrated Prestwick and consequently launched its first specialty CNS product five years in advance of the timeline set out in the New Strategic Focus;

  •
  initiated the consolidation of manufacturing resources through the planned closure of the two Puerto Rico facilities and the transfer of certain manufacturing and packaging processes to the Steinbach, Manitoba facility;

  •
  initiated the consolidation of pharmaceutical sciences resources through the closure of the R&D facility in Dublin, Ireland;

  •
  launched a normal course issuer bid pursuant to which it repurchased 2,818,400 common shares;

  •
  identified and sold certain non-core assets; and

  •
  significantly strengthened the executive and scientific team and built upon existing expertise in specialty CNS with the recruitment of a new Chief Financial Officer, Chief Scientific Officer, Vice-President, Medical and Scientific Affairs and Vice-President, Neurologic and Psychiatric Development.

With regard to these and other achievements, the Compensation Committee determined that the Company achieved "outstanding results" and ascribed the corresponding payout factor of 120% to 150%, concluding that the mid-range point of 135% was applicable. In determining the overall payout factor of 111.25% for the corporate objectives, the Committee used the mid-range of each set of objectives and weighted each of the financial and New Strategic Focus objectives at 50% of the total corporate objectives.

Following the determination of the level of achievement of the corporate objectives, the Compensation Committee evaluated the achievement of each executive officer's divisional/individual objectives. Each executive's level of achievement was assessed against both the achievements of the business group over which the particular executive officer had responsibility, and the individual's performance as head of such business group. It was determined that each Named Executive Officer, whose short-term incentive compensation for 2008 was subject to the achievement of divisional/individual objectives, had achieved 100% of such objectives.

The overall preliminary payout factor for the corporate and divisional/individual objectives for each Named Executive Officer was then calculated by attributing a 50% weighting to each category of objectives. Accordingly, the combined payout factor for the corporate and divisional/individual objectives was 105.63%.

As noted above, once a preliminary indication of an officer's cash bonus has been determined based on the achievement of the corporate and divisional/individual objectives, a secondary assessment of individual performance is conducted. The actual cash bonuses paid to the Named Executive Officers for 2008 were determined by the Compensation Committee, in the context of the corporate objectives, divisional/individual objectives and the individual performance multiplier. The individual performance multiplier was based on the Committee's subjective evaluation of each executive's performance, with input from Mr. Wells and Dr. Squires. Based on their evaluation of each executive's performance against divisional/individual goals established for the year, Mr. Wells and Dr. Squires submitted their recommendations to the Committee. The Compensation Committee exercised its judgment to adjust these recommendations based on its own evaluation of each executive's performance, the executive's relative contribution to the Company's overall performance and the executive's response to unplanned or unforeseen events. Each Named Executive Officer was considered individually and rated according with their performance. As noted in the table above, for 2008 the individual performance multiplier ranged from 100% to 135%. The preliminary indications of bonus amounts based upon achievement of the corporate and divisional/individual objectives were then adjusted in accordance with each Named Executive Officer's respective performance multiplier.

Equity-Based Incentive Compensation

Our equity-based incentive plan is composed of option and RSU awards made under our 2007 Equity Compensation Plan. Options expire on the fifth anniversary of the date of grant and vest and become exercisable as determined by the Board of Directors. RSUs generally vest on the third anniversary date of the date of grant. The 2007 Equity Compensation Plan also permits the Board of Directors or, in certain circumstances, the Compensation Committee, to condition the granting or vesting of RSUs on specified performance criteria.

For a description of the material terms of our 2007 Equity Compensation Plan, including the material terms of options and RSUs, see "Equity Compensation Plan Information — Option and RSU Plans — 2007 Equity Compensation Plan" below.

Target Award

Executive officers, including the Named Executive Officers, are entitled to participate in the 2007 Equity Compensation Plan. Executive officers are assigned an annual target amount for both options and RSUs, which target is subject to annual review and, where appropriate, revision. For all Named Executive Officers in 2008, approximately 92% of the total value of the annual target of equity compensation is in options and approximately 8% of the total value of the annual target is in RSUs. These target grants and the weighting between options and RSUs are based, among other things, on a review that included a canvass of the equity-based incentive plans and policies of our comparator group of companies and consultations with our independent compensation consultant, Mercer, throughout the process. The target grants of options and RSUs for performance in 2008 (which will be awarded in 2009) for each Named Executive Officer are set out below under "Termination and Change of Control Benefits — Employment Agreements".

Performance Objectives

In accordance with the 2007 Equity Compensation Plan, in determining the proportion of the target equity compensation to be actually awarded to executive officers, the Compensation Committee considers the executive's performance and achievement of objectives, the achievement by the Company of its strategic goals and objectives and the contribution the executive has made or is expected to make in furtherance of the Company's overall goals. Emphasis is placed on the future potential and expected long-term performance of the individual.

Equity compensation awards for both executive officers and employees are determined during our annual planning process in the first quarter of each year. The administration of the 2007 Equity Compensation Plan is supervised by the Compensation Committee. The Board of Directors has the authority to determine, upon recommendation as appropriate from the Compensation Committee, the time or times at which options and RSUs may be granted. Determination of the exercise price of options is governed by the 2007 Equity Compensation Plan and is based on the market price of our Common Shares, which is generally determined using the volume weighted average trading price for the five trading days immediately preceding the date of grant. Other than to ensure that the maximum number of options or RSUs is not exceeded, we do not consider the number or terms of outstanding options and RSUs in determining whether and how many options and RSUs will be granted.

Individual Performance Multiplier

Executive officers are rewarded for demonstrating exceptional efforts and abilities that suggest high future potential. Individuals who consistently exceed goals and job requirements and demonstrate key talents and superior performance surpassing expectations may be entitled to receive awards of RSUs and options that exceed their target, up to 1.5 times that target. Conversely, officers and employees exhibiting below standard performance may be ineligible for a payout of any of their target RSUs and options. Retention risk is also considered in awarding equity-based compensation.

The following guidelines have been developed to assist with awarding equity-based incentives to executives, as well as to our other officers and employees:

Performance Rating	Individual Performance Multiplier Range
High Potential — consistently exceeds goals and job requirements; demonstrates skills and strengths in applicable competencies; has the future capability to assume more senior roles; may be identified as a retention risk.	Up to 150% of target
Key Talent — consistently overachieves goals and job requirements, resulting in superior or excellent performance, which surpasses expectations; may be identified as a retention risk or who is deemed to be critical due to technical knowledge or specialized skill set.	Up to 150% of target
Valued Contributor (Met All/At Standard) — consistently meets goals and adequately demonstrates job skills and competencies.	75% to 100% of target
Valued Contributor (Progressing) — progressing towards requirements; goals are consistently met and/or job skills and competencies are being developed; demonstrates noted improvement and is progressing towards meeting job requirements.	Up to 60% of target
Below Standard — fails to meet goals and/or demonstrate competencies.	Ineligible

Options and RSUs Granted

The number of options and RSUs granted to each Named Executive Officer in 2008 for performance in 2007 is set out in the table below under the heading "Grants of Plan-Based Awards for the Last Year". In addition to options, the Chief Executive Officer also received 125,000 performance-based RSUs in May 2008. This additional grant of RSUs was designed to bring Mr. Wells' equity-based incentive compensation closer to the median mark of the comparator group of companies, both in terms of quantum and type. In accordance with the 2007 Equity Compensation Plan, the independent directors approved performance vesting criteria and conditions and a five-year performance period. The number of RSUs that will ultimately vest depends on our total shareholder return, as measured against the comparator group, as follows: (i) if performance is achieved at the median of the comparator group, one times the RSUs will vest; (ii) if performance is at or above the 75th percentile of the comparator group, two times the RSUs will vest; (iii) if performance is at the threshold level of the 37.5th percentile of the comparator group, 0.75 times the RSUs will vest; and (iv) if performance is below this threshold level, no RSUs will vest. The actual multiplier will be calculated by interpolating between the 37.5th, 50th and 75th percentile results, using a linear payout curve. One vested RSU entitles Mr. Wells to one Common Share. These performance-based RSUs are intended to align Mr. Wells equity-based compensation with our performance, and to align his interests with those of our shareholders, given that the basis of the performance criteria is total shareholder return.

Stock Ownership Guidelines for Chief Executive Officer

The Compensation Committee believes it is important that the Chief Executive Officer's interests are aligned with our interests and the interests of our shareholders, and promotes the ownership of shares by the Chief Executive Officer. As set out in our Corporate Governance Guidelines, the Chief Executive Officer is expected to hold securities of our Company having a market value at least equal to the Chief Executive Officer's then applicable base salary, such number of securities to be acquired not later than the third anniversary of his appointment, which, in the case of Mr. Wells, is May 1, 2011. Mr. Wells currently holds 75,000 Common Shares, 26,869 DSUs and 152,880 RSUs (143,171 of which are performance-based RSUs). As at April 21, 2009, such Common Shares, DSUs and RSUs were valued at $2,395,381 (based on the volume weighted average price of the Common Shares on the NYSE of $10.94 and, with respect to the performance-based RSUs, assuming the satisfaction of the applicable performance objectives at the threshold level and the vesting of 0.75 times the RSUs granted).

PERFORMANCE GRAPH

Our Common Shares have been listed and posted for trading under the symbol "BVF" on the TSX since March 29, 1994 and on the NYSE since December 12, 1996. The following chart compares the yearly percentage change in the cumulative total shareholder return on our Common Shares to the cumulative total shareholder return of the S&P 500 Index and the average total shareholder return of the comparator group, as identified above, in all cases for the period commencing on December 31, 2003 and ending on December 31, 2008 and for the stub period ended April 21, 2009.

Over the period from December 2003 to December 2008, we have made considerable progress in seeking to align our compensation programs for senior executives with total shareholder return. Specifically, beginning in 2007, we reorganized long-term incentive programs for all executives to reduce the sole reliance on stock options and introduce a performance-linked share unit program that directly aligns our executive compensation programs to total shareholder return relative to our peer group (see "Compensation Discussion and Analysis — Compensation Objectives — Link Executive Compensation to Overall Corporate Performance" above for further detail). In addition, in accordance with the Company's annual compensation review process in February 2009, it was determined that in light of the current economic slowdown, the 2009 salaries of the Chief Executive Officer and each of the Senior Vice Presidents (other than a slight adjustment in the case of the Chief Financial Officer) will be frozen at 2008 levels.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation of our Chief Executive Officer, Chief Financial Officer, former Chief Executive Officer, former Chief Financial Officer, former Interim Chief Financial Officer and our three other most highly compensated executive officers (collectively, the "Named Executive Officers") for the fiscal year ended December 31, 2008.

In light of the significant changes to the requirements, content and format for executive compensation disclosure made by the Canadian Securities Administrators, we have reported compensation in the Summary Compensation Table below for the 2008 fiscal year only, in accordance with these requirements.

Name and Position	Year	Salary ($)(1)	Share-Based Awards ($)(2)	Option-Based Awards ($)(3)	Non-Equity Incentive Plan Compensation — Annual ($)(4)	All Other Compensation ($)	Total Compensation ($)
William (Bill) Wells(5) Chief Executive Officer and President, BLS	2008	573,520 (6)	2,151,250 (7)	162,000	860,000 (8)	584,809 (9)	4,331,579

Margaret Mulligan(10) Senior Vice-President and Chief Financial Officer	2008	130,555 (11)	—	—	216,531	—	347,086

Gilbert Godin Executive Vice-President and Chief Operating Officer	2008	509,076 (12)	82,875	80,250	435,547	4,209 (13)	1,111,957

Gregory Gubitz Senior Vice-President, Corporate Development	2008	413,681 (14)	82,875	80,250	240,323	—	817,129

Wendy A. Kelley Senior Vice-President, General Counsel and Corporate Secretary	2008	413,681 (15)	82,875	80,250	294,941	11,817 (13)	883,564

Dr. Douglas J.P. Squires(16) Chief Executive Officer	2008	352,538 (17)	297,327 (18)	134,685	352,500 (19)	3,437,574 (20)	4,574,624

Kenneth G. Howling(21) Senior Vice-President and Chief Financial Officer	2008	415,049	82,875	80,250	—	898,104 (22)	1,476,278

Adrian de Saldanha(23) Interim Chief Financial Officer	2008	314,224 (24)	26,520	6,099	—	619,143 (25)	965,986
(1)
Salary amounts converted from U.S. dollars and paid in Canadian dollars were converted at the beginning of every quarter at a rate equal to the average exchange rate of the previous quarter. The historical exchange rates for 2008, US$ to C$, were as follows: 1st Quarter, US$1.00 = C$0.9818; 2nd Quarter, US$1.00 = C$1.0047; 3rd Quarter US$1.00 = C$1.0101; 4th Quarter US$1.00 = C$1.0411.

(2)
The amounts represent the grant date Black-Scholes value of RSUs granted to the Named Executive Officer in 2008.

(3)
The amounts represent the grant date Black-Scholes value of the options granted to the Named Executive Officer in 2008.

(4)
The Company provides no long-term non-equity incentive compensation.

(5)
Mr. Wells was appointed the Chief Executive Officer of Biovail and the President of BLS effective May 1, 2008. He is also a member of the Board of Directors. None of the compensation received by Mr. Wells after May 1, 2008 was related to his role as director.

(6)
Mr. Wells' annual base salary is $860,000. 70% of Mr. Wells' salary is paid by BLS and 30% by Biovail. The portion paid by Biovail is converted and paid in Canadian dollars in accordance with Note (1) above.

(7)
On May 1, 2008, Mr. Wells was granted 125,000 RSUs. The amount shown reflects the fair value of the RSUs, based on a Monte Carlo valuation, as at May 1, 2008, the date of grant. The RSUs granted to Mr. Wells are subject to specified performance objectives over the performance period ending on November 26, 2012, tied to Biovail's total shareholder return as compared to that of a specified comparator group. Depending on Biovail's performance, as compared to that of the comparator group, the number of RSUs that will vest at the end of the performance period may increase or decrease from the number originally granted, ranging from two times the number originally granted to zero. During the performance period, Mr. Wells will be allocated additional RSUs on the payment date of dividends on Biovail's Common Shares, the number of which will be determined by dividing (a) the total amount of dividends that would have been paid to Mr. Wells had the RSUs in his account on the relevant record date for dividends been Common Shares on such date by (b) the closing price of the Common Shares on the TSX, NYSE or other exchange where the majority of the trading volume and value of Common Shares occurs on the payment date of such dividends. As of December 31, 2008, Mr. Wells held 133,429 RSUs with an aggregate value on December 31, 2008 of $945,678, as based on the closing market price of the Common Shares on the NYSE on such date ($9.45) and assuming satisfaction of the performance objectives at the 37.5th percentile of the comparator group and the vesting of 75% of the RSUs granted.

(8)
Pursuant to Mr. Well's employment agreement, Mr. Wells received a guaranteed bonus of 100% of his base salary for 2008.

(9)
Mr. Wells received $19,500 for his attendance at meetings of the Board of Directors from January 1 2008 to May 1, 2008, $36,000 in respect of his service on the Independent Committee of the Board of Directors established in 2008, a one-time payment of $347,498 in connection with a payment due to his previous employer, a relocation payment of $100,000, a housing allowance of $58,750, the use of a corporate vehicle valued at $10,269, and Biovail's contribution to 401K (U.S.) of $12,792.

(10)
Mrs. Mulligan was appointed Senior Vice-President and Chief Financial Officer effective September 3, 2008.

(11)
Mrs. Mulligan's annual base salary is $410,000, converted and paid in Canadian dollars in accordance with Note (1) above.

(12)
As at January 1, 2008, Mr. Godin's annual salary was $447,200 and was subsequently increased to $500,000 effective February 28, 2008 in accordance with the Company's annual compensation review process. Due to Mr. Godin's pay cycle, there were 27 pay periods in 2008. Mr. Godin's salary includes $234,584 deferred in accordance with the Biovail Americas Corp. Executive Deferred Compensation Plan.

(13)
Represents Biovail's contribution to 401K (U.S.) or the Deferred Profit Sharing Plan (Canada).

(14)
As at January 1, 2008, Mr. Gubitz's annual salary was $400,000 and was subsequently increased to $416,000 effective February 28, 2008 in accordance with the Company's annual compensation review process. Mr. Gubitz's annual salary is converted and paid in Canadian dollars in accordance with Note (1) above.

(15)
As at January 1, 2008, Ms. Kelley's annual salary was $400,000 and was subsequently increased to $416,000 effective February 28, 2008 in accordance with the Company's annual compensation review process. Ms. Kelley's annual salary is converted and paid in Canadian dollars in accordance with Note (1) above.

(16)
Dr. Squires was our Chief Executive Officer until May 1, 2008 and is currently our Chairman of the Board of Directors. None of the compensation received by Dr. Squires prior to May 1, 2008 was related to his role as director. Dr. Squires and the Company entered into a separation agreement dated May 6, 2008 providing for severance payments consistent with the terms of his employment contract dated September 1, 2007, including (a) a lump sum payment of $2,869,622 representing 24 months of his base salary plus two times his target annual compensation for 2008 under the Short-Term Incentive Plan, minus applicable withholdings and deductions, (b) a lump sum payment of $352,500 representing a pro-rated portion of his 2008 target level of annual incentive compensation based on his employment in 2008, minus applicable withholdings and deductions, and (c) for two years or until Dr. Squires is eligible to receive benefits under the same type of plan from a new employer, monthly payments equal to the amount of the Consolidated Omnibus Reconciliation Act premium less the amount of the active employee contribution for such coverage based on his employment in 2008, minus withholdings and deductions.

(17)
Dr. Squires' salary includes $57,692 deferred in accordance with the Biovail Americas Corp. Executive Deferred Compensation Plan.

(18)
Dr. Squires received an annual grant of RSUs valued at $124,313, a grant of DSUs valued at $23,014 in respect of his duties as Chairman of the Board of Directors from May 1 through to the annual meeting of the Company and an annual grant of DSUs in respect of his duties as Chairman of the Board of Directors valued at $150,000.

(19)
Pursuant to Dr. Squires' separation agreement, Dr. Squires received a lump sum payment of $352,500 representing a pro-rated portion of his 2008 target level of annual incentive compensation based on his employment in 2008, minus applicable withholdings and deductions.

(20)
Dr. Squires received $23,014 in respect of his duties as Chairman of the Board of Directors from May 1 through to the annual meeting of the Company, $150,000 respect of his duties as Chairman of the Board of Directors for the remainder of 2008, $282,740 in respect of transition services provided in connection with the appointment of Mr. Wells as Chief Executive Officer, a severance payment of $2,869,622, a payment of $77,730 for outstanding accrued but unused vacation pay, a tax equalization payment of $20,668, and Biovail's contribution to 401K (U.S.) of $13,800.

(21)
As at January 1, 2008, Mr. Howling's annual salary was $400,000 and was subsequently increased to $412,000 effective February 28, 2008 in accordance with the Corporation's annual compensation review process. Mr. Howling was reassigned from the role of Senior Vice-President and Chief Financial Officer effective March 24, 2008 to a non-officer position with the Company. He left the Company effective December 31, 2008 and is no longer employed by the Company. Mr. Howling provides consulting services to the Company.

(22)
Pursuant to the terms of Mr. Howling's employment agreement, Mr. Howling will receive a severance payment of $889,850 and has received Biovail's contribution to the Deferred Profit Sharing Plan (Canada) of $8,254.

(23)
Mr. de Saldanha was appointed Interim Chief Financial Officer effective March 24, 2008. He held this position until September 2, 2008. Mr. de Saldanha left the Company effective December 31, 2008 and is no longer employed by the Company. Since leaving the Company, Mr. de Saldanha has provided consulting services to the Company.

(24)
As at January 1, 2008, Mr. de Saldanha's annual salary was C$233,376. Effective February 25, 2008, Mr. de Saldanha's annual salary was increased to C$242,711 in accordance with Corporation's annual compensation review process and subsequently increased to C$300,000 effective March 24, 2008. A temporary assignment allowance of C$52,764 was paid for the period Mr. de Saldanha served as Interim Chief Financial Officer. An average exchange rate for 2008 of C$1.00 = US$0.9381, was applied.

(25)
Pursuant to the terms of Mr. de Saldanha's employment agreement, Mr. de Saldanha received a severance payment of $599,290 and has received Biovail's match contribution to the Deferred Profit Sharing Plan (Canada) of $10,459 and a car allowance of $9,394.

INCENTIVE PLAN AWARDS

Outstanding Equity Incentive Awards at Fiscal Year End

The following table provides information on the current holdings of share-based and option-based awards by the Named Executive Officers as at December 31, 2008. Certain terms of our options, including vesting and expiry date, are subject to the provisions of the applicable option plan and the employment agreements of our Named Executive Officers. For additional information see the descriptions of equity incentive compensation in "Equity Compensation Plan Information — Option and RSU Plans" and "Termination and Change of Control Benefits" below.

	Option-Based Awards							Share-Based Awards
Name and Position	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Number of Securities Underlying Unexercised Options (#) Total	Option Exercise Price ($)		Option Expiry Date	Value of Unexercised In-the-Money Options ($)(9)	Number of Shares, Units or Other Rights That Have Not Vested (#)	Market or Payout Value of Shares, Units or Other Rights That Have Not Vested ($)
William (Bill) Wells(1) Chief Executive Officer and President, BLS	—	150,000	150,000		9.97	09/26/2013	0.00	133,429 (10) 26,869 (11)	945,678 (14) 253,912 (15)

Margaret Mulligan Senior Vice-President and Chief Financial Officer	—	—	—		—	—	—	—	—

Gilbert Godin Executive Vice-President and Chief Operating Officer	50,000 50,000 —	50,000 50,000 75,000	100,000 (5) 100,000 (6) 75,000 (7)		25.78 22.05 10.83	05/23/11 03/22/12 04/01/13	0.00 0.00 0.00	6,250 (16)	59,062 (17)

Gregory Gubitz Senior Vice-President, Corporate Development	50,000 41,666 —	50,000 41,667 75,000	100,000 (8) 83,333 (6) 75,000 (7)	C$	28.50 22.05 10.83	03/30/11 03/22/12 04/01/13	0.00 0.00 0.00	6,250 (16)	59,062 (17)

Wendy A. Kelley Senior Vice-President, General Counsel and Corporate Secretary	8,333 —	8,334 75,000	16,667 (6) 75,000 (7)		22.05 10.83	03/22/12 04/01/13	0.00 0.00	6,250 (16)	59,062 (17)

Dr. Douglas J.P. Squires(2) Chief Executive Officer	150,000 50,000 150,000 150,000 75,033	— — — — —	150,000 50,000 150,000 150,000 75,033		18.75 17.00 24.50 22.05 10.83	06/01/10 06/01/10 06/01/10 06/01/10 06/01/10	0.00 0.00 0.00 0.00 0.00	40,000 (12) 17,785 (13)	283,500 (14) 168,068 (15)

Kenneth G. Howling(3) Senior Vice-President and Chief Financial Officer	14,850 60,000 50,000 37,500 1,000 25,000	— — — — — —	14,850 60,000 50,000 37,500 1,000 25,000		18.75 17.00 24.50 22.05 14.84 10.83	06/11/09 12/31/09 12/31/09 12/31/09 12/31/09 12/31/09	0.00 0.00 0.00 0.00 0.00 0.00	6,250 (16)	59,062 (17)

Adrian de Saldanha(4) Interim Chief Financial Officer	2,100 1,000 4,000 9,750 500 5,000	— — — — — —	2,100 1,000 4,000 9,750 500 5,000	C$ C$ C$ C$ C$ C$	25.10 25.57 20.50 28.50 25.80 25.52	03/01/09 03/01/09 03/01/09 03/01/09 03/01/09 03/01/09	0.00 0.00 0.00 0.00 0.00 0.00	2,000 (16)	18,900 (17)
(1)
Mr. Wells was appointed the Chief Executive Officer of Biovail Corporation and the President of BLS effective May 1, 2008. He is also a member of the Board of Directors.

(2)
Dr. Squires was our Chief Executive Officer until May 1, 2008 and is currently our Chairman of the Board of Directors. Pursuant to the terms of the separation agreement and general release, all of Dr. Squires' outstanding options that would have vested between May 6, 2008 and June 1, 2010 became fully vested and exercisable as of May 6, 2008. Any options that were not vested as of May 6, 2008 in accordance with the foregoing were forfeited. Further, the post-termination exercise period under the outstanding options extend through June 1, 2010.

(3)
Mr. Howling was reassigned from the role of Senior Vice-President and Chief Financial Officer effective March 24, 2008 to a non-officer position with the Company. He left the Company effective December 31, 2008. Stock options that would have otherwise vested during the year following Mr. Howling's termination, immediately vested and became exerciseable. All other unvested stock options have been cancelled effective December 31, 2008. Mr. Howling has twelve months from the date of his departure to exercise any vested stock options.

(4)
Mr. de Saldanha was appointed Interim Chief Financial Officer effective March 24, 2008. He held this position until September 2, 2008. Mr. de Saldanha left the Company effective December 31, 2008 and is no longer employed by the Company. Any unvested stock options were cancelled effective December 31, 2008 and Mr. de Saldanha had 60 days from the date of his departure to exercise any vested stock options.

(5)
These options vest or have vested in increments as follows: 1/4 on May 23, 2007; 1/4 on May 22, 2008; 1/4 on May 22, 2009; and 1/4 on May 22, 2010.

(6)
These options vest or have vested in increments as follows: 1/4 immediately; 1/4 on March 1, 2008; 1/4 on March 1, 2009; and 1/4 on March 1, 2010.

(7)
These options vest or have vested in increments as follows: 1/3 on April 1, 2009; 1/3 on April 1, 2010; and 1/3 on April 1, 2011.

(8)
These options vest in increments as follows: 1/4 on March 30, 2007; 1/4 on March 29, 2008; 1/4 on March 29, 2009; and 1/4 on March 29, 2010.

(9)
This amount reflects the difference between the market value of the Common Shares underlying the options at the end of the year and the exercise price of the option.

(10)
On May 1, 2008, Mr. Wells was granted 125,000 performance-based RSUs. The RSUs granted to Mr. Wells are subject to the achievement of specified performance objectives over the performance period ending on November 26, 2012, tied to our total shareholder return as compared to that of a specified comparator group. During the performance period, Mr. Wells will be allocated additional RSUs on the payment date of dividends on Biovail's Common Shares. These dividend-based RSUs are not paid until the vesting of the RSUs, which vesting is dependent of the achievement of the performance criteria. Depending on our performance, as compared to that of the comparator group, the number of RSUs that will vest at the end of the performance period may increase or decrease from the number originally granted. If the performance objectives of these RSUs are achieved at the threshold level, being at the 37.5th percentile of the comparator group, the number of RSUs reportable would be 75% of the RSUs originally granted.

(11)
Prior to his appointment as the Chief Executive Officer, Mr. Wells was granted DSUs in respect of his duties as member of the Board.

(12)
Pursuant to the terms of the separation agreement and general release, 40,000 RSUs remain outstanding after Dr. Squires' termination and shall vest on November 26, 2012, as if he had remained employed by us through that date, subject to the attainment of applicable performance criteria. The remaining performance-based RSUs were cancelled and forfeited on the termination date.

(13)
Following May 1, 2008, Dr. Squires was granted DSUs in respect of his duties as Chairman of the Board.

(14)
The market value as of December 31, 2008 (based on a closing market price of the Common Shares on the NYSE of $9.45), shown above, assumes the satisfaction of the performance objectives at the threshold level, being at the 37.5th percentile of the comparator group and consequently vesting of 0.75 times the RSUs.

(15)
The value of the DSUs is based on the closing market price of $9.45 per Common Shares on the NYSE on December 31, 2008.

(16)
These RSUs vest on the third anniversary of the grant date.

(17)
The value of RSUs is based on the closing price of $9.45 per Common Share on the NYSE on December 31, 2008.

INCENTIVE PLAN AWARDS — VALUE VESTED OR EARNED DURING THE LAST FISCAL YEAR

The following table provides information on the value of incentive plan awards vested or earned by the Named Executive Officers during the fiscal year ended December 31, 2008.

Name and Position	Option-Based Awards — Value Vested During the Year ($)(1)	Share-Based Awards — Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation — Value Earned During the Year ($)
William (Bill) Wells Chief Executive Officer and President, BLS	0.00	0.00	860,000 (2)

Margaret Mulligan Senior Vice-President and Chief Financial Officer	0.00	0.00	216,531

Gilbert Godin Executive Vice-President and Chief Operating Officer	(593,500)	0.00	435,547

Gregory Gubitz Senior Vice-President, Corporate Development	(618,409)	0.00	240,323

Wendy A. Kelley Senior Vice-President, General Counsel and Corporate Secretary	(41,837)	0.00	294,941

Douglas J.P. Squires Chief Executive Officer	(2,289,711)	112,688	352,500

Kenneth G. Howling Senior Vice-President and Chief Financial Officer	(756,450)	0.00	0.00

Adrian de Saldanha Interim Chief Financial Officer	(95,045)	0.00	0.00
(1)
The amount reflects the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on each vesting date occurring in 2008 (i.e., the difference between the market price of the underlying Common Shares at exercise and the exercise price of the options under the option-based award on each vesting date).

(2)
For 2008, Mr. Wells received a guaranteed bonus of 100% of his base salary for 2008, $860,000.

(3)
Mr. Howling was reassigned from the role of Senior Vice-President and Chief Financial Officer effective March 24, 2008 to a non-officer position with the Company. He left the Company effective December 31, 2008 and is no longer employed by the Company. Mr. Howling provides consulting services to the Company. Mr. Howling was not entitled to a performance-based cash bonus.

(4)
Mr. de Saldanha was appointed Interim Chief Financial Officer effective March 24, 2008. He held this position until September 2, 2008. Mr. de Saldanha left the Company effective December 31, 2008 and is no longer employed by the Company. Since leaving the Company, Mr. de Saldanha has provided consulting services to the Company. Mr. de Saldanha was not entitled to a performance-based cash bonus.

GRANTS OF PLAN-BASED AWARDS FOR THE LAST YEAR

The following table provides information about plan-based equity and RSU awards granted to the Named Executive Officers in 2008.

						All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)		Grant Date Fair Value of Stock and Option(2) Awards ($)
								Exercise or Base Price of Option Awards ($)
			Estimated Future Payouts Under Equity Incentive Plan Awards
Name and Position	Grant Type	Grant Date	Threshold (#)	Target (#)	Maximum (#)
William (Bill) Wells	Options	09/26/08	—	—	—	—	150,000	9.97	162,000
Chief Executive Officer and President, BLS	RSUs(1)	05/01/08	93,750	125,000	250,000	—	—	—	2,151,250 (3)

Margaret Mulligan	Options	—	—	—	—	—	—	—	—
Senior Vice-President and Chief Financial Officer	RSUs	—	—	—	—	—	—	—	—

Gilbert Godin	Options	04/01/08	—	—	—	—	75,000	10.83	80,250
Executive Vice-President and Chief Operating Officer	RSUs	03/12/08	—	—	—	6,250		—	82,875

Gregory Gubitz	Options	01/01/08	—	—	—	—	75,000	10.83	80,250
Senior Vice-President, Corporate Development	RSUs	03/12/08	—	—	—	6,250		—	82,875

Wendy A. Kelley	Options	04/01/08	—	—	—	—	75,000	10.83	80,250
Senior Vice President, General Counsel and Corporate Secretary	RSUs	03/12/08	—	—	—	6,250		—	82,875

Dr. Douglas J.P. Squires	Options	04/01/08	—	—	—	—	112,550	10.83	120,429
Chief Executive Officer	RSUs	03/12/08	—	—	—	9,375		—	124,313
	DSUs					2,126			23,014
	DSUs					15,069			150,000

Kenneth G. Howling	Options	04/01/08	—	—	—	—	75,000	10.83	80,250
Senior Vice-President and Chief Financial Officer	RSUs	03/12/08	—	—	—	6,250		—	82,875

Adrian de Saldanha	Options	04/01/08	—	—	—	—	5,700	10.83	6,099
Interim Chief Financial Officer	RSUs	03/12/08	—	—	—	2,000		—	26,520
(1)
This row shows the threshold, target and maximum number of the performance-based RSUs granted in 2008 to Mr. Wells. On May 1, 2008, Mr. Wells was granted 125,000 performance-based RSUs. The RSUs granted to Mr. Wells are subject to specified performance objectives over the performance period, tied to our total shareholder return as compared to that of a specified comparator group. Depending on our performance, as compared to that of the comparator group, the number of RSUs that will vest at the end of the performance period may increase or decrease from the number originally granted, as follows: if performance is achieved at the median of the comparator group, the RSUs will vest at one times the RSUs granted (the "Target"); if performance is achieved at or above the 75th percentile of the comparator group, the RSUs will vest at two times the RSUs granted (the "Maximum"); if performance is achieved at the 37.5th percentile of the comparator group, the RSUs will vest at 0.75 times the RSUs granted (the "Threshold"); if performance is achieved below the 37.5th percentile of the comparator group, no RSUs will vest; and the actual multiplier will be calculated by interpolating between the 37.5th, 50th and 75th percentile results using a linear payout curve.

(2)
The amounts represent the aggregate Black-Scholes value of the options as at the date of grant. These options were granted under and are governed by our 2007 Equity Compensation Plan.

(3)
The amount shown reflects the fair value of the RSUs, based on a Monte Carlo valuation as at May 1, 2008, the date of grant. These RSUs were granted under our 2007 Equity Compensation Plan.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth the securities authorized for issuance under our equity compensation plans as at December 31, 2008.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Vesting of Restricted Share Units (Column (a))	Weighted Average Exercise Price of Outstanding Options (Column (b)) (US$)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (Column (c))
Equity Compensation Plans Approved by Security Holders(1)	4,725,655	$19.06	5,619,809(1)(2)
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	4,725,655	$19.06	5,619,809
(1)
Under the 2007 Equity Compensation Plan, the maximum number of Common Shares issuable upon the vesting of RSUs has been set at 25% of the Common Shares reserved for issuance under the 2007 Equity Compensation Plan.

(2)
Of this number, 2,282,366 Common Shares are reserved for issuance under our Employee Stock Purchase Plan (described below).

Option and RSU Plans

In 1993, we adopted our 1993 Stock Option Plan, as amended (the "1993 Option Plan"), which was subsequently approved by our shareholders on March 28, 1994. On June 25, 2004, our shareholders approved our 2004 Stock Option Plan (the "2004 Option Plan") and on June 27, 2006, our shareholders approved our 2006 Stock Option Plan (the "2006 Option Plan"). On May 16, 2007, our shareholders approved amendments to the 2006 Option Plan, which included, among other things, the ability to grant RSU awards and more detailed amendment provisions. The amended plan was renamed the "2007 Equity Compensation Plan". Outstanding options granted under the 2006 Option Plan prior to May 16, 2007 continue to be governed by the provisions of the 2007 Equity Compensation Plan as if such options had been granted under such plan.

As at April 20, 2009, there were 58,200 Common Shares (0.04% of the issued and outstanding Common Shares) issuable in respect of options granted and which remain outstanding under the 1993 Option Plan. We ceased granting options under the 1993 Option Plan following the adoption of the 2004 Option Plan in June 2004 and it is intended that this plan will cease to exist once all of the options granted under the plan have expired or have been exercised. As at April 20, 2009, 11,754,845 Common Shares (7.43% of the issued and outstanding Common Shares) had been issued upon the exercise of options granted under the 1993 Option Plan.

As at April 20, 2009, there were 1,583,845 Common Shares (1.00% of the issued and outstanding Common Shares) issuable in respect of options granted and which remain outstanding under the 2004 Option Plan. We ceased granting options under the 2004 Option Plan following the adoption of the 2006 Option Plan in June 2006 and it is intended that this plan will cease to exist once all of the options granted under the 2004 Option Plan have expired or have been exercised. As at April 20, 2009, 775,201 Common Shares (0.49% of the issued and outstanding Common Shares) had been issued upon the exercise of options granted under the 2004 Option Plan.

As at April 20, 2009, 42,783 Common Shares (0.03% of the issued and outstanding Common Shares) had been issued upon the exercise of options granted under the 2007 Equity Compensation Plan (including under the 2006 Option Plan) and 19,161 Common Shares (0.01% of the issued and outstanding Common Shares) had been issued in connection with the vesting of RSUs granted under the 2007 Equity Compensation Plan. As at April 20, 2009, a total of 5,938,056 Common Shares (3.75% of the issued and outstanding Common Shares) remained reserved for issuance under the 2007 Equity Compensation Plan, representing (a) 3,085,064 Common Shares (1.95% of the issued and outstanding Common Shares) issuable in respect of options and 783,158 Common Shares (0.49% of the issued and outstanding Common Shares) issuable in respect of RSUs granted and which remain outstanding under such plan (representing a total of 3,868,222 Common Shares or 2.44% of the issued and outstanding Common Shares) and (b) 2,069,834 Common Shares (1.31% of the issued and outstanding Common Shares) available for issuance in respect of any future option or RSU grants under such plan.

Summary of Equity Compensation Plans at April 20, 2009

	In Respect of RSUs		In Respect of Options only		Total
Number of Common Shares Reserved for Issuance (net of Common Shares granted)	783,158		4,727,109	(1)	5,510,267
Number of Common Shares Available for Future Issuances	697,681		1,372,153		2,069,834
Total	1,480,839	(2)	6,099,262	(3)	7,580,101
(1)
Weighted average exercise price at April 20, 2009 is $17.23 (C$20.97 based on a December 31, 2008 exchange rate of US$1 = C$1.2180) with a weighted average remaining term of 3.0 years.

(2)
Does not include 19,161 RSUs, which have vested and for which Common Shares have been issued.

(3)
Includes 3,085,064 Common Shares reserved for issuance upon the exercise of options outstanding under Biovail's 2007 Equity Compensation Plan, 1,583,845 Common Shares reserved for issuance upon the exercise of options outstanding under Biovail's 2004 Option Plan and 58,200 Common Shares reserved for issuance upon the exercise of options outstanding under Biovail's 1993 Option Plan. Does not include 42,783 Common Shares granted upon the exercise of options under Biovail's 2007 Equity Compensation Plan, 775,201 Common Shares granted upon the exercise of options under Biovail's 2004 Option Plan and 11,754,845 Common Shares granted upon the exercise of options under Biovail's 1993 Option Plan.

2007 Equity Compensation Plan

Under the 2007 Equity Compensation Plan, options or RSUs may be granted to such of our eligible employees, officers and consultants, and those of our subsidiaries and affiliates, as the Board of Directors may determine. Our directors are not eligible to receive options or RSUs under the 2007 Equity Compensation Plan; however, our officers who are also directors are entitled to receive options or RSUs in their capacity as our officers or those of our subsidiaries or affiliates. A maximum of 6,000,000 Common Shares (3.79% of the issued and outstanding Common Shares as at April 20, 2009) may be issued from treasury pursuant to the exercise of options or in connection with the vesting of RSUs under the terms of the 2007 Equity Compensation Plan. A sub-limit, restricting the Common Shares reserved for issuance from treasury upon the vesting of RSUs, has been set at 25% of the maximum number of Common Shares issuable under the 2007 Equity Compensation Plan (being a sub-limit of 1,500,000 Common Shares or 0.95% of the issued and outstanding Common Shares, based on a maximum of 6,000,000 Common Shares).

To the extent permitted by applicable law, the Board of Directors may, from time to time, delegate to a committee of the Board of Directors all or any of the powers conferred on the Board of Directors under the 2007 Equity Compensation Plan.

Under the terms of the 2007 Equity Compensation Plan:

  (a)
  the number of Common Shares reserved for insiders issuable from treasury, at any time, under the 2007 Equity Compensation Plan and under any other security-based compensation arrangements, will not exceed 10% of issued and outstanding Common Shares;

  (b)
  the number of Common Shares issued from treasury to insiders, within any one-year period, under the 2007 Equity Compensation Plan and under any other security-based compensation arrangements, will not exceed 10% of issued and outstanding Common Shares;

  (c)
  the number of options and RSUs in aggregate granted pursuant to the 2007 Equity Compensation Plan to any one participant during any calendar year must not exceed 20% of the total number of options and RSUs in aggregate granted pursuant to the 2007 Equity Compensation Plan during such calendar year;

  (d)
  the number of Common Shares to be issued under the 2007 Equity Compensation Plan to any one participant during each calendar year during the term of the 2007 Equity Compensation Plan shall not exceed the lesser of (i) 5% of the issued and outstanding Common Shares and (ii) 7,987,450 Common Shares; and

  (e)
  the number of Common Shares reserved for issuance and issued from treasury pursuant to the 2007 Equity Compensation Plan to any one participant at any time must not exceed 25% of the total number of Common Shares that may be issued from treasury under the 2007 Equity Compensation Plan.

In addition, the maximum number of Common Shares issuable from treasury in respect of RSUs that are subject to performance goals (as described further below), during any calendar year, to any one participant is 90,000 Common Shares; provided, however, that if the performance period is less than three consecutive fiscal years, such maximum number will be determined by multiplying 90,000 by a fraction, the numerator of which is the number of days in the performance period and the denominator of which is 1095.

Options and RSUs granted under the 2007 Equity Compensation Plan cannot be assigned or transferred, except in the case of death or, in the case of options, as may be permitted by the rules and policies of an applicable stock exchange or applicable law; however, assignment or transfer of options may be permitted by the Board of Directors, where the Board of Directors or a committee thereof has considered in good faith and consented to any request by an option holder for consent to assign or transfer any option, provided such assignment or transfer is consistent with the purposes of the 2007 Equity Compensation Plan. However, no assignment or transfer of options may occur where such assignment or transfer is to be made for consideration.

Holders of RSUs will not have any voting rights with respect to Common Shares underlying the RSUs until such Common Shares are issued to the holder following vesting.

The 2007 Equity Compensation Plan provides that the Board of Directors will designate those persons to whom options or RSUs will be granted. In the case of options, the Board of Directors will consider the participant's achievement of performance objectives under our equity-based incentive program, our achievement of our strategic goals and objectives as a company and the contribution that participant has made, or in the case of a new participant, the contribution that participant is expected to make in furtherance of our overall goals. In the case of RSUs, the Board of Directors may condition the granting or vesting of RSUs upon the attainment of specified performance goals which may be based on one or more of a number of specified criteria as set out in the plan.

Options granted under the 2007 Equity Compensation Plan expire on the fifth anniversary of the date of grant. However, if the option expires during a blackout period (a period when the option holder is prohibited from trading pursuant to securities regulatory requirements or our written policies), then the term will be extended and shall expire on the tenth business day following the end of the blackout period. Options will vest and be exercisable in the manner determined by the Board of Directors and specified in the applicable option agreement.

In March 2007, the Board adopted a policy whereby options will vest in equal proportions on the first, second and third anniversaries of the option grant. Prior to this, options vested as to 25% on the first, second, third and fourth anniversaries of the option grant or as to 25% on the date of grant and the first, second and third anniversaries of the option grant. The new policy applied to options granted to executives and employees in connection with their performance in 2007. In addition, under a Biovail program designed to reward employees for long-standing service, options granted to employees vest immediately upon grant. This program has been discontinued.

Unless provided otherwise in the applicable unit agreement, RSUs will vest on the third anniversary date from the date of grant, subject to the attainment of any applicable performance goals specified by the Board of Directors. Any RSUs that do not vest as a result of a determination that a holder of RSUs has failed to attain the prescribed performance goals will be forfeited immediately upon such determination. If an RSU vests during a blackout period (as described above), then the vesting date of such RSU will be extended to the first business day following the end of the blackout period.

The exercise price of each option, which may be denominated in Canadian or U.S. dollars, will be determined by the Board of Directors, but in any event will be no less than the volume weighted average trading price of the Common Shares on the TSX or NYSE or other stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the date of grant (or, for participants subject to U.S. taxation, on the single trading day immediately preceding the date of grant, whichever is greater).

Except for adjustments made pursuant to the anti-dilution provisions, no option may be repriced to reduce the exercise price of such option below the exercise price as of the date of grant, nor will any options be cancelled and replaced with new options with a lower exercise price, without shareholder approval.

Each vested RSU represents the right of a holder to receive one Common Share, to be issued either from treasury or provided by us through market purchases. Unless provided otherwise in the applicable unit agreement, we may, in lieu of all or a portion of the Common Shares which would otherwise be provided to a holder, elect to pay a cash amount equivalent to the market price of a Common Share on the vesting date for each vested RSU. The amount of cash payment will be determined based on the average market price of the Common Shares on the vesting date on the TSX, the NYSE or other stock exchange where the majority of the trading volume and value of the Common Shares occurs.

Except as otherwise determined by the Board of Directors on the date of grant, additional RSUs will be allocated to holders on the payment date of the dividends on the Common Shares, the number of which shall be the quotient determined by dividing: (a) the total amount of dividends declared and that would have been paid to the holder if the RSUs held on the record date had been Common Shares, by (b) the closing price of the Common Shares on the TSX, NYSE or other exchange where the majority of the trading volume and value of the Common Shares occurs on the payment date of such dividends. Fractional RSUs shall not be granted and any such additional RSUs will have the same vesting dates and will vest in accordance with the same terms as the RSUs in respect of which such additional RSUs are credited.

Options granted under the 2007 Equity Compensation Plan to an employee or officer option holder can only be exercised during an option holder's continued employment or term of office with our Company, subject to the following conditions:

  (a)
  Disability.    If an option holder becomes disabled, all options that have vested may continue to be exercised by the option holder until the earlier of 180 days from the date of disability and the date on which the exercise period of the particular option expires;

  (b)
  Death.    If an option holder dies while employed by our Company, all options that have vested may continue to be exercised by legal representatives of the option holder until the earlier of 180 days following the date of death and the date on which the exercise period of the particular option expires;

  (c)
  Retirement.    If an option holder retires, all options that have vested may continue to be exercised by the option holder until the earlier of 180 days from the date of retirement and the date the exercise period of the particular option expires; and

  (d)
  Termination Without Cause or Resignation.    If an option holder is terminated without cause or voluntarily resigns, all options that have vested may continue to be exercised by the option holder until the earlier of 60 days after the date of termination and the date the exercise period of the particular option expires.

In each of the circumstances described in the foregoing paragraphs (a) through (d), any options held by the option holder that are not exercisable at the date of death, disability, retirement or termination immediately expire and are cancelled on such date. Where an employee or officer option holder's employment or term of office is terminated for cause, any options held by the option holder, whether or not exercisable at the termination date, immediately expire and are cancelled on such date. Notwithstanding the foregoing provisions, the Board of Directors may permit the exercise of any options held in the manner and on the terms as authorized by the Board of Directors, provided that the Board of Directors may not authorize the exercise of an option beyond the expiration of the applicable exercise period.

In the case of a consultant option holder, where such consultant option holder's consulting agreement or arrangement terminates for any reason other than breach of the consulting agreement or arrangement, as a result of a voluntary termination by such option holder or as a result of the death or disability of such option holder, all vested options may continue to be exercised by such option holder until the earlier of 60 days from the date of termination, death or disability and the date on which the exercise period of the particular option expires. In the event that the consultant option holder's consulting agreement or arrangement is terminated by us or one of our related entities for breach of the consulting agreement or arrangement, then any options held by such consultant option holder immediately expire and are cancelled on the date of termination of such consulting agreement or arrangement.

Any options held by a consultant option holder that are not exercisable at the date of termination, death or disability immediately expire and are cancelled on such date. Notwithstanding the foregoing provisions, the Board of Directors may permit the exercise of any options held in the manner and on the terms as authorized by the Board of Directors, provided that the Board of Directors may not authorize the exercise of an option beyond the expiration of the applicable exercise period.

In the event of an RSU holder's retirement, death, disability or suspension of employment or term of office due to a leave of absence, any unvested RSUs will vest as follows:

  (a)
  Retirement.    Provided that an RSU holder has been continuously employed by our Company or one of our affiliates for a 12-month period following the date of grant of RSUs, if the holder retires prior to the vesting of

  RSUs, then such RSUs will vest on the vesting date (subject to the attainment of performance goals and other factors, if any), provided that the number of RSUs that will vest on the vesting date will be pro-rated based on the number of days that the holder provided active service to our Company or one of our affiliates following the date of grant. If the RSU holder has not been continuously employed by our Company or one of our affiliates for a 12-month period, then all unvested RSUs will be cancelled on the date of retirement;

  (b)
  Death.    If an RSU holder dies while an employee or officer of, or while a consultant to, our Company or one of our affiliates and prior to the vesting of RSUs, then such RSUs will vest on the date of death (subject to the attainment of performance goals and other factors, if any), provided that the number of RSUs that will vest on the date of death will be pro-rated based on the number of days that the holder provided active service to our Company or one of our affiliates following the date of grant;

  (c)
  Disability.    If an RSU holder becomes disabled while an employee or officer of, or while a consultant to, our Company or one of our affiliates and prior to the vesting of RSUs, then such RSUs will vest on the date of disability (subject to the attainment of performance goals and other factors, if any), provided that the number of RSUs which will vest on the date of disability will be pro-rated based on the number of days that the RSU holder has provided active service to our Company or one of our affiliates following the date of grant;

  (d)
  Legal Leave of Absence.    If an RSU holder's employment or term of office is suspended by reason of a leave of absence required under applicable law (including employment law), any unvested RSUs on the date of such suspension will vest on the vesting date (subject to the attainment of performance goals and other factors, if any) as if such leave of absence had not occurred; and

  (e)
  Personal Leave of Absence.    Provided that an RSU holder has been continuously employed by our Company or one of our affiliates for a 12-month period following the date of grant of an RSU, where the holder's employment or term of office is suspended by reason of a personal leave of absence approved by us or our affiliate (as the case may be), any unvested RSUs on the date of such suspension will vest on the vesting date (subject to the attainment of performance goals and other factors, if any) as if such leave of absence had not occurred. If the RSU holder has not been continuously employed by our Company or one of our affiliates for such 12-month period, then all unvested RSUs will be cancelled immediately prior to commencement of the leave of absence.

In each of the circumstances described in the foregoing paragraphs (other than (d)), any remaining unvested RSUs will be cancelled on the date of retirement, death or disability, or the commencement of the personal leave of absence, as the case may be. Notwithstanding the foregoing provisions, the Board of Directors may permit the vesting of any RSUs held in the manner and on the terms authorized by the Board of Directors.

Where an RSU holder's employment, term of office or consulting agreement or arrangement terminates by reason of:

  (a)
  in the case of an employee or officer RSU holder, termination by our Company or one of our affiliates without cause; or

  (b)
  in the case of a consultant RSU holder, any reason whatsoever other than for breach of the consulting agreement or arrangement,

then any RSUs that are unvested on the date of such termination will vest on the termination date (subject to the attainment of performance goals and other factors, if any), provided that the number of RSUs that will vest on such date will be pro-rated based on the number of days that the RSU holder provided active service to us or our affiliate following the date of grant.

Where an RSU holder's employment, term of office or consulting agreement or arrangement terminates by reason of:

  (a)
  in the case of an employee or officer RSU holder,

  (i)
  voluntary resignation, or

  (ii)
  termination by our Company or one of our affiliates for cause, or

  (b)
  in the case of a consultant RSU holder,

  (i)
  voluntary termination, or

  (ii)
  termination by our Company or one of our affiliates for breach of the consulting agreement or arrangement,

then any RSUs that are unvested on the date of such termination or resignation will be forfeited and cancelled on the termination date.

Options and RSUs are not affected by a change of employment or consulting arrangement within or among our Company or one of our affiliated entities for so long as the individual continues to be an eligible participant under the plan.

An option holder or RSU holder whose employment, term of office or consulting agreement or arrangement is terminated, or who has retired, died or is disabled, shall no longer be eligible to receive further grants of options under the 2007 Equity Compensation Plan.

In addition to the foregoing, the 2007 Equity Compensation Plan provides that:

  (a)
  if an option holder or RSU holder engages in a business that competes with that of our Company, or any activity that would be considered detrimental to our Company: (i) prior to any exercise of an option, all options held by the option holder will terminate and expire; (ii) during the one-year period following the date an option is exercised or becomes vested, the option holder will be required to pay to us an amount equal to any gain realized as a result of the exercise of the option; (iii) prior to any vesting of RSUs, all RSUs held by the RSU holder will terminate and be cancelled; or (iv) during the one-year period commencing on the date one or more RSUs vest, the RSU holder will be required to pay to us an amount equal to the market price of the Common Shares and/or the cash amount received by the RSU holder, plus any other gain realized as a result of the vesting of the RSUs, issuance of the Common Shares and/or payment of the cash amount; and

  (b)
  if an option holder or RSU holder has been employed by our Company or one of our affiliates for at least 10 consecutive years, the 2007 Equity Compensation Plan provides that, provided that the sum of the holder's age and the years of service with us, or our affiliate, equals "70", upon the retirement, death, disability or termination (other than in the case of a termination for cause) (i) all of the unvested options held by such holder will immediately vest and become exercisable, (ii) all such vested options shall expire on the earlier of (A) the expiration of the term of such options, and (B) one year following the retirement, death, disability or termination with us, and (iii) all unvested RSUs held by such holder will immediately vest.

The 2007 Equity Compensation Plan includes customary anti-dilution provisions for the benefit of holders of options or RSUs. In addition, if there is a change in control of our Company, the 2007 Equity Compensation Plan provides that the Board of Directors may, without the consent of the option holder or RSU holder, take steps to cause the conversion or exchange of any outstanding options or RSUs into or for cash or securities of substantially equivalent (or greater) value, as determined by the Board of Directors in its discretion, in any entity participating in or resulting from the change in control. In addition, the Board of Directors may elect to accelerate the vesting of any or all outstanding options or RSUs (in which case the Board of Directors may also determine that the outstanding options or RSUs will be purchased by us at a prescribed change in control price) or shall otherwise take reasonable steps to ensure that, upon completion of the proposed transaction resulting in a change in control, the number and kind of shares subject to outstanding options or RSUs and/or the exercise price of options shall be appropriately adjusted to prevent substantial dilution or enlargement of the rights granted to option holders or RSU holders. If an acquiror makes an offer to purchase all of the Common Shares which is accepted by all holders of Common Shares (or by a sufficient number of holders of Common Shares to permit the balance of the outstanding Common Shares to be statutorily acquired), each option holder shall be required to either exercise all vested options and sell the Common Shares to the acquiror on the same terms and conditions as the offer or have such vested options cancelled. In such a case, in the event that the Board of Directors does not elect to accelerate the vesting of options or RSUs, any unvested options or RSUs then held by option holders or RSU holders shall terminate on the date that the acquiring party completes its acquisition of Common Shares. Such change in control provisions are subject to the terms of any employment or consulting agreement with a participant.

For purposes of the 2007 Equity Compensation Plan, a "change in control" means: (a) the completion of a transaction pursuant to which (i) our Company goes out of existence or (ii) any person, or any associate or related entity of such person (other than our Company, any trustee or other fiduciary holding securities under any of our employee benefit plans or that of any of our related entities, or any company owned, directly or indirectly, by our shareholders in substantially the same proportions as their ownership of Common Shares) hereafter acquires the direct or indirect "beneficial ownership" (as defined by the Canada Business Corporations Act) of our securities representing 50% or more of the aggregate voting power of all of our then issued and outstanding securities following which the Chairman of the Board of Directors prior to the transaction taking place is not the Chairman of the board of directors of the resulting company; (b) the lease, exchange, license, sale or other similar disposition of all or substantially all of our assets in one transaction or a series of related transactions to an entity following which the Chairman of the Board of Directors prior to the transaction taking place is not the Chairman of the board of directors of such entity, or if such entity is not a corporation, the Chairman of the Board of Directors prior to the transaction taking place does not hold a position with such entity entitling him to perform functions similar to those performed by the chairman of a board of directors of a corporation; (c) our dissolution or liquidation except in connection with the distribution of our assets to one or more persons which were related entities prior to such event; (d) during any period of 30 consecutive months beginning on or after the date of the 2007 Equity Compensation Plan, the incumbent directors cease (for any reason other than death) to constitute at least a majority of the Board of Directors or the board of directors of any of our successors, provided that any director who was not a director as of the date of the 2007 Equity Compensation Plan shall be deemed to be an incumbent director if such director is elected to the Board of Directors by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as incumbent directors either actually or by prior operation of the foregoing unless such election, recommendation or approval occurs as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies or contests by or on behalf of a person other than a member of the Board of Directors; or (e) a merger, amalgamation, arrangement or consolidation of our Company with any other corporation following which the Chairman of the Board of Directors prior to the transaction taking place is no longer Chairman of the Board of Directors, other than a merger, amalgamation, arrangement or consolidation that would result in our voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of our voting securities or such surviving entity outstanding immediately after such merger, amalgamation, arrangement or consolidation; provided, however, that a merger, amalgamation, arrangement or consolidation effected to implement a recapitalization of our Company (or similar transaction) in which no person (other than those covered by the exceptions in (a) above) acquires more than 50% of the combined voting power of our outstanding securities shall not constitute a change in control.

Although it is intended that RSUs granted will comply with the performance-based exception under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), RSUs may be granted that do not comply with such exception.

The Board of Directors may amend, suspend, discontinue or terminate the plan or amend an option or RSU in such respects as it, in its sole discretion, determines appropriate. However, no such action may, without the consent of an option holder or RSU holder, alter or impair any rights or obligations arising from any option or RSU previously granted to an option holder or RSU holder unless the Board of Directors determines that the action would not materially and adversely affect the rights of the holder. In addition, no such action will be undertaken that would cause a previously granted option or RSU intended to qualify for favourable treatment under Section 162(m) of the Code to cease to so qualify. Notwithstanding the foregoing, no such action is effective until shareholder approval is obtained where such shareholder approval is required under Section 162(m) of the Code or the rules of any stock exchange on which Biovail's securities are listed or traded. In addition, shareholder approval is required for:

  (a)
  any amendment to increase the number of Common Shares reserved for issuance from treasury under the plan;

  (b)
  any amendment that would reduce the exercise price of an outstanding option (including a cancellation and reissue of an option constituting a reduction of the exercise price);

  (c)
  any amendment to extend the term of an outstanding option beyond the originally scheduled expiry date for that option;

  (d)
  any amendment to the eligible participants under the plan that would permit the introduction or reintroduction of non-employee directors to participate under the plan on a discretionary basis;

  (e)
  any amendment that would alter the transferability or assignability of options or RSUs under the plan; and

  (f)
  any amendment to the plan to provide for other types of compensation through equity issuances,

unless the change results from the application of the anti-dilution provisions of the plan.

Any approval from our shareholders required above under any of our plans will be given by approval of the holders of a majority of the Common Shares voting in respect of the resolution at a duly called meeting of our shareholders. If required by the rules of any stock exchange on which our securities are listed, the votes of Common Shares held directly or indirectly by insiders benefiting from the action will be excluded.

Examples of the types of amendments that the Board of Directors may make without seeking shareholder approval include, without limitation:

  (a)
  amendments to ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange;

  (b)
  amendments of a "housekeeping" nature, which include amendments to eliminate any ambiguity or correct or supplement any provision of the plan which may be incorrect or incompatible with any other provision of the plan;

  (c)
  changes to the vesting provisions of the plan or any option or RSU; or

  (d)
  changes to the termination provisions of the plan or any option or RSU which, in the case of an option, does not entail an extension beyond the originally scheduled expiry date for that option.

Historical Plans — 2004 Option Plan and 1993 Option Plan

As discussed above, we ceased granting options under the 2004 Option Plan and the 1993 Option Plan and we intend that these plans will cease to exist once all of the options granted under such plans have expired or have been exercised. As approved by shareholders at the 2007 annual meeting, effective May 16, 2007, we amended the amendment provisions contained in each of the 2004 Option Plan and 1993 Option Plan and replaced them with more detailed amendment procedures which are substantially similar to the amendment procedures now contained in the 2007 Equity Compensation Plan (see "— 2007 Equity Compensation Plan"). In addition, in order to add clarity to the transferability provisions and in furtherance of best practices as well as the recommendations of stakeholders, in 2007, the Board of Directors approved amendments to the transferability provisions of the 2006 Option Plan (now the 2007 Equity Compensation Plan), the 2004 Option Plan and the 1993 Option Plan, which confirmed that no assignment or transfer of options may occur where such assignment or transfer is to be made for consideration. Shareholder approval was not sought in connection with these changes as the amendments were viewed as being "housekeeping" in nature.

As approved by shareholders at the 2006 annual meeting, effective June 27, 2006, we amended the terms of the outstanding options granted under the 2004 Option Plan and the 1993 Option Plan, in order that the terms be consistent with the 2006 Option Plan (now the 2007 Equity Compensation Plan). The following is a summary of the amendments to such options:

  (a)
  notwithstanding any applicable limitations on assignability or transferability, the Board of Directors or the committee will be obligated to consider in good faith any request by an option holder for consent to assign or transfer any outstanding options, provided that the Board of Directors or committee, in determining whether to consent, will consider whether such assignment or transfer is consistent with the purposes of the applicable plan. As discussed above, the Board of Directors subsequently approved amendments to the transferability provisions which confirm that no assignment or transfer of options may occur where such assignment or transfer is to be made for consideration;

  (b)
  notwithstanding any applicable expiration provisions, if an option expires during a blackout period, then the term of the option will be automatically extended and expires on the tenth business day following the end of the blackout period;

  (c)
  where the maximum period for exercise of vested options following termination of an option holder is 30 days, that such period will be extended to 60 days; and

  (d)
  in the case of options granted under the 1993 Option Plan, unless the Board of Directors otherwise determines, such options will not be affected by a change of employment or consulting arrangement within or among our Company or one or more of our related entities for so long as the option holder continues to be an eligible participant under such plan.

In addition, the Board of Directors will consider, in good faith, any request by an option holder under the 1993 Option Plan or the 2004 Option Plan to amend the terms of any outstanding options which would provide such option holder with the benefit of any provisions of the 2006 Option Plan (now the 2007 Equity Compensation Plan) which would not otherwise be available to such option holder.

The paragraphs below summarize the remaining provisions governing the outstanding options under the 2004 Option Plan and the 1993 Option Plan.

2004 Option Plan

Under the 2004 Option Plan, options could have been granted to such eligible employees, officers, directors and consultants as the Board of Directors may determine. The terms of the 2004 Option Plan provide that the Board of Directors may in its discretion vary the manner and terms pursuant to which options granted under the plan are exercised. The Compensation Committee recommended to the Board of Directors that options granted under the 2004 Option Plan not vest immediately but vest in equal proportions on the first, second and third anniversaries of the option grant. Options granted under the 2004 Option Plan expire on the fifth anniversary of the date of grant, unless another date was specified by the Board of Directors or a committee, provided that such date did not extend beyond the tenth anniversary of the date of grant.

The exercise price of each option, which could be denominated in Canadian or U.S. dollars, was determined by the Board of Directors and was not less than the weighted average trading price of the Common Shares on the TSX or the NYSE, if the trading volume of Common Shares on that day was greater on the NYSE, on the trading day prior to the date of grant. If the Common Shares were not traded on that day, the weighted average trading price on the preceding day on which there was trading was used for this purpose. However, effective January 1, 2005 under the requirements of the TSX, generally the exercise price of an option could not be less than the volume weighted average trading price on the TSX or the stock exchange on which the majority of the trading volume and value of the listed securities occurs, for the five trading days immediately preceding the date of grant. Accordingly, options granted under the 2004 Option Plan since that time were granted at exercise prices calculated under such TSX requirements.

Under the terms of the 2004 Option Plan:

  (a)
  the maximum number of Common Shares that could have been reserved for issuance under options to any one participant could not exceed 5% of the issued and outstanding Common Shares;

  (b)
  the maximum number of Common Shares that could have been reserved for issuance pursuant to options granted to insiders under the plan, together with Common Shares issuable to insiders under our other share compensation arrangements, at any time could not exceed 10% of the issued and outstanding Common Shares;

  (c)
  the maximum number of Common Shares that could have been issued to an insider within any one-year period, together with Common Shares issuable to insiders during that one-year period under our other share compensation arrangements, could not exceed 10% of the Common Shares that were issued and outstanding immediately prior to the share issuance in question, excluding Common Shares issued pursuant to share compensation arrangements over the preceding one-year period;

  (d)
  the maximum number of Common Shares that could have been issued to any one insider (and the insider's associates) within a one-year period, together with Common Shares issuable to such persons within that one-year period under our other share compensation arrangements, could not exceed 5% of the Common Shares that were issued and outstanding immediately prior to the share issuance in question, excluding Common Shares issued pursuant to share compensation arrangements over the preceding one-year period;

  (e)
  the maximum number of Common Shares that could have been issued to any one participant during each calendar year could not exceed 5% of the Common Shares that were issued and outstanding; and

  (f)
  the aggregate number of Common Shares that could have been issued to non-employee directors as a group, under the plan, together with any Common Shares that could have been issued to non-employee directors, as a group, under any of our predecessor stock option plans could not exceed 350,000.

Options granted under the 2004 Option Plan cannot be assigned or transferred, except in the case of death or as may be permitted by the rules and policies of any applicable stock exchange or applicable law. The transferability provisions were amended as approved by shareholders at the 2006 annual meeting and by the Board of Directors in 2007, as described above.

Options granted under the 2004 Option Plan to an employee, director or officer option holder can only be exercised during an option holder's continued employment or term of office with our Company, subject to the following conditions:

  (a)
  if an option holder becomes entitled to the payment of disability benefits, all options that have vested may continue to be exercised by the option holder up to a maximum of 180 days from the date of disability;

  (b)
  if an option holder dies while employed by our Company, all options that have vested may continue to be exercised by legal representatives of the option holder up to a maximum of 180 days following the date of death;

  (c)
  if an option holder retires, all options that have vested may continue to be exercised by the option holder up to a maximum of 180 days from the date of retirement; and

  (d)
  if an option holder is terminated without cause or voluntarily resigns, all options that have vested may continue to be exercised by the option holder up to a maximum period of 60 days after the date of termination (as amended as described above).

In each of the circumstances described in the foregoing paragraphs (a) to (d), any options held by the option holder that are not exercisable at the date of death, disability, retirement or termination immediately expire and are cancelled on such date. Where an employee, director or officer option holder's employment or term of office is terminated for cause, any options held by the option holder, whether or not exercisable at the termination date, immediately expire and are cancelled on such date. Notwithstanding the foregoing provisions, the Board of Directors may permit the exercise of any options held in the manner and on the terms as authorized by the Board of Directors, provided that the Board of Directors will not authorize the exercise of an option beyond the expiration of the applicable exercise period.

In the case of a consultant option holder, where such option holder's consulting agreement or arrangement terminates for any reason other than breach of the consulting agreement or arrangement, as a result of a voluntary termination by such option holder or as a result of the death or disability of such option holder, all vested options may continue to be exercised by such option holder for a maximum period of 60 days from the date of termination, death or disability (as amended as described above). Any options held by the option holder that are not exercisable at the date of termination, death or disability immediately expire and are cancelled on such date. Where a consulting agreement or arrangement is terminated for breach of the consulting agreement or arrangement, any options held by the option holder, whether or not exercisable at the termination date, immediately expire and are cancelled on such date. Notwithstanding the foregoing provisions, the Board of Directors may permit the exercise of any options held in the manner and on the terms as authorized by the Board of Directors, provided that the Board of Directors will not authorize the exercise of an option beyond the expiration of the applicable exercise period.

Options are not affected by a change of employment or a consulting arrangement within or among our Company or any of our affiliated entities for so long as the individual continues to be an eligible participant under the 2004 Option Plan.

An option holder whose employment, term of office or consulting agreement or arrangement was terminated, or who has retired, died or is disabled, was no longer eligible to receive further grants of options under the plan.

In addition to the foregoing, the 2004 Option Plan provides that:

  (a)
  if an option holder engages in a business that competes with that of our Company, or any activity that would be considered detrimental to us: (i) prior to any exercise of an option, all options held by the option holder will terminate and expire; or (ii) during the one-year period following the date an option is exercised or becomes vested, the option holder will be required to pay to us an amount equal to any gain realized as a result of the exercise of the option; and

  (b)
  if an option holder has been employed by our Company or one of our affiliates for at least 10 consecutive years, the 2004 Option Plan provides that on the date that the sum of the option holder's age and the years of service with us, or our affiliate, equals "70", (i) all of the unvested options held by such option holder will immediately vest and become exercisable and (ii) all such vested options shall expire on the earlier of (A) the expiration of the term of such options, and (B) one year following the termination of employment or term of office with us.

The 2004 Option Plan includes customary anti-dilution provisions for the benefit of holders of options. As well, the 2004 Option Plan includes change in control provisions which are substantially similar to the change in control provisions contained in the 2007 Equity Compensation Plan. See "— 2007 Equity Compensation Plan".

As described above, the amendment procedures under the 2004 Option Plan were amended as approved by shareholders at the 2007 annual meeting and were replaced with more detailed amendment procedures which are substantially similar to the amendment procedures contained in the 2007 Equity Compensation Plan. See "— 2007 Equity Compensation Plan".

1993 Option Plan

Under the 1993 Option Plan, options could have been granted to such eligible directors, senior officers, officers, employees, consultants and field personnel as the Board of Directors may have determined. The 1993 Option Plan provides that the exercise price per Common Share of an option could not be less than the fair market value of the Common Shares at the time the option is granted, less an amount up to the maximum discount allowed by regulatory authorities or stock exchanges. The fair market value was the closing market price at which the Common Shares are traded on the TSX on the day prior to the date the option was granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day. Options granted under the 1993 Option Plan have a term of up to 10 years.

Options granted under the 1993 Option Plan are non-transferable, except to a personal holding corporation of the option holder or by will or the laws of descent and distribution. The transferability provisions were amended as approved by shareholders at the 2006 annual meeting and by the Board of Directors in 2007, as described above.

Under the 1993 Option Plan, the Board of Directors may determine the periods of time during which an option holder may exercise an option following termination of employment or other relationship with our Company or the death or permanent and total disability of the option holder. The applicable provisions concerning expiration and vesting of outstanding options on termination without cause or voluntary resignation in certain circumstances were amended as approved by shareholders at the 2006 annual meeting as described above.

If an option holder has been employed by our Company or one of our subsidiaries for at least 10 consecutive years, the 1993 Option Plan provides that on the date that the sum of the option holder's age and the years of service with us or our subsidiary equals "70", (a) all of the unvested options held by such option holder will immediately vest and become exercisable and (b) all such vested options shall expire on the earlier of (A) the expiration of the term of such options, and (B) one year following the cessation of the option holder's employment with us or our subsidiary.

The 1993 Option Plan includes customary anti-dilution provisions for the benefit of holders of options. In addition, if there is a change in control or dissolution or liquidation of our Company, the Board of Directors may accelerate the vesting of any or all outstanding options (and in such case, may terminate all such options prior to consummation of the transaction unless exercised within a prescribed period), provide for payment of an amount equal to the excess of the fair market value over the option price in exchange for the surrender of such options or provide for the assumption or substitution of such options.

As described above, the amendment procedures under the 1993 Option Plan were amended as approved by shareholders at the 2007 annual meeting and were replaced with more detailed amendment procedures which are substantially similar to the amendment procedures contained in the 2007 Equity Compensation Plan. See "— 2007 Equity Compensation Plan".

EMPLOYEE STOCK PURCHASE PLAN

Our Employee Stock Purchase Plan ("EPP") was approved by shareholders at the Special Shareholders' Meeting held on January 2, 1996. The purpose of the EPP is to provide a convenient method for our employees to participate in the share ownership of our Company or to increase their share ownership in our Company via payroll or contractual deductions. Our directors, officers and insiders are not eligible to participate in the EPP.

At the discretion of a committee of the Board of Directors that administers the EPP, we may issue directly from treasury or purchase shares in the market from time to time to satisfy our obligations under the EPP. A participant may authorize a payroll or contractual deduction of up to a maximum of 10% of the base salary or remuneration in effect at the start of any offering period. Each offering period is based on a six-month duration and is announced from time to time.

The purchase price shall be 90% of the fair market value per Common Share on the date on which the offering period ends. The fair market value of the Common Shares on such date is the closing market price at which the Common Shares are traded on the TSX, the NYSE or such other exchange or market upon which the Common Shares are posted for trading.

If an employee enrolled in the EPP ceases to be employed by our Company during an offering period, all amounts held in such employee's account will be refunded to him or her. Employees may terminate their participation in the EPP by notifying us at any time prior to the closing of an offering period. All amounts held in such employee's account will be refunded to him or her.

The EPP may, subject to certain exceptions, be amended, suspended or terminated by our Company at any time, but no such action shall have any retroactive effect that would prejudice the interests of any participants thereunder.

As at April 20, 2009, a total of 101,195 Common Shares have been issued under the EPP, representing 0.06% of the issued and outstanding Common Shares. As at April 20, 2009, a total of 2,282,366 Common Shares remained in reserve under such plan, representing approximately 1.44% of the issued and outstanding Common Shares.

Pension Plan

We do not maintain a pension plan for our employees, officers or directors.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Agreements

The following section outlines the material terms of the employment agreements for our Named Executive Officers. Unless otherwise indicated: (a) all payments to be made under any of the following arrangements are made by Biovail Corporation; (b) each Named Executive Officer is entitled to participate in our health and dental benefits plan; (c) each Named Executive Officer has executed a standard form of confidentiality agreement; and (d) capitalized terms used in this section, but not otherwise defined herein, have the meaning given to them in the respective Named Executive Officer's employment agreement. The Compensation Committee understands the long-term implications of each of these employment agreements and the limitations that these employment agreements may impose on changing the compensation mix.

For purposes of the employment agreements of each of the Named Executive Officers, "Change of Control" is defined as:

  (a)
  the completion of a transaction pursuant to which (A) we go out of existence or (B) any person, or any Associate (as such terms are defined in National Instrument 45-106 — Prospectus and Registration Exemptions, as amended from time to time, or such other successor rules, instruments or policies from time to time of Canadian provincial securities regulatory authorities which may govern trades in securities to employees, officers, directors or consultants ("NI 45-106")) or Related Entity (as such term is defined in NI 45-106) of such person (other than us, any trustee or other fiduciary holding securities under any employee benefit plan of ours or a Related Entity, or any company owned, directly or indirectly, by our shareholders in substantially the same proportions as their ownership of our Common Shares), hereafter acquires the direct or indirect "beneficial ownership" (as defined in the CBCA) of our securities representing 50% or more of the aggregate voting power of all of our then issued and outstanding securities;

  (b)
  the lease, exchange, license, sale or other similar disposition of all or substantially all of our assets in one transaction or a series of related transactions to a person, or any Associate or Related Entity of such person (other than our Associates or a Related Entity, any trustee or other fiduciary holding securities under any employee benefit plan of ours or a Related Entity, or any company owned, directly or indirectly, by our shareholders in substantially the same proportions as their ownership of our Common Shares);

  (c)
  our dissolution or liquidation, except in connection with the distribution of our assets to one or more persons which were Related Entities prior to such event;

  (d)
  during any period of 24 consecutive months beginning on or after the date of the employment agreement (or, in the case of Mrs. Mulligan, the date of the 2007 Equity Compensation Plan), the persons who were members of the Board of Directors immediately before the beginning of such period (the "Incumbent Directors") cease (for any reason other than death) to constitute at least a majority of the Board of Directors or the board of directors of any of our successors, provided that any director who was not a director as of the date of the employment agreement (or, in the case of Mr. Wells and Mrs. Mulligan, the date of the 2007 Equity Compensation Plan) shall be deemed to an Incumbent Director if such director is elected to the Board of Directors by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually or prior to the operation of the foregoing unless such election, recommendation or approval occurs as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies or contests by or on behalf of a person other than a member of the Board of Directors; or

  (e)
  a merger, amalgamation, arrangement or consolidation with any other corporation other than a merger, amalgamation, arrangement or consolidation that would result in our voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of our voting securities or such surviving entity outstanding immediately after such merger, amalgamation, arrangement or consolidation; provided, however, that a merger, amalgamation, arrangement or consolidation effected to implement a recapitalization (or similar transaction)

  in which no person (other than those covered by the exceptions in paragraph (a) above) acquires more than 50% of the combined voting power of our then outstanding securities shall not constitute a Change of Control.

William (Bill) Wells, Chief Executive Officer and President, BLS. Under Mr. Wells' employment agreement, made as of May 1, 2008, Mr. Wells is entitled to receive an annual base salary of $860,000. For 2008, Mr. Wells was entitled to receive a guaranteed cash bonus of 100% of his base salary; for 2009 and thereafter, he is eligible to participate in our Short-Term Incentive Plan, with a target level of cash bonus under such plan of 100% of his base salary. Mr. Wells is also eligible to participate in our 2007 Equity Compensation Plan, with annual target awards of 112,550 options and 9,375 RSUs.

Separate from his annual target awards, Mr. Wells shall be entitled to additional equity compensation awards under the 2007 Equity Compensation Plan as follows: (a) 125,000 RSUs in 2008; (b) 62,500 RSUs in 2009; and (c) 62,500 RSUs in 2010, in each case subject to the performance criteria and performance period approved by the Compensation Committee or the independent directors, as applicable.

Mr. Wells was awarded 150,000 options as a one-time signing incentive. These options will vest in three annual installments of 50,000, 50,000 and 50,000 options commencing on the first anniversary date of the September 26, 2008 grant.

Mr. Wells' employment agreement has an indefinite term. If Mr. Wells' contract is terminated by us without Cause or by Mr. Wells for Good Reason (as such terms are defined in his employment agreement), Mr. Wells is entitled to receive a severance package that includes: (a) two times his base salary; (b) two times his target level of annual incentive compensation under the Short-Term Incentive Plan for the fiscal year prior to the fiscal year in which the termination occurs (provided that if the termination occurs in 2008 or 2009, the calculation shall be made using the 2008 guaranteed bonus amount); (c) a pro-rated portion of his target level of annual incentive compensation under the Short-Term Incentive Plan for the fiscal year in which the termination occurs; (d) to the extent that Mr. Wells has not secured alternative health and dental benefits coverage from a new employer, monthly payments equal to the

COBRA cost of continued medical and dental coverage for Mr. Wells and his covered dependents less the amount Mr. Wells would be required to contribute for medical and dental coverage if he were an active employee for up to two years following his termination date; and (e) on or after the first anniversary of the date of Mr. Wells' employment agreement, if Mr. Wells is terminated or resigns within 12 months following a Change of Control, any unvested equity compensation awards held by him shall automatically accelerate and become 100% vested and exercisable as of such date of termination or resignation (provided that any unvested equity compensation awards that vest based upon the attainment of performance criteria shall remain subject to the attainment of such criteria unless the Board of Directors determines otherwise). This severance package is payable provided that Mr. Wells continues to comply with the confidentiality, non-competition, non-solicitation and non-hiring provisions of his employment agreement and executes and does not revoke a written waiver and release of all claims, demands and causes of action against us.

If a Change of Control occurs prior to the first anniversary of the date of Mr. Wells' employment agreement, Mr. Wells is entitled to receive: (a) two times his base salary; (b) two times his target level of annual incentive compensation under the Short-Term Incentive Plan for the fiscal year in which the Change of Control occurs (provided that if the Change of Control occurs in 2008 or 2009, and in any event prior to the first anniversary of the date of Mr. Wells' employment agreement, the calculation shall be made using the 2008 guaranteed bonus amount); (c) any unvested equity compensation awards held by him shall automatically accelerate and become 100% vested and exercisable as of the Change of Control (provided that any unvested equity compensation awards that vest based upon the attainment of performance criteria shall remain subject to the attainment of such criteria unless the Board of Directors determines otherwise).

If Mr. Wells' contract was terminated by us without Cause or by Mr. Wells for Good Reason on December 31, 2008, he would be entitled to a lump sum cash payment of $4,013,345 and a monthly payment of $976 for health and dental benefits coverage for two years. Assuming such termination or resignation occurred within 12 months following a Change of Control, Mr. Wells' equity compensation awards of 150,000 options and 26,869 DSUs would have accelerated and vested immediately. An additional 133,429 performance-based RSUs would have accelerated and vested assuming applicable performance criteria had been attained. Based on the closing market price of $9.45 of the Common Shares on the NYSE on December 31, 2008, Mr. Wells' equity compensation awards would be worth an aggregate of $1,199,590.

If a Change of Control occurred on December 31, 2008, Mr. Wells would be entitled to a lump sum cash payment of $3,440,000 and equity compensation awards (assuming applicable performance criteria had been attained) worth an aggregate of $1,199,590.

Margaret Mulligan, Senior Vice-President and Chief Financial Officer. Under Mrs. Mulligan's employment agreement, made as of August 21, 2008 and commencing on September 3, 2008, Mrs. Mulligan is entitled to receive an annual base salary of $410,000, paid in Canadian dollars. Mrs. Mulligan is eligible to participate in our Short-Term Incentive Plan, with a target level of cash bonus under such plan of 50% of her annual base salary. Mrs. Mulligan is also eligible to participate in our 2007 Equity Compensation Plan, with annual target awards of 75,000 options and 6,250 RSUs. Mrs. Mulligan's equity compensation awards were not pro-rated for 2008.

Mrs. Mulligan's employment agreement has an indefinite term. If Mrs. Mulligan's contract is terminated by us without Cause or by Mrs. Mulligan for Good Reason (as such terms are defined in her employment agreement), Mrs. Mulligan is entitled to receive a severance package that includes: (a) one times her base salary (calculated using the highest annual base salary in the three years prior to the date of termination); (b) one times her target level of annual incentive compensation under the Short-Term Incentive Plan for the year prior to the year in which the termination occurs; (c) a pro-rated portion of her target level of annual incentive compensation for the year in which the termination occurs; and (d) to the extent that Mrs. Mulligan has not secured alternative health and dental benefits coverage from a new employer, monthly payments equal to the cost of continued medical and dental coverage for Mrs. Mulligan and her covered dependents less the amount Mrs. Mulligan would be required to contribute for medical and dental coverage if she were an active employee for up to one year following her termination date. This severance package is payable provided that Mrs. Mulligan continues to comply with the confidentiality, non-competition, non-solicitation and non-hiring provisions of her employment agreement and executes and does not revoke a written waiver and release of all claims, demands and causes of action against us.

Upon the occurrence of a Change of Control, and an involuntary termination of Mrs. Mulligan's employment without Cause or by Mrs. Mulligan for Good Reason within 12 months of a Change of Control, Mrs. Mulligan is entitled to receive: (a) two times her base salary (calculated using the highest annual base salary in the three years prior to the date of termination); (b) two times her target level of annual incentive compensation under the Short-Term Incentive Plan for the year prior to the year in which the termination occurs; and (c) any unvested equity compensation awards held by Mrs. Mulligan shall automatically accelerate and become 100% vested and exercisable as of the date of termination.

If Mrs. Mulligan's contract was terminated by us without Cause or by Mrs. Mulligan for Good Reason on December 31, 2008, she would be entitled to a lump sum cash payment of $478,333 and a monthly payment of C$340 for health and dental benefits coverage for one year.

If a Change of Control occurred on December 31, 2008 and Mrs. Mulligan's employment was terminated without Cause or by Mrs. Mulligan for Good Reason, Mrs. Mulligan would be entitled to a lump sum cash payment of $820,000.

Gilbert Godin, Executive Vice-President and Chief Operating Officer. Under Mr. Godin's employment agreement, made as of May 8, 2006, as amended, Mr. Godin is entitled to receive an annual base salary of $500,000, paid in U.S. dollars. He is eligible to participate in our Short-Term Incentive Plan, with a target level of cash bonus under such plan of 60% of his base salary. Mr. Godin is also eligible to participate in our 2007 Equity Compensation Plan, with annual target awards of 90,000 options and 7,500 RSUs.

Mr. Godin was awarded 100,000 options as a one-time signing incentive. These options have vested or will vest in four equal annual installments options commencing on the first anniversary date of the May 23, 2006 grant.

Mr. Godin's employment agreement has an indefinite term. If Mr. Godin's contract is terminated by us without Cause or by Mr. Godin for Good Reason (as such terms are defined in his employment agreement), Mr. Godin is entitled to receive a severance package that includes: (a) one times his base salary (calculated using the highest annual base salary in the three years prior to the employment termination); (b) one times his target annual incentive compensation for the year prior to employment termination; (c) a pro-rated portion of his target level of annual incentive compensation award for the year in which the termination occurs; (d) to the extent that Mr. Godin has not secured alternative health and dental coverage from a new employer, monthly payments equal to the COBRA cost of continued medical and dental plan coverage for Mr. Godin less the amount Mr. Godin would be required to contribute for medical and dental coverage if he were an active employee for up to one year; and (e) immediate vesting of any options that would have vested during the one-year period following Mr. Godin's termination of employment had Mr. Godin remained an employee during that period. This severance package is payable provided that Mr. Godin continues to comply with the confidentiality and non-competition provisions of his employment agreement and executes and does not revoke a written waiver and release of all claims, demands and causes of action against us.

Upon a Change of Control, Mr. Godin is entitled to receive: (a) two times his base salary; (b) two times his annual incentive compensation; (c) any unvested options held by him shall automatically accelerate and become 100% vested and exercisable as of the Change of Control; and (d) a grant and immediate vesting of options equal to the total options due to be granted to Mr. Godin during the 12 months following the public announcement of the Change of Control transaction; with any options under such award being (a) deemed to be priced at the same price as those in the immediately preceding year, provided, however, that in no event shall the exercise price be less than the fair market value of a Common Share as of the date such options are granted and (b) exercisable 33% upon the Change of Control and 33% on each of the first and second anniversaries of the Change of Control. However, in the event Mr. Godin's employment is terminated prior to the second anniversary of the Change of Control, all unexercised options shall be immediately exercisable upon his cessation of employment.

If Mr. Godin's contract was terminated by us without Cause or by Mr. Godin for Good Reason on December 31, 2008, he would be entitled to a lump sum cash payment of $1,027,391 and a monthly payment of $1,610 for health and dental benefits coverage for one year. Mr. Godin's 75,000 unvested options would have accelerated and vested immediately. Based on the closing market price of $9.45 of the Common Shares on the NYSE on December 31, 2008, such options would be worth $0.00.

If a Change of Control occurred on December 31, 2008, Mr. Godin would be entitled to a lump sum cash payment of $1,610,890. Mr. Godin's 175,000 unvested options, plus 90,000 options due to be granted to Mr. Godin during the 12 months following December 31, 2008, would have accelerated and vested immediately. Based on the closing market price of $9.45 of the Common Shares on the NYSE on December 31, 2008, Mr. Godin's options would be worth $0.00.

Gregory Gubitz, Senior Vice-President, Corporate Development. Under Mr. Gubitz's employment agreement, made as of February 20, 2006, as amended, Mr. Gubitz is entitled to receive an annual base salary of $416,000, paid in Canadian dollars. He is eligible to participate in our Short-Term Incentive Plan, with a target level of cash bonus under such plan of 50% of his base salary. Mr. Gubitz is also eligible to participate in our 2007 Equity Compensation Plan, with annual target awards of 75,000 options and 6,250 RSUs.

Mr. Gubitz's employment agreement has an indefinite term. If Mr. Gubitz's contract is terminated by us without Cause or by Mr. Gubitz for Good Reason (as such terms are defined in his employment agreement), Mr. Gubitz is entitled to receive a severance package that includes: (a) one times his base salary (calculated using the highest annual base salary in the three years prior to the employment termination); (b) one times his target annual incentive compensation for the year prior to employment termination; (c) a pro-rated portion of his target level of annual incentive compensation award for the year in which the termination occurs; (d) to the extent that Mr. Gubitz has not secured alternative health and dental benefits coverage from a new employer, we will continue to pay for his medical and dental coverage on the same basis as we pay for coverage for active employees for up to one year; and (e) immediate vesting of any options that would have vested during the one-year period following Mr. Gubitz's termination of employment had Mr. Gubitz remained an employee during that period. This severance package is payable provided that Mr. Gubitz continues to comply with the confidentiality and non-competition provisions of his employment agreement and executes and does not revoke a written waiver and release of all claims, demands and causes of action against us.

Upon a Change of Control, Mr. Gubitz is entitled to receive: (a) two times his base salary; (b) two times his annual incentive compensation; (c) any unvested options held by him shall automatically accelerate and become 100% vested and exercisable as of the Change of Control; and (d) a grant and immediate vesting of options equal to the total options due to be granted to Mr. Gubitz during the 12 months following the public announcement of the Change of Control transaction; with any options under such award being (a) deemed to be priced at the same price as those in the immediately preceding year, provided, however, that in no event shall the exercise price be less than the fair market value of a Common Share as of the date such options are granted and (b) exercisable 33% upon the Change of Control and 33% on each of the first and second anniversaries of the Change of Control. However, in the event Mr. Gubitz's employment is terminated prior to the second anniversary of the Change of Control, all unexercised options shall be immediately exercisable upon his cessation of employment.

If Mr. Gubitz's contract was terminated by us without Cause or by Mr. Gubitz for Good Reason on December 31, 2008, he would be entitled to a lump sum cash payment of $829,506 and a monthly payment of C$340 for health and dental benefits coverage for one year. Mr. Gubitz's 166,667 unvested options would have accelerated and vested immediately. Based on the closing market price of $9.45 of the Common Shares on the NYSE on December 31, 2008, Mr. Gubitz's options would be worth $0.00.

If a Change of Control occurred on December 31, 2008, Mr. Gubitz would be entitled to a lump sum cash payment of $1,247,344. Mr. Gubitz's 166,667 unvested options, plus 75,000 options due to be granted to Mr. Gubitz during the 12 months following December 31, 2008, would have accelerated and vested immediately. Based on the closing market price of $9.45 of the Common Shares on the NYSE on December 31, 2008, Mr. Gubitz's options would be worth $0.00.

Wendy A. Kelley, Senior Vice-President, General Counsel and Corporate Secretary. Under Ms. Kelley's employment agreement, made as of July 5, 2006, as amended, Ms. Kelley is entitled to receive an annual base salary of $416,000, paid in Canadian dollars. She is eligible to participate in our Short-Term Incentive Plan, with a target level of cash bonus under such plan of 50% of her base salary. Ms. Kelley is also eligible to participate in our 2007 Equity Compensation Plan, with annual target awards of 75,000 options and 6,250 RSUs.

Ms. Kelley's employment agreement has an indefinite term. If Ms. Kelley's contract is terminated by us without Cause or by Ms. Kelley for Good Reason (as such terms are defined in her employment agreement), Ms. Kelley is entitled to receive a severance package that includes: (a) one times her base salary (calculated using the highest annual base salary in the three years prior to the employment termination); (b) one times her target annual incentive compensation for the year prior to employment termination; (c) a pro-rated portion of her target level of annual incentive compensation award for the year in which the termination occurs; (d) to the extent that Ms. Kelley has not secured alternative health and dental benefits coverage from a new employer, we will continue to pay for her medical and dental coverage on the same basis as we pay for coverage for active employees for up to one year; and (e) immediate vesting of any options that would have vested during the one-year period following Ms. Kelley's termination of employment had Ms. Kelley remained an employee during that period. This severance package is payable provided that Ms. Kelley continues to comply with the confidentiality and non-competition provisions of her employment agreement and executes and does not revoke a written waiver and release of all claims, demands and causes of action against us.

Upon a Change of Control, Ms. Kelley is entitled to receive: (a) two times her base salary; (b) two times her annual incentive compensation; (c) any unvested options held by her shall automatically accelerate and become 100% vested and exercisable as of the Change of Control; and (d) a grant and immediate vesting of options equal to the total options due to be granted to Ms. Kelley during the 12 months following the public announcement of the Change of Control transaction; with any options under such award being (a) deemed to be priced at the same price as those in the immediately preceding year, provided, however, that in no event shall the exercise price be less than the fair market value of a Common Share as of the date such options are granted and (b) exercisable 33% upon the Change of Control and 33% on each of the first and second anniversaries of the Change of Control. However, in the event Ms. Kelley's employment is terminated prior to the second anniversary of the Change of Control, all unexercised options shall be immediately exercisable upon his cessation of employment.

If Ms. Kelley's contract was terminated by us without Cause or by Ms. Kelley for Good Reason on December 31, 2008, she would be entitled to a lump sum cash payment of $829,506 and a monthly payment of C$340 for health and dental benefits coverage for one year. Ms. Kelley's 83,334 unvested options would have accelerated and vested immediately. Based on the closing market price of $9.45 of the Common Shares on the NYSE on December 31, 2008, Ms. Kelley's options would be worth $0.00.

If a Change of Control occurred on December 31, 2008, Ms. Kelley would be entitled to a lump sum cash payment of $1,247,344. Ms. Kelley's 83,334 unvested options, including 75,000 options due to be granted to Ms. Kelley during the 12 months following December 31, 2008, would have accelerated and vested immediately. Based on the closing market price of $9.45 of the Common Shares on the NYSE on December 31, 2008, Ms. Kelley's options would be worth $0.00.

Dr. Douglas J.P. Squires, Former Chief Executive Officer. In connection with the Company's retention of Mr. Bill Wells as the new Chief Executive Officer and Dr. Squires' assumption of the role of Chairman, Dr. Squires ceased to serve as Chief Executive Officer effective as of May 6, 2008 (the "Termination Date").

Consistent with the terms of his employment agreement dated September 1, 2007 and pursuant to the terms of a separation agreement and general release, we agreed to provide Dr. Squires with the following payments and benefits: (a) a lump sum payment of $2,869,622 (which amount represents 24 months of base salary plus two times Dr. Squires' target level of annual compensation under our Short-Term Incentive Plan for 2007) minus applicable withholdings and deductions; (b) a lump sum payment of $352,500 (which amount represents a pro-rated portion of his target level of annual incentive compensation under the Short-Term Incentive Plan for 2008 based on his employment for the period January 1, 2008 through May 6, 2008) minus applicable withholdings and deductions; (c) until the earlier of (i) the end of the two-year period following the Termination Date, or (ii) the date, or dates, Dr. Squires is eligible to receive benefits under the same type of plan of a subsequent employer (the "Benefit Period"), $1,610.61, the monthly amount of the COBRA premium less the amount of the active employee contribution for such coverage for the Benefit Period and any applicable withholdings and deductions; (d) 40,000 of the RSUs held by Dr. Squires immediately prior to the Termination Date that vest upon the attainment of performance criteria will remain outstanding and will vest on November 26, 2012 as if Dr. Squires had remained employed by us through that date, subject to the attainment of the applicable performance criteria; (e) 9,688 RSUs held by Dr. Squires that vest based upon the passage of time (the "Time-Based RSUs") became fully vested as of the Termination Date and such Time-Based RSUs were paid within 30 days of the Termination Date in accordance with the terms of the 2007 Equity Compensation Plan; and (f) notwithstanding that all outstanding options held by Dr. Squires immediately prior to May 6, 2008 remained outstanding and continue to be governed by the terms of the option agreements, the Board of Directors has caused (i) 575,033 options held by Dr. Squires to become fully vested and exercisable as of the Termination Date, (ii) Dr. Squires to be treated as having "retired" (within the meaning of such term under the applicable option plans pursuant to which options were granted) as of the Termination Date, and (iii) the post-termination exercise period under the options to extend from the Termination Date through June 1, 2010.

Kenneth G. Howling, Former Senior Vice-President and Chief Financial Officer. Mr. Howling was reassigned from the role of Senior Vice-President and Chief Financial Officer effective March 24, 2008 to a non-officer position with us. Mr. Howling's employment was terminated effective December 31, 2008 and he is no longer our employee. Commencing on January 1, 2009, Mr. Howling was retained as a consultant to the Company.

Under Mr. Howling's employment agreement made as of December 6, 2006, as amended, Mr. Howling was entitled to receive an annual base salary of $412,000, paid in Canadian dollars. He was eligible to participate in our Short Term Incentive Plan, with a target level of cash bonus under such plan of 50% of his base salary. Mr. Howling was also eligible to participate in our 2007 Equity Compensation Plan, with annual target awards of 75,000 options and 6,250 RSUs.

Mr. Howling's employment agreement was terminated by us without Cause (as such term is defined in his employment agreement). Pursuant to the terms of his employment agreement, Mr. Howling received a severance package that included: (a) one times his base salary (calculated using the highest annual base salary in the three years prior to his employment termination) of $412,000; (b) one times his target annual incentive compensation for 2007 of $206,000; (c) the full portion of his target annual incentive compensation award for 2008 of $205,147; (d) to the extent Mr. Howling has not secured alternative health and dental coverage from a new employer, we will continue to pay for his health and dental benefits coverage on the same basis as we pay for coverage for active employees for up to one year of C$340 per month; and (e) immediate vesting of any options that would have vested during the one-year period following Mr. Howling's termination of employment had Mr. Howling remained an employee during that period. Further, Mr. Howling was entitled to a pro-rated vesting on December 31, 2008 of his RSUs pursuant to the terms of the 2007 Equity Compensation Plan.

Adrian de Saldanha, Former Interim Chief Financial Officer. Effective March 24, 2008, Mr. de Saldanha was appointed Interim Chief Financial Officer. Mr. de Saldanha had previously entered into an employment agreement with the Company respecting his employment as Vice President, Finance and Treasurer. The terms of his temporary assignment as Interim Chief Financial Officer are contained in an offer letter dated April 30, 2008 and an interim employment agreement effective March 24, 2008, which supplement the terms contained in his existing employment agreement. Mr. de Saldanha held the position of Interim Chief Financial Officer until September 2, 2008. Mr. de Saldanha left the Company effective December 31, 2008 and is no longer our employee. Since leaving the Company, Mr. de Saldanha has been retained as a consultant by the Company and has provided certain consulting services to the Company.

Under Mr. de Saldanha's employment agreement, Mr. de Saldanha was entitled to receive a base salary of C$300,000. Mr. de Saldanha was also entitled to an assignment allowance of C$3,846 for each two-week pay period during which he served as Interim Chief Financial Officer. Mr. de Saldanha was eligible to participate in the Short-Term Incentive Plan, with a target cash bonus which was temporarily increased to 50% of his base salary (inclusive of the assignment allowance) during his temporary assignment as Interim Chief Financial Officer. Mr. de Saldanha was also eligible to participate in our 2007 Equity Compensation Plan, with a target annual award which was temporarily pro-rated based on a target annual award of 75,000 options and 6,250 RSUs during the term of his temporary assignment as Interim Chief Financial Officer.

Mr. de Saldanha's employment agreement was terminated by us without Cause. Pursuant to the terms of his employment agreement, Mr. de Saldanha received a severance package that included: (a) one times his base salary (calculated using Mr. de Saldanha's highest annual base salary in the three years prior to his termination) of C$332,907; (b) one times his target annual incentive compensation for 2008 of C$135,872; (c) a pro-rated portion of his target level of annual incentive compensation for 2008 of C$135,872; and (d) to the extent that Mr. de Saldanha has not secured alternative health and dental coverage from a new employer, we will continue to pay for Mr. de Saldanha's extended health and dental benefits coverage on the same basis as our active employees for up to one year of C$340 per month.

Indebtedness of Directors and Officers

As at April 21, 2009, there were no outstanding loans made by us to any director or officer. No securities have been purchased by any director or officer with our financial assistance during the 2008 fiscal year. Furthermore, no director, officer or executive is indebted to us in connection with securities purchase programs.

It is our policy not to provide financial assistance to shareholders, directors, officers or employees in connection with the purchase of our Common Shares or the securities of any of our affiliates, nor to grant personal loans to directors and officers.

Directors and Officers Indemnification and Liability Insurance

We maintained insurance during 2008 for certain liabilities incurred by our directors and officers in their capacity with us or our subsidiaries. The policy has been and is currently subject to a limit of up to $100,000,000 for each of the 12-month periods ended November 15, 2006, November 15, 2007, November 15, 2008 and November 15, 2009. The policy governing such insurance is subject to standard exclusions and limitations and a deductible of $5,000,000, in respect of class action securities claims, and $1 million, in respect of other claims. In addition, where we are a party to a class action proceeding regarding a securities matter, where individuals are named with Biovail, after the deductible limit is reached, we must pay 20% of all defense costs and other losses above the $5 million deductible threshold. During the year ended December 31, 2008, the amount of premiums paid in respect of such insurance was $3,573,604. No part of the premium was paid by any individual officer or director.

It is currently anticipated that the amount of premiums to be paid in respect of such insurance for the policy period ended November 15, 2009 will be approximately $3,086,975.

Indemnification

Pursuant to the CBCA and the indemnification agreements, we have agreed to indemnify our officers and directors in respect of any legal claims or actions initiated against them in their capacity as officers and directors of our Company or our subsidiaries in accordance with applicable law. This indemnification includes bearing the reasonable cost of legal representation in any legal or regulatory action in which they may become involved in their capacity as our officers and directors. Pursuant to such indemnities, we bear the cost of the representation of certain officers and directors. In late 2003 and early 2004, a number of securities class action complaints were filed in the U.S. District Court for the Southern District of New York (referred to collectively as the "U.S. Securities Class Action") naming us; Eugene Melnyk, our then CEO and Chairman; Brian Crombie, our then CFO and former Senior Vice-President, Strategic Development; Kenneth Howling, our then Vice-President, Finance and Corporate

Communications; and John Miszuk, our then Vice-President, Controller and Assistant Secretary. In August 2006, Mr. Rolf Reininghaus, former Senior Vice-President, Corporate & Strategic Development and former President of Biovail Ventures, was named as a defendant in a consolidated second amended complaint for the U.S. Securities Class Action. In December 2007, we and the other named individual defendants entered into an agreement in principle to settle the U.S. Securities Class Action. The settlement was subject to approval by the U.S. District Court for the Southern District of New York. The settlement class included, with certain exceptions, all persons or entities that purchased our common stock during the period from February 7, 2003 to March 2, 2004. Under the terms of the agreement, the total settlement amount was $138,000,000, out of which the Court-approved legal fees to the plaintiffs' counsel will be paid. On May 9, 2008, we paid $83,048,000 in escrow to fund the settlement amount (pending final Court approval of the settlement) and our insurance carriers funded the remaining $54,952,000. The agreement contained no admission of wrongdoing by us or any of the named individual defendants, nor did we nor any of the named defendants acknowledge any liability or wrongdoing by entering into the agreement. The settlement received final Court approval on August 8, 2008. The original defendants in the U.S. Securities Class Action were named as defendants in a securities class action commenced by Canadian Commercial Workers Industry Pension Plan in Canada. The executives have been represented by the same counsel representing us in this matter and, accordingly, any incremental cost resulting from the defence of the individuals has been minimal.

On April 29, 2003, Jerry I. Treppel, a former analyst at BAS, commenced an action in the U.S. District Court for the Southern District of New York naming as defendants us, Eugene Melnyk and Ken Cancellara, our then Senior Vice-President and Chief Legal Officer, and against Michael Sitrick and Sitrick & Company, Inc. (in their capacities as our consultants). Our counsel also represented Mr. Cancellara while he was still a party to this claim. The executives were also represented by our counsel in this matter and, accordingly, any incremental cost resulting from the defence of the individuals was minimal. However, Mr. Melnyk secured separate counsel to defend this action, and those costs for the year ended December 31, 2008 were approximately $521,794. The Company has made a claim for reimbursement for a portion of this amount under its 2003 Commercial General Liability Insurance Policy. As of December 31, 2008, the Company has been or expects to be reimbursed $152,131.

During the fiscal year ended December 31, 2008, we were invoiced C$48,556.41 in legal fees and disbursements by the firm representing Roger Rowan, one of our former directors, in respect of the OSC proceeding. In fiscal 2008, we were also invoiced for approximately C$711,342.02 and $3,649,114.27 in legal fees and disbursements by the firms representing Brian Crombie, one of our former officers, in respect of the OSC and SEC proceedings, respectively. In fiscal 2008, we were invoiced approximately C$498,377.61 and $2,111,957.66 in legal fees and disbursements by the firms representing Ken Howling, our former Senior Vice-President and Chief Financial Officer, in respect of the OSC and SEC proceedings, respectively. In fiscal 2008, we were invoiced approximately C$704,804.46 and $3,136,261.30 in legal fees and disbursements by the firms representing John Miszuk, one of our current officers, in respect of the OSC and SEC proceedings, respectively. In fiscal 2008, we were invoiced approximately C$723,817.46 and $2,383,530.32 for legal fees and disbursements to the firm representing Eugene Melnyk, in respect of the OSC and SEC proceedings, respectively. In addition, the Company reimbursed Mr. Miszuk C$30,000 for a cost award incurred by him to settle proceedings commenced against him by the OSC. The Company also reimbursed Mr. Howling C$20,000 for a cost award incurred by him to settle the OSC proceeding and Mr. Crombie C$300,000 for a cost and sanction award incurred by him to settle the OSC proceedings.

Further information regarding these litigation matters can be found in the Annual Report on Form 20-F under Item 4, "Information on the Company — Legal Proceedings — Governmental and Regulatory Inquiries".

SECTION 6 CORPORATE GOVERNANCE

The Company's corporate governance disclosure obligations are set out in National Instrument 58-101 — Disclosure of Corporate Governance Practices ("National Instrument 58-101"), National Policy 58-201 — Corporate Governance Guidelines and National Instrument 52-110 — Audit Committees ("National Instrument 52-110"). These instruments set out a series of guidelines and requirements for effective corporate governance addressing such matters as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. National Instrument 58-101 requires each listed company to provide disclosure with respect to its corporate governance practices. For further details of our corporate governance practices please refer to Biovail's Statement of Corporate Governance Practices set out in Appendix "A" to this Circular.

The Board has adopted formal Corporate Governance Guidelines as well as written charters and position descriptions to provide the framework for effective governance of our Company. These guidelines and charters are reviewed annually by the Nominating and Corporate Governance Committee, in consultation with external legal advisors, and recommendations for amendment are made to the Board, if necessary.

As discussed above under "Section 4 — Business of the Meeting — Election of the Board of Directors — Reasons for Voting in Favour of Biovail's Nominees for Board of Directors — Improved Corporate Governance Standards", since Mr. Melnyk left the Board, the Board has approved and adopted numerous improvements to the Corporate Governance Guidelines, the Code of Professional Conduct for Senior Finance Executives, the Blackout Policy, the Disclosure Policy and the Insider Trading Policy. In addition, improvements were also made to the charters and position descriptions for each of the Board's Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Risk and Compliance Committee.

The Board has amended the Corporate Governance Guidelines to include (i) a "majority voting" policy to require majority voting for the election of directors, and (ii) a provision requiring a vote by shareholders prior to any issuance of 20% or more of the current outstanding voting shares of the Company. For additional details on these amendments, see Dissident Shareholder Resolutions No. 1 and No. 6 set out in Schedule 4 to this Circular.

We believe that the corporate governance practices adopted and regularly updated by our Board are in the best interests of the Company and the best interests of our shareholders. We also believe that our corporate governance practices are compliant with the practices recommended by the Canadian Securities Administrators. Furthermore, although we are a foreign private issuer under U.S. securities laws and are not required to comply with certain NYSE governance standards, our governance practices do comply with substantially all of the requirements of the NYSE for U.S. domestic issuers.

Our governance documents can be found on our website at www.biovail.com (under the tab "About Biovail" and under the subtab "Corporate Governance") and requests for copies of such documents may be directed to us at the following address: Biovail Corporation, 7150 Mississauga Road, Mississauga, Ontario, Canada, L5N 8M5, Attention: Investor Relations; by telephone at (905) 286-3000; by facsimile at (905) 286-3050; or by email to ir@biovail.com.

The Chairman of the Board, our Lead Director, and the Chairperson of each Committee will be available to respond to questions from shareholders at the Meeting.

SECTION 7 ADDITIONAL MATTERS

Other Matters

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if such matters should properly come before the Meeting, the proxy will be voted in accordance with the best judgment of the proxy nominees.

Request for Documents

Our financial information is contained in the Company's comparative financial statements and related management's discussion and analysis of results of operation and financial condition ("MD&A") for the fiscal year ended December 31, 2008. Additional information about us is available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and on the Electronic Data Gathering Analysis and Retrieval system ("EDGAR") at www.sec.gov.

We will provide to any person, upon request to the Company's Corporate Secretary at the address stated below, the following documents:

  (a)
  one copy of the latest Annual Report on Form 20-F, together with one copy of any document, or the pertinent pages of any document, that the Annual Report on Form 20-F refers to;

  (b)
  one copy of our comparative financial statements and related MD&A as at and for the year ended December 31, 2008, together with the accompanying report of the auditors, and one copy of any subsequent interim financial statements and related MD&A; and

  (c)
  our management proxy circular for the most recent annual meeting of shareholders.

Copies of our Annual Report on Form 20-F may also be found at our website at www.biovail.com (under the tab "Investor Relations" and under the subtab "Shareholder Reports").

For additional information, please contact Biovail Investor Relations:

  Investor Relations
  7150 Mississauga Road
  Mississauga, ON L5N 8M5
  Phone: 905-286-3000
  Fax: 905-286-3050
  Email: ir@biovail.com

CERTIFICATE

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board of Directors.

Mississauga, Ontario, April 21, 2009.

By Order of the Board of Directors
Wendy A. Kelley Senior Vice President, General Counsel and Corporate Secretary

APPENDIX A STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following outlines our Company's governance policies and practices. All capitalized terms have the meanings ascribed to them in the Circular.

Board of Directors

Independence

We believe that in order to be effective our Board must be able to operate independently of management. The charter of the Board (the "Board Charter") requires that at least a majority of directors be independent. The Board Charter also requires that the directors constituting that majority must be independent of all shareholders who own or control 10% or more of the Common Shares. The Board Charter defines an "independent director" as a director who (i) is independent as defined for the purposes of Board composition under applicable regulatory and stock exchange requirements in the U.S. and Canada, and (ii) does not, as determined by the Board, have a direct or indirect material relationship with the Company (either directly or indirectly as a partner, shareholder or officer of an organization that has a relationship with the Company). A "material relationship" is defined as a relationship, which could, in the reasonable view of the Board, interfere with the exercise of a director's independent judgment.

As described in our Corporate Governance Guidelines, the Nominating and Corporate Governance Committee, as well as the Board, reviews the relationships that each director has with Biovail in order to satisfy itself that these independence criteria have been met. On an annual basis, as part of our disclosure procedures, all directors complete a questionnaire pertaining to, among other things, share ownership, family and business relationships and director independence standards.

The Board is currently comprised of ten members, 80% of whom are "independent directors" within the meaning of applicable regulatory and stock exchange requirements in Canada and the United States and the Board Charter. The eight independent directors are Mr. Lanthier (Lead Director), Mr. Gouin, Mr. Laidley, Mr. Parrish, Dr. Paul, Mr. Power, Mr. Segal and Mr. Van Every. Mr. Wells, as our Chief Executive Officer, and Dr. Squires (Chairman), as our former Chief Executive Officer, each have a material relationship with the Company and, therefore, are not independent and are not eligible to serve on the Audit Committee, the Compensation Committee or the Nominating and Corporate Governance Committee.

Nine of the 11 director nominees put forth by Biovail in the Circular are independent within the meaning of all applicable securities regulatory and stock exchange requirements in Canada and the U.S. and the Board Charter, with Mr. Wells and Dr. Squires being the two nominated directors who are not independent. All of the director nominees put forth by Biovail are also independent of Mr. Melnyk, the Corporation's largest shareholder.

With the exception of Mr. Wells, who has entered into an employment agreement with us as Chief Executive Officer, and Dr. Squires, who has entered into an agreement with us in respect of his services as Chairman of the Board, none of our directors has entered into service or similar contracts with us.

Lead Director

The Board Charter provides that whenever the Chairman of the Board is not independent, the independent directors of the Board shall appoint an independent Lead Director, who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. On August 8, 2008, the independent members of the Board of Directors appointed Mr. J. Spencer Lanthier as Lead Director. Prior to that, from June 30, 2007 to April 18, 2008, Mr. Wells had been Lead Director. In this role, Mr. Lanthier is responsible for providing leadership to the independent directors. Key elements of Mr. Lanthier's role as Lead Director include, but are not limited to:

  •
  fostering processes that allow the Board to function independently of management and encouraging open and effective communication between the Board and management;

  •
  providing input to the Chairman of the Board on behalf of the independent directors with respect to agendas of the Board and approving Board agendas;

  •
  presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors;

  •
  in the case of a conflict of interest involving a director, asking the conflicted director to leave the room during discussions concerning such matter;

  •
  communicating with the Chairman of the Board and the Chief Executive Officer, as appropriate, regarding meetings of the independent directors and resources and information necessary for the Board to effectively carry out its duties and responsibilities;

  •
  serving as a liaison between the Chairman and the independent directors;

  •
  being available to directors who have concerns that cannot be addressed through the Chairman;

  •
  having the authority to call meetings of independent directors;

  •
  if requested by a shareholder holding at least five percent of the Common Shares, ensuring that he is available for consultation and direct communication; and

  •
  performing other functions as may reasonably be requested by the Board or the Chairman.

Meetings of Independent Directors

The independent members generally meet in camera at all regularly scheduled Board meetings. From January 1, 2008 to and including April 21, 2009, nine such meetings were held.

Meetings of the Board of Directors

Pursuant to the Board Charter, the Board meets regularly, at least four times per year on a quarterly basis. Additional meetings are called when necessary. The Board meets annually to review our strategic plan. From January 1, 2008 to April 21, 2009, there were 10 regularly scheduled meetings (seven in 2008 and three in 2009 to date) and 11 meetings were called to review special business (eight in 2008 and three in 2009 to date). All agendas are set by the Chairman of the Board in consultation with the Lead Director and the Board committee Chairpersons, as necessary, prior to circulation.

In accordance with the Board Charter, in order to transact business at any meeting, at least 60% of the directors present must be "independent" within the meaning set out in the Board Charter.

Absent compelling circumstances, directors who do not attend (in person or via teleconference) at least 75% of directors' meetings in a given year will not be proposed for nomination the following year. Mr. Laidley attended 8 of 11 Board meetings (or 73%) since his election on August 8, 2008. Mr. Laidley attended 100% of all Committee meetings over the year (attending all five Audit Committee meetings and all six Nominating and Corporate Governance Committee meetings). As noted in the chart below, Mr. Laidley's attendance record at Board and Committee meetings was 19 of 22 (or 86%).

The Nominating and Corporate Governance Committee has reviewed and considered the reasons for Mr. Laidley's failure to achieve the 75% threshold set out in the Nominating and Corporate Governance Committee Charter. All three meetings missed by Mr. Laidley were special meetings called on very short notice to deal with urgent matters. In the case of two of the Board meetings which Mr. Laidley missed, those meetings were called on short notice due to urgent business — four days notice in the case of one meeting and two days notice in the case of the other meeting. In the case of both of these meetings, Mr. Laidley had been out of the country and was returning to Canada on the day of each meeting, and therefore was unable to attend such meetings. The third meeting which Mr. Laidley missed was called on one day's notice due to urgent business and Mr. Laidley was unable to reorganize his schedule to attend. The Nominating and Corporate Governance Committee has reviewed the reasons for Mr. Laidley's absence from these three meetings and, having regard to the short notice for each of the special meetings, the Committee has determined that there is justification for Mr. Laidley's attendance record. Having regard to Mr. Laidley's otherwise perfect attendance record at the Board and Committee meetings, and his valuable contribution to the Board during the last eight and a half months, the Committee has determined that there are compelling reasons for Mr. Laidley remaining on the Board. The Committee has recommended to the Board that Mr. Laidley be nominated for election to the Board at this year's Meeting.

The attendance records at Board and committee meetings for each member of the Board from January 1, 2008 to April 21, 2009 are set out below:

											Compensation, Nominating and Corporate Governance Committee(10) 8 Meetings
							Nominating and Corporate Governance Committee(10) 6 Meetings
	Board 21 Meetings		Audit Committee 9 Meetings		Compensation Committee(10) 8 Meetings				Risk and Compliance Committee 8 Meetings
	#												Overall
Director		%	#	%	#	%	#	%	#	%	#	%	#	%
Dr. Squires(1)	21/21	100%	N/A	N/A	N/A	N/A	N/A	N/A	1/1	100%	N/A	N/A	22/22	100%
Mr. Lanthier(2)	11/11	100%	4/5	80%	8/8	100%	N/A	N/A	N/A	N/A	N/A	N/A	23/24	96%
Mr. Gouin(2)	11/11	100%	5/5	100%	N/A	N/A	6/6	100%	N/A	N/A	N/A	N/A	22/22	100%
Mr. Laidley(2)	8/11	73%	5/5	100%	N/A	N/A	6/6	100%	N/A	N/A	N/A	N/A	19/22	86%
Mr. Parrish(2)	11/11	100%	N/A	N/A	8/8	100%	N/A	N/A	5/5	100%	N/A	N/A	24/24	100%
Dr. Paul(3)	20/21	95%	4/4	100%	8/8	100%	N/A	N/A	N/A	N/A	8/8	100%	40/41	98%
Mr. Power(2)	11/11	100%	N/A	N/A	8/8	100%	N/A	N/A	5/5	100%	N/A	N/A	24/24	100%
Mr. Segal(4)	20/21	95%	1/2	50%	N/A	N/A	6/6	100%	2/3	67%	4/4	100%	33/36	92%
M. Van Every(5)	21/21	100%	9/9	100%	N/A	N/A	N/A	N/A	5/5	100%	8/8	100%	43/43	100%
Mr. Wells(6)	21/21	100%	2/2	100%	N/A	N/A	N/A	N/A	8/8	100%	4/4	100%	35/35	100%
Mr. Bristow(7)	5/5	100%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	4/4	100%	9/9	100%
Mr. Plener(8)	2/2	100%	N/A	N/A	N/A	N/A	N/A	N/A	1/1	100%	N/A	N/A	3/3	100%
Mr. Sokalsky(9)	4/4	100%	2/2	100%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	6/6	100%

Notes:

(1)
Dr. Squires served as a member of the Risk and Compliance Committee effective from April 18, 2008 until August 8, 2008.

(2)
Elected to the Board of Directors on August 8, 2008.

(3)
Dr. Paul ceased to be a member of the Audit Committee effective August 8, 2008.

(4)
Mr. Segal joined the Compensation, Nominating and Corporate Governance Committee effective May 1, 2008. Mr. Segal served as a member of the Audit Committee effective from April 18, 2008 to August 8, 2008 and ceased to be a member of the Risk and Compliance Committee effective August 8, 2008.

(5)
Mr. Van Every joined the Risk and Compliance Committee effective August 8, 2008.

(6)
Mr. Wells ceased to be a member of the Audit Committee and Compensation, Nominating and Corporate Governance Committee effective April 18, 2008.

(7)
Mr. Bristow resigned from the Board of Directors effective April 21, 2008.

(8)
Mr. Plener resigned from the Board of Directors effective February 25, 2008.

(9)
Mr. Sokalsky resigned from the Board of Directors effective March 28, 2008.

(10)
In August 2008, the Compensation, Nominating and Corporate Governance Committee was separated into two committees, the Compensation Committee and the Nominating and Corporate Governance Committee.

Membership on Other Boards

Currently, the directors and director nominees listed below serve as directors on the boards of other public companies.

Director	Public Company
Mr. Lanthier	Gerdau Ameristeel Corporation RONA Inc. TMX Group Inc. Torstar Corporation(1) Zarlink Semiconductor Inc.
Mr. Gouin	Onex Corporation TVA Group Inc.
Mr. Laidley	EMCOR Group Inc. Groupe Aeroplan Inc. ProSep Inc.
Dr. Paul	Ampco-Pittsburgh Corporation
Mr. Segal	Thallion Pharmaceuticals Inc.
Mr. Van Every	Kelman Technologies Inc.

Note:

(1)
Mr. Lanthier is retiring from the board of directors of Torstar Corporation at its annual meeting of shareholders which is scheduled for May 6, 2009.

Information about the public company directorships that Biovail's nominated directors have held in the last five years can be found on pages 26 through 32 of the Circular under the heading "Section 4 — Business of the Meeting — Information Regarding Our Nominees to the Board".

Engagement of External Advisors

Each director has the authority to retain external advisors with the approval of the Chairperson of the Nominating and Corporate Governance Committee. This provision is set out in the Board Charter and in the Director Resource Policy. These documents can be found on Biovail's website at www.biovail.com (under the tab "About Biovail" and under the subtab "Corporate Governance"). Fees and expenses relating to the retention of such advisors are pre-approved by the Chairperson of the Nominating and Corporate Governance Committee and paid by Biovail.

Charter of the Board of Directors

The Board is responsible for the overall stewardship of our Company and its business, including supervising the management of the Company's business and affairs. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board and our officers, all as more particularly described in the Board Charter. As set out in the Board Charter, the Board has established four committees to assist with its responsibilities: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Risk and Compliance Committee. Each committee has a charter defining its responsibilities.

Under the Board Charter, which is reviewed at least annually, in consultation with external legal advisors, the Board is responsible for, among other things, the following:

  •
  appointment and evaluation of the Chairman of the Board annually;

  •
  developing and approving our approach to and practices regarding corporate governance;

  •
  succession planning;

  •
  making determinations regarding executive and director compensation and our equity and non-equity compensation plan though, in some cases, only independent directors make such determinations;

  •
  reviewing our business strategies and approving a strategic plan;

  •
  updating and ensuring compliance with our Standards of Business Conduct;

  •
  reviewing our principal risks and assessing whether appropriate systems are in place to manage such risks; and

  •
  reviewing and ensuring the integrity of our internal controls.

The Board requires management to obtain the Board's approval for:

  •
  all decisions which are outside the ordinary course of our business (including, without limitation, litigation strategies, major financings, major acquisitions, major dispositions, significant licensing and new commercial relationships);

  •
  any expenditure above an amount specified by the Board from time to time;

  •
  changes to our organizational structure;

  •
  appointment of officers; and

  •
  such other matters as the Board may determine from time to time.

The Board Charter is attached as Appendix "B" to the Circular.

Position Descriptions

The Board has developed written position descriptions for the Chairman of the Board and Lead Director and for the Chairperson of each Board committee. The Board has also developed a written position description for the Chief Executive Officer. The position descriptions are posted on our website at www.biovail.com (under the tab "About Biovail" and under the subtab "Corporate Governance"). The position descriptions are reviewed and updated annually.

Orientation and Continuing Education

Orientation of New Directors

Our orientation program was established to provide new directors with the background and context necessary to enable them to contribute effectively to the work of the Board as soon as possible after their appointment. As part of this program, all new directors receive detailed written materials to help them become familiar with our current priorities, objectives and challenges. The new directors are educated regarding the role of the Board and its committees, the contribution individual directors are expected to make (including the commitment of time and energy that we expect from our directors) and the nature and operation of our business. New directors also attend meetings with the Chairman of the Board, the Chief Executive Officer and other members of management on various aspects of our business, in order to acquaint them with the operation and culture of the organization, the Board and its committees. These meetings also give each new director an opportunity to ask questions and to identify additional information that might be of particular interest. New directors also receive periodic presentations from senior management on major business, industry and competitive issues.

As part of the orientation process, the Company has also organized "teach-in" sessions focusing on the pharmaceutical industry generally and on CNS specifically. The pharmaceutical teach-in sessions are designed to allow new directors to gain a working knowledge of key issues in the pharmaceutical industry, including the regulatory review and approval process, intellectual property and patent protection, and commercialization issues and strategies. The CNS teach-in sessions are designed to provide discussion on a variety of topics in the fields of neurology and neuroscience, including an overview of disease states, development pipeline, market dynamics and commercialization opportunities. Directors are informed of such teach-in sessions through Board and committee meetings. Those directors without significant experience in the pharmaceutical industry are expected to attend these sessions.

Continuing Education of Directors

The Board's continuing education program was developed to assist directors to maintain or enhance their skills and abilities as directors and to update directors' knowledge and understanding of our business. Through the Board's continuing education program, management and outside advisors provide information and education sessions to the Board and its committees, as necessary, to update directors on Biovail's business and the environment in which it operates, as well as with respect to any developments in the responsibilities of directors. In addition to the teach-in sessions described above, directors may attend outside conferences and seminars that are relevant to their role at Biovail's expense, with the approval of the Chairman of the Board. Directors with limited Board experience are also expected to attend either the National Association of Corporate Directors (NACD) certification course or the Institute of Corporate Directors course.

Ethical Business Conduct

Standards of Business Conduct

The Board has adopted a written code of business conduct and ethics entitled the Standards of Business Conduct (the "Standards") for our directors, officers and employees that sets out the Board's expectations for the conduct of such persons in their dealings on behalf of the Company. Pursuant to the Standards, employees, officers and directors are expected to maintain an understanding of, and ensure that they comply with, the Standards. Supervisors are responsible for maintaining awareness of the Standards and for reporting any deviations to management. In addition, the regular audits of the Company include procedures to test compliance with the Standards. Responsibility, subject to Board approval, for the establishment and periodic update and review of the Standards falls within the mandate of the Risk and Compliance Committee of the Board.

Employees, officers and directors are required to immediately report violations of the Standards to their supervisors, our human resources department or our General Counsel. The Board has established confidential reporting procedures in order to encourage employees, directors and officers to raise concerns regarding matters addressed by the Standards on a confidential basis free from discrimination, retaliation or harassment. Employees who violate the Standards may face disciplinary actions, including dismissal. The Board is not aware of any material breaches of the Standards; however, it expects management to report any such breaches to it.

Code of Professional Conduct

We also have a Code of Professional Conduct for the Senior Finance Executives (the "Code"), which is designed to deter wrongdoing and promote (i) honest and ethical conduct in the practice of financial management, (ii) full, fair, accurate, timely and understandable disclosure, and (iii) compliance with all applicable laws and regulations. Violations of the Code are reported to the Chairperson of the Audit Committee. Failure to observe the terms of the Code may result in disciplinary action, including dismissal.

Whistleblower Policy

We have also adopted a Whistleblower Policy, which provides for the receipt, retention and treatment of complaints received by Biovail regarding our accounting practices, internal accounting controls or auditing matters. Employees, officers and directors are able to submit such complaints on a confidential and anonymous basis. All complaints are referred to the General Counsel, or the Vice-President, Associate General Counsel, who conducts an investigation and reports to the Audit Committee. In turn, the Audit Committee determines what action should be taken with respect to the complaint. The Company prohibits discrimination, harassment and/or retaliation against any employee, officer or director who provides information or otherwise assists in an investigation or proceeding regarding any conduct within the scope of the Whistleblower Policy.

The Standards, the Code and the Whistleblower Policy are available on our website at www.biovail.com (under the tab "About Biovail" and under the subtab "Corporate Governance").

Conflicts of Interest

Biovail has no contracts or other arrangements in place in which any of its directors or officers has a material interest and does not anticipate entering into any such arrangement. If such arrangements were to arise, they would be considered and approved, as appropriate, by the Board or the Audit Committee. In considering transactions and agreements where a director or officer has a material interest, that individual is expected to give notice of and clear that interest and abstain himself or herself from the Company's decision with respect to that matter.

In addition, Directors must avoid potential or actual conflicts of interest that are incompatible with service as a director. Circumstances that could reasonably be expected to result in an actual, apparent or perceived conflict of interest must be immediately brought to the attention of the Chairman of the Board or the Lead Director by the director, or by any other director who has knowledge of such conflict of interest, to ensure that appropriate steps can be taken, including the adoption of appropriate avoidance measures. For example, a conflict of interest may occur when a director's personal interest is adverse to, or may appear to be adverse to, the interests of Biovail as a whole or a director, or a member of his or her immediate family, receives improper personal benefits as a result of his or her position as a director of Biovail. Our Statement of Expectations for Directors sets out a number of examples of common conflicts that should be avoided by directors.

Audit Committee

The Audit Committee is comprised of four directors, Mr. Van Every (Chairperson), Mr. Gouin, Mr. Laidley and Mr. Lanthier, all of whom are independent for purposes of National Instrument 52-110. The Board has concluded that each of the members of the Audit Committee is "financially literate" as defined under National

Instrument 52-110 and all four members of the Audit Committee are "audit committee financial experts" as defined in the Sarbanes-Oxley Act of 2002.

The education and experience of each Audit Committee member that is relevant to such member's responsibilities as a member of the Audit Committee are set out below:

Mr. Van Every is a retired partner of PricewaterhouseCoopers LLP and, from 1969 to 1998, was a partner of Coopers & Lybrand, one of the predecessor firms to PricewaterhouseCoopers LLP. Mr. Van Every has been lead engagement partner responsible for audit and other services at a number of public and private companies. Mr. Van Every has completed the Director Education Program sponsored by the Rotman School of Management and the Institute of Corporate Directors, and has received his ICD.D, the professional designation for directors in Canada.

Mr. Gouin is Chairman of the board of directors and Chairman of the compensation committee of Quebecor Media Inc. From March 2004 to May 2005, Mr. Gouin was President and Chief Executive Officer of Quebecor Media Inc. In the past, Mr. Gouin was also Vice Chairman, Salomon Smith Barney Canada, Inc., a financial services company, until 2003, and advisory director of Citigroup Global Markets Canada Inc., a financial services company, from 2003 to 2004. He also serves on the Advisory Committee of the Richard Ivey School of Business. Mr. Gouin holds a Bachelor of Arts degree from the University of Montreal, as well as a Bachelor of Arts degree and Master of Business Administration degree from the Ivey School of Business. Mr. Gouin is also a member of the audit committee of Onex Corporation.

Mr. Laidley is Chairman Emeritus of Deloitte & Touche LLP (Canada), where he served as a partner from 1975 until his retirement in 2007. Mr. Laidley served as Chairman of Deloitte & Touche LLP from 2000 to 2006 and during that time, he also served on the Global Board of Deloitte Touche Tohmatsu and chaired its Audit Committee. Mr. Laidley is a member of the audit committee of each of Groupe Aeroplan Inc. and ProSep Inc. He also serves on the boards of the Fraser Institute and the Institute of Corporate Directors. Mr. Laidley is a Fellow of the Quebec Order of Chartered Accountants and holds a Bachelor of Commerce degree from McGill University.

Mr. Lanthier is a retired partner of KPMG Canada, where he held a number of roles from 1960 until his retirement in 1999, including as Chairman and Chief Executive of KPMG Canada and as a member of the KPMG International executive committee and board of directors from 1993 to 1999, as Vice-Chairman (Greater Toronto Area) from 1989 to 1993 and as managing partner (Toronto, London and Ottawa) from 1977 to 1989. Mr. Lanthier was awarded his F.C.A. designation by the Ontario Institute of Chartered Accountants in 1982. He received the Award of Outstanding Merit from the Institute of Chartered Accountants of Ontario in 2001. As an audit partner with KPMG Canada from 1972 to 1999, Mr. Lanthier oversaw the audits of numerous major corporations. Mr. Lanthier is also a member of the audit committee of each of Gerdau Ameristeel Corporation, RONA Inc., Torstar Corporation, TMX Group Inc. and Zarlink Semiconductor Inc.

The Audit Committee operates pursuant to a written charter that includes, among other things, all those responsibilities assigned to it by law. This includes responsibility for reviewing and recommending to the Board our annual financial statements and MD&A and reviewing and approving our interim financial statements and MD&A. As contemplated in its charter, the Audit Committee meets at least four times annually with our internal auditor and with our external auditors without management being present. In accordance with its charter, the Audit Committee also provides assistance to the Board in fulfilling its oversight function with respect to:

  •
  the integrity of our financial statements;

  •
  compliance with our legal and regulatory requirements, including with respect to disclosure of financial information;

  •
  the qualifications, performance and independence of our external auditor;

  •
  the performance of our senior finance employees and internal audit function;

  •
  internal controls and certifications; and

  •
  preparation of audit committee reports, if any, to be included in our annual proxy statement, circular or annual report.

Biovail's Audit Committee Charter provides that no member of the Audit Committee may serve simultaneously on the audit committee of more than two other public companies, unless the Board determines that such simultaneous service would not impair such Audit Committee member's ability to serve effectively on the Audit Committee. Mr. Lanthier currently serves on the audit committees of five other public companies. The Board, excluding Mr. Lanthier, has determined that Mr. Lanthier's service on these other audit committees has not impaired, and will not impair, his continued service on the Audit Committee. Mr. Lanthier brings a wealth of experience to the Audit Committee, and is supported on the Committee by two other chartered accountants. All four members of the Committee have been determined to be financially literate in accordance with applicable regulatory requirements.

Further, the Board noted that Mr. Lanthier attended all five Audit Committee meetings since his appointment to the Committee.

The Audit Committee's charter is included as Exhibit 15.2 to our Annual Report on Form 20-F, a copy of which is available on SEDAR at www.sedar.com. The charter is also available on our website at www.biovail.com (under the tab "About Biovail" and under the subtab "Corporate Governance"). Further information regarding the Audit Committee can be found in the Annual Report on Form 20-F under Item 6.C, "Directors, Senior Management and Employees — Board of Directors Practices — Audit Committee", and Item 16A, "Audit Committee Financial Expert".

Mr. Van Every, Dr. Paul and Mr. Wells served as members of the Company's Audit Committee in 2007 (the "2007 Audit Committee"), at the time that Biovail restated its financial statements for the fiscal years ended December 31, 2006, 2005 and 2004 due to a data error that occurred in 2003. It was the 2007 Audit Committee that, upon learning of the data error, determined that the Company should restate its financial results for such periods and improve its controls concerning the use of spreadsheets.

Compensation Committee

The Compensation Committee is comprised of Dr. Paul (Chairman), Mr. Lanthier, Mr. Parrish and Mr. Power, all of whom are independent pursuant to applicable legislation, regulation and stock exchange rules. None of the members of the Compensation Committee is currently a chief executive officer of a publicly traded entity. The responsibilities, powers and operation of the Compensation Committee are set out in the written charter of the Compensation Committee, a copy of which is available on our website at www.biovail.com (under the tab "About Biovail" and under the subtab "Corporate Governance"). Its charter requires that all members of the Compensation Committee be independent within the meaning of applicable regulatory and stock exchange requirements and the Board Charter.

As described in its charter, the key responsibilities of the Compensation Committee include:

  •
  reviewing and recommending corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating the Chief Executive Officer's performance in light of those goals and objectives, and reviewing and recommending to the independent directors the compensation of the Chief Executive Officer based on such evaluation;

  •
  reviewing and recommending to the Board compensation for executives that report directly to the Chief Executive Officer;

  •
  overseeing, within any limits prescribed by the Board, the administration of our non-equity compensation plans and equity-based compensation plans, recommending to the Board the executive officers who are to receive awards and the size of those awards under our non-equity compensation plans and equity-based compensation plans and making recommendations to the Board regarding the adoption, amendment or termination of non-equity compensation plans and equity-based compensation plans;

  •
  reviewing and approving arrangements with executive officers relating to their employment relationships with us, including, without limitation, employment agreements, severance arrangements, supplemental pension or savings arrangements, change in control agreements and restrictive covenants;

  •
  approving and monitoring our share ownership policies for senior officers;

  •
  providing strategic supervision of our benefit plans, programs and policies, and reviewing and approving material amendments to such plans, programs and policies; and

  •
  reviewing and recommending to the Board compensation disclosure in public documents.

Compensation

For details on the philosophy and approach adopted by the Compensation Committee with respect to compensation of our officers, please see "Section 5 — Disclosure of Compensation and Related Information — Compensation Discussion and Analysis" on page 44 of the Circular.

The Compensation Committee has the authority to retain and compensate any consultants and advisors it considers necessary to fulfill its mandate. In addition, the Compensation Committee's charter provides that any additional work or non Board-based services conducted by any such compensation consultant retained by the Compensation Committee shall be pre-approved by the Chairperson of the Compensation Committee.

Annually, the Compensation Committee selects and retains an independent consultant to conduct a comprehensive review and assessment of our policies, procedures and internal controls for setting compensation of the Chief Executive Officer and other members of senior management. The consultant prepares and submits a report to the

Compensation Committee. As discussed above under "Section 5 — Disclosure of Compensation and Related Information — Measurements Undertaken to Support Compensation Objectives — Independent Compensation Consultant", during the period from January 1, 2008 to December 31, 2008, the Compensation Committee retained Mercer as an independent consultant to provide advice on compensation matters. The service provided by Mercer to the Compensation Committee during 2008 included the following: (a) reviewing our executive compensation programs, including base salary, short-term incentives, equity-based incentives, total cash compensation levels and total direct compensation of certain senior positions, against those of a comparator group of similar-sized North American pharmaceutical companies as measured on revenue and/or market capitalization; (b) making recommendations for the compensation packages of the Chief Executive Officer and the Chairman of the Board; and (c) assisting in developing and implementing revisions to the Company's existing equity-based incentive plan.

The Compensation Committee considers the advice and analysis of Mercer, together with other factors the Committee considers appropriate (including market data, knowledge of the comparator group and personal knowledge and experience of Committee members), in reaching its decisions and recommendations to the Board.

Dr. Paul and Mr. Van Every served as members of the Company's Compensation, Nominating and Corporate Governance Committee (the "CNGC Committee") in May 2008, at the time that the employment arrangements for Mr. Wells (as CEO) and Dr. Squires (as Chairman) were established. As set out in the Company's management proxy circular dated May 9, 2008 (the "2008 Circular"), the compensation arrangements for Mr. Wells and Dr. Squires were reviewed and approved by an independent committee of the Board and also by the CNGC Committee. Mr. Wells, who had been a member of the CNGC Committee, recused himself from all meetings or discussions regarding his compensation and that of Dr. Squires. Mercer provided advice to both the Independent Committee and the CNGC Committee regarding the proposed compensation for Mr. Wells and Dr. Squires. Further, as noted in the 2008 Circular, the terms of Mr. Wells' employment agreement were substantially consistent with the employment terms of Dr. Squires, the prior chief executive officer. The Board believes that the process followed by Biovail in entering into these employment arrangements was proper corporate governance and beyond reproach, and that all conflicts of interest were carefully considered and managed to ensure that such arrangements were transparent and above reproach. Such arrangements were fully disclosed in the 2008 Circular provided to shareholders in connection with the 2008 annual meeting of shareholders of the Company. This meeting resulted in an overwhelming vote by shareholders in favour of Biovail's nominees to the Board, and thereby an indirect endorsement of all measures taken by the Board to implement the New Strategic Focus, including the management changes and employment arrangements which were a key element of such implementation.

Nominating and Corporate Governance Committee

The Board of Directors established an independent Nominating and Corporate Governance Committee in August 2008. The Nominating and Corporate Governance Committee is comprised of Mr. Segal (Chairperson), Mr. Gouin and Mr. Laidley, all of whom are independent directors, as defined by applicable regulatory and stock exchange requirements. The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are set out in the written charter of the Nominating and Corporate Governance Committee, a copy of which is available on our website at www.biovail.com (under the tab "About Biovail" and under the subtab "Corporate Governance"). Its charter requires that all members of the Nominating and Corporate Governance Committee be independent within the meaning of applicable regulatory and stock exchange requirements and the Board Charter.

As described in its charter, the key responsibilities of the Nominating and Corporate Governance Committee include:

  •
  developing and updating a long-term selection and screening plan for the composition of the Board to ensure that suitable director candidates are identified and providing recommendations to the Board regarding, among other things, the competencies and skills of the Board and the qualifications of its directors;

  •
  identifying and recommending to the Board new nominees for election by shareholders or for appointment by the Board to fill planned and unplanned vacancies and ensure the orderly succession of directors to keep the Board appropriately balanced in terms of skills and experience;

  •
  reviewing and recommending to the Board our approach to corporate governance, including annually recommending for approval corporate governance practices and procedures, developing new charters for any new committees established by the Board, and monitoring relationships and communication between management and the Board;

  •
  reviewing and recommending to the Board for approval any disclosure relating to our governance practices;

  •
  recommending to the Board structures and procedures to enable the Board to function independently of management, including procedures to permit the independent directors to meet on a regular basis without management or non-independent directors present;

  •
  reviewing the composition and mandate of the Board and each committee of the Board annually and, if appropriate, recommending to the Board any programs or changes it considers necessary or desirable with respect thereto;

  •
  reviewing and recommending to the Board revisions, if any, to our orientation program for new directors and our continuing education program for all directors;

  •
  assisting the Board in discharging its assessment duties, including annually developing and recommending processes for assessing the performance and effectiveness of the Board as a whole and the committees of the Board, and for assessing the performance of individual directors, the Chairman, the Lead Director and the Chairperson of each committee of the Board;

  •
  reviewing and making recommendations to the Board on all matters involving a director's potential or actual conflict of interest as may be referred to the committee by the Board; and

  •
  overseeing each of the Company's Disclosure, Insider Trading and Blackout policies.

In addition, director compensation is set by the Board on the recommendation of the Nominating and Corporate Governance Committee. The Board believes that the remuneration paid to directors is appropriate in light of the time commitment and risks and responsibilities involved. Recently, the Board formalized share ownership guidelines for non-management directors. For more information regarding the compensation of directors, please see "Section 5 — Disclosure of Compensation and Related Information — Compensation of Directors" on page 40 of the Circular.

Nomination of Directors

The Nominating and Corporate Governance Committee assists the Board by identifying individuals qualified to become directors and recommending new nominees to the Board.

In making recommendations to the Board for new nominees for election or appointment, the Nominating and Corporate Governance Committee considers the selection criteria approved by the Board from time to time, including the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess, the competencies and skills that the Board considers to be necessary for each existing Director to possess and the competencies and skills each new nominee would bring to the boardroom.

In selecting individuals to be recommended for election by shareholders, the Board looks for individuals who demonstrate certain competencies and characteristics including, but not limited to, the following key traits: (i) proven track record of sound business judgment and good business decisions; (ii) demonstrated integrity and high ethical standards; (iii) financial literacy; (iv) appropriate knowledge of business and industry issues; (v) specific knowledge and experience to support the development and/or implementation of business strategies; (vi) communication and advocacy skills; (vii) ability to contribute to the Board's effectiveness and performance; and (viii) availability for Board and committee work.

2008 Independent Committee

In early January 2008, the Board established the Independent Committee of independent directors to review and consider strategic alternatives to enhance shareholder value and to explore operational strategies that would allow the Company to create sustainable growth and more efficient capitalization of our core capabilities. The Independent Committee's mandate was subsequently expanded to include the review and consideration of management succession plans for BLS, having regard to the fact that a significant portion of Biovail's assets were based in Barbados and Biovail earned a significant portion of its income through BLS. Further, following the dissident proxy battle launched by Eugene Melnyk, the Independent Committee's mandate was further expanded to include oversight of the Company's response to the dissident proxy contest (including review of the Company's management proxy circular). During the period of January 15, 2008 to June 2, 2008, the Independent Committee met eleven times. The fees paid to members of the Independent Committee reflect the number of meetings and greater time commitment required as a result of the Committee's broad and expanded mandate (see "Section 5 — Disclosure of Compensation and Related Information — Compensation of Directors").

Other Board Committees

In addition to the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, the Board also has the Risk and Compliance Committee. Our Risk and Compliance Committee is comprised of Mr. Parrish (Chairperson), Mr. Power, Mr. Van Every and Mr. Wells.

The Risk and Compliance Committee operates pursuant to a written charter and assists the Board with its oversight of processes in place to identify, assess, monitor and control critical risks facing us, including regulatory risks and other principal risks associated with our business. Responsibilities of the Risk and Compliance Committee include:

  •
  identifying the material risks of our business and satisfying itself as to the implementation of appropriate policies, procedures and systems to manage these risks;

  •
  monitoring the appropriateness and effectiveness of our risk management systems and policies, including evaluating on a regular basis the effectiveness and prudence of senior management in managing our operations and the risks to which we are exposed;

  •
  providing advice to the Board of Directors, when appropriate, on the risk impact of any strategic decision that the Board of Directors may be contemplating;

  •
  establishing, reviewing and annually updating the Standards and the Code with a view to complying with all applicable rules and regulations and satisfying itself that management has established a system to enforce the Standards and the Code;

  •
  investigating or causing to be investigated any reports of non-compliance with or potential violations of the Standards or the Code;

  •
  reviewing regular reports from management, our compliance officer and our legal counsel on significant legal and regulatory requirements to which we are subject and the compliance program in place to ensure compliance with these requirements;

  •
  reviewing our marketing practices and guidelines and making recommendations to the Board of Directors regarding suggested revisions, if any, to such practices and guidelines; and

  •
  reviewing and recommending to the Board for approval all disclosure regarding risk factors to be included in our annual report and other disclosure documents.

Assessments

The Board is in the process of completing an assessment in respect of 2008, which addresses the contribution and effectiveness of the Board, its committees and the individual directors. This assessment is conducted on an annual basis.

In 2009, the Nominating and Corporate Governance Committee retained Levin & Company to assist in the annual evaluation of the performance and effectiveness of our Board. The evaluation process provides the directors with an opportunity to reflect on the Board's overall performance and to benchmark itself against best practices in corporate governance and other key indicators of Board effectiveness. As part of this evaluation process, Levin & Company have been conducting and will continue to conduct one-on-one interviews with each director regarding the performance and effectiveness of our Board. Levin & Company also interviewed several members of senior management. In connection with these interviews and in collaboration with the Nominating and Corporate Governance Committee, Levin & Company have customized and prepared topics and interview questions in various areas, including: the Board's role in monitoring strategy and corporate performance; Board composition and structure; Board leadership, management relations and communication; Board processes; and Board meetings.

Following the confidential, one-on-one interviews with each director and selected members of senior management, Levin & Company has been compiling and analyzing the data derived from these assessment interviews and will provide a report to the Nominating and Corporate Governance Committee on the results and Levin & Company's recommendations to the Nominating and Corporate Governance Committee. The goals of this evaluation process include: identifying initial perspectives on strengths and developmental needs relating to Board composition, leadership, effectiveness, structure, performance, communication, and process; identifying early opportunities to improve Board governance practices; and recommending practices that may further encourage directors to work in an environment shaped by a culture focused on open and frank communication.

After the above-noted process has been completed, Levin & Company will continue to assess and evaluate the Board, its committees and individual directors throughout the year.

APPENDIX B CHARTER OF THE BOARD OF DIRECTORS

1.         PURPOSE AND RESPONSIBILITY OF THE BOARD

  By approving this Charter of the Board of Directors (the "Charter"), the Board of Directors (the "Board") explicitly assumes responsibility for the stewardship of Biovail Corporation ("Biovail") and its business. This stewardship function includes responsibility for the matters set out in this Charter, which form part of the Board's statutory responsibility to manage or supervise the management of Biovail's business and affairs.

2.         REVIEW OF CHARTER

  The Board shall review and assess the adequacy of this Charter annually to ensure, among other matters, compliance with any rules or regulations disseminated by any regulatory body and any applicable Stock Exchange requirements (as defined herein), and at such other times as it considers appropriate, and shall consider and make such amendments to this Charter as the Nominating and Corporate Governance Committee of the Board (the "NCG Committee") shall recommend and that the Board considers necessary or appropriate. "Stock Exchanges" shall mean, at any time, those stock exchanges on which any securities of Biovail are listed for trading.

3.         ELECTION AND REMOVAL OF DIRECTORS

3.1
Number of Directors

  The Board shall consist of such number of Directors as the shareholders (or the Board as authorized by the shareholders) may determine from time to time within any range as may be set out in Biovail's articles.

3.2
Election of Directors

  Directors shall be elected by the shareholders annually for a one year term, but if Directors are not elected at any annual meeting, the incumbent Directors shall continue in office until their successors are elected or appointed.

3.3
Vacancies

  The Board may appoint a member to fill a vacancy, which occurs in the Board between annual elections of Directors, to the extent permitted by the Canada Business Corporations Act, as amended (the "CBCA").

3.4
Ceasing to be a Director

  A Director will cease to hold office upon:

  (a)
  delivering a resignation in writing to Biovail, subject to the circumstances provided in Sections 2.2 and 3.2 of Biovail's Corporate Governance Guidelines when such resignation is not effective unless and until accepted by the Board;

  (b)
  being removed from office by an ordinary resolution of the shareholders;

  (c)
  his or her death; or

  (d)
  becoming disqualified from acting as a Director.

3.5
Deemed Resignation.

  A Director shall offer his or her resignation to Biovail (which resignation may or may not be accepted) if that Director changes his or her principal occupation.

4.         CRITERIA FOR DIRECTORS

4.1
Qualifications of Directors

  Every Director shall be an individual who is at least 18 years of age, has not been determined by a court to be of unsound mind and does not have the status of being bankrupt.

4.2
Residency

  At least 25% of the Directors shall be resident Canadians (as defined in the CBCA).

4.3
Independence of Directors

  The composition of the Board shall comply with all statutory, regulatory and Stock Exchange requirements to which Biovail is subject from time to time. Without limiting the generality of the foregoing, at least a majority of the Directors shall be independent Directors, and the Directors constituting that majority must be independent of any and all of Biovail's shareholders who own or control 10% or more of Biovail's common stock. An independent Director shall be a Director who:

  (a)
  does not, as determined by the Board, have a direct or indirect material relationship with Biovail (either directly or indirectly as a partner, shareholder or officer of an organization that has a relationship with Biovail); and a "material" relationship shall be a relationship, which in the reasonable view of the Board, could interfere with the exercise of a Director's independent judgement; and

  (b)
  is independent as "independence" is defined for the purposes of board composition under applicable regulatory and Stock Exchange requirements in the United States and Canada as in effect from time to time and in accordance with such additional requirements for independence as the Board may establish.

4.4
Other Criteria

  The Board may establish other criteria for Directors as contemplated in this Charter.

5.         BOARD CHAIRMAN

5.1
Chairman to Be Appointed Annually.

  The Board shall appoint the Chairman of the Board ("Chairman") annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected. If the Board does not so appoint a Chairman, the Director who is then serving as Chairman shall continue as Chairman until his or her successor is appointed.

5.2
Independence of Chairman/Lead Director

  The Chairman shall be an independent Director, unless the Board determines that it is inappropriate to require the Chairman to be independent. If the Board determines that it would be inappropriate to require the Chairman to be independent, then the independent Directors shall select from among their number a Director who will act as "Lead Director" and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Lead Director shall be chosen at a meeting of independent Directors that is not attended by non-independent Board members or Biovail management. The Chairman, if independent, or the Lead Director if the Chairman is not independent, shall act as the effective leader of the Board and ensure that the Board's agenda will enable it to successfully carry out its duties.

5.3
Evaluation

  The Board shall conduct an annual performance evaluation of the Chairman and, if applicable, the Lead Director, taking into account the applicable position description for the Chairman and the Lead Director.

6.         REMUNERATION OF DIRECTORS AND RETAINING ADVISORS

6.1
Remuneration.

  Members of the Board and the Chairman shall receive such remuneration for their service on the Board as the Board may determine from time to time, in consultation with the NCG Committee.

6.2
Retaining and Compensating Advisors

  The Board, each committee of the Board and each Director shall have the authority to retain, at Biovail's expense, external legal counsel, consultants or other advisors, as appropriate, to assist the Board, committee or Director, as the case may be, in fulfilling his or her responsibilities, with the approval of the Chairman of the NCG Committee, which approval may not be unreasonably withheld or delayed.

7.         MEETINGS OF THE BOARD

7.1
Time and Place of Meetings

  Meetings of the Board shall be called and held in the manner and at the location contemplated in Biovail's by-laws.

7.2
Frequency of Board Meetings

  The Board shall meet regularly, at least four times per year and additionally, as necessary.

7.3
Quorum

  In order to transact business at a meeting of the Board:

  (a)
  at least a majority of Directors then in office shall be present;

  (b)
  at least 25% of the Directors present must be resident Canadians (or, if this is not the case, a resident Canadian Director who is unable to be present and whose presence at the meeting would have resulted in the required number of resident Canadian Directors being present, must approve the business transacted at the meeting, whether in writing, by phone or otherwise); and

  (c)
  at least 60% of the Directors present must be independent as defined in Section 4.3 of this Charter.

7.4
Secretary of the Meeting

  The Chairman shall designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of any meeting of the Board.

7.5
Right to Vote

  Each member of the Board shall have the right to vote on matters that come before the Board, subject to Section 10.3 of this Charter.

7.6
Invitees

  The Board may invite any of Biovail's officers, employees, advisors or consultants or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

7.7
Minutes

  Minutes of each meeting of the Board will be kept by the Secretary of such meeting and distributed to the Board for review and approval prior to the next scheduled meeting of the Board.

8.         IN CAMERA SESSIONS

8.1
In Camera Sessions of Non-Management Directors

  At each meeting of the Board, the Directors shall meet without any member of management being present (including any Director who is a member of management).

8.2
In Camera Sessions of Independent Directors

  At each meeting of the Board, the independent Directors shall meet without any member of management or any non-independent Director being present.

9.         DELEGATION AND RELIANCE

9.1
Delegation to Committees

  The Board may establish and delegate to committees of the Board any duties and responsibilities of the Board which the Board is not prohibited by law or applicable Stock Exchange requirements from delegating. However, no committee of the Board shall have the authority to make decisions which bind Biovail, except to the extent that such authority has been expressly delegated to such committee by the Board.

9.2
Requirement for Certain Committees

  The Board shall establish and maintain the following committees of the Board, each having mandates that incorporate all applicable legal and Stock Exchange listing requirements and which are consistent with current, independent and qualified views of best practices as the Board may consider appropriate:

  (a)
  Audit Committee;

  (b)
  Compensation Committee;

  (c)
  NCG Committee; and

  (d)
  Risk and Compliance Committee (the "Risk Committee").

9.3
Composition of Committees

  The Board will approve the composition and appoint and seek to maintain in office members of each of its committees such that the composition of each such committee is in compliance with applicable Stock Exchange listing requirements and with the requirements of relevant securities regulatory authorities and with such best practice guidelines as the Board may consider appropriate and shall require the NCG Committee to make recommendations to it with respect to such matters.

9.4
Board — Committee Communication

  To facilitate communication between the Board and each Board committee, each committee chairperson shall provide a report to the Board on material matters considered by each committee at the first Board meeting following each committee meeting where such matters were considered.

9.5
Review of Charters

  On an annual basis, the Board will review the recommendations of the NCG Committee with respect to the charters of each committee of the Board. The Board will approve those changes to the charters that it determines are appropriate.

9.6
Delegation to Management

  Subject to Biovail's articles and by-laws, the Board may designate the offices of Biovail, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of Biovail, except to the extent that such delegation is prohibited under the CBCA, applicable rules of securities regulatory authorities and Stock Exchanges, or limited by the articles or by-laws of Biovail or by any resolution of the Board or policy of Biovail.

9.7
Limitations on Management Authority

  The following matters shall require the approval of the Board (or the approval of a committee to which it has delegated authority with respect to such matters):

  (a)
  all decisions which are outside of the ordinary course of Biovail's business (including, without limitation, litigation strategies, major financings, major acquisitions, major dispositions, significant licensing and new commercial relationships);

  (b)
  any expenditure above an amount specified by the Board from time to time;

  (c)
  changes to Biovail's organizational (legal entity) structure;

  (d)
  appointment of officers; and

  (e)
  such other matters as the Board may determine from time to time.

9.8
Access to Management

  The Board shall have unrestricted access to Biovail's management and employees.

9.9
Reliance on Management

  The Board is entitled to rely in good faith on the information and advice provided to it by Biovail's management.

9.10
Reliance on Others

  The Board is entitled to rely in good faith on information and advice provided to it by advisors, consultants and such other persons as the Board considers appropriate.

9.11
Oversight

  The Board retains responsibility for oversight of any matters delegated to any committee of the Board or to management.

10.      DUTIES OF INDIVIDUAL DIRECTORS

10.1
Fiduciary Duty and Duty of Care

  In exercising his or her powers and discharging his or her responsibilities, a Director shall:

  (a)
  act honestly and in good faith with a view to the best interests of Biovail; and

  (b)
  exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

10.2
Compliance with CBCA and Constating Documents

  A Director shall comply with the CBCA and the regulations to the CBCA as well as with Biovail's articles and by-laws.

10.3
Conflict of Interest

  If an actual or potential conflict of interest arises, a Director shall promptly inform the Chairman or Lead Director, as appropriate, and shall refrain from voting or participating in discussion of the matter in respect of which he or she has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the Director should resign.

10.4
Confidentiality

  Directors will maintain the absolute confidentiality of the deliberations and decisions of the Board and information received at meetings of the Board, except as may be specified by the Chairman or if the information is publicly disclosed by Biovail.

10.5
Board Interaction with Third Parties

  If a third party approaches a Director on a matter of interest to Biovail, the Director should bring the matter to the attention of the Chairman or the Lead Director, as applicable, who shall determine whether this matter should be reviewed with management of Biovail or should more appropriately be dealt with by the Board in an in camera session.

10.6
Compliance with Biovail's Policies

  A Director shall comply with all policies of Biovail applicable to members of the Board as approved by the Board from time to time.

11.      RESPONSIBILITIES OF DIRECTORS

11.1
Responsibilities Set out in Charter

  A Director shall review and participate in the work of the Board necessary in order for the Board to discharge the duties and responsibilities set out in accordance with the Charter.

11.2
Orientation and Education

  A Director shall participate in the orientation and continuing education programs developed by Biovail for the Directors.

11.3
Meeting Preparation and Attendance

  In connection with each meeting of the Board and each meeting of a committee of the Board of which the Director is a member, a Director shall:

  (a)
  review thoroughly the material provided to the Director in connection with the meeting, provided that such review is practicable in view of the time at which such material was delivered to the Director; and

  (b)
  attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).

11.4
Assessment

  A Director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual Directors.

11.5
Other Responsibilities

  A Director shall perform such other functions as may be delegated to that Director by the Board or any committee of the Board from time to time.

12.      BOARD RESPONSIBILITY FOR SPECIFIC MATTERS

12.1
Responsibility for Specific Matters

  The Board explicitly assumes responsibility for the matters set out in Section 15 of this Charter, recognizing that these matters represent in part responsibilities reflected in requirements and recommendations adopted by applicable securities regulators and the Stock Exchanges and do not limit the Board's overall stewardship responsibility or its responsibility to manage or supervise the management of Biovail's business and affairs.

12.2
Delegation to Committees

  Whether or not specific reference is made to committees of the Board in connection with any of the matters referred to below, the Board may direct any committee of the Board to consider such matters and to report and make recommendations to the Board with respect to these matters.

13.      CORPORATE GOVERNANCE GENERALLY

13.1
Governance Practices and Principles

  The Board shall be responsible for developing Biovail's approach to corporate governance. It shall consider at least annually and, if appropriate, approve recommendations of the NCG Committee with respect to Biovail's approach to corporate governance including a set of governance principles and guidelines ("Corporate Governance Guidelines").

13.2
Governance Disclosure.

  The Board shall approve disclosure about Biovail's governance practices in any document before it is delivered to Biovail's shareholders or filed with securities regulators or with the Stock Exchanges.

13.3
Certification

  The Board shall review and approve before it is filed, each certification required to be delivered by Biovail's Chief Executive Officer (the "CEO") and/or Chief Financial Officer to the Stock Exchanges with respect to Biovail's compliance with its listing agreement or with respect to non-violation of applicable corporate governance listing standards.

13.4
Delegation to Nominating and Governance Committee

  The Board may direct the NCG Committee to consider the matters contemplated in this Section 13 and to report and make recommendations to the Board with respect to these matters.

14.      RESPONSIBILITIES RELATING TO MANAGEMENT

14.1
Integrity of Management

  The Board shall, to the extent feasible, satisfy itself:

  (a)
  as to the integrity of the CEO and other senior officers; and

  (b)
  that the CEO and other senior officers create a culture of integrity throughout the organization.

14.2
Succession Planning

  The Board shall consider and, if appropriate, approve recommendations of the Compensation Committee and the NCG Committee, as applicable, with respect to:

  (a)
  policies and principles for Chairman and Lead Director selection and performance review with respect to potential successors to the Chairman and Lead Director;

  (b)
  policies and principles for CEO selection and performance review with respect to potential successors to the CEO;

  (c)
  policies regarding succession in the event of an emergency or the retirement of the CEO; and

  (d)
  appointing, training and monitoring senior management.

14.3
Executive Compensation Policy

  The Board (and only the independent Directors in the case of CEO compensation and incentive compensation awards intended to qualify for an exemption from the limits of section 162(m) of the U.S. Internal Revenue Code of 1986, as amended) shall receive recommendations of the Compensation and NCG Committee, as applicable, and make such determinations as it considers appropriate with respect to:

  (a)
  CEO's compensation level;

  (b)
  non-CEO officer compensation;

  (c)
  director compensation;

  (d)
  non-equity compensation plans; and

  (e)
  equity-based compensation plans.

14.4
Standards of Business Conduct

  The Board shall consider the recommendations of the Risk Committee and, if appropriate, establish and periodically review and update Biovail's Standards of Business Conduct (the "Standards") with a view to complying with all applicable rules and regulations and satisfying itself that management has established a system to enforce these Standards.

15.      OVERSIGHT OF THE OPERATION OF THE BUSINESS

15.1
Risk Management

  The Board shall receive regular reporting from the Risk Committee on the principal risks of Biovail's business and the implementation of appropriate systems to manage these risks and review reports by management relating to the operation of, and any material deficiencies in, these systems.

15.2
Strategic Planning Process

  The Board shall adopt a strategic planning process and shall approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of Biovail's business and emerging trends and the competitive environment of the industry.

  The Board shall periodically review management's implementation of Biovail's strategic plan. The Board shall review and, if advisable, approve any material amendments to, or variances from, this plan.

15.3
Internal Control and Management Information Systems

  The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management.

  The Board shall review reports of management and the Audit Committee concerning the integrity of Biovail's internal controls. Where appropriate, the Board shall require management (overseen by the Audit Committee) to implement changes to ensure the integrity of such systems.

  The Board shall review reports of the Risk Committee concerning the integrity of Biovail's management information systems. Where appropriate, the Board shall require management to implement changes to ensure the integrity of such systems.

15.4
Communications Policy and Feedback Process

  Biovail endeavours to keep its shareholders informed of its progress through a comprehensive annual report or annual information form, management proxy circular, quarterly interim reports and periodic press releases.

  The Board shall review and, if determined appropriate, approve a communication policy for Biovail for communicating with shareholders, the investment community, the media, governments and their agencies, employees and the general public. The Board shall consider, among other things, the recommendations of management and the NCG Committee with respect to this policy.

  The Board shall establish a process pursuant to which the Board can receive feedback from shareholders.

15.5
Financial Statements

  The Board shall receive regular reports from the Audit Committee with respect to the integrity of Biovail's financial reporting system and its compliance with all regulatory requirements relating to financial reporting.

  The Board shall review the recommendations of the Audit Committee with respect to the annual financial statements and Management's Discussion & Analysis ("MD&A") of such financial statements to be delivered to shareholders. If appropriate, the Board shall approve such financial statements and MD&A.

15.6
Capital Management

  The Board shall receive regular reports from management on the structure and management of Biovail's capital.

15.7
Pension Plan Matters

  The Board shall receive and review reports from management and from the Audit Committee covering administration, investment performance, funding, financial impact, actuarial reports and other pension plan related matters.

15.8
Standards of Business Conduct

  The Board will review and approve the Standards. In approving the Standards, the Board will consider the recommendations of the Risk Committee concerning its compliance with applicable legal and Stock Exchange listing requirements and with such recommendations of relevant securities regulatory authorities and Stock Exchanges as the Board may consider appropriate.

  At least annually, the Board shall review the reports relating to compliance with, or material deficiencies from, the Standards and approve changes it considers appropriate.

15.9
Compliance and Disclosure

  The Board will direct the Risk Committee to monitor compliance with the Standards and recommend disclosures with respect thereto. The Board will consider any report of the Risk Committee concerning these matters, and will approve of any waiver granted to a Director or senior officer of Biovail from complying with the Standards.

16.      COMPOSITION AND STRUCTURE OF BOARD AND COMMITTEES

16.1
Size of the Board

  The Board shall consider and, if appropriate, approve any recommendations of the NCG Committee in connection with the size and composition of the Board for the purpose of establishing a Board comprised of members who facilitate effective decision making.

16.2
Independence

  The Board shall consider and, if appropriate, approve recommendations of the NCG Committee regarding structures and procedures to permit the Board to function independently of management, including procedures to permit the Board to meet on a regular basis without management present.

16.3
Nomination and Appointment of Directors

  The Board shall nominate individuals for election as Directors by the shareholders and shall require the NCG Committee to make recommendations to it with respect to such nominations.

  The Board shall consider, and if appropriate, adopt a process recommended to it by the NCG Committee pursuant to which the Board shall:

  (a)
  consider what competencies and skills the Board, as a whole, should possess; and

  (b)
  assess what competencies and skills each existing Director possesses and which the Board therefore as a whole possesses.

17.      BOARD EFFECTIVENESS

17.1
Position Descriptions

  The Board shall review and, if determined appropriate, approve the recommendations of the NCG Committee, and, with respect to the CEO, the Compensation Committee, concerning formal position descriptions for:

  (a)
  the Chairman of the Board, the Lead Director and the Chairperson of each committee of the Board; and

  (b)
  the CEO.

17.2
Director Orientation and Continuing Education

  The Board shall review and, if determined appropriate, approve the recommendations of the NCG Committee concerning:

  (a)
  a comprehensive orientation program for new Directors; and

  (b)
  a continuing education program on issues facing Biovail and on subjects that would assist the Directors in discharging their duties.

17.3
Board, Committee and Director Assessments

  The Board shall review and, if determined appropriate, adopt a process recommended by the NCG Committee for assessing the performance and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual Directors on an annual basis.

17.4
Annual Assessment of the Board

  Each year, the Board shall assess its performance and effectiveness in accordance with the process established by the NCG Committee.

This Charter is subject to the provisions of Biovail's articles, by-laws and the Canada Business Corporations Act, all as amended from time to time. This Charter is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of Biovail. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of Biovail's articles and by-laws, it is not intended to establish any legally binding obligations.

Dated at Mississauga this 21st day of April, 2009.

SCHEDULE 1 EXTERNAL ADVISORY BOARD

Details of each External Advisory Board member's expertise and experience is set out below:

Franklin M. Berger.    Mr. Berger provides consulting services to the biotechnology industry, including biopharmaceutical firms, asset managers and venture capital companies. He currently serves on the Board of Directors of several biotechnology companies, including Seattle Genetics, Inc. and ViroChem Pharma, Inc. He began his career in 1985 in the investment industry, working at Pantagruel Partners, a seed venture capital company in New York, focusing exclusively on biotechnology investments. From there, he transitioned into equity research, where he served as a sell-side analyst for a number of notable firms, including Salomon Smith Barney and JPMorgan Securities, Inc. During his five years at JPMorgan, Mr. Berger was involved in the issuance of over $12 billion in biotechnology company equity or equity-linked securities. Mr. Berger received a B.A. and M.A. from Johns Hopkins University and an MBA from Harvard University. He is also a Founding Fellow of the Biotechnology Study Center at New York University School of Medicine.

Dr. Mark A. Cochran.    Dr. Cochran has an extensive background in life sciences that includes roles in basic and applied research, drug development, business development and venture capital. Dr. Cochran is the acting Chief Executive Officer of the newly formed division of Microbix Biosystems that holds the commercial rights to the protein drug Urokinase. Until May 2008, Dr. Cochran was the CEO and executive director of the Blanchette Rockefeller Neurosciences Institute. Prior to that, he was managing director of the NeuroVentures Fund, a venture capital group that invests in companies developing drugs, devices and other medical technologies for clinical neuroscience. Prior to that, Dr. Cochran worked with MDS Capital Corp., a Toronto-based healthcare venture capital group. Dr. Cochran's experience in the pharmaceutical and biotechnology industry includes serving at Bayer Pharmaceuticals, most recently as Vice-President of Business Development, Biotechnology, in Berkeley, California. Before joining Bayer, Dr. Cochran co-founded MicroGeneSys, Inc., a Connecticut-based vaccine company where he was a co-inventor and co-developer of candidate vaccines for HIV, HBV, malaria, influenza and others. Dr. Cochran received a Ph.D. in microbiology and immunology from Queen's University, Kingston, Ontario, and a Master's degree in microbiology from the University of Guelph. He has also completed a post-doctoral fellowship at the National Institutes of Health and is listed as the author on 22 scientific papers, 70 abstracts and six patents.

Dr. Kathleen Clarence-Smith.    Dr. Clarence-Smith is an internationally recognized neurologist whose career has been dedicated to developing and commercializing novel pharmaceuticals. She has over 15 years of experience in the pharmaceutical industry, including senior positions at sanofi-aventis, Roche, and Otsuka. More recently, she has founded, raised money and headed start-up pharmaceutical companies. Dr. Clarence-Smith co-founded KM Pharmaceuticals Consulting Group, a company that manages pharmaceutical projects from the Investigational New Drug stage to the end of Phase II clinical development in the U.S. Prior to that, she co-founded Prestwick, a privately held specialty pharmaceutical company that Biovail acquired in September 2008. Prior to that, she co-founded Prestwick Chemical, a successful medicinal chemistry company, based in Strasbourg, France, that sells chemical libraries and performs medicinal chemistry on a fee-for-service basis. Dr. Clarence-Smith received a M.D. and Ph.D. in Neurosciences at the University of Tours, France, and completed a post-doctoral fellowship at Johns Hopkins University School of Medicine in the Department of Pharmacology and Experimental Therapeutics. She is a co-founder, Board member, and past President of the American Society of Experimental NeuroTherapeutics and is a member of several other scientific societies. She is the author of more than 100 peer-reviewed scientific papers and of more than 20 patents.

Dr. Robert H. Lenox.    Dr. Lenox is President of RHL Consulting, LLC, which provides consulting services in central nervous system drug-discovery and development. Dr. Lenox serves as a member of the scientific advisory board ("SAB") for a number of biotechnology, pharmaceutical, and venture capital companies. Until recently, he served as Vice-President and Worldwide Head of CNS Drug Discovery for sanofi-aventis. Prior to entering the pharmaceutical industry in 2001, Dr. Lenox held an endowed, tenured faculty position as Professor of Psychiatry, Pharmacology and Neuroscience at the University of Pennsylvania School Of Medicine. Dr. Lenox has had a distinguished academic, clinical and research career for over 25 years as a psychiatrist and neuroscientist with continuous grant funding from the U.S. National Institutes of Health. He has authored or co-authored over 150 peer-reviewed publications in molecular neuropharmacology and clinical psychopharmacology. Dr. Lenox is a Life Fellow of the American College of Neuropsychopharmacology and a Distinguished Fellow of the American Psychiatric Association. He received a B.Sc. in Biochemistry from the Massachusetts Institute of Technology, and a medical degree from the University of Vermont College of Medicine.

Dr. Karoly Nikolich.    Dr. Nikolich is the CEO of Amnestix, Inc., a biopharmaceutical company focused on developing treatments for central nervous system disorders. Dr. Nikolich also serves on the Board of Directors or SAB of several other biotechnology companies, and is the U.S. advisor to Dievini, a German investment fund. Dr. Nikolich has more than 25 years of experience in the biotechnology industry. He began his career as a scientist at Genentech, Inc., where he initiated and developed the company's first neuroscience research program. Later, he co-founded several biotech companies, including AGY Therapeutics, Inc. From 2005 to 2007, he was Executive Director of the Neuroscience Institute at Stanford University. Dr. Nikolich is Consulting Professor at Stanford University Medical School and was formerly Adjunct Professor at the University of Southern California. He has co-authored 125 publications and is the inventor of over 20 patents. Mr. Nikolich graduated from Eotvos University in Budapest, Hungary, and has conducted post-doctoral studies at Tulane University in New Orleans and at the University of California, San Francisco.

Dr. Ian Ragan.    Dr. Ragan is Director of CIR Consultancy Ltd., which provides consultancy services to the pharmaceutical and biotechnology industries. He is also the Executive Director of the European Brain Council, and an advisor to the European Federation of Pharmaceutical Industries and Associations' Innovative Medicines Initiative. In addition, he chairs the SAB of Capsant Neurotechnologies, and is a member of the SAB of Evotec AG. He also chairs the Biologicals Expert Working Group of the National Centre for Replacement, Refinement and Reduction of Animals, exploring the use of non-human primates in the development of monoclonal antibodies. Previously, Dr. Ragan served as Executive Director, Neuroscience Research, Europe and as Executive Director, European Scientific Affairs for Eli Lilly & Co. Following a number of years in academia, Dr. Ragan began his career in the pharmaceutical industry in Merck Sharp and Dohme's Neuroscience Research Centre in 1986, eventually becoming Executive Director of Biochemistry and Molecular Biology. Dr. Ragan received a Ph.D. in biochemistry from the University of Bristol and was also educated at the Universities of Cambridge. He undertook post-doctoral research in biochemistry at Cornell University and the State University of New York.

SCHEDULE 2 AMENDMENTS TO BY-LAW

RESOLUTION OF THE SHAREHOLDERS
OF
BIOVAIL CORPORATION

BE IT RESOLVED THAT:

Amendment to Quorum Requirement for Meetings of Shareholders

1.
Section 39 of By-Law 1 of the Company be deleted in its entirety and replaced with the following:

  "A quorum for the transaction of business at any meeting of shareholders of the Company shall be two persons present, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled, and together holding or representing shares of the Company having not less than 25% of the outstanding votes entitled to be cast at the meeting."

Amendment to Voting Requirement for Meetings of Directors

2.
The last sentence of Section 18 of By-Law 1 of the Company be deleted and replaced with the following:

  "In the event of an equality of votes at any meeting of directors, the chair of the meeting shall not be entitled to a second or casting vote."

General

3.
Any director or officer of the Company is hereby authorized on behalf of the Company to execute and deliver all documents in writing and to do all such other acts and things as such director or officer may determine to be necessary or advisable in connection with the foregoing resolutions.

SCHEDULE 3 AMENDMENTS TO 2007 EQUITY COMPENSATION PLAN

RESOLUTION OF THE SHAREHOLDERS
OF
BIOVAIL CORPORATION

BE IT RESOLVED THAT:

Increase Number of Common Shares Issuable from Treasury

1.
Section 3.4(a) of the Company's 2007 Equity Compensation Plan be amended to increase the maximum number of Common Shares that may be issued from treasury pursuant to the exercise of options and vesting of restricted share units ("RSUs") from 6,000,000 to 12,000,000.

Increase Sub-Limit Number of RSUs Issuable from Treasury

2.
Section 3.4(b) of the Company's 2007 Equity Compensation Plan be amended to increase the number of Common Shares that may be issued from treasury pursuant to the vesting of RSUs from 25% to 40% of the maximum number of Common Shares reserved for issuance under the 2007 Equity Compensation Plan in Section 3.4(a) of the Plan.

General

3.
Any director or officer of the Company is hereby authorized on behalf of the Company to execute and deliver all documents in writing and to do all such other acts and things as such director or officer may determine to be necessary or advisable in connection with the foregoing resolutions.

SCHEDULE 4 DISSIDENT SHAREHOLDER'S RESOLUTIONS

The meeting requisition submitted by the Dissident Shareholder included eight shareholder resolutions reproduced in this schedule in unedited form.

Review of the Dissident Shareholder Resolutions

All of the Dissident Shareholder Resolutions were submitted by Eugene Melnyk and a company under his control, EM Holdings B.V., c/o Ken Villazor, 25 Metcalfe Street, Toronto, Ontario M4X 1R5.

After receiving the Dissident Shareholder's requisition, the members of the Company's Nominating and Corporate Governance Committee, all three of whom are independent directors, assumed responsibility for reviewing and evaluating whether or not the Dissident Shareholder Resolutions were in the best interests of the Company. The Committee engaged independent legal counsel to assist with the review.

The Nominating and Corporate Governance Committee met on March 25, 2009 and reviewed each of the Dissident Shareholder Resolutions reproduced in this Schedule with the assistance of the Committee's independent legal counsel. The Committee met again on April 21, 2009 and determined its recommendations regarding each of the Dissident Shareholder Resolutions. These recommendations were considered by the Board at a Board meeting held on April 21, 2009. After carefully reviewing each of the recommendations, the Board adopted each of the Committee's recommendations. The Board and the Committee unanimously recommend that shareholders vote AGAINST each Dissident Shareholder Resolution for the reasons set out below.

The Committee's recommendations, and the Board's concurrent recommendations, on each of the Dissident Shareholder Resolutions and the reasons for such recommendations are set out below in more detail.

Biovail's Corporate Governance Practices

Biovail's corporate governance practices, set out in the Statement of Corporate Governance Practices in Appendix "A" to the Circular, are fully compliant with Canadian securities regulatory requirements for reporting issuers, and are also very responsive to most of the recommendations for corporate governance published by third party governance advisory organizations, including CCGG. Biovail is currently in full or substantial compliance with 98% of the CCGG corporate governance guidelines' minimum standards. Using its Corporate Governance Quotient as at April 1, 2009, RiskMetrics has ranked Biovail as outperforming 87.9% of the companies in the S&P/TSX Composite Index and 98.6% of the companies in the Pharmaceuticals, Biotechnology and Life Sciences group on corporate governance matters.

It is important to note that the Company has implemented substantial improvements to its corporate governance practices since Mr. Melnyk left the Board of Directors in June 2007, including the following: (i) the Charter of the Board has been amended to require an independent Lead Director be appointed when there is a non-independent chairman; (ii) a fully independent Nominating and Corporate Governance Committee has been established; and (iii) the Corporate Governance Guidelines and other Board and committee charters have been significantly enhanced to reflect best practices on corporate governance.

The Dissident Shareholder Resolutions suggest that Biovail's corporate governance practices may be sub-standard. Nothing could be further from the truth.

Shareholders are encouraged to review in detail our Statement of Corporate Governance Practices set out in Appendix "A" to the Circular. In addition, copies of our governance documents can be found on our website at www.biovail.com (under the tab "About Biovail" and under the subtab "Corporate Governance") and or may be obtained by sending a request to: Biovail Corporation, 7150 Mississauga Road, Mississauga, Ontario, Canada, L5N 8M5, Attention: Investor Relations; by telephone at (905) 286-3000; by facsimile at (905) 286-3050; or by email to ir@biovail.com. We are confident that you will conclude that Biovail adheres to very high levels of corporate governance.

Corporate governance practices continue to evolve and Biovail regularly reviews and revises its practices and policies to reflect new developments. For example, we note that the Canadian Securities Administrators (the "CSA") have recently issued a request for comment respecting the repeal and replacement of National Policy 58-201 — Corporate Governance Guidelines, National Instrument 58-101 — Disclosure of Corporate Governance Practices, and National Instrument 52-110 — Audit Committees and its companion policy. In addition, in April 2009, the TSX published proposed changes to the TSX Company Manual that would require securityholder approval for the issuance of securities for an acquisition of a public company if the dilution exceeds 50% of the issuer's outstanding securities. We will be carefully monitoring each of these regulatory developments.

Biovail also thoughtfully considers recommendations proposed by CCGG and other third parties and whether, and how best, to implement such recommendations.

However, many of the Dissident Shareholder Resolutions propose that Biovail comply with CCGG guidelines "in effect from time to time". While we believe that it is appropriate to re-examine our corporate governance practices in light of practices recommended by third parties, such as CCGG, automatic acceptance of as-yet-unknown future recommendations of any third party entity without consideration of their applicability to the Company or whether they are otherwise in the Company's best interests would be an improper derogation of the Board's duties and responsibilities and contrary to good corporate governance practices. We are not aware of any other major Canadian company that has adopted such extreme practices as those proposed by the Dissident Shareholder.

Context of the Dissident Shareholder Resolutions

When reviewing each of the eight Dissident Shareholder Resolutions, we would remind shareholders to consider the context, and source, of such proposals. Having failed to have shareholders elect his slate of directors last year, Mr. Melnyk is now proposing to add his two nominees to the Board — and he is seeking to build support for his nominees through a misguided and misleading attack on Biovail's corporate governance. We do not believe Biovail's shareholders will be so easily fooled. As noted above, Biovail has very high standards of corporate governance practices — and the Board has and will monitor all future developments and recommendations to ensure that Biovail continually strives to adhere to very high standards of corporate governance. Our record on corporate governance practices is clear — please review our Statement of Corporate Governance Practices in Appendix "A" to the Circular. And be mindful of the source of these proposals.

Reject Each Dissident Shareholder Resolution

Shareholders are urged to carefully consider the terms of each Dissident Shareholder Resolution, which the Board believes is neither appropriate for Biovail nor representative of best practice in corporate governance for Canadian public companies. In certain cases, as described below, the Board has already adopted, in principle, the essence of the Dissident Shareholder Resolution but has recommended against approval of the Dissident Shareholder Resolutions in the form put forward by the Dissident Shareholder. Shareholders are urged to reject each Dissident Shareholder Resolution. Complete your BLUE proxy by voting AGAINST each Dissident Shareholder Resolution.

To be effective, each Dissident Shareholder Resolution must be approved by a majority of the votes cast by shareholders present in person or represented by proxy at the Meeting (except for Dissident Shareholder Resolution No. 6 which must be approved by a majority of not less than two-thirds of the votes cast by shareholders present in person or represented by proxy at the Meeting).

DISSIDENT SHAREHOLDER RESOLUTION NO. 1:

BE IT RESOLVED, as an ordinary resolution, that the board of directors of the Corporation consider and, if thought appropriate, amend By-law 1 of the Corporation (the "By-law") by adding the following new paragraph after the first paragraph of section 7 of the By-law ("Election of Directors"):

"The Corporation shall adopt and adhere to any "majority voting" policy of the Canadian Coalition of Good Governance (the "CCGG") in effect from time to time."

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST DISSIDENT SHAREHOLDER RESOLUTION NO. 1 FOR THE FOLLOWING REASONS:

The Board acknowledges and recognizes that many large Canadian issuers have in recent years adopted a "majority" voting policy requiring each nominee for director in an uncontested meeting to receive more "for" votes than "withheld" votes or else tender a resignation for consideration by the independent directors or a committee thereof. As a result, on April 21, 2009, the Board amended its Corporate Governance Guidelines to include a "majority voting" policy requiring majority voting for the election of directors. The policy is consistent with the current CCGG model majority voting policy and Canadian market practice. The Company's Corporate Governance Guidelines are available on our website at www.biovail.com (under the tab "About Biovail" and under the subtab "Corporate Governance").

Specifically, the policy provides that if a director receives more "withheld" votes than "for" votes, that director is required to tender his or her resignation. Generally, the Nominating and Corporate Governance Committee, which is comprised solely of independent directors, will then review the matter and make a recommendation to the Board whether or not to accept the director's resignation. The Board's decision will be publicly disclosed within 90 days of the shareholders' meeting, including the reasons for rejecting the resignation, if applicable. The affected director will not participate in any deliberations of the Nominating and Corporate Governance Committee or the Board regarding the resignation.

The policy allows for consideration of the specific circumstances involved at the relevant time, including ensuring that legal requirements under the CBCA continue to be met with respect to dealing with the election of directors, the need to comply with Canadian residency requirements for the transaction of business under the CBCA, and the need to comply with requirements to have an audit committee comprised of at least three independent directors under National Instrument 52-110.

Biovail's policy on majority voting for the election of directors is consistent with best practices in Canada and legal requirements, meets the recommended practices of the CCGG and strikes an appropriate balance between being responsive to shareholders and ensuring there is a functional board for Biovail. As a result of the adoption of this new policy, the Board believes that the concern addressed by Dissident Shareholder Resolution No. 1 has been substantially implemented, in an appropriate form, and therefore recommends against Dissident Shareholder Resolution No. 1.

The Board also recommends against Dissident Shareholder Resolution No. 1 because of the form in which it has been put forward. The Dissident Shareholder has proposed a resolution that would require that any majority voting standard established by CCGG from time to time should be automatically included in Biovail's by-law, without any consideration by the Board or the independent directors of whether any changes established by CCGG from time to time are applicable to the Company or otherwise in the Company's best interests. As previously noted, the Board believes that the adoption of a resolution in such form would be an improper derogation of the Board's duties and responsibilities and contrary to good corporate governance practices. We also believe that this approach is unprecedented in Canada.

The Company's Corporate Governance Guidelines are required by their terms to be reviewed annually. Consistent with past practice, the Board would carefully consider the views and recommendations of the CCGG and other third parties in determining whether to amend or update Biovail's Corporate Governance Guidelines each year.

SHAREHOLDERS SHOULD VOTE AGAINST DISSIDENT SHAREHOLDER RESOLUTION NO. 1.

DISSIDENT SHAREHOLDER RESOLUTION NO. 2:

BE IT RESOLVED, as an ordinary resolution, that the board of directors of the Corporation consider and, if thought appropriate, amend By-law 1 of the Corporation (the "By-law") by adding the following sentence as a new second paragraph of section 24 of the By-law ("Indemnities to Directors and Others"):

"The Corporation shall not indemnify any otherwise covered person under any directors and officers insurance policy of the Corporation (the "D&O Policy"), agreement, the by-laws of the Corporation or otherwise where the Corporation is not covered by or subject to reimbursement from its D&O Policy in respect of any claim."

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST DISSIDENT SHAREHOLDER RESOLUTION NO. 2 FOR THE FOLLOWING REASONS:

The Board believes that placing limits such as those proposed in Dissident Shareholder Resolution No. 2 on directors' and officers' indemnification may hinder Biovail's ability to attract and retain qualified individuals to serve on the Board or as officers of the Company in the future. We believe the restrictions proposed by the Dissident Shareholder are unprecedented in Canada, and also run counter to the recommendations of institutional shareholders (including Ontario Teachers' Pension Plan, OMERS and CPP), which provide that appropriate indemnification policies for directors are warranted and recommended in order to encourage the nomination and election of qualified directors.

The By-law, Biovail's current indemnification agreements with its directors and officers (the "Indemnification Agreements") and our D&O Policy already provide reasonable limits on indemnification, in accordance with the CBCA and general practice including as described below:

  •
  Pursuant to the CBCA and the Indemnification Agreements, Biovail will indemnify directors and officers in respect of any legal claims or actions initiated against them in their capacity as directors and officers of Biovail or its subsidiaries in accordance with applicable law. The Indemnification Agreements provide that such indemnification is conditional upon the directors and officers having acted honestly and in good faith with a view to the best interests of the Company and, in the case of a criminal or administrative action (or proceeding that is enforced by a monetary penalty), such directors and officers must have had reasonable grounds for believing that their conduct was lawful. The CBCA provides similar limitations on indemnification.

  •
  Similarly, the By-law provides that Biovail is prohibited from indemnifying a director or officer unless he or she acted honestly and in good faith with a view to the best interests of the corporation and, in criminal or administrative matters (or proceedings enforced by monetary penalty), Biovail cannot indemnify a director or officer unless that director or officer had reasonable grounds for believing that his or her conduct was lawful.

In addition to these current limitations placed on Biovail's ability to indemnify directors and officers, Biovail assesses the merits of each indemnification request it receives. Before providing a director or officer with an indemnity payment, the Board reviews the indemnification sought, and, in certain cases, obtains a legal opinion as to whether the director's or officer's actions meet the standard of care requirements to justify indemnification.

Consistent with common practice, Biovail's D&O Policy contains a deductible on claims and caps on coverage. Also consistent with common practice, there are a wide range of director and officer liabilities that are specifically excluded from the D&O Policy, including, but not limited to, pension liabilities, certain environmental liabilities and administrative fines and penalties. These gaps are typically addressed through corporate indemnification obligations since obtaining insurance coverage for such gaps, if available at all, can be prohibitively expensive. Biovail's Indemnification Agreements also provide continued protection after the director or officer ceases to provide services to Biovail. The adoption of Dissident Shareholder Resolution No. 2 would either result in substantially higher insurance premiums for the Company or could leave Biovail's directors and officers subject to significantly greater exposure for liabilities, even in situations where they act in the best interests of the Company and its shareholders, making it difficult to attract and retain qualified individuals to serve as directors and officers. Neither result would be in the best interests of Biovail or its shareholders.

The Dissident Shareholder's proposal is misinformed and not consistent with market practice. Further, shareholders may be interested to know that Biovail has made indemnification payments to Eugene Melnyk, as a former director and officer, more than any other director or officer in Biovail's history. In total, to date, the Company has indemnified Mr. Melnyk for in excess of US$7.0 million – more than US$4.0 million of which was not covered by our D&O insurance policy. Each of these indemnification payments was scrutinized in accordance with the process described above. Paradoxically, Eugene Melnyk, who left Biovail in 2007 and who ceased to be an officer in February 2008, is the principal beneficiary of Biovail's indemnification policies and (having regard to Mr. Melnyk's ongoing OSC hearing) is expected to continue to receive material sums of money quarterly from Biovail under these arrangements.

SHAREHOLDERS SHOULD VOTE AGAINST DISSIDENT SHAREHOLDER RESOLUTION NO. 2.

DISSIDENT SHAREHOLDER RESOLUTION NO. 3:

BE IT RESOLVED, as an ordinary resolution, that the board of directors of the Corporation consider and, if thought appropriate, undertake to use best efforts to amend each indemnity agreement of the Corporation to ensure that the Corporation shall not indemnify any director or officer with respect to any claim where the Corporation is not covered by or subject to reimbursement under any directors and officers insurance policy of the Corporation.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST DISSIDENT SHAREHOLDER RESOLUTION NO. 3 FOR THE SAME REASONS AS DESCRIBED ABOVE UNDER DISSIDENT SHAREHOLDER RESOLUTION NO. 2.

For the same reasons set out in the Company's response to Dissident Shareholder Resolution No. 2 above, shareholders should reject Dissident Shareholder Resolution No. 3. We believe that Dissident Shareholder Resolution No. 3 is unprecedented in corporate Canada, does not reflect market practice (as espoused by several large Canadian institutional investors) and could severely inhibit the recruitment and retention of qualified directors and officers of the Company.

SHAREHOLDERS SHOULD VOTE AGAINST DISSIDENT SHAREHOLDER RESOLUTION NO. 3.

DISSIDENT SHAREHOLDER RESOLUTION NO. 4:

BE IT RESOLVED, as an ordinary resolution, that the board of directors of the Corporation consider and, if thought appropriate, amend By-law 1 of the Corporation (the "By-law") by adding the following new paragraph after the first paragraph of section 37 of the By-law ("Proxies"):

"A shareholder or shareholders holding not less than 5 per cent of the issued and outstanding common shares of the Corporation may require the Corporation to include in its management proxy circular alternative nominees for election as directors of the Corporation. The inclusion of this disclosure in the management information circular shall be at no cost to the shareholder or shareholders. The shareholder or shareholders shall be reimbursed for reasonable costs incurred in soliciting proxies unless the shareholders of the corporation resolve that there should be no reimbursement. These provisions shall be interpreted to at all times give full force and effect to the relevant recommended guidelines of the CCGG in effect from time to time"

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST DISSIDENT SHAREHOLDER RESOLUTION NO. 4 FOR THE FOLLOWING REASONS:

This Dissident Shareholder Resolution is already substantially addressed by Canadian corporate and securities laws which provide several mechanisms for shareholders to propose alternative nominees for election as directors of a corporation:

  •
  The CBCA permits shareholders representing, in the aggregate, five per cent or more of the outstanding shares of a corporation to submit a formal proposal indicating individuals to be nominated for election as directors. If the proposal is received by the corporation within the prescribed time, the corporation is then generally required to include the shareholder's proposals in its circular (at the corporation's cost), along with a supporting statement from the proposing shareholder.

  •
  The CBCA also permits shareholders representing, in the aggregate, five per cent or more of the outstanding shares of a corporation to requisition a shareholders' meeting to elect directors and to prepare and mail a management proxy circular at the corporation's expense. This is the very process that Mr. Melnyk has followed for this Meeting in connection with his proposal to elect his two nominees to the Board.

  •
  The CBCA also permits shareholders to attend and nominate alternative nominees from the floor at annual meetings of shareholders.

  •
  The CBCA and applicable securities legislation permit shareholders to solicit proxies from up to fifteen (15) shareholders for the nomination of alternative directors without the requirement to send a dissident's proxy circular.

  •
  The CBCA and applicable securities legislation permit shareholders to solicit proxies by way of public broadcast, speech or publication, without having to prepare or mail a dissident's proxy circular. This provision was introduced into Canadian securities legislation in July 2008, to conform the securities laws to the corporate statutes, and was intended to benefit shareholder activism by significantly reducing the mailing, printing and other costs associated with third-party proxy solicitations.

Given the mechanisms outlined above, shareholders already have the ability to express their views on, and influence the outcome and the process of, director elections. In addition, in making its recommendations of director nominees to the Board, the Nominating and Corporate Governance Committee is required, under its charter, to consider shareholders' recommendations.

Dissident Shareholder Resolution No. 4 goes beyond existing legal requirements in that, if adopted, it would require all shareholders to fund the cost of a full dissident proxy solicitation, including the preparation and distribution of a dissident proxy circular, unless shareholders explicitly resolve not to. This is an unnecessary burden on the Company and its shareholders which does not provide any substantial additional benefit to shareholders given the alternatives already available to shareholders under Canadian corporate and securities law.

In addition, the Board believes that Dissident Shareholder Resolution No. 4 may be self serving to Mr. Melnyk, given his status as both the Company's largest shareholder and his repeated attempts to change or influence the control of Biovail. If adopted, this resolution would not only provide Mr. Melnyk with the opportunity to nominate directors to serve his personal interests, it would also require the costs of such actions to be borne by all of the Company's shareholders, rather than by Mr. Melnyk personally, unless shareholders vote against such reimbursement.

Shareholders should be mindful of Mr. Melnyk's actions at last year's initial and subsequently reconvened shareholders' meeting (See "Section 3 — Background to the Meeting — Requisitioned Meeting by Eugene Melnyk — Mr. Melnyk's Actions at Last Year's Meeting"). Biovail incurred costs of $6.2 million (or 4 cents per share) to respond to and defend against the 2008 proxy contest initiated by Mr. Melnyk — costs which were incurred simply to implement the overwhelming will of the shareholders last year (given that more than 86% of shareholders, other than shares held by Mr. Melnyk and his associated trusts, voted in favour of Biovail's nominees to the Board). Similarly, the Company has incurred and will incur significant costs to respond to Mr. Melnyk's shareholder meeting requisition and dissident shareholder resolutions this year. These are funds that could be better channelled toward the Company's New Strategic Focus. The Board does not believe that shareholders are prepared to fund Mr. Melnyk's agitation activities in the future, particularly given the Company's strong recent performance (See "Section 4 — Business of the Meeting — Election of Directors — Reasons for Voting in Favour of Biovail's Nominees to the Board") and given the overwhelming rejection of Mr. Melnyk's nominees at last year's shareholders' meeting.

The Company maintains best practice governance policies with respect to director elections, including, without limitation: (i) individual director voting; (ii) the recently adopted majority voting policy for directors; (iii) a long term selection and screening plan for directors; (iv) consideration of nominees to the Board suggested by shareholders; and (v) an orderly succession plan to ensure the Board is appropriately balanced in terms of skills and experience. (See our Statement of Corporate Governance Practices in Appendix "A" to the Circular). The Board believes that these governance initiatives provide all shareholders with a strong voice in the director election process. Dissident Shareholder Resolution No. 4, if adopted, could lead to the election of "special interest directors" who may be inclined to represent the interests of those shareholders who nominated them and not the interests of all of the Company's shareholders.

The Board is concerned that Dissident Shareholder Resolution No. 4, if adopted, could have a tremendously disruptive effect by turning each annual meeting into a proxy contest, effectively requiring the expenditure of significant Company resources in a manner inconsistent with the creation of shareholder value.

Finally, the Board also recommends against Dissident Shareholder Resolution No. 4 because of the form in which it has been put forward. The Dissident Shareholder has proposed a resolution that would require that any relevant recommendation established by CCGG from time to time should be automatically included in Biovail's By-law, without consideration by the Board or the independent directors of whether any changes established by CCGG from time to time are applicable to the Company or otherwise in the Company's best interests. As previously noted, the Board believes that the adoption of a resolution in such form would be an improper derogation of the Board's duties and responsibilities and contrary to good corporate governance practices. We also believe that this approach is unprecedented in Canada.

SHAREHOLDERS SHOULD VOTE AGAINST DISSIDENT SHAREHOLDER RESOLUTION NO. 4.

DISSIDENT SHAREHOLDER RESOLUTION NO. 5:

BE IT RESOLVED, as an ordinary resolution, that the board of directors of the Corporation consider and, if thought appropriate, amend By-law 1 of the Corporation (the "By-law") by adding the following sentence after the first sentence of the new third paragraph of section 37 of the By-law ("Proxies"):

"A form of proxy shall permit shareholders to specify how their shares are to be voted in respect of each director as opposed to a slate of directors. This provision shall be interpreted to at all times give full force and effect to the relevant guidelines of the CCGG in effect from time to time".

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST DISSIDENT SHAREHOLDER RESOLUTION NO. 5 FOR THE FOLLOWING REASONS:

In 2005, the Company adopted Corporate Governance Guidelines that included a provision for individual director voting at annual shareholder meetings. Specifically, Section 2.1 of the Corporate Governance Guidelines currently states:

  At each annual meeting of the shareholders, Biovail submits to its shareholders the name of each candidate being recommended by the Board for election by the shareholders. In an uncontested election of directors (as defined in Section 2.2), shareholders are asked to vote (or withhold from voting) on each individual director (rather than on a slate of directors). In a contested election of directors, the Board will retain discretion to use slate voting. [Emphasis added]

Given that the Company's Corporate Governance Guidelines already effectively implement individual director voting in an appropriate form, it is unnecessary to amend the By-law in the manner that the Dissident Shareholder has proposed. The Company's Corporate Governance Guidelines are available on our website at www.biovail.com (under the tab "About Biovail" and under the subtab "Corporate Governance").

The Board also recommends against Dissident Shareholder Resolution No. 5 because of the form in which it has been put forward. The Dissident Shareholder has proposed a resolution that would require that any relevant recommendation established by CCGG from time to time should be automatically included in Biovail's By-law, without consideration by the Board or the independent directors of whether any changes established by CCGG from time to time are applicable to the Company or otherwise in the Company's best interests. As previously noted, the Board believes that the adoption of a resolution in such form would be an improper derogation of the Board's duties and responsibilities and contrary to good corporate governance practices. We also believe that this approach is unprecedented in Canada.

SHAREHOLDERS SHOULD VOTE AGAINST DISSIDENT SHAREHOLDER RESOLUTION NO. 5.

DISSIDENT SHAREHOLDER RESOLUTION NO. 6:

BE IT RESOLVED, as a special resolution, that Article 9 of the Articles of Continuance of the Corporation be amended by adding the following to Schedule "B" attached to the Articles of Continuance;

"The Corporation will not, and will not permit any of its subsidiaries (the Corporation and its subsidiaries are hereinafter collectively referred to as the "Group") to (and will take all actions to cause each of its subsidiaries to not):

(i) issue (an "Issuance") any shares or securities convertible or exercisable into shares of the Corporation in a single transaction or through a series of transactions (whether related or not) where the aggregate number of shares issued or reserved for issuance in the six (6) month period prior to the date of the Issuance in question comprises 20 (twenty) percent or more of the aggregate number of all common shares of the Corporation issued and outstanding at the close of business on the last business day prior to the Issuance (excluding shares reserved for issuance pursuant to the Corporation's executive and employee stock purchase and stock option plans);

(ii) dispose, either in a single transaction or through a series of transactions (whether related or not and whether by way of sale, assignment, transfer, joint venture, lease, option and/or operation of law), of any interest or title in any asset or assets ("Assets", which shall include, for greater certainty but in no way limiting the foregoing, securities of any issuer) (such a disposal being referred to as a "Sale") in circumstances where (a) the value of such Assets, calculated using the book value of such Assets used for the purposes of the most recently published audited consolidated financial statements of the Group, or if the value of such Assets cannot be calculated using the most recently published audited consolidated financial statements of the Group, book value of such Assets used for the purposes of the most recently published interim financial statements of the Group in which the value of such Assets can be calculated (either being the "Relevant Financial Statements") or if the value of such Assets cannot be so calculated, the value of such Assets as determined by the board of directors of the Corporation, acting reasonably and in good faith, when aggregated with the value (determined in a similar manner) of any and all other Assets being the subject matter of other Sales in the six (6) month period prior to the date of the Sale in question, comprises 20 (twenty) percent or more of the value of all of the Assets (being the sum of the total fixed Assets and total current Assets) of the Group as set out in the Relevant Financial Statements, or (b) the value of the Sale consideration paid or payable to the Group for the Assets (including any contingent consideration, liabilities assumed and any payment made in connection with the Sale which may not constitute consideration but which would not have been paid unless the Sale had occurred), when aggregated with the value of any and all other Sale consideration paid or payable to the Group for Assets being the subject matter of other Sales in the six (6) month period prior to the date of the Sale in question, comprises 20 (twenty) percent or more of (a) the value of all Assets (being the sum of the total fixed Assets and total current Assets) of the Group as set out in the then most recently published Relevant Financial Statements, or (b) the aggregate market value of all of the common shares of the Corporation issued and outstanding at the close of business on the last business day prior to announcement of the Sale; and/or

(iii) acquire, either in a single transaction or through a series of transactions (whether related or not and whether by way of purchase, assignment, transfer, joint venture, lease, option and/or operation of law), any interest or title in any Assets (such acquisition being referred to as a "Purchase") in circumstances where the value of the Purchase consideration paid or payable by the Group for such Assets (including any contingent consideration, liabilities assumed and any payment made in connection with the Purchase which may not constitute consideration but which would not have been paid unless the Purchase had occurred), when aggregated with the value of any and all other Purchase consideration paid or payable by the Group for Assets being the subject matter of other Purchases in the six (6) month period prior to the date of the Purchase in question, comprises 20 (twenty) percent or more of (a) the value of all of the Assets (being the sum of the total fixed Assets and total current Assets) of the Group as set out in the then most recently published Relevant Financial Statements, or (b) the aggregate market value of all of the common shares of the Corporation issued and outstanding at the close of business on the last business day prior to announcement of the Purchase, unless the terms of such Issuance, Sale or Purchase are first approved by a resolution passed by a majority of the votes cast by the holders of common shares of the Corporation at a meeting of such shareholders.

The following rules of interpretation shall apply for purposes of the restrictions set out in paragraphs (i), (ii) and (iii) above (the "Restrictions"):

  (A)
  for a disposition of an interest in an Asset which will result in such Asset no longer being consolidated in the Group's financial statements, the value of the Asset being the subject matter of the Sale shall mean 100% of the value of such Asset irrespective of what interest is being disposed,

  (B)
  if the Sale or Purchase is by way of a joint venture, option or similar arrangement, the value of the Asset being the subject matter of the Sale or Purchase shall be calculated as if the obligation to sell, or the obligation to purchase, the Asset has been triggered (in the case of a joint venture) or the option has been exercised (in the case of an option) or the applicable triggering event has occurred (in the case of any other similar arrangement),

  (C)
  the Restrictions do not apply to the grant of any security interest by the Company or any of its subsidiaries in connection with any bona fide loan arrangement entered into by the Company or any of its subsidiaries,

  (D)
  the market value of the common shares of the Company shall be determined by reference to the closing price of such shares on the fifth last trading day (or the closing price of such shares on the fifth last day traded) prior to the announcement of the Sale or Purchase on the published market on which the greatest volume of trading of such shares has occurred,

  (E)
  the term "subsidiary" shall have the meaning given to that term in the Canada Business Corporations Act from time to time, and "business day" shall mean a day (other than a Saturday or Sunday) on which the principal commercial banks located in Toronto are open for business during normal banking hours, and

  (F)
  a majority of the non-executive directors of the Corporation will be entitled to make any reasonable decisions or determinations not contrary to the foregoing which they may determine are necessary in interpreting, applying or administering the Restrictions."

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST DISSIDENT RESOLUTION NO. 6 FOR THE FOLLOWING REASONS:

The Board does not believe that Dissident Shareholder Resolution No. 6 is in the best interests of the Company or its shareholders for the following reasons:

>>Requiring shareholder approval for the transactions described in Dissident Shareholder Resolution No. 6 would weaken Biovail's bargaining strength in transactions that are important to Biovail's future success (as part of the New Strategic Focus) and would be likely to inhibit growth in, or alternatively, potentially erode, shareholder value.

Biovail's success in any transaction, and ultimately in creating or enhancing shareholder value, is highly dependent on Biovail's ability to structure a transaction that is subject to as few conditions as possible. Deal certainty is of fundamental importance in any commercial transaction. If Dissident Shareholder Resolution No. 6 was adopted, a transaction involving Biovail that would exceed one of the 20% thresholds specified would have to be conditional upon the receipt of shareholder approval and would force Biovail to negotiate with third parties from a position of weakness. The uncertainty that would accompany the adoption of this resolution could have a number of adverse effects on Biovail, and ultimately shareholder value, including:

  •
  Places Biovail at Significant Disadvantage:  Biovail might be shut out of bidding processes or forced to pay a premium in the case of an acquisition, or discount the price of its assets in the case of a sale, to be viewed as having an equal or acceptable bid on a risk adjusted basis.

  •
  Discourages Acquisitions or Dispositions:  Requiring shareholder approvals over and above those required by applicable requirements of corporate and securities laws and applicable stock exchanges may unnecessarily deter other companies from making acquisition proposals to Biovail to avoid the risk, time, expense and uncertainty involved with holding a shareholders' meeting. In addition, third parties may demand a premium and/or break fee in the event the transaction is not approved by shareholders.

  •
  Detrimental Effect on Biovail:  Requiring the approval of shareholders over and above those required by applicable requirements of corporate and securities laws and applicable stock exchanges could unnecessarily limit the ability of Biovail to engage in cost savings and consolidation strategies, and may significantly reduce any cost savings achieved.

>>Requiring shareholder approval in circumstances involving the sale or purchase of assets is unnecessary as appropriate protections for shareholders already exist.

One of the Board's key governance roles is to manage the Company's assets as the representative of all shareholders with a view to the best interests of the Company and the enhancement of the value of the Company. In circumstances where the sale of the Company's assets would comprise the sale of "all or substantially all" of the property of the Company, other than in the ordinary course of business of the Company, shareholders already have the right to pre-approve such a transaction at a meeting of shareholders as required by the CBCA.

In addition, the Common Shares are listed on the TSX, which imposes additional listing standards and regulatory requirements. The TSX generally requires shareholder approval where the number of securities issued in payment of the purchase price for an acquisition of a company that is not a reporting issuer exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis. In addition, the TSX rules provide that approval by shareholders would generally be required if, among other things, a transaction (including acquisition of a reporting issuer) materially affects control of the listed issuer. The TSX has also recently published for comment a proposed requirement for shareholder approval for the issuance of securities as purchase price for an acquisition of a public company if the dilution exceeds 50%.

>>The Board has voluntarily adopted the NYSE standard of requiring shareholder approval in the event of 20% or greater dilution.

Further, on April 21, 2009, following the recommendation of the Nominating and Corporate Governance Committee, the Board approved an amendment to the Corporate Governance Guidelines to require shareholder approval prior to any transaction that includes an issuance of 20% or more of the current outstanding Common Shares, subject to certain exceptions. The adoption of this standard aligns the Guidelines with the shareholder voting requirements of the NYSE on such shareholder dilution. As such, the Company has voluntarily adopted a more restrictive standard than the current TSX requirements or the recently proposed TSX revised shareholder approval standards, reflective of the Board's desire to achieve best practices in corporate governance. The Company's Corporate Governance Guidelines are available on the Company's website at www.biovail.com (under the tab "About Biovail" and under the subtab "Corporate Governance").

>> Subject to obtaining shareholder approval in connection with a sale of all or substantially all of the Corporation's assets or 20% or greater dilution, the Board is in the best position to make informed business decisions for all shareholders with respect to most transactions affecting the Company's complex operations and to assess the risks and opportunities available to the Company.

Where the sale of assets does not comprise the sale of "all or substantially all" of the Company's assets, or the purchase of assets does not result in dilution of 20% or more, and the sale or purchase complies with other applicable requirements of corporate and securities laws and applicable stock exchanges, the Board believes it is in the best interests of the Company and its shareholders that the Board have the flexibility and certainty to manage the Company's assets in the exercise of its fiduciary duties with a view to enhancing value for the Company. Large Canadian institutional investors are not seeking to impose shareholder approval requirements in such circumstances and other companies are not likely to have done so.

A decision as to whether or when to buy or sell assets involves a complex balancing of a variety of factors. In its role of supervising management, and with the advice of external financial, business and legal experts, the Board has access to the detailed and relevant operating and technical information and industry and financial expertise to enable it to exercise informed business judgments on the best course of action for the Company to pursue.

>> Dissident Shareholder Resolution No. 6 would derogate from well-established Canadian corporate governance principles.

Dissident Shareholder Resolution No. 6 would derogate from well-established Canadian corporate governance principles. The Board's obligation is to act in the best interests of the Company and its shareholders. The exercise of the Board's fiduciary duties are regulated by the CBCA. The Company is a reporting issuer under Canadian securities laws and is subject to the corporate governance, financial accounting and disclosure rules of the Canadian Securities Administrators, as well as the rules of the TSX. The Company is also subject to various U.S. securities laws and regulations and the requirements of the NYSE. The Board is committed to exercising best practices in corporate governance and to complying with all regulatory requirements and rules applicable to the Company and the Board.

>>If Dissident Shareholder Resolution No. 6 was adopted, certain shareholders might use the approval requirement to pursue their conflicted special interests to the detriment of the Company and its other shareholders.

In exercising its fiduciary duties, the Board must act with a view to the best interests of the Company, including the interests of its shareholders. Shareholders, however, may vote on matters to achieve their own special interests and are not required to consider the best interests of the Company or the other shareholders. A requirement for shareholder approval might enable a significant shareholder or shareholder group to delay or prevent the Company from pursuing business opportunities that the Board has determined would be in the best interests of the Company and its shareholders generally to pursue, thereby permitting such shareholders to pursue their potentially conflicted special interests to the detriment of the Company and the other shareholders.

SHAREHOLDERS SHOULD VOTE AGAINST DISSIDENT SHAREHOLDER RESOLUTION NO. 6.

DISSIDENT SHAREHOLDER RESOLUTION NO. 7:

BE IT RESOLVED, as an ordinary resolution, that the board of directors of the Corporation consider and, if thought appropriate, amend the charter of the Compensation, Nominating and Corporate Governance Committee of the board of directors of the Corporation (the "Charter") [now the Compensation Committee Charter and the Nominating and Corporate Governance Committee Charter, as applicable]:

(a) by deleting the last sentence of paragraph 7.1(a) [now Paragraph 7.1(a) of the Nominating and Corporate Governance Committee Charter] and substituting the following sentences:

"The Corporate Governance Guidelines shall comply with all (i) applicable Stock Exchange requirements and (ii) recommended guidelines of the Canadian Coalition for Good Governance (the "CCGG") in effect from time to time. The Corporate Governance Guidelines shall also comply with such recommendations or guidelines of securities regulatory authorities as the Committee may consider appropriate.";

(b) by adding the following new section 11.2 to the Charter [now Section 7.2(c) of the Nominating and Corporate Governance Committee Charter]:

"11.2    Regulatory Filings

        Biovail's ongoing filings with securities regulatory authorities shall include (i) the complete reports of the consultants appointed pursuant to the settlement agreement with the Ontario Securities Commission dated January 8, 2009 and the order of the Securities and Exchange Commission dated March, 2008; (ii) any pending regulatory or professional inquiries pertaining to any Biovail executive and/or director; and (iii) any complaints filed under Biovail's "Whistleblower Policy.";

(c) by adding the following new section 12.6 to the Charter [now Section 6.12 of the Compensation Committee Charter]:

"12.6 [now 6.12]    Canadian Coalition for Good Governance Executive Compensation Principles

          Biovail's compensation practices shall be in compliance with the recommended guidelines of the CCGG in effect from time to time.";

(d) by adding the following sentences after the sentence in section 14 ("Disclosure and Reporting to the Board") of the Charter [now Section 9.1 of the Compensation Committee Charter]:

"Any public disclosure of information relating to Biovail's executive and director compensation shall include an analysis of compliance with the recommended guidelines of the CCGG in effect from time to time. Such disclosure shall also disclose all perquisites (including corporate aircraft or personal travel financed by the Corporation) and the dollar value thereof received by each Biovail executive and director."; and

(e) by deleting the sentence in section 17 ("Charter Review") of the Charter and substituting the following sentence [now Section 11 of the Compensation Committee Charter and Section 16 of the Nominating and Corporate Governance Committee Charter]:

"The Committee shall review and assess the adequacy of this Charter annually and recommend to the Board any changes it deems appropriate, including to ensure compliance with the recommended guidelines of the CCGG in effect from time to time and any rules or regulations disseminated by any regulatory body."

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST DISSIDENT SHAREHOLDER RESOLUTION NO. 7 FOR THE FOLLOWING REASONS:

As noted above, Biovail's corporate governance practices are fully compliant with Canadian securities regulatory requirements for reporting issuers, and are also very responsive to most of the recommendations for corporate governance published by third party governance advisory organizations, including CCGG.

Biovail discloses its corporate governance practices so that shareholders can make their own assessment of the Company's practices. Shareholders are encouraged to review and consider our Statement of Corporate Governance Principles set out in Appendix "A" to the Circular. In addition, copies of our governance documents, including the charters of the Compensation Committee and the Nominating and Corporate Governance Committee, can be found on our website at www.biovail.com (under the tab "About Biovail" and under the subtab "Corporate Governance") and or may be obtained by sending a request to: Biovail Corporation, 7150 Mississauga Road, Mississauga, Ontario, Canada, L5N 8M5, Attention: Investor Relations; by telephone at (905) 286-3000; by facsimile at (905) 286-3050; or by email to ir@biovail.com.

The Company has substantially improved its approach to corporate governance compared to the time when Mr. Melnyk was Chairman and CEO of Biovail. See also "Section 4 — Business of the Meeting — Election of Directors — Reasons for Voting in Favour of Management's Nominees to the Board — (e) Improved Corporate Governance Standards".

As further evidence of the quality of the Company's governance, we would note Biovail's "corporate governance quotients" as reported by RiskMetrics. According to RiskMetrics, at April 1, 2009, Biovail's corporate governance practices outperformed 87.9% of the companies comprising the S&P/TSX Composite Index. Further, RiskMetrics reports that Biovail's corporate governance practices outperformed 98.6% of the companies comprising RiskMetrics' Pharmaceuticals, Biotechnology and Life Sciences group on corporate governance matters.

As further evidence of Biovail's high standards of corporate governance, Biovail has reviewed each of the CCGG Guidelines for minimum standards, the very standards that the Dissident Shareholder is seeking, through this Resolution, to hold Biovail to. Biovail is currently in full or substantial compliance with 98% of the CCGG corporate governance guidelines' minimum standards. Biovail is also currently in full or substantial compliance with 85% of the CCGG executive compensation guidelines.

In August 2008, the Board separated its former Compensation, Nominating and Corporate Governance Committee into two separate committees, thereby creating the Compensation Committee and the Nominating and Corporate Governance Committee. The Board adopted a new charter for the Nominating and Corporate Governance Committee on December 18, 2008 and adopted a new charter for the Compensation Committee on February 11, 2009. Copies of the charters of each of our committees are available at www.biovail.com (under the tab "About Biovail" and under the subtab "Corporate Governance"). The Company has added, in square brackets, the relevant sections of each of these new charters in the text of Dissident Shareholder Resolution No. 7.

The Board recommends against Dissident Shareholder Resolution No. 7 as it believes the Company's corporate governance practices already, to the extent it is practical to do so, substantially address the matters contemplated in Dissident Shareholder Resolution No. 7. The Board believes that the amendments contemplated by Dissident Shareholder Resolution No. 7 are likely unprecedented in corporate Canada. In addition, set out below, on an individual basis, are the Board's reasons for recommending that shareholders not adopt Dissident Shareholder Resolution No. 7 to amend the relevant charters (numbered to correspond to each of the five amendments proposed).

Dissident Shareholder Resolution No. 7 suggests that Biovail's corporate governance practices are sub-standard, and require adoption of an all encompassing resolution to fix such practices. For the reasons given above, nothing could be further from the truth.

Amendment (a). Biovail is already compliant with all applicable legal and stock exchange requirements for corporate governance. Further, as part of its corporate governance practice and accountability to shareholders, Biovail is required to disclose in the Circular and on its website any instances where the Corporate Governance Guidelines are different from guidelines recommended by applicable securities regulators. There are no such differences to report.

In addition, the Nominating and Corporate Governance Committee Charter specifically requires the Committee to annually recommend to the Board for approval corporate governance practices and procedures applicable to Biovail, including, if necessary, revisions to the Corporate Governance Guidelines. This annual review allows the Nominating and Corporate Governance Committee to: (i) consider and assess any new legislative or regulatory developments, (ii) review and assess best practices adopted by other Canadian companies who have received high ratings for their corporate governance, and (iii) review and assess applicable third party corporate governance guidelines and commentary, such as that of CCGG. The Committee most recently conducted this annual review process on April 21, 2009, which resulted in some of the amendments to the Corporate Governance Guidelines that have been described in the Circular.

Finally, as noted in our reasons to reject many of the other Dissident Shareholder Resolutions, the Board recommends against Dissident Shareholder Resolution No. 7 because of the form in which it has been put forward. The Dissident Shareholder has proposed a resolution that would require that any relevant recommendation established by CCGG from time to time should be automatically accepted, without consideration by the Board or the independent directors of whether any changes established by CCGG from time to time are applicable to the Company or otherwise in the Company's best interests. The Board believes that the adoption of a resolution in such form would be an improper derogation of the Board's duties and responsibilities and contrary to good corporate governance practices. We also believe that this approach is unprecedented in Canada.

Amendment (b). Biovail adheres to its ongoing filing requirements with securities regulatory authorities. Biovail's Disclosure Committee is responsible for overseeing Biovail's disclosure and ensuring that necessary disclosure is made in accordance with all legal, regulatory and stock exchange requirements. In addition, Biovail's filing policies and practices are periodically reviewed in order to ensure its compliance with any changes to the applicable requirements.

Biovail fully understands its disclosure obligations. Should any of the items set out in paragraph (b) of Dissident Shareholder Resolution No. 7 give rise to a material change (as such term is defined by applicable securities legislation), Biovail will disclose them forthwith in accordance with Canadian securities laws.

Amendment (c). Biovail's compensation principles and practices are set out in the Circular under "Section 5 — Disclosure of Compensation and Related Information — Compensation Discussion and Analysis". The Board believes that Biovail's current compensation practices for executives already effectively addresses the concerns in proposed amendment (c) of this resolution.

The Compensation Committee is responsible for establishing, implementing and monitoring Biovail's executive compensation philosophy and objectives and has established programs which aim to attract, motivate and retain key personnel, link executive compensation to overall corporate performance, and motivate officers to act in the best interests of shareholders. The Compensation Committee, whose members must all be independent directors, reviews and approves all components of Biovail executive pay, recommends or reports its decisions to the Board, and oversees the administration of the compensation program for senior executives.

In accordance with its charter, the Compensation Committee has engaged, and continues to engage, the services of an independent consultant to provide advice on compensation matters. The consultant reports directly to the Compensation Committee and gives advice to the committee independent of management. Working with its independent consultant, the Compensation Committee benchmarks each executive officer's total compensation to compensation for similar positions in a comparator group of companies.

Biovail is substantially compliant with the CCGG guidelines for executive compensation, and further, is substantially compliant with CCGG's best practices for executive compensation disclosure.

Finally, as noted in our reasons to reject many of the other Dissident Shareholder Resolutions, the Board recommends against Dissident Shareholder Resolution No. 7 in the form put forward. The Dissident Shareholder has proposed a resolution that would require that any relevant recommendation established by CCGG from time to time should be automatically accepted, without consideration by the Board or the independent directors of whether any changes established by CCGG from time to time are applicable to the Company or otherwise in the Company's best interests. The Board believes that the adoption of a resolution in such form would be an improper derogation of the Board's duties and responsibilities and contrary to good corporate governance practices. We also believe that this approach is unprecedented in Canada.

Amendment (d). The Board is of the opinion that Biovail's current practice regarding public disclosure of information relating to Biovail's executive and director compensation already substantially address the disclosure contemplated in amendment (d) of this resolution.

Specifically, the Compensation Committee Charter requires the Committee to review and recommend to the Board any public disclosure of information relating to Biovail's compensation. In addition, the Committee is responsible for preparing, in accordance with applicable rules and regulations, and recommending to the Board for approval the compensation discussion and analysis to be included in Biovail's Proxy Circular and Annual Report. The Committee is also required to review and assess the adequacy of its Charter annually and recommend any changes it deems appropriate, including to account for best practice guidelines recommended by, and to ensure compliance with any rules or regulations disseminated by, securities regulators and stock exchanges, to the extent appropriate for Biovail.

Biovail complies with applicable legal requirements regarding disclosure relating to executive and director compensation and, in accordance with such requirements, has disclosed the dollar value of all compensation paid, payable, awarded, granted, given, or otherwise provided by Biovail or its subsidiaries to each Named Executive Officer and director. More specifically, Canadian securities laws requires Biovail to include information regarding any perquisites, such as property or other personal benefits, provided by Biovail to such Named Executive Officer or director, including corporate aircraft or personal travel financed by the Company, other than de minimis amounts. Accordingly, Biovail's practices already satisfy the component of Dissident Shareholder Resolution No. 7 regarding disclosure of perquisites. In addition, all senior executive perquisites are reviewed by the Audit Committee, including the use of Biovail's corporate aircraft, which was acquired during the period that Mr. Melnyk was Chairman of Biovail. The aircraft was placed for sale in 2008 and in recent years has been used for charters for third parties in order to reduce its carrying cost pending sale. In addition, in April 2009, the Company completed a sale/leaseback of the corporate aircraft to free up capital for alternative uses.

With respect to Mr. Melnyk's proposal that Biovail's executive and director compensation disclosure include an analysis of compliance with the recommended guidelines of the CCGG, the Board believes that it is inappropriate to mandate the requirement to "score" the Company against the recommended guidelines of the CCGG, or any other third party governance advisory organization. The Board does not believe that CCGG is proposing to require that corporations provide such an analysis and believes that any such practice is largely unprecedented in corporate Canada, and inappropriately singles out one third party governance advisory organization, to the exclusion of others. Nevertheless, the Board believes that recommendations and guidelines of third party governance advisory organizations (including CCGG) are an important component in the development of legislation and policy and Biovail remains committed to considering such recommendations and guidelines in its annual review and update of the Compensation Committee Charter.

Amendment (e). The Nominating and Corporate Governance Committee Charter requires the Committee to review and assess annually the adequacy of its Charter and other corporate governances practices and procedures and to recommend to the Board any changes it deems appropriate. Pursuant to this annual review, the Committee: (i) considers and assesses any new legislative or regulatory developments, (ii) reviews and assesses best practices adopted by other Canadian companies who have received high ratings for their corporate governance, and (iii) reviews and assesses applicable third party corporate governance guidelines and commentary, such as that of CCGG. The Committee most recently conducted this annual review process on April 21, 2009, which resulted in some of the amendments to the Company's corporate governance practices and procedures that have been described in the Circular.

The Board believe that this process more than adequately addresses the paragraph (e) requirement of Dissident Shareholder Resolution No. 7.

SHAREHOLDERS SHOULD VOTE AGAINST DISSIDENT SHAREHOLDER RESOLUTION NO. 7.

DISSIDENT SHAREHOLDER RESOLUTION NO. 8:

BE IT RESOLVED, as an ordinary resolution, that the board of directors of the Corporation consider and, if thought appropriate, undertake to use best efforts to amend:

(a) consistent with the recommended guidelines of the Canadian Coalition for Good Governance in effect from time to time, each employment agreement of the Corporation to ensure that termination payments thereunder are not paid:

  (i)
  if the executive is terminated for failing to deliver on agreed performance targets; and

  (ii)
  in connection with any "change of control" provision unless (y) an actual change of control has occurred; and (z) the executive has been terminated by the Corporation (including by way of constructive dismissal) during a six (6) month period after the change of control.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST DISSIDENT SHAREHOLDER RESOLUTION NO. 8 FOR THE FOLLOWING REASONS:

The Board notes that the resolution proposed by the Dissident Shareholder relates to a recent (January 9, 2009) proposal from the CCGG. The CCGG has produced a draft letter relating to, among other things, executive termination payments and change of control provisions. As of the date of the Circular, the CCGG letter is currently out for comment from its members. If and when the draft letter is formalized and the practices contained therein become recommended guidelines of the CCGG, the Compensation Committee and the Board will, as with other recommended guidelines of the CCGG and other third party governance advisory organizations, review and determine the appropriateness of adopting such standards. Accordingly, until the CCGG finalizes its guideline/recommendation, we believe it is premature to adopt any such guideline.

The Board's specific reasons for recommending rejection of Dissident Shareholder Resolution No. 8 are set out below (and numerically correspond to each of the two amendments proposed).

(i)    The Board believes that Biovail's current practice regarding termination payments to its executives is consistent with market standards. To adopt the Dissident Shareholder Resolution would require each of the Company's employment agreements to be amended to include specific performance targets, and to require the executive to be terminated without any severance payments if the targets were not achieved. Although a substantial portion of executive compensation is tied to performance (See "Section 5 — Disclosure of Compensation and Related Information — Compensation Discussion and Analysis"), the Company does not make continuation of employment itself conditional upon achievement of specific performance targets. The Board believes it would be both impractical and unworkable to do so, that such a practice is likely unprecedented in Canada and that the adoption of such a practice would put Biovail at a competitive disadvantage when seeking to retain or recruit executives.

(ii)    Biovail's recent practice, which has now been formally adopted by Biovail's Compensation Committee on April 21, 2009 by way of an amendment to the Compensation Committee Charter, is to enter into employment agreements which provide for the payment of severance upon a change of control only if the executive has been terminated by the Company (including by way of constructive dismissal) during a 12-month period following the change of control. That is, the Charter now mandates a "double trigger" standard, not a single trigger. Each of Biovail's recent employment agreements (including those with each of Ms. Mulligan and Dr. Fibiger) provide for payment of severance only if the employee is terminated during the 12-month period following a change of control. In addition, Mr. Wells' employment agreement converts to a double trigger after May 1, 2009.

The Board believes that the six-month period proposed by the Dissident Shareholder in part (ii) of Dissident Shareholder Resolution No. 8 is inconsistent with market practice. The Board believes that the 12-month period adopted in the Compensation Committee Charter is well within the range of that adopted by other Canadian public companies, some of which provide for longer than a one year period subsequent to the change of control.

For these reasons, the Board believes that Biovail's current practices with respect to employment agreements are more than sufficient and consistent with market standards and best practices.

SHAREHOLDERS SHOULD VOTE AGAINST DISSIDENT SHAREHOLDER RESOLUTION NO. 8.

THE PROXY TO VOTE IS BLUE

YOUR VOTE IS EXTREMELY IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN

TIME IS SHORT, VOTE TODAY!

YOUR BOARD RECOMMENDS THAT YOU

VOTE ONLY YOUR BLUE PROXY

☑    FOR the election of the 11 director nominees proposed by Biovail in the accompanying Management Proxy Circular;

☑    FOR the re-appointment of Ernst & Young LLP as our auditors and the authorization of the directors to fix the auditors' remuneration;

☑    FOR the approval, by ordinary resolution, of amendments to Biovail's By-law;

☑    FOR the approval, by ordinary resolution, of amendments to Biovail's 2007 Equity Compensation Plan; and

☑    AGAINST ALL EIGHT resolutions proposed by the Dissident Shareholder.

Shareholders with questions or needing assistance in voting their BLUE proxy should not hesitate to call

North American Toll Free Number: 1-866-676-3028

Bank and Broker and Collect Calls Accepted: 1-212-806-6859

*TOLL FREE — European: 00 800 6611 6611

European Collect Calls Accepted: +44 117 378 6025

*Austria; Belgium; Denmark; Finland; France; Germany; Ireland; Italy; Netherlands; Norway; Spain; Sweden;
Switzerland; United Kingdom

Please visit our website for regular updates at www.biovail.com

Voting is a very quick and easy process. To be effective, your BLUE proxy must be received before and no later than 10:00 a.m. (Toronto time) May 26, 2009, using any one of the methods described on the BLUE form of proxy. Due to the limited time available, we recommend voting by Internet, telephone or facsimile.
Whether or not you plan to attend the meeting, we ask that you complete and return the enclosed BLUE proxy promptly and discard any materials that you may receive other than from management.

QuickLinks

  Exhibit 99.2
BENEFICIAL HOLDERS
REGISTERED HOLDERS
Total Shareholder Return Biovail vs. Peer Group (Peer Group Weighted by Market Capitalization at May 1, 2008)
RESOLUTION OF THE SHAREHOLDERS OF BIOVAIL CORPORATION
RESOLUTION OF THE SHAREHOLDERS OF BIOVAIL CORPORATION